Form 20-F
period 2022-12-31
Atour Lifestyle Holdings Ltd
filed 2023-04-28
CIK 1853717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from                           to                          .

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-40540

Atour Lifestyle Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1st Floor, Wuzhong Building,

618 Wuzhong Road,

Minhang District, Shanghai, 201103

People’s Republic of China

(Address of principal executive offices)

Haijun Wang

Chief Executive Officer

Tel: +86 021-64059928

E-mail: IR@yaduo.com

18th Floor, Wuzhong Building,

618 Wuzhong Road,

Minhang District, Shanghai, 201103

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents three Class A ordinary shares, par value US$0.0001 per share	ATAT	The Nasdaq Global Select Market
Class A ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Global Select Market

*Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

393,357,954 ordinary shares, comprising 319,677,037 Class A ordinary shares, par value US$0.0001 per share, and 73,680,917 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). Yes ☐ No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADR” refers to average daily room rate, which means room revenue divided by the number of rooms in use;
•	“ADSs” refers to the American depositary shares, each representing Class A ordinary shares;
•	“Atour,” “we,” “us,” “our,” “ours,” “our company,” and the “Company,” refer to Atour Lifestyle Holdings Limited, a Cayman Islands company and its subsidiaries;
•	“China” or “PRC” refers to the People’s Republic of China; and only when in this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;
•	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;
•	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;
•

“GMV” refers to gross merchandise value, which is the total value of confirmed orders placed by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, regardless of whether the products are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers;

•

“leased hotels” refers to leased-and-operated hotels, which, for the avoidance of doubt, include three hotels that are exclusively operated by us on properties leased by certain designated third parties;

•	“manachised hotels” refers to franchised-and-managed hotels;
•	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;
•	“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period;
•	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
•	“SKU” refers to stock-keeping unit offered in our retail business;
•	“Tier 1 cities” refers to, based on China Business Network’s rankings of 2020, the four Chinese cities of Beijing, Shanghai, Guangzhou and Shenzhen;
•

“New Tier 1 cities” refers to, based on China Business Network’s rankings of 2020, the 15 Chinese cities of Chongqing, Suzhou, Chengdu, Hangzhou, Wuhan, Nanjing, Tianjin, Qingdao, Changsha, Zhengzhou, Foshan, Hefei, Xi’an, Dongguan and Shenyang;

•

“Tier 2 cities” refers to, based on China Business Network’s rankings of 2020, the 30 Chinese cities of Nanning, Ningbo, Wuxi, Quanzhou, Jinan, Nantong, Fuzhou, Yantai, Changzhou, Xuzhou, Dalian, Wenzhou, Kunming, Changchun, Xiamen, Shaoxing, Shijiazhuang, Langfang, Nanchang, Jiaxing, Taizhou, Harbin, Jinhua, Guiyang, Huizhou, Taiyuan, Zhuhai, Baoding, Zhongshan and Lanzhou;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

ii

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in China and globally;
•	fluctuations in inflation and exchange rates in China and globally;
•	our ability to implement our growth strategy;
•	our ability to compete and conduct our business in the future;
•	the availability of qualified personnel and the ability to retain such personnel;
•	the expected growth and competition in the hospitality industry in China;
•	changes in government policies and regulation;
•	other factors that may affect our financial condition, liquidity and results of operations; and
•	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

iii

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries in China, in particular, Shanghai Atour Business Management Group Co., Ltd., or Atour Shanghai, and its subsidiaries, and a substantial portion of our assets are located in China. The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Atour Lifestyle Holdings Limited
100%
Atour Hotel (HK) Holdings Limited
Offshore
Onshore PRC
100%
Shanghai Atour Business Management Group Co., Ltd.
Shanghai Rongduo Business Management Co., Ltd.
100%
Shanghai Shankuai E-Commerce Co., Ltd.
100%
Shanghai Leiduo Commerce and Trade Co., Ltd.
100%
Shanghai Jiangduo Commerce and Trade Co., Ltd.
100%
Shanghai Chengduo Information Technology Co., Ltd.
100%
Beijing Chengduo Data Technology Co., Ltd.
100%
Atour (Shanghai) Travel Agency Co., Ltd.
Direct Ownership

Note:

(1)

As of March 30, 2023, (i) Mr. Haijun Wang, our founder, Chairman of Board of Directors and Chief Executive Officer, beneficially own 30.0% of our total issued and outstanding ordinary shares and 73.9% of aggregate voting power; and (ii) the other shareholders, in aggregate, beneficially own 70.0% of our total issued and outstanding ordinary shares and 26.1% of the aggregate voting power. For details regarding the voting arrangement between Mr. Wang Haijun and certain minority shareholders, see “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders”.

Our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the Accounting Standards for Business Enterprise were RMB387.4 million and RMB411.2 million (US$59.6 million) as of December 31, 2021 and 2022. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contribution to the enterprise expansion fund or the staff and bonus welfare fund during the years ended December 31, 2021 and 2022. The restricted amounts of our PRC subsidiaries totaled RMB74.6 million and RMB83.9 million (US$12.2 million) as of December 31, 2021 and 2022, respectively. See “Item 4.Information on The Company—4.B. Business Overview—Regulation—Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Taxation—PRC” for more details.

Except in connection with our corporate restructuring prior to our initial public offering, none of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including Atour Lifestyle Holdings Limited, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In May 2021, our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited, distributed RMB20.6 million to certain shareholders. Historically, Atour Shanghai has also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2022, we did not transfer any cash proceeds to any of our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be transferred by us through our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Offshore Financing.”

Recent Regulatory Developments

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security.

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we had applied for and completed a cybersecurity review with respect to the listing of our ADSs on the Nasdaq pursuant to the Cybersecurity Review Measures.

CSRC Filing Requirements

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules.

If we fail to obtain required approval or complete other review or filing procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs—The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. Under the HFCAA, trading in our securities on U.S. markets, including Nasdaq, may be prohibited if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file this annual report. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our ADSs.”

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. For each hotel that we operate, our subsidiary operating the hotel is required to obtain a basic business license and a special industry license issued by local public security bureau, and is required to have hotel operation included in the business scope of its business license. As of December 31, 2022, we have obtained such basic business license and special industry license in compliance with applicable PRC laws and regulations. In addition, our operating subsidiaries in China may from time to time be required to obtain other secondary licenses, permits or approvals from local governmental authorities at the operational level, such as fire prevention safety inspection, hygiene permit and environmental impact assessment approval, to the extent relevant to their respective business. For a detailed discussion of compliance with these licenses, permits or approvals required in our ordinary course of business, and the associated consequences and risks for any non-compliance, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations that may subject us to liability.”

In addition, as described above, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. In connection with our prior initial public offering and Nasdaq listing status, we had applied for and completed a cybersecurity review with respect to the listing of our ADSs on the Nasdaq pursuant to the Cybersecurity Review Measures. In addition, we are required to complete the filing with the CSRC for our future overseas securities offerings under the CSRC Filing Rules.  For details of related risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs—The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.”

We manage our business operations in a prudent manner where we determine whether a particular regulatory permission or approval is required based on opinions and guidance from our in-house and external legal counsel and relevant governmental authorities, as the case may be. As of the date of this annual report, we have not received any regulatory notice requesting us to obtain a permission or approval that we have concluded is not required. If we inadvertently concluded that any permission or approval was not required, we could be subject to administrative penalties as provided in relevant PRC laws and regulations, as if such permission or approval were not obtained. In addition, there remains substantial uncertainty as to what consequences would be in the event of change in laws, regulations, or interpretations, which largely depends on the specific rule-making. While we continue to keep abreast of regulatory developments in China, our business may be disrupted and our results of operations may suffer if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements. See “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Doing Business in China—Uncertainties regarding the enforcement of laws, and changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.”

3.A.	Reserved
3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

•	Our operating results are subject to conditions typically affecting the hospitality industry in China, any of which could reduce our revenues and limit opportunities for growth.
•	If we are unable to compete successfully, our financial condition and results of operations may be harmed.

•	We may not be able to manage our expected growth, which could adversely affect our operating results.
•	Our expansion within existing markets and into new markets may present increased risk.
•	We may not be able to successfully identify, secure or operate additional hotel properties.
•	Our limited operating history makes it difficult to evaluate our future prospects and results of operations.
•	The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial and operating performance.
•	If our brand reputation is harmed, it could have a material adverse effect on our business and results of operations.
•

We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, other employees, business partners, other third parties as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

•	We may not be successful in developing and achieving expected returns from our diversified hotel brand portfolio, which could adversely affect our financial performance and condition.
•	We are subject to various operational risks inherent in the manachise business model.
•	We may not be able to successfully attract new franchisees and compete for franchise and management agreements and, as a result, we may not be able to achieve our planned growth.
•

Our franchise and management agreements could be terminated early and we may not be able to renew our existing franchise and management agreements or renegotiate new franchise and management agreements when they expire.

•	We may be liable for improper collection, use or appropriation of personal information provided by our customers.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.
•	Uncertainties regarding the enforcement of laws, and changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.
•	Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation.
•

Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our ADSs.

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

Risks Related to Our ADSs

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
•

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.
•	The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.

Risks Related to Our Business and Industry

Our operating results are subject to conditions typically affecting the hospitality industry in China, any of which could reduce our revenues and limit opportunities for growth.

Our operating results are subject to conditions typically affecting the hospitality industry in China, including, among others:

•	changes in national, regional or local economic conditions;
•	contraction in the global economy or low levels of economic growth;
•	competition from other hotels and vacation rental online marketplace companies;
•	the attractiveness of our hotels to our guests;
•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
•	adverse weather conditions, natural disasters or serious contagious diseases, such as COVID-19;
•	the ability of third-party internet and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;
•	the availability and cost of capital necessary for us and third-party hotel owners to fund investments, capital expenditures and service debt obligations;
•	delays in or cancellations of planned or future development or refurbishment projects;
•	seasonal and cyclical volatility in the hospitality industry;
•	changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development;
•	the performance of managerial and other employees of our hotels; and
•	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

Changes in any of these conditions could adversely affect our occupancy rates, ADR and RevPAR, or otherwise adversely affect our results of operations and financial condition.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

The hospitality industry in China is highly competitive. Competition for guests and customers is primarily focused on hotel room rates, quality of accommodations, brand recognition, convenience of location, geographic coverage, quality and range of services, other lifestyle offerings, and guest amenities. We mainly compete with other branded and independent hotel operating companies, national and international hotel brands and ownership companies. In addition, we may face competition from new entrants in the hospitality industry in China or increased competition from competitors who are expanding rapidly. Such competitors include vacation rental online marketplace companies. New and existing competitors may offer more competitive rates, greater convenience, superior services or amenities, or superior facilities, possibly attracting guests away from our hotels and resulting in lower occupancy rate and ADR for our hotels.

Competitors may also outbid us in the selection of sites for new leased hotel conversion, negotiate better management terms for potential manachised hotels or offer better terms to our existing manachised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other types of hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

We may not be able to manage our expected growth, which could adversely affect our operating results.

We have experienced substantial growth in the past. Over the past few years, we increased the number of our hotels in China to 932 as of December 31, 2022, and we intend to continue to convert, operate and manage additional hotels in markets where we have a presence and in additional cities in China. Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified hotel management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

Our expansion within existing markets and into new markets may present increased risk.

Our expansion within markets where we already have a presence may adversely affect the financial performance of our hotels in operation in those markets and, as a result, negatively affect our overall results of operations. Furthermore, expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. Guests and franchisees in any new market may not be familiar with our brands and we may need more time to build brand awareness in that market through greater investments in advertising and promotional activities than we anticipated. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. Expansion into new markets may also cause certain of our non-financial key performance indicators to decline, such as our ADR, occupancy rate and RevPAR, as new markets may have lower average hotel room rates than markets in which we currently have a presence and our new hotels tend to have a lower occupancy rate than our more mature hotels. Our inability to anticipate the changing demands that expanding operations will impose on our managerial, operational, IT, and other resources, or our failure to quickly adapt our systems and procedures to the demands of new markets, could result in lost revenues and increased expenses and otherwise harm our results of operations and financial condition.

We may not be able to successfully identify, secure or operate additional hotel properties.

We plan to open more hotels in markets where we have a presence and new cities in China to further grow our business. We may not be successful in identifying, leasing, managing and operating additional hotel properties at desirable locations and on commercially reasonable terms, or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities, rental prices may increase, or our competitors may be able to gain leases of properties before we can do so. In some cases, our competitors may be willing to enter into less favorable lease or hotel management arrangements in order to prevent us from securing a particular property. Alternatively, in less developed cities, demand for our hotels may not increase as rapidly as we may expect. In addition, even if we are able to successfully identify and lease or manage new hotel properties, new hotels may not generate the returns we expect. Furthermore, we may incur costs in connection with evaluating properties and negotiating with property owners, lessors and manachised hotel owners, including properties that we are subsequently unable to lease or manage. If we fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We believe that our future success depends on our ability to achieve sustainable and profitable growth. We have a limited operating history since we commenced our business operations in China in 2013. Our limited operating history and significant growth make it difficult to evaluate our historical performance or prospects. In addition, fluctuations in results could make period to period comparisons difficult. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include, among others:

•	the uncertainties associated with our ability to continue our growth and maintain profitability;
•	preserving our competitive position in the upper midscale hotel segment of the hospitality industry in China;
•	offering consistent and high-quality accommodations and services to retain and attract guests;
•	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences;
•	our ability to introduce new hotel and other lifestyle offerings to achieve our goal to become a leading lifestyle brand;
•	increasing awareness of our Atour brand and continuing to develop customer loyalty; and
•	recruiting, training and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial and operating performance.

The COVID-19 pandemic has negatively impacted the global economy. Our business experienced challenges throughout 2022 Due to the pandemic. As a result, the occupancy rate of our hotels decreased from 67.7% in 2021 to 63.0% in 2022. Similarly, the ADR of our hotels decreased from RMB415.2 in 2021 to RMB391.2 in 2022. Our RevPAR, as a result, decreased from RMB294.9 in 2021 to RMB260.7 in 2022.

Since the outbreak of COVID-19 and up to December 31, 2022, the Chinese governmental authorities had accumulatively requisitioned a total of 482 of our hotels (including approximately 7.1 million room-nights) in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes. All other than ten of these hotels were manachised hotels. For most of the time throughout the COVID-19 pandemic, we did not generate any revenue relating to sales based on continuing franchise fees from our manachised hotels used for quarantine purposes as the franchisees of such hotels were not required to pay us any continuing franchise fees during the quarantine periods.

The continuing COVID-19 pandemic also increased the probability that franchisees will be unable to fund working capital and to repay or refinance indebtedness, which may cause our franchisees to declare bankruptcy. Such bankruptcies may result in termination of our franchise and management agreements and eliminate our anticipated income and cash flows. Moreover, bankrupted franchisees may not have sufficient assets to pay termination fees, other unpaid fees, reimbursements or unpaid loans owed to us. The spread of COVID-19 had also adversely affected our suppliers and other business partners. If any of our suppliers and other business partners experiences financial distress, suffers business disruptions, goes out of business or files for bankruptcy due to the COVID-19 outbreak, our business, results of operations and financial condition could be materially and adversely affected. In addition, if any of our employees or customers is suspected of having contracted or has contracted COVID-19 while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises.

Starting from November 2022, the PRC government has been gradually lifting its precautionary measures, and the social and economic activities in China have returned to normal levels since then. As of the date of this annual report, none of our hotels is requisitioned by governmental authorities. However, the ultimate impact of the pandemic is highly uncertain and the actual effects will depend on many factors beyond our control. As a result, we do not yet know the extent of the impacts on our business, our operations or the global economy as a whole. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this section.

If our brand reputation is harmed, it could have a material adverse effect on our business and results of operations.

We believe our “Atour” and “Yaduo” brands are integral to our success, including the success of our sales and marketing efforts and our efforts to grow through hotel management arrangements. Our continued success in maintaining and enhancing our brand depends, to a large extent, on our ability to provide consistent and high-quality accommodations and services across our hotel chain, and design and introduce new accommodations and services to meet customer demands, as well as our ability to respond to competitive pressures. In addition, we must maintain our hotels’ good condition and attractive appearance which requires ongoing renovations and other leasehold improvements, including periodic repair and replacement of furniture, fixtures and equipment. Our future lifestyle brand offerings, if any, also depend on successful execution of our brand strategy and customer perception of us as a leading and pioneering lifestyle brand. If we are unable to maintain and enhance our brand reputation or fail to execute our brand strategy, our occupancy and room rates may decline and our new lifestyle brand offerings may not be widely accepted by customers, which would adversely affect our business and results of operations.

We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, other employees, business partners, other third parties as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

Our ability to attract and retain customers is highly dependent upon the external perceptions of our services, trustworthiness and business practices. Negative perceptions or publicity about us and our business, shareholders, affiliates, directors, officers, employees, business partners, other third parties as well as the industry in which we operate, even if related to isolated incidents, could erode trust and confidence and damage our reputation among existing and potential customers. In turn, this could decrease the demand for our products and services, increase regulatory scrutiny and detrimentally effect our business. In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•	alleged misconduct or other improper activities committed by our directors, officers, and employees, our franchisees and their personnel, as well as our business partners;
•	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees and franchisees;
•	complaints by our customers about our products and services;
•	security breaches of private customer or transaction data;
•	employment-related claims relating to alleged employment discrimination, wage and hour violations; and
•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Furthermore, our brand name and our business may be harmed by aggressive marketing and communication strategies by competitors and third parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute each of the allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or our business partners, may be posted online by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them and we are often afforded little or no time to respond. As a result, our reputation may be materially and adversely affected and our ability to attract and retain customers and maintain our market share and our financial conditions may suffer.

We may not be successful in developing and achieving expected returns from our diversified hotel brand portfolio, which could adversely affect our financial performance and condition.

We primarily derive our revenues from (i) franchise and management fees from our manachised hotels and sales of hotel supplies to manachised hotels, (ii) operations of our leased hotels, and (iii) sales of our retail products in connection with our scenario-based retail business. We generated net revenues of Atour Light, Atour X, Atour, ZHOTEL, Atour S, and A.T. House. However, any new brands that we have launched or may launch in the future may not achieve anticipated returns. The development of a new brand requires significant upfront market research and accurate prediction of customer preferences, followed by hotel development process that takes a considerable amount of time. We may not possess enough knowledge or experience in expanding into these new market segments and we may face more competition in such new market segments. We cannot assure you that our efforts in developing new hotel will be successful. If a new hotel brand is not well received by our customers, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

Our growth depends on our ability to increase revenues generated by our existing and future hotels and from our existing and future members.

While sales growth will depend in part on our plans for new hotel openings, deeper penetration into existing and new geographic markets and increased sales at our existing hotels will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase the revenues generated by our hotels depends in part on our ability to successfully implement our growth strategy and related initiatives. Our ability to penetrate further into the existing geographic markets where we already have a presence depends in part on our ability to successfully market ourselves and to maintain and increase sales to our existing members and attract more members to our A-Card membership program. We may not be able to achieve our targeted sales growth at our existing and future hotels, and sales at such hotels could decrease. In addition, we may not be able to achieve our targeted level of expansion within existing and new geographic markets. The occurrence of any of such events may have a material adverse effect on our business, financial condition and results of operations.

Our costs and expenses may remain constant or increase even if our revenues decline.

A significant portion of our operating costs for a particular period, including rent, is fixed. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses may not decrease proportionately. For example, during January and February, the months during which the Chinese New Year falls, our occupancy rates tend to decline and our revenues fall, but our expenses do not vary significantly since we continue to pay rent and salary, make regular repairs, conduct maintenance and renovations, and invest in other capital improvements on a continuous basis to maintain the attractiveness of our hotels. In addition, our conversion costs may increase as a result of increasing costs of materials and our labor costs may increase over time. However, we have a limited ability to pass increased costs on to guests through hotel room rate increases. For example, our total operating costs increased by 2.4% from RMB1,490.3 million in 2019 to RMB1,526.7 million in 2020, while our net revenue decreased slightly from RMB1,567.1 million in 2019 to RMB1,566.6 million in 2020, primarily due to decreases in occupancy rate and ADR of our hotels as a result of the COVID-19 outbreak. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

Some of our existing development pipeline may not be developed into new hotels, which could materially and adversely affect our growth prospects.

As of December 31, 2022, we had 363 hotels with a total of 39,285 hotel rooms in our development pipeline, which we define as hotels under construction or approved for development under our hotel brands. The commitments of owners and developers with whom we have contracts are subject to numerous conditions, and the eventual development and construction of our development pipeline not currently under construction is subject to numerous risks, including, in certain cases, the owner’s or developer’s ability to obtain adequate financing and obtaining governmental or regulatory approvals. As a result, not every hotel in our development pipeline may develop into a new hotel that enters our system.

We are subject to various operational risks inherent in the manachise business model.

Our success could be adversely affected by the performance of our manachised hotels, which are subject to a variety of risks inherent in our manachise business model. Under the manachise business model, we manage hotels through the on-site hotel managers and HR representatives we appoint to each hotel and collect fees from franchisees. We plan to continue to increase the number of manachised hotels in the future. Our franchisees may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis.

We oversee and manage the operations of our manachised hotels pursuant to various franchise and management agreements. However, we are not able to control the actions of our franchisees. Under those franchise and management agreements, our franchisees are typically responsible for developing hotel properties on a timely basis, bearing the costs and expenses of developing and operating the hotels, including costs of renovating the hotels to our standards and recruiting and employing hotel staff. However, if our franchisees have difficulties in accessing capital or are reluctant to make investments for the management or renovation of the hotels, we may not be able to force them to secure the required capital and the quality of our manachised hotels’ operations may be thereby diminished. The risk can be magnified where such franchisees own multiple hotels under our brand.

Besides, as the hospitality industry in China is subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations, we cannot ensure that all of our franchisees or manachised hotels comply with these laws and regulations. We normally require our franchisees to secure relevant governmental approvals and permits for operating the hotels in our standard franchise and management agreements and require that our franchisees provide us with some basic approvals and permits, including, among others, business license, special industry license and fire prevention safety inspection certificates. However, some of our franchisees may fail to obtain or renew such approvals or permits in a timely manner, or at all. Any failure to obtain or renew such approvals or permits or to comply with the laws and regulations will negatively affect the operation of our manachised hotels, which will in turn have a material adverse effect on our results of operations.

As many factors affecting the operations of those hotels are beyond our control, we cannot assure you that the quality of the services in our manachised hotels are consistent with our standards and requirements. Although we send for routine inspection purposes regional managers and members of our quality control team to manachised hotels on a regular basis, we may not be able to identify problems in their operations and make responses on a timely basis. Our manachised hotels are also operated under our brand names. As a result, our image and reputation may suffer due to misuse of our brands by any of our franchisees, which may have a material adverse effect on our business and results of operations. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting our results of operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. We have closed a limited number of manachised hotels that did not comply with our brand and operating standards in the past. If any of our franchisees defaults or commits wrongdoing, such franchisee may not be in a position to sufficiently compensate us for losses which we have suffered as a result of such defaults or wrongdoings. While we ultimately can take action to terminate our franchisees that do not comply with the terms of our franchise and management agreements or commit wrongdoing, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

In addition to quality standards, safety incidents such as fire accidents may occur at our manachised hotels despite our supervision. Any such occurrence may result in substantial reputational harm to us and our brands. In addition, if such safety incidents occur at any of the manachised hotels that do not possess the relevant licenses, permits or inspection certificate, there could be substantial negative publicity, thereby triggering government actions that could impact our entire hotel network, which in turn will have a material adverse impact on our business, results of operations and financial condition.

Although our proprietary information system can collect operational and financial data of each hotel, we may not be able to avoid fraud or manipulation of such data by some franchisees, which may adversely affect the ability to effectively respond to potential issues. Moreover, the term of lease for some of the properties of our franchisees is shorter than the typical term of our franchise and management agreements. We cannot assure you that upon expiration, these franchisees will be able to renew their leases in order to perform their franchise and management agreements with us.

We may not be able to successfully attract new franchisees and compete for franchise and management agreements and, as a result, we may not be able to achieve our planned growth.

Our growth strategy largely depends on our ability to further expand our presence through entering into franchise and management agreements with our franchisees. We believe that our ability to attract new franchisees and compete for franchise and management agreements with them depends primarily on our brand recognition and reputation, the results of our overall operations in general and the success of our current manachised hotels. Other competitive factors for franchise and management agreements include marketing support, membership program, efficiency of our central reservation system (“CRS”) and IT infrastructure, our ability to provide systems and support to assist franchisees to operate their hotels cost- effectively.

The terms of any new franchise and management agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, or governmental planning or other local regulations change, the supply of suitable properties for additional manachised hotels could diminish. If the performance of our manachised hotels is less successful than that of our competitors’ hotels or if we are unable to offer terms as favorable as those offered by our competitors, we may not be able to compete effectively for new franchise and management agreements and we may not be able to attract as many new franchisees as we expect. As a result, we may not be able to achieve our planned growth and our business and results of operations may be materially and adversely affected.

Our franchise and management agreements could be terminated early and we may not be able to renew our existing franchise and management agreements or renegotiate new franchise and management agreements when they expire.

We franchise our brands to third parties pursuant to franchise and management agreements or other similar agreements. These franchise and management agreements may be renegotiated or may expire. The versions of franchise and management agreements we have used during recent years typically have a fixed term of 8 to 15 years. We plan to renew our existing franchise and management agreements upon expiration or renegotiate with our franchisees for new franchise and management agreements. However, we may be unable to retain our franchisees on satisfactory terms, or at all. In addition, our franchise and management agreements could also be terminated early due to a number of reasons, including property disputes or defects, franchisees’ financial difficulties, regulatory non-compliance, and others, many of which are beyond our control. If a significant number of our existing franchise and management agreements expire and new franchisees do not cover those expired franchisees or a significant number of our franchisees terminate the franchise and management agreements with us early, our revenue and profit may decrease in the future, and our results of operations could be materially and adversely affected.

In addition, disputes could arise between us and our franchisees under our franchise and management agreements. We or our franchisees may take legal actions against each other in connection with such disputes. No assurance can be given as to the outcome of any such legal proceedings, which could have a material adverse effect on our business, results of operations and financial condition. Even if we and our related parties are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal and civil liabilities and/or penalties.

As the hospitality industry in China is highly competitive, the terms of our franchise and management agreements are influenced by contract terms offered by our competitors. We cannot assure you that the terms of franchise and management agreements for new manachised hotels entered into or renewed in the future will be as favorable as the terms under our existing franchise and management agreements. If such agreements cannot be renewed on satisfactory terms upon expiration, our results of operations could be materially and adversely affected.

Our failure to comply with franchise regulations may result in penalties to us and could have a material adverse effect on our business.

In China, any entity engaging in franchise activities are subject to the supervision and administration of the Ministry of Commerce, or the MOC, and its local counterparts. Under the relevant regulations, franchisors are required to file their franchise agreements with the MOC or its local counterparts, and are required to report to the MOC regarding the franchise agreements that they executed, canceled, renewed or amended in the previous year within the first quarter of every year. Fifteen days after a franchisor first enters into a franchise agreement, the franchisor is required to make appropriate filing with the MOC or its local counterparts. We cannot guarantee that we will obtain all applicable approvals and make all appropriated filings pursuant to laws and regulations, and such non-compliance could subject us to fines and other penalties that may negatively affect our operation, which could result in a material adverse effect on our business. Besides, given the uncertainties in the interpretation of relevant laws and regulations, our management agreements or trademark license agreements may be determined to be franchise agreements by the relevant authorities, in which case we may be required to obtain approvals or make filings for such activities, and failure to do so may also subject us to fines and other penalties.

Besides, the franchise activities are subject to various laws and regulations. For example, before entering into franchise agreements, the franchisor is required to correctly, accurately and fully disclose and provide specified written information to the franchisee regarding the franchised businesses, which includes certain proprietary information. If we violate the disclosure requirements related to franchise activities, our franchisees may choose to terminate their franchise agreements with us, and we could be subject to fines and other penalties that may negatively affect our operation, which could result in a material adverse effect on our business. Apart from that, all franchise agreements are required to include certain provisions, such as termination rights and payment obligations. If we are required to revise our agreements pursuant to applicable laws and regulations, such revised terms may be less favorable to us, which could materially diminish the economic value of our agreements.

We may not be able to convert leased hotels on a timely or cost-efficient basis, which may adversely affect our growth strategy and business prospects.

We fund and oversee the conversion of our leased hotels. Our involvement in the conversion of leased properties presents a number of risks, including conversion delays or cost overruns, which may result in increased project costs or lost revenues. We may be unable to recover conversion costs we incur for projects that are not pursued to completion. In addition, properties that we convert could become less attractive due to market saturation or oversupply, meaning we may be unable to recover conversion costs at the expected rate, or at all. Furthermore, we may not have available cash to complete projects that we have commenced, or we may be unable to obtain financing for conversion of future properties on favorable terms, if at all. If we are unable to successfully manage our hotel conversion activities to minimize these risks, our growth strategy and business prospects may be adversely affected.

Our new leased hotels typically incurred significant pre-opening expenses during their development stages and generated relatively low revenues during their ramp-up stages, which may have a significant negative impact on our results of operations.

During the development stages of each new leased hotel, significant pre-opening expenses will typically be incurred. During the ramp-up stage immediately after the opening of each new leased hotel, its occupancy rate increases gradually and its revenues may be insufficient to cover its operating costs, which are relatively fixed in nature. As a result, most newly opened leased hotels may not achieve profitability until they reach a mature level of operations. We may also be unable to recover development costs we incur for projects that are not completed. Any expansion of our leased hotel portfolio would incur significant pre-opening expenses during the development stage and relatively low revenues during the ramp-up stage of such newly opened leased hotels, whose expenses may have a significant negative impact on our results of operations.

Properties that we develop could become less attractive due to market saturation, oversupply or changes in market demand, with the result that we may not be able to recover development costs as we expect, or at all.

Our legal right to lease certain properties to operate our leased hotels could be challenged by property owners or other third parties, which could prevent us from continuing to operate our leased hotels or increase the costs associated with operating these hotels.

We rely on leases with third parties who either own or lease the properties from the ultimate property owners to operate our leased hotels. The land use rights and other property rights with respect to properties we currently lease for our existing hotels could be challenged. As of December 31, 2022, our lessors failed to provide us with the valid property ownership certificates and/or the land use rights certificates for approximately 7.7% of all of our leased hotels in terms of gross floor area. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, the lessees’ rights under those leases could be challenged by other parties including government authorities in China. If the properties are deemed to be illegal constructions or the landlords do not have the rights to lease the properties to the lessees for hotel operations purposes, the lessors (instead of the lessees) may be subject to monetary penalties and the lease agreements may be invalidated. We may therefore be required to relocate our relevant hotels. In addition, some of our properties where our leased hotels are located are owned by governmental and other third-party organizations, and such leases are subject to present and future policies in China related to government-owned properties or other similar types of properties. In the event that we could no longer operate on such sites, we may suffer financial losses.

We also cannot assure you that we can always keep good title of the properties we lease currently or will lease in the future, free and clear of all liens, encumbrances and defects. If the ultimate owner of the property changes after the original owner of such property mortgages such property to any third party, lessees’ legal rights under the lease agreement may be affected adversely and we may not rank senior in the right of continuing occupying the property. In addition to the above risks, we also face potential disputes with property owners, primary lease holders or third parties. Such disputes, whether or not resolved in our favor, may divert management attention, involve significant cost, harm our reputation and otherwise disrupt our business.

Failure to comply with lease registration under PRC law may subject both parties to such leases to fines or other penalties that may negatively affect our ability to operate our leased hotels.

Under PRC law, all lease agreements of commodity housing tenancy are required to be registered with the local housing bureau, including those relating to the leased properties underlying our leased hotels. While the majority of our standard lease agreements require the lessors to make such registrations, most of our leases entered into in connection with our leased hotels as of the date of this annual report have not been registered as required by PRC law, which may expose both lessors and lessees to potential monetary fines ranging from RMB1,000 to RMB10,000 for each non-registration. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties.

In addition, in some instances where the lessors or lessees are not the ultimate owners of hotel properties, no consents or permits have been obtained from the property owners, the primary lease holders or competent government authorities, as applicable, for the subleases of the hotel properties to certain of our hotels, which could potentially invalidate the leases for our hotel properties or lead to the renegotiation of such leases that result in terms less favorable to us or even relocation of our relevant hotels. Some of the properties leased from third parties were also subject to mortgages at the time the leases were signed. Moreover, the property ownership or leasehold in connection with our manachised hotels could be subject to similar third-party claims.

Failure to comply with land- and property-related requirements under PRC law may subject lessors to fines or other penalties that may negatively affect our ability to operate our leased hotels.

Lessors of our hotel properties are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, before any properties located on state-owned land in China with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from competent government authorities. In addition, properties used for hotel operations and the underlying land should be approved for hospitality use or appropriate commercial use purposes by competent government authorities. Some of the lessors of our hotel properties have not obtained the required governmental approvals, including approvals of the properties for hospitality use purposes. As of December 31, 2022, for approximately 24.4% of our leased hotels in terms of gross floor area, the lessors have not obtained the required governmental approvals for the properties to be used for hospitality use purposes. Failure to comply with the land- and property-related laws and regulations may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of the leases and relocation of our relevant leased hotels, and therefore may adversely affect our results of operations. While some lessors have agreed to indemnify lessees against the losses resulting from the lessors’ failure to obtain the required approvals, there is no assurance that the lessees will be able to successfully enforce such indemnification obligations against the lessors or that such indemnification can cover losses from all the property defects. As a result, we may suffer significant losses resulting from the lessors’ failure to obtain required approvals to the extent that the lessees are not fully indemnified by the lessors.

The lease agreements for our leased hotels could be terminated early, the existing leases may not be renewed on commercially reasonable terms and the rents paid by us could increase substantially, which could materially and adversely affect our operations.

The terms of leases for leased hotels typically provide, among other things, that the lease could be terminated under certain legal or factual conditions. If any such lease were terminated early, operations of the related hotel property may be interrupted or discontinued and costs may be incurred by us to relocate to another location. Furthermore, we may be liable to our lessors, guests and other vendors and may be required to pay losses and damages due to our default under relevant contracts. As a result, our business, results of operations and financial condition could be materially and adversely affected.

Although we intend to renew existing leases of certain of our leased hotels, there can be no assurance that we will be able to renew such leases and maintain current hotel operations on satisfactory terms, or at all. In particular, we may experience increased rent payments and increased operating cost in connection with renegotiating leases. If we fail to maintain current hotel operations on satisfactory terms upon expiration of the leases, the respective operating costs of our company may increase and overall profits generated from hotel operations may decrease. If we are unable to pass on increased costs to our guests through room rate increases, the operating margins and earnings of our company could decrease and our results of operations could be materially and adversely affected.

Our leases typically allow us to terminate the lease early under limited circumstances, and in some instances, our leases contain a term which requires us to pay the contingent rent for our wrongful early termination of such agreements. If disputes between us and our landlords occur in the future, and resolved in favor of our landlords, we may need to pay losses and damages to the landlords and as a result, our business, results of operations and financial condition could be materially and adversely affected.

Default in payment by franchisees and/or corporate account clients that have large account receivable balances could adversely impact our cash flows, working capital, results of operations and financial condition.

Our accounts receivable include amounts due from our franchisees and corporate clients whose employees are guests in our leased hotels. Our corporate clients may choose to settle with us directly, and we typically require our franchisees to pay various fees pursuant to their franchise and management agreements with us on a monthly basis. Our net accounts receivable balance was RMB100.0 million and RMB132.7 million (US$19.2 million) as of December 31, 2021 and 2022, respectively.

We are subject to the risk that we may be unable to collect accounts receivable in a timely manner, or at all. An extended period of hotel room vacancy or decrease in room rates, which may be the result of a variety of factors such as unfavorable economic conditions in China and globally, may adversely affect our ability to collect accounts receivable in a timely manner, or at all. Such risk was higher as a result of the outbreak of COVID-19 resulting in financial difficulties of certain of our franchisees. We extended credit terms to certain franchisees during the pandemic as part of our support for franchisees. As a result, our franchisees and/or corporate account clients may not be able to pay us in a timely fashion and our accounts receivable and allowance for doubtful accounts may accordingly increase. Our liquidity and cash flows from operations may be adversely affected if our accounts receivable cycles or collections periods lengthen or if we encounter a material increase in defaults of payment of our account receivable.

In order to mitigate such risks, we conduct rigorous due diligence checks on prospective franchisees and regularly assess the creditworthiness of corporate account clients. However, these mitigating efforts cannot ensure that we will be able to collect accounts receivable. If the accounts receivable cannot be collected in time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation will likely be materially and adversely affected.

Interruption or failure of our technology platform or IT system could impair our ability to effectively provide accommodations and services, which could damage our reputation.

Our ability to provide consistent and high-quality services across our hotel chain depends on the continued operation of our technology platform and IT system. Any damage to, or failure of, our technology platform or IT system could interrupt our service. Our technology platform and IT system are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, hackers, fires, floods, earthquakes, or other attempts or incidents to harm our systems, and similar events. We rely on cloud servers maintained by third-party service providers to store most of our data. Problems with our cloud service provider or the telecommunications network providers with whom it contract could adversely affect the experience of our guests. Our cloud service provider could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our guests. In addition, our servers may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant and our disaster recovery planning does not account for all possible scenarios. In addition, our technology platform, IT system and related technologies may become outdated and we may not be able to replace or introduce upgrades as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent, prolonged or persistent technology platform or IT system failures, the quality of our services and our reputation could be harmed. The steps we need to take to increase the reliability and redundancy of our technology platform and IT system may be costly, which could reduce our operating margin, and may not be successful in reducing the frequency or duration of any failures or service interruptions.

Moreover, our business also relies upon the overall performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (MIIT). Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serves a large number of guests, franchisees and suppliers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected.

If our IT capabilities and infrastructure fail to keep up with our growing business needs, industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

We have experienced substantial growth in the past and plan to further expand our business in the future. Our expansion has placed, and will continue to place, substantial demands on our IT capabilities and infrastructure. In order to manage and support our growth, we must continue to improve our IT systems, including investments in IT infrastructure and recruitment and training of IT personnel. We cannot assure you that the development of our IT capabilities and infrastructure will keep up with our growing business needs. If we fail to do so, our business, results of operations and financial condition may be materially and adversely affected.

Furthermore, the hospitality industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected. In addition, we have invested in developing our data analytics and other technologies to improve our customer services and operational efficiency, but there is no guarantee that such investments may result in our anticipated outcomes or returns.

Technological innovations may also require substantial capital expenditures in product or service development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We require significant capital to fund our operations, growth and technological investments. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

The growth of third-party websites and other hotel reservation intermediaries and travel consolidators may adversely affect our margins and profitability.

Some of our hotel rooms are reserved through third-party websites and other hotel reservation intermediaries and travel consolidators to whom we pay commissions for such services. We believe that such intermediaries and consolidators aim to have consumers develop loyalties to their reservation systems rather than to hotel brands such as ours. In addition, as the competitive landscape of the third-party hotel reservation intermediary business evolves, if one or more of these intermediaries and consolidators become a more significant channel through which our guests make reservations, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us, which could adversely affect our margins and profitability. These intermediaries and consolidators also may favor other hotel brands with more promotional resources, leading to a decrease in our bookings. Although our contracts with many hospitality intermediaries offer preferential commission rates to hotels, we may not be able to renegotiate these contracts upon their expiration with terms as favorable as existing terms of these contracts.

We face risks associated with the misconduct of our employees, business partners and their employees and other related personnel.

We rely on our employees to maintain and operate our business and have implemented an internal code of conduct to guide the actions of our employees. However, we do not have control over the actions of our employees, our business partners and their employees, and any misbehavior of our employees could materially and adversely affect our reputation and business. Despite the security measures we have implemented, we may be vulnerable to misconduct committed by our employees, our business partners and their employees and other related personnel. If an actual or perceived misconduct occurs, the market perception of the effectiveness of our services could be harmed, we may lose current and potential customers, and we may be exposed to legal and financial risks, including those from legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.

If we fail to maintain our relationships with our members and corporate account clients, our business and financial condition could be materially and adversely affected.

Historically, we have derived a portion of our revenues from our loyalty program members and from our cooperation arrangements with certain corporate account clients. In 2022, over 80% of our room-nights were sold to our A-Card members and corporate account clients through our direct sales channels. We expect that these members and corporate account clients will contribute to the growth of our business in the near future.

We cannot assure you that our members will remain loyal patrons of our hotels and that our corporate account clients will agree to renew the relevant cooperation agreements upon their expiration, or enter into new agreements with us on substantially similar terms. Our negotiating position with corporate account clients also is limited given the competition in China’s hospitality industry. If we fail to enhance or maintain our relationships with our members, and the frequency of member stays at our hotels declines as a result, or if our corporate account clients decline to renew their cooperation agreements or propose new agreements with commercial terms less favorable to us, our business and financial condition could be materially and adversely affected.

The cessation, reduction or taxation of program benefits of our A-Card loyalty program could adversely affect our brand and guest loyalty.

We manage the A-Card loyalty program for our brand. Program members accumulate points based on eligible stays and hotel charges as well as purchase of our retail products and redeem the points for a range of benefits including free rooms and other items of value. The program is an important aspect of our business and of the affiliation value for hotel owners under franchise and management agreements. Currently, the program benefits are not taxed as income to members under PRC tax laws. If the program awards and benefits are materially altered, curtailed or taxed such that a material number of A-Card members choose to no longer participate in the program, this could adversely affect our business.

Scalpers may exploit our A-Card loyalty program by reserving rooms at member-only price and resell such room reservation to our prospective guests, which could adversely affect our guests’ hotel experience and harm our brand and business.

We offer our A-Card members certain discounts to room price as part of the membership benefits. Scalpers have tried to and may continue to exploit these A-Card room discounts by reserving rooms at a lower member-only price and resell to a non-member guest at a higher price. Such exploitation not only results in losses of our revenue but also adversely affects our guests’ hotel experience and harms our brand and business. To prevent such exploitation and ensure the quality of our guests’ hotel experience, we have taken various measures. Nevertheless, there can be no assurance that our efforts against such exploitation will be successful. If we fail to effectively prevent scalpers from exploiting our A-Card loyalty program, our guests’ hotel experience could be harmed and we will suffer loss of revenue, which could in turn adversely affect our brand, reputation and business.

We face various risks associated with our brand license agreements in connection with our themed hotels and our licensors which could adversely affect our business and results of operations.

Our themed hotels are developed under license agreements which grant us the right to use certain intellectual property such as our business partners’ brand names, trademarks and logos. These license agreements typically have terms between one to 10 years, some of which are not automatically renewable, and give the licensor the right to terminate the license agreement due to certain reasons like material breach or non-performance of such license agreements. We may not be able to renew any or some of the existing license agreements. We believe our ability to retain our license agreements depends, in large part, on our relationships with our licensors. Any events or developments adversely affecting those relationships could adversely affect our ability to maintain and renew our license agreements on similar terms or at all. The termination or lack of renewal of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. While we may enter into additional license agreements in the future, the terms of such license agreements may be less favorable than the terms of our existing license agreements. In addition, our collaboration with licensors are generally non-exclusive. Licensors may work with our competitors or new participants in the market. This lowers entry barrier for market players who plan to enter the themed hotel market and operate hotels based on the same non-exclusive licensed intellectual property rights, resulting in more competition and creating pricing pressure.

If we breach any obligations set forth in any of our license agreements, we could be subject to monetary and other penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, financial condition and results of operations.

The success of our themed hotels is also partially dependent on the reputation of our licensors and their intellectual property rights and the ability of our licensors to protect and maintain the intellectual property rights that we use in connection with our hotels, all of which may be harmed by factors outside our control, including unfavorable publicity or negative news regarding us or our licensors, which could adversely affect our reputation and our results of operations.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our brand, trade name, trademarks and other intellectual property are critical to our success. “Atour” and “Yaduo” represent a well-recognized brand in China’s hospitality industry and the success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. Although we have registered “Yaduo”, “Atour” and other logos related to our business as trademarks in China, there is no assurance that any issued patents or registered trademarks will adequately protect our intellectual property, or that such patents and trademarks will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Besides, our trade secrets may leak or otherwise become available to, or be independently discovered by, our competitors or other third parties. Some of our trademark applications may not be granted for various reasons, including existence of prior registrations, applications or rights, or rejection by the authorities in their discretion. If our trademark applications are not granted, we may have to use different marks for affected products or services, or seek other alternative arrangements, which might not be available on commercially reasonable terms, if at all.

In addition, we consider our technology platform and IT system to be key components of our competitive advantage and our growth strategy. There can be no assurance that our future computer software copyright applications will be granted. Monitoring and preventing the unauthorized use of our intellectual property is difficult. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. If there is a third party using similar brand or logos that attempt to cause confusion or diversion of customer demands away from us, preventing such behavior could be difficult, costly and time-consuming and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. The unauthorized use of our trademarks or the use of confusingly similar brands could diminish the value of our brand and its market acceptance, competitive advantages and goodwill.

The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may be costly, involve substantial management time and resources to enforce and may fail to prevent their unauthorized use by third parties. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. There is no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

In addition, once our registered trademarks have expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew or maintain one or more trademark registrations, our ability to use such trademarks could be impaired, which could materially and adversely affect the performance of our existing franchise and management agreements, our ability to enter into future franchise and management agreements, and our business and results of operations.

We may be liable for intellectual property infringement relating to intellectual properties of third parties, which may materially and adversely affect our business, financial condition and prospects.

We cannot assure you that other aspects of our operations do not or will not infringe upon or violate intellectual property rights (including but not limited to trademarks, patents, copyrights, know-how) or other rights (including but not limited to portraiture right) owned or held by third parties. We have been involved in claims against us alleging our infringement of third-party intellectual property rights on certain computer software. Any such intellectual property rights infringement claim could result in costly remedial measures and may adversely affect our business and financial condition. We have adopted systematic methods to reduce our exposure to the risks of intellectual property infringement claims. However, we cannot assure you those methods are sufficient to shield us from third party liabilities for intellectual property infringement, or our efforts will be considered favorably by a given court or relevant governmental authority. Liabilities for intellectual property infringement, or allegations of such infringement, may impose a burden on our management, cause penalties, lead to unfavorable media coverage and damage to our reputation, or even cause PRC authorities to impose sanctions on us, including, in serious cases, suspending our operation, which may materially and adversely affect our business, financial condition and prospects.

Failure to retain our senior management team and other key employees could harm our business and operations.

Our future success significantly depends upon the continuing service of our senior management team, including, our founder, Chairman of Board of Directors and Chief Executive Officer, Mr. Haijun Wang. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily, or at all. As a result, our business could be severely disrupted and our financial condition and results of operations could be materially and adversely affected. We do not carry key person insurance on any of our senior management team. In addition, our senior management team has limited experience in running public companies, which will require us to expend additional resources in hiring additional support staff and incur additional costs and expenses.

If we are not able to recruit, train and retain qualified managerial and other employees, our brand and our business may be materially and adversely affected.

Our ability to continue to conduct and expand our operations depends on our ability to attract and retain a large and growing number of qualified personnel in China. Our ability to meet our labor needs, including our ability to find qualified personnel to fill positions that become vacant, while controlling labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which we operate, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If we are unable to locate, attract or retain qualified personnel, or manage leadership transition successfully, the quality of service we provide to customers and franchisees may decrease and our financial performance may be adversely affected. In addition, if our costs of labor or related costs increase for other reasons or if new or revised labor laws, rules or regulations or healthcare laws are adopted or implemented that further increase our labor costs, our financial performance could be materially and adversely affected.

In particular, our hotel managers and HR representatives are responsible for managing our manachised hotels and interact with our guests on a daily basis and are critical to maintaining our consistent and high- quality accommodations and services, as well as our established brand and reputation. We aim to recruit, train and retain entrepreneurial, motivated and customer-oriented hotel managers and HR representatives with backgrounds and experience in hotel, service and other industries. We must recruit and train qualified hotel managers and HR representatives on a timely basis to keep pace with our rapid growth. There may be a limited supply of such qualified individuals in some of the metropolitan markets in China where we have operations and other cities into which we intend to expand. In addition, criteria such as dedication to work and commitment to high-quality of customer service are difficult to ascertain during the recruitment process. We also must provide continuous training to our hotel managers and HR representatives so that they can stay abreast of changes in our hotel operations and consumer preferences and demands, and meet and implement our quality standards. If we fail to recruit, train and retain qualified hotel managers and HR representatives, our quality standards may decrease in one or more of our hotels and our manachised hotels’ operation may be adversely affected, which in turn may have a material and adverse effect on our brand, our business, and our financial condition and results of operations.

We may not be successful in developing and achieving expected returns from our new products or services, including our innovative scenario-based retail services.

In addition to our hotel offerings, we are also currently engaged in other innovative business lines, including our scenario-based retail (including our expanding private label product offerings). There is no guarantee that we may further expand our product service offerings, attract more customers, and drive customer spending on such businesses.

In particular, our scenario-based retail services are subject to various potential liabilities and risks commonly associated with e-commerce or online retail, including, among others:

•	product liability disputes and related liabilities;
•	food safety disputes and related liabilities;
•	intellectual property infringement disputes and related liabilities;
•	portrait right infringement disputes and liabilities associated with the marketing materials that we use to promote our products;
•	disputes and liabilities related to pricing, advertisements, consumer protection, privacy and data security;
•	non-compliance risks under various laws and regulations, including those laws and regulations relating to online platforms.
•	risks related to refund policy, storage and transportation of our products;
•	fluctuations in the price of raw materials;
•	reliance on third-party manufactures for our private label products and their ability to produce and supply products in compliance with our specifications;

•	lack of effective control over our franchisees, who act as distributors for our retail products; and
•	inventory impairment risks.

Going forward, we plan to build lifestyle brands around hotel offerings and further diversify our non-hotel brand portfolio. However, any new products or services that we have launched or may launch in the future may not achieve anticipated returns. The development of a new product or service requires significant upfront market research and accurate prediction of customer preferences, followed by development process that takes a considerable amount of time as well as significant sales and marketing activities. We cannot assure you that our efforts in developing new products or services will be successful. If a new product or service is not well received by our customers, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

If we were to be sued for product liability, we could face substantial liabilities that exceed our resources.

The third-party and private label products that we sell through our scenario-based retail business could lead to the filing of product liability claims where someone may allege that the products that we sold failed to perform as designed or caused certain injuries or losses. We may be subject to product liability claims resulting from misuse of the products that we sold and we currently do not maintain any product liability insurance. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	costs of litigation;
•	distraction of management’s attention from our primary business;
•	the inability to market relevant products on our retail stores and online platforms;
•	decreased demand for such products;
•	damage to our business reputation;
•	substantial monetary awards to customers or other claimants;
•	loss of sales; or
•	termination of existing agreements by our partners and potential partners failing to partner with us.

Any lack of requisite approvals, licenses or permits applicable to our online retail business may have a material and adverse impact on our business, financial condition and results of operations.

Our online retail business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the Ministry of Commerce and the MIIT. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail industry, including entry into the industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. If the PRC government considers that we were operating without the proper approvals, licenses or permits, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, if we are unable to maintain and renew one or more of our licenses and certificates, or making appropriate reports or filings, we may be subject to sanctions and enforcement actions, which could adversely and materially affect our business, financial condition and results of operations.

If we are unable to conduct sales and marketing activities cost-effectively, our business, financial condition and results of operations may be materially and adversely affected.

We rely on our sales and marketing efforts to enlarge our customer base and drive the spending of our customers. In particular, effective sales and marketing activities are crucial to the expansion and success of our scenario-based retail business. Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s hospitality industry are evolving rapidly. This requires us to continually enhance the effectiveness and efficiency of our sales and marketing activities and experiment with new methods to keep pace with industry developments and customer preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our sales to decline, slow down the growth of our scenario-based retail business, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

We may be liable for improper collection, use or appropriation of personal information provided by our customers.

Our business involves collecting and retaining large volumes of internal and customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data are critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017. Pursuant to the Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the Cyberspace Administration of China and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we previously had applied for and completed a cybersecurity review with respect to the listing of our ADSs on Nasdaq pursuant to the Cybersecurity Review Measures.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which came into effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. We may collect sensitive personal information such as ID card photos and personal photos from our customers for purpose of verifying their personal identities when they carry out online check-in or make online reservation with our hotels. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

We are subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations that may subject us to liability.

Each hotel in our chain must hold a basic business license and a special industry license issued by the local public security bureau and must have hotel operation included in the business scope of their respective business license. In addition, each of our hotels must complete fire prevention safety inspection/commitment with the local public security bureau and obtain hygiene permits and environmental impact assessment approvals. We also need to obtain approvals and make filings for most of our hotel construction projects with fire prevention authorities and construction authorities. Our business also is subject to various health and safety and environmental laws and regulations that affect our operations and conversion activities in the jurisdictions in which we operate, including construction, building, zoning, environmental protection, food safety, public safety, health and sanitary requirements.

As of December 31, 2022, a small number of our leased hotels have not obtained approvals from or made appropriate filings with applicable fire prevention authorities, construction authorities, environmental protection authorities or public security bureau, and a small number of our leased hotels selling or serving food have not obtained the relevant approvals from health administrations for such activities. As a result of these non-compliance matters, we have been and may be subject to monetary damages, the suspension or disruption of our operations or conversion activities, or other administrative penalties or investigations, which could materially and adversely affect our financial condition and results of operations.

We cannot assure you that we or our employees comply with or will comply with all present and future laws and regulations related to our business, including without limitation to hospitality industry, health, safety, construction, fire prevention and environmental laws and regulations. Such non-compliance may subject us to monetary damages, the imposition of fines or other administrative penalties or investigations against us, or the suspension of our operations or conversion activities, which in turn could materially and adversely affect our financial condition and results of operations. Furthermore, if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may suffer. For example, new regulations could require us to retrofit or modify our hotels or incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our conversion activities, or otherwise operate in compliance with environmental laws, could subject us to potentially significant monetary damages and fines or suspension of our business operations, which could materially and adversely affect our financial condition and results of operations.

Owners of our manachised hotels are subject to these same permit and safety requirements. Although our manachised hotel arrangements require the hotel owners to obtain and maintain all required permits or licenses, we have limited control over the manachised hotel owners. Any failure to obtain and maintain the required permits or licenses may require us to delay opening of a manachised hotel or to forgo or terminate our manachised hotel arrangement, which could harm our brand, result in lost management revenues and subject us to potential indirect liability. Each of the foregoing could materially and adversely affect our financial condition and results of operations.

Accidents, injuries or prohibited activities in our hotels may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents, injuries or prohibited activities (such as illegal drug use, gambling, violence or prostitution by guests) taking place in hotels. The occurrence of one or more accidents, injuries or prohibited activities at any of our hotels could adversely affect our safety reputation among guests, harm our brand, decrease our overall occupancy rates, and increase our costs by requiring us to implement additional safety measures. In addition, if accidents, injuries or prohibited activities occur at any of our hotels, we may be held liable for costs or damages and fines. Our current property and liability insurance policies may not provide adequate or any coverage for such losses, and we may be unable to renew our insurance policies or obtain new insurance policies without increases in premiums and deductibles or decreases in coverage levels, or at all.

The restaurants operated by our hotels face risks related to instances of food-borne illnesses and other food safety accidents.

Some of our hotels directly operate the restaurant located in the hotels. The restaurant business is susceptible to food-borne illnesses and other food safety accidents. We cannot assure you that our internal controls and training will be effective in preventing all food-borne illnesses.

Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food- borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and the risk of multiple locations being affected rather than a single restaurant. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could result in fines and other penalties and, if highly publicized, negatively impact restaurant sales, forcing the closure of some restaurants and affect our customers’ confidence in our hotel business. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of the restaurants’ food products and significantly increase such restaurants’ costs, which may also adversely affect the results of operations of the relevant hotels.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war), terrorist activity (including threats of terrorist activity) and travel-related accidents, as well as geopolitical uncertainty and international conflict, may affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

We have limited insurance coverage.

Our property insurance covers the assets that we own at our leased hotels and the buildings in which our leased hotels operate. We also require our manachised hotel owners to purchase customary insurance policies but they may fail to satisfy these requirements. If we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. Even if the amounts and claims are within the limits and scope of our insurance coverage, the insurance provider may not be able to make the compensation payment to us in a timely manner. Any business disruptions or natural disasters may result in us incurring substantial costs and diversion of our corporate and business resources.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

In connection with the audits of our consolidated financial statements included elsewhere in this annual report, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified include:

1)

our company’s lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC; and

2)

our company’s lack of sufficient trained and knowledgeable resources to execute its responsibilities with respect to internal control over financial reporting. As a consequence, we did not design and implement effective process-level controls activities for certain financial statement accounts and disclosures, including impairment of long-lived assets for leased hotels, share-based compensation and income tax.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 15. Controls and Procedures.” However, the implementation of these measures may not fully address such weaknesses and deficiencies in our internal control over financial reporting. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States that are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Our net profit could be adversely affected by share-based compensation .

In 2017, our PRC subsidiary Atour Shanghai adopted the 2017 Share Incentive Plan, or the 2017 PRC Plan. In 2021, we adopted the Public Company Share Incentive Plan, or the Public Company Plan, at the Cayman Islands’ level in preparation for our initial public offering in November 2022, to replace the 2017 PRC Plan. The purpose of the Public Company Plan is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us. See “Item 6. Directors, Senior Management and Employees—6. B. Compensation—Share Incentive Plan—Public Company Plan.”

Under the Public Company Plan, the maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 51,029,546 Class A ordinary shares, which have been reserved for issuance pursuant to the Public Company Plan accordingly. As of the date of March 30, 2023, a total of 25,477,205 share options corresponding to underlying 25,477,205 Class A ordinary shares had been granted to the participants under the Public Company Plan.

For the years ended December 31, 2020 and 2021, we did not recognize any share-based compensation expenses for the share options granted as such awards contain a performance condition such that the awards vest upon the completion of a Qualified IPO defined under our share incentive plans and is not considered probable until the event happens. Upon the completion of our initial public offering in November 2022, we immediately recognized share-based compensation expenses of RMB96.6 million with respect to the share options vested cumulatively. For the year ended December 31, 2022, we recognized RMB163.2 million (US$23.7 million) of share-based compensation expenses.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we expect to grant additional share-based awards to our employees in the future. As a result, our expenses associated with share-based awards may increase, which may have an adverse effect on our results of operations.

Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost.

Companies operating in China are required to comply with various laws and regulations related to labor and employment benefits. For example, companies are required to participate in various government- sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Apart from that, if a company intends to adopt flexible working hour arrangement and comprehensive working hour scheme, it shall fulfill the requirements in relevant regulations, and make filings with labor authorities, or the company will be subject to penalties and may be required to pay extra fees to its employees.

We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, contribute to the housing provident funds, as well as make all filing for comprehensive working hour scheme. Besides, to efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure to make contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to fines, penalties, government investigations or labor disputes and we could be required to make up the contributions for these plans as well as to pay late fees and fines, which may adversely affect our financial condition and results of operations.

We have entered into, and may in the future enter into, strategic transactions to complement our organic growth which may not be successful.

We have entered into, and may in the future enter into, strategic transactions to complement our organic growth, including pursuing selective acquisitions, asset dispositions, joint venture and other types of alliances with business partners. Our potential acquisition and investment targets include high quality manachised hotels, boutique regional hotels and influential lifestyle brands. If we decide to pursue strategic transactions, we may not be successful in identifying suitable opportunities or completing such transactions or investments, and our competitors may be more effective in executing and closing strategic arrangements in competitive bid situations than us. Our ability to enter into and complete strategic transactions may be restricted by, or subject to, various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. We also may experience difficulties integrating acquired operations, services, corporate cultures and personnel into our existing business and operations. Strategic transactions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing business, and the potential loss of, or harm to, relationships with our employees or guests as a result of our integration of new businesses. In addition, following completion of strategic transactions, our management and resources may be diverted from their core business activities due to the integration process, which may harm the effective management of our business. Furthermore, we may not achieve the expected level of any synergy benefits on integration and/or the actual cost of delivering such benefits may exceed the anticipated cost. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

We require significant capital to fund our operations, growth and technological investments. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.

We require significant capital and resources for our operations and continued growth. We expect to make significant investments in the expansion and operations of our hotel network and lifestyle brand portfolio, and the development of our technological capabilities, which may increase our net cash used in operating activities. Our sales and marketing expenses may also increase to retain existing customers and attract new customers.

Our ability to obtain additional capital in the future is subject to a number of uncertainties, including our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we are unable to access funds to maintain our hotels’ condition and appearance, or if our franchisees fail to make investments necessary to maintain or improve their properties, the attractiveness of our hotels and our reputation could suffer and our hotel occupancy rates may decline.

In order to maintain our hotels’ condition and attractiveness, ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures and equipment, are required. In particular, we manachise properties leased or owned by franchisees under the terms of franchise and management agreements, substantially all of which require our franchisees to comply with standards that are essential to maintaining the relevant product integrity and our reputation. We depend on our franchisees to comply with these requirements by maintaining and improving properties through investments, including investments in furniture, fixtures, amenities and personnel. Such investments and expenditures require ongoing funding and, to the extent we or our franchisees cannot fund these expenditures from existing cash or cash flow generated from operations, we or our franchisees must borrow or raise capital through financing. We or our franchisees may not be able to access capital and our franchisees may be unwilling to spend available capital when necessary, even if required by the terms of our franchise and management agreements. If we or our franchisees fail to make investments necessary to maintain or improve the properties, our hotel’s attractiveness and reputation could suffer, we could lose market share to our competitors and our RevPAR may decline.

Increasing focus on environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of the ADSs could be materially and adversely effected.

We may be involved in legal and administrative proceedings in the ordinary course of our business. Any adverse outcome of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition.

We, our shareholders, directors, officers, employees or affiliates are or may be involved in various legal and administrative proceedings in the ordinary course of business from time to time, involving governmental authorities, competitors, business partners, customers and employees, among others. Claims arising out of actual or alleged violations of law could be asserted under a variety of laws, including but not limited to intellectual property laws, contract laws, tort laws, unfair competition laws, labor and employment laws, privacy laws, tax laws, foreign exchange laws, and property laws. No assurances can be given as to the outcome of any pending legal and administrative proceedings, which could have a material adverse effect on our business, results of operations and financial condition. Even if we and our related parties are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive reliefs, and criminal and civil liabilities and/or penalties.

We are subject to third-party payment processing-related risks.

We accept payments through major third-party online payment channels in China, as well as bank transfers and credit cards. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services;
•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;
•	breach of customers’ personal information and concerns over the use and security of information collected from our customers;
•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Seasonality of our business and national or regional special events may cause fluctuations in our results of operations and financial condition, and adversely affect our profitability.

The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels. Based on historical results, we generally expect our net revenues generated from our hotel offerings to be higher in the remaining three quarters of each year than in the first quarter due to general travel and consumption patterns in China.

Our advertising, promotional and branding content may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor our advertising, promotional and branding content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising operations or revoke our licenses.

We cannot assure you that all the content contained in our advertisements or other branding content or materials is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. We conduct certain advertising, promotional and branding activities through social media and other online channels, and relevant content may also be subject to these PRC advertising laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

We conduct all of our operations in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including its level of development, its growth rate and its control over foreign exchange. In addition, the PRC government continues to play a significant role in regulating industrial development. It also has significant influence over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business.

The global macroeconomic environment faces significant challenges in the near-term future. For example, there is considerable uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to the United States and China. There are also material concerns about the current and future relationship between the United States and China. Specifically, it is possible that relations between these two countries may deteriorate further. Deterioration in political conditions and abrupt changes in Sino-U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition. Moreover, any ongoing controversies between the United States and China, whether or not related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the PRC government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business.

Uncertainties regarding the enforcement of laws, and changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference, but have limited precedential value. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight over our business and may influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation.

Our online platform business is subject to various internet-related laws and regulations. These internet-related laws and regulations are relatively new and evolving, and their enactment timetable, interpretation and implementation involve certain uncertainties.

For example, On February 7, 2021, the Anti-monopoly Commission of the State Council promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or promulgated restrict competition. In August 2021, the SCNPC officially promulgated the Personal Information Protection Law, which became effective in November 2021. The Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. In addition, on June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which came into effect in September 2021. The Security Law, among others, provides for security review procedures for data activities that may affect national security.

On August 31, 2018, the SCNPC promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. The platform governance measures we adopt in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by customers on our platforms.

As there are uncertainties regarding the enactment timetable, interpretation and implementation of the existing and future internet-related laws and regulations, we cannot assure you that our business operations will comply with such regulations in all respects and we may be ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions.

Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our ADSs.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file this annual report.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our ADSs.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. This would substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of the ADSs from the Nasdaq or the termination of the registration of our Class A ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct all of our operations in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures since 2016, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Further Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions (or resolutions of partners), original tax filing form and audited financial statements of such domestic enterprise based on the principle of genuine transaction. The PRC government may strengthen its capital controls from time to time and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with SAMR. A company chop or seal may serve as the legal representation of the company towards third parties even when unaccompanied by a signature.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees.

Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to registration with SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign- invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the euro, the Japanese yen and the British pound. In the fourth quarter of 2016 the renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the renminbi to appreciate against the U.S. dollar. Significant revaluation of the RMB may have a material adverse effect on your investment. All of our net revenues and costs are denominated in renminbi. Any significant revaluation of RMB may adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into renminbi for capital expenditures and working capital and other business purposes, appreciation of renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than renminbi. Access to foreign currencies for current account transactions may be further restricted in the future as the applicable laws, regulations and policies evolve. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the PRC Ministry of Commerce, or the MOFCOM, under certain circumstances, be notified in advance of any change- of-control transaction in which a foreign investor takes control of an affiliated PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. Transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, the PRC national security reviews rules which became effective in September 2011 requiring mergers and acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM and the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Circular 75. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Offshore Financing”.

We are committed to complying with and to ensuring that our shareholders and beneficial owners who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as provided in those regulations.

We have requested shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being PRC residents to complete their registration with or to obtain approval by the local SAFE, the National Development and Reform Commission, or the NDRC, or MOFCOM branches. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, NDRC and MOFCOM regulations. Any failure or inability by such shareholders, beneficial owners or our subsidiaries to comply with SAFE, NDRC and MOFCOM regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non- publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Employee Share Option Plans.”

In addition, the State Administration of Taxation, or SAT, has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units vest, will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of the ADSs or shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Employee Share Option Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued a circular, known as SAT Circular 82, and was amended on 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders (including ADS holders) may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Regulation on information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such information displayed on or linked to the websites. If our self-owned online store or content is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to Our ADSs

We will incur additional costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us.

You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from our initial public offering in November 2022 may be placed in investments that do not produce income or that lose value.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flows;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new offerings, solutions and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	announcements of new regulations, rules or policies relevant to our business;
•	additions or departures of key personnel;
•	our controlling shareholder’s business performance and reputation;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while the holder of Class B ordinary shares will be entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering in November 2022. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of March 30, 2023, Mr. Haijun Wang beneficially owns 73,680,917 Class B ordinary shares and controls the voting power of 44,412,523 Class A ordinary shares. Accordingly, Mr. Haijun Wang beneficially owns approximately 30.0% of our total issued and outstanding share capital and 73.9% of the aggregate voting power of our total issued and outstanding share capital as of March 30, 2023 due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, the holder of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Forum selection provisions in our memorandum and articles of association could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company shall be deemed to have notice of and consented to the provisions of our articles of association. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association may limit a security-holder’s ability to bring a claim against us, our directors and officers, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Mr. Haijun Wang will own more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in November 2022 are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.  We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after our initial public offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our initial public offering in November 2022 to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval we have obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the Measures for the Security Assessment for Cross-border Transfer of Personal Information (Draft for Comments) published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, (ii) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (iii) the Measures for the Security Assessment of Cross-boarder Data Transfer, which came into effect on September 1, 2022, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-boarder data transfer. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we had applied for and completed a cybersecurity review with respect to the listing of our ADSs on the Nasdaq pursuant to the Cybersecurity Review Measures.

On February 17, 2023, the CSRC, as approved by the State Council, released the CSRC Filing Rules, which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies. Pursuant to the CSRC Filing Rules, if the issuer meets either of the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirements: (i) any of the revenues, profits, total assets or net assets of the issuer’s Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market will be subject to the filing requirements under the CSRC Filing Rules. If we fail to complete the filing procedures with the CSRC for any future overseas securities offering or listing, we may face sanctions by the CSRC, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in force in all material respects. Nevertheless, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us. If there are any other approvals, filings and/or other administration procedures to be obtained from or completed with any other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from such PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the Company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying the ADSs.

As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Act (As Revised) to call shareholders’ annual general meetings. Our Ninth Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying the ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel the ADSs and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain royalties derived in an active business), and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we currently conduct our business, the composition of our income and assets and the estimated value of our assets (including goodwill), we believe that we were not a PFIC for our 2022 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill (which may be determined, in part, by reference to our market capitalization, which could be volatile). Therefore, we may be or become a PFIC for any taxable year if our market capitalization declines while we hold a substantial amount of cash and financial investments. In addition, if in the future we change the type of services we provide with respect to our franchised hotels, our PFIC status for any taxable year may depend on whether and to what extent our income from franchised hotels will be treated as derived in the active conduct of a trade or business within the meaning of applicable Treasury regulations. Because of these uncertainties, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. taxpayer owns ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” (subject to alternative treatment if the U.S. taxpayer is able to, and makes, a valid mark-to-market election) and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Atour Shanghai was established in 2013. We currently conduct all of our businesses in China through Atour Shanghai and its subsidiaries.

We established Atour Lifestyle Holdings Limited as our holding company in the Cayman Islands on April 10, 2012 in anticipation of future capital raising from international investors. Atour Hong Kong was incorporated on March 5, 2021 in Hong Kong.

In connection with the restructuring for our initial public offering, Atour Lifestyle Holdings Limited acquired 100% of the equity interest in Atour Hong Kong, and Atour Hong Kong owns 100% of the equity interest in Atour Shanghai, which controls all of our business operations within the PRC.

In November 2022, we completed an initial public offering in which we offered and sold an aggregate of 16,387,500 Class A ordinary shares in the form of ADSs. On November 11, 2022, our ADSs commenced trading on Nasdaq under the symbol “ATAT.”

Our principal executive offices are located at 1st floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai, People’s Republic of China. Our telephone number at this address is +86-021-64059928. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our investor relations website at https://ir.yaduo.com.

4.B.	Business Overview

We are the largest upper midscale hotel chain in China in terms of room number as of the end of 2022, according to Frost & Sullivan. Through our hotel network, loyalty program and data and technology capabilities, we have been tirelessly exploring new possible ways to set the new trends for China’s hospitality industry and expand our offerings beyond our hotels. We distinguish ourselves from our peers in the following aspects:

•

Hotel network with a distinct portfolio of lifestyle brands. We offer our guests a diversified collection of lifestyle hotel brands, each created with a unique personality under the unified ethos of inclusivity and presence of humanness. As of December 31, 2022, our hotel network covered 932 hotels spanning 163 cities in China, with a total of 107,998 hotel rooms, including 899 manachised hotels with a total of 102,945 manachised hotel rooms, in addition to a pipeline of 363 manachised hotels with a total of 39,285 rooms under development. Our guests can book a stay with us and access our rich product and service offerings through offline and online channels, including our mobile app and Weixin/WeChat mini program.

•

“A-Card” loyalty program with strong customer stickiness. We built our A-Card loyalty program to enhance our engagement with guests and provide them with a unique and personalized experience. As of December 31, 2022, our A-Card loyalty program had amassed approximately 35 million registered individual members.

•

Proprietary data and technology capabilities. To provide our customers with personalized services and products, we have developed a comprehensive digital management system, which improves customer experience and operational efficiency in room reservation, room management, pricing and membership benefits. We use our data technology to identify market trends and inform our hotel management decisions, and make our hotel services and retail products more relatable to customers through seamless integration into our rooms and other consumption scenarios throughout our hotels.

In addition, we are the first hotel chain in China to develop a scenario-based retail business. We design our guest room amenities, work closely with manufacturers to deliver top-quality products, and carefully place the relevant products in guest rooms. Each of our guest rooms incorporates a fully immersive shopping destination, enabling us to strengthen our brand elasticity with our guests. As of December 31, 2022, we had developed a total of 2,464 SKUs for scenario-based retail. The GMV generated from our retail business increased by 112.9% from RMB107.2 million in 2020 to RMB228.2 million in 2021, and further by 41.9% to RMB323.7 million in 2022. In 2022, the average transaction value per scenario-based retail order reached RMB399.8.

We mainly use the manachise model to expand our hotel network in a less capital-intensive manner. We also lease the properties of the hotels we operate. As of December 31, 2022, we had 33 leased hotels and 899 manachised hotels.

The Atour Experience

We believe the unique Atour experience is underpinned by three pillars - the creative hotel space, the “standardized” personalized guest services, and the lifestyle offerings that make Atour more than just a hotel brand.

Creative Space Built By and For the Creative Class

The Atour experience starts with our dynamic hotel space with identities.

We purposefully design and operate individually conceived lifestyle hotel brands that cater to diversified audiences, with a common thread of brand hallmarks that deliver a locally inspired, neighborhood boutique yet consistently enjoyable experience. As of December 31, 2022, we had developed six lifestyle hotel brands, covering the entire chain of midscale to luxury hotels with differentiated appeal to a wide range of guests, from discerning business travelers to the rising Generation-Z population.

Each Atour hotel brand has its own unique personality under the unified ethos of inclusivity and presence of humanness. Across all our brands, we are dedicated to offering every guest a unique, memorable experience, combining the idiosyncratic design and personalized services associated with boutique hotels with the peace of mind and consistency from staying with the world’s largest hotel chains.

We operate our hotel brands under lease and “manachise” models. Under the lease model, we design, build, and operate hotels located on leased premises. Under the “manachise” model, we manage hotels through the on-site hotel managers and HR representatives we appoint to each hotel and collect fees from franchisees. For a detailed discussion of our hotel network operated under lease and “manachise” models, please refer to “- Hotel Development” and “- Hotel Management.”

The following table sets forth the key information about each of our hotel brands.

		As of December 31, 2022
Brand	Positioning	Cities	Properties		Rooms
			Manachised	Leased
A.T. House	Luxury	1	—	1	214
Atour S	Upscale	21	45	9	8,235
ZHOTEL	Upscale	1	1	—	52
Atour (Flagship)	Upper midscale	156	731	22	87,709
Atour X	Upper midscale	32	48	—	4,893
Atour Light	Midscale	30	74	1	6,895
Total		163	899	33	107,998

Atour Hotel

At the heart of our hotel network is Atour Hotel, a timeless classic that we proudly call the Atour flagship brand. Atour Hotel represents an upper midscale hotel brand, designed for quality-conscious travelers who seek layers of customer experience that mixes comfort with a stylish vibe. With the debut of the first Atour Hotel in Xi’an in 2013, today our flagship brand spanned 156 cities across China as of December 31, 2022, mainly located in Tier 1, New Tier 1 and Tier 2 cities and premium commercial districts in the downtown areas of lower-tier cities in China, with an ADR of RMB383.0 in 2022.

Atour Hotel features tasteful, locally-inspired designs. Our spacious guest rooms typically have an area of approximately 25 square meters, with some as large as 35 square meters. These rooms are thoughtfully decorated to “invite the city in,” with artworks created by local artists and other touches on details that reflect the design vocabulary of the region, bringing guests closer to the neighborhood they are staying in. The public area in an Atour Hotel typically has an area of 400 square meters and houses standard amenities, including on-premise restaurants offering local breakfast, laundry room, and fitness room. In addition, we also operate a library that opens 24/7 - a space that we call the “cultural epicentre” of the property, allowing our guests to relaxingly discover the roots in the culture and attitude of the city they are visiting.

As of December 31, 2022, we had 753 Atour Hotels in operation with a total of 87,709 guest rooms. As of the same date, we also had 274 Atour Hotels under development with a total of 29,770 guest rooms.

Atour S

We position Atour S as an upscale hotel brand that primarily serves high-end business and leisure travelers. It offers the same inspiring experience of a standard Atour Hotel, only better. We first introduced the Atour S brand in 2016. Since then, its network had been expanded to cover 21 cities across China as of December 31, 2022, mainly located in premium commercial districts in the downtown areas in Tier 1, New Tier 1 and Tier 2 cities in China, with an ADR of RMB493.9 in 2022.

Loyal to the best elements of local designs and cultures, Atour S is committed to setting the standard for a fully upgraded customer experience for any discerning travelers, with more spacious and meticulously designed rooms and top-quality amenities. Guest rooms typically have an area of 27-30 square meters, and public area typically have an area of 800-1,000 square meters, much larger than that in a traditional Atour Hotel.

As of December 31, 2022, we had 54 Atour S Hotels with a total of 8,235 guest rooms. As of the same date, we also had 22 Atour S Hotels under development with a total of 2,931 guest rooms.

Atour Light

Atour Light is our midscale hotel brand with a cheerful spirit, primarily catering to young urban travelers seeking the best value and experience. We first introduced the Atour Light Hotel in 2016, and since then its footprint had been expanded to cover 30 cities across China as of December 31, 2022. Our Atour Light hotels currently are mainly located in Tier 1, New Tier 1 and Tier 2 cities and premium commercial districts in the downtown areas of lower-tier cities in China, with an ADR of RMB355.4 in 2022.

The public area in Atour Light Hotels is thoughtfully designed to be a dynamic multi-use space. Approximately 25% larger than the public area in a standard Atour Hotel, it can be used as a buffet restaurant in the morning, a lounge in the afternoon for casual talks and working on laptops, and a bar at night for guests to relax. Designed to serve as a vibrant social hub, such public area is open to the local community. We also offer compact and design efficient guest rooms that are smaller than those in a standard Atour Hotel, yet with the same uncompromised comfort like all other Atour brands. In addition, guest rooms are designed to be technology-friendly that allow efficient control of lighting, air conditioning and guest services through intuitive touch panel interfaces.

As of December 31, 2022, we had 75 Atour Light Hotels in operation with a total of 6,895 guest rooms. As of the same date, we also had 36 Atour Light Hotels under development with a total of 3,211 guest rooms.

Atour X Hotel

Atour X Hotel is our upper midscale hotel brand, created by converting existing boutique hotel properties on the market into “Atour” hotels adhering to the same standards of services and offerings, while maintaining its original design elements. We first introduced the Atour X brand in September 2020. As of December 31, 2022, it could be found in 32 cities across China, with an ADR of RMB398.0 in 2022.

The birth of Atour X Hotels marked our commitment to further expand in the upper midscale hospitality market. We keep the flavorful and diversified design of the existing hotel properties, while applying our uniform service standards to ensure service quality and consistency.

As of December 31, 2022, we had 48 Atour X Hotels with a total of 4,893 guest rooms. As of the same date, we also had 31 Atour X Hotels under development with a total of 3,373 guest rooms.

ZHOTEL

ZHOTEL is an upscale hotel brand launched in September 2020, custom-made for the rising Generation-Z guests. Under our ZHOTEL brand, we create an organic space where stylish rooms, vibrant lounges, innovative cocktails, novel cuisine, trendy music, original art, and lifestyle shopping are all combined in one destination, encouraging our young guests to immerse themselves in a lively and happening place. As of December 31, 2022, we had one hotel under the ZHOTEL brand with a total of 52 guest rooms. The hotel under our ZHOTEL brand had an ADR of RMB534.9 in 2022.

A.T. House

A.T. House is our first full-service luxury hotel brand, which aims to become a luxury lifestyle destination that appeals to the young generation requesting uniqueness in every aspect of hotel service offerings. Our first A.T. House opened in Shanghai in July 2021 with 214 rooms available. Upon debut, our A.T. House has achieved an initial market success with an ADR of RMB751.9 in 2022.

Defying the conventional norm of luxury, A.T. House is focused on creating and promoting a pulsating and design-driven lifestyle culture - inducing an air of creativity and adhering to our guests’ affinity for fashion, music, movie and other forms of art. Guest rooms will be larger than those in a standard Atour Hotel and comes with a living area, bringing a sense of home to our guests. The public area will also be more spacious than that in our standard Atour Hotel, and comes with two banquet halls, all-day dining, as well as other well-being amenities.

A Standardized Approach to Personalized Services

To deliver effective personalized services, we strive to keep up with the changing preferences of guests and make innovations a part of the regular customer experience. On the other hand, standardization is not just about less complex, more cost-effective operations. Effective standardized operations complement the delivery of personalized services, substantially improving customer experience.

We do this by forging meaningful connections with guests through differentiated consistency.

Multiple touchpoints delivering a customized experience with efficiency

At the heart of our personalized services is the presence of humanness. Our hotels employ a team of professional service staff who are energetic and considerate when serving our guests, but without being over the top or crossing the lines. Our on-site managers are responsible for implementing a series of service standards to promote interactions with our guests. This leads to a better understanding of our guests’ preferences, which allows the staff to deliver a customized experience that can have a stimulating influence upon the guest’s moods and emotions.

Through extensive industry knowledge and operating know-how, we have distilled 17 touchpoints where guests are expected to have the most meaningful interactions with us - from the moment when they make their initial bookings through our mobile app, Weixin mini program or third-party platforms, to their check-ins at our hotels, from their calls for room services to seeing them off at the end of their stays. For each of the 17 guest touchpoints, including check-in experience, quality of guest supplies, and check-out experience, we have developed a specific operating manual that defies conventional luxury hotel SOPs with an elevated sense of humanness. To name a few, our hotel staff always welcome our guests with a cup of hot tea while they are waiting to be checked in, and offer them a bottle of warm water when they check out. Every morning, our hotel staff also have a couple of on-the-go breakfast packed and kept at the front desk so that guests who need to catch an early flight still get to enjoy their breakfast on the way to the airport. We have also introduced our A-plus customer service program, which encompasses a standard portfolio of personalized services exclusively offered to our members. Once joining the A-plus program, guests are able to comprehensively customize their requests and preferences prior to their arrival. We currently offer 25 A-plus customized services, including pre-set room temperature and aroma diffuser, and offerings of yoga mats or other sports equipment.

Instead of adopting unifying standards and simplifying guests down to a few simple types, we focus on gaining deep insights into the preferences of the young generations of customers to design and implement our standards and procedures that “give guests the keys” to further personalize their hotel experience, by adjusting certain aspects of service formerly controlled exclusively by the hotel. For our hotels’ on-site staff, we adopt and implement a simplified yet effective set of procedures that give the front-line staff the appropriate levels of freedom and discretion to identify and overcome challenges to understanding guest needs and deliver unique services based on these preferences. For example, each of our hotel staff is granted a budget each month that they may utilize in their discretion to help the guests with their unique requests, be it buying medicine for the guests or accompanying them to the hospital.

Engaging our guests with A-Card- our loyalty program

Everything we do for our guests is instantly incorporated into our tier-based loyalty program - A-Card. A-Card is a fully digitized membership program that unites all our hotel and lifestyle brands, builds customer loyalty, and allows us to provide more personalized experience to our members efficiently throughout their lifetime.

Members earn loyalty points with each stay at our hotels and each purchase of our lifestyle products. The loyalty points can be used to redeem awards including coupons and lifestyle products. In addition to loyalty points, we also offer our members Jimu points, which are associated with membership tiers. We currently offer five tiers of membership from welcome level to infinite level, each corresponding to different classes of member benefits, privileges and rewards, including discounts of room rates, free breakfast, travel support and many more. Joining welcome level is completely free, and it takes six room-nights or 2,800 Jimu points to upgrade to the third tier - gold level. Alternatively, guests can also pay RMB199 to upgrade to gold level directly and enjoy the corresponding rewards. To maintain their membership tier, members need to stay at our hotels for a specified number of room-nights per year or have the requisite Jimu points depending on their current membership tier.

Our A-Card members have great flexibility over how they redeem their membership rewards. Each reward has been completely redesigned in the format of a digital voucher, which enables our A-Card members to have total freedom over when, where and how to use it - they can even give it away to someone else, including those who are new to our brand, which we believe further helps promote our brand to a broader audience. In addition to offering greater flexibility to our members, our digitally managed A-Card loyalty program allows us to accumulate relevant data to better understand our existing members’ preferences. As of December 31, 2022, we had over 35 million registered individual members.

On top of our A-Card loyalty program, we have also introduced our A-plus customer service program, which encompasses a standard portfolio of personalized services exclusively offered to our members. Once joining the A-plus program, guests are able to compressively customize their requests and preferences prior to their arrival. We currently offer 25 A-plus customized services, including pre-setting room temperature, pre-setting aroma diffuser, and offerings of yoga mats or sports equipment.

Our A-Card program helps us build customer loyalty and reduce our reliance on third-party OTAs. In 2022, over 80% of our room-nights were sold through our direct sales channels. The repurchase rate among our A-Card members reached 58.3% in 2022, compared with 52.8% in 2021. “Repurchase rate among A-Card members” is defined as the proportion of members who have made a second room reservation in the same year.

Performance review system

We take our guests’ review and feedback seriously, especially the ones that help us better understand our guests. As part of the Atour SOPs, our customer experience department collects all the complaints left in the past 24 hours from our booking channels as well as social media platforms, compiles and sends them to each responsible hotel manager before 12 p.m. each day. Hotel managers are required to follow up with the guests who left the complaints within the next five hours, learn from them the potential areas for improvement, and submit a rectification plan addressing those issues for approval by our customer experience department. If the rectification plan is not approved, the responsible hotel managers are required to discuss, analyze and propose new plans in a dedicated Weixin/WeChat group. Through such dynamic performance review process, we keep improving our customer service to make sure we are meeting our guests’ expectations and the goals we set for ourselves.

We also review the performance of each Atour hotel at the end of each year. If we determine some of the manachised hotels do not meet our required service standards, we have the right to terminate our agreements with the franchisees.

Technology and digitalization

To further maximize efficiency, we were one of the first hoteliers in the hospitality industry to adopt a fully cloud-based digital management system. The following summarizes the key aspects of our technology infrastructure.

Central reservation system (CRS). We have adopted a cloud-based, all-channel, real-time CRS available 24 hours a day, seven days a week. Our CRS is fully integrated with all of our booking channels, including our mobile app, Weixin/WeChat mini program, third-party platforms and other reservation partners. This effectively allows us to manage inventories, prices and reservations instantly across all major channels. The real-time inventory management module of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability. The price management module allows us to set up rates at different levels (including property, market segments, booking channels and hotel brands) and distributes price adjustments and promotional offers to all major channels simultaneously, which greatly increases efficiency in managing all our booking channels and enhances our ability to optimize total profit. In addition, our CRS comes with an embedded business intelligence module, which allows our hotel staff to monitor and analyze the core operational metrics and make well-informed business decisions in time. In 2022, over 80% of our room-nights were sold through our direct sales channels. Such a high percentage of booking through our direct sales channels enables us to achieve higher operating efficiency compared to hotels that rely heavily on travel intermediaries.

Revenue management system (RMS). Our fully automated RMS predicts the occupancy rates for all our hotels for the next 30 days and recommends room rate accordingly, without the need for constant adjustment. Powered by our proprietary algorithms, our RMS is capable of automatically taking into account a wide range of historical and futuristic data, including customer segments and profiles, operating performance of each hotel, room rates of our competitors in the same geographic area and future events in the area, to generate accurate price estimation, allowing us to balance occupancy rate and ADR in order to achieve higher RevPAR. Our RMS sends the rate adjustment suggestions directly to our hotel staff for their review and timely implementation.

Property management system (PMS). Our PMS enables each hotel within our network to accurately and cost-effectively manage its room inventory and reservations on its own on a real-time basis as well as sends price adjustment requests through an Internet browser, which in turn optimizes each hotel’s occupancy rate, ADR and RevPAR. The system is designed to enable us to enhance our profitability and compete more effectively by integrating with our CRS and CRM. We believe our PMS enables our management to more effectively assess the performance of our hotels on a timely basis and to efficiently allocate resources and identify and refine specific market and sales targets.

Material requirements planning system (MRPS). Leveraging Internet of Things technology, our MRPS has enabled us to efficiently manage our operating costs, especially with respect to supplies used in large quantities, and allows all hotels across our network to make bulk purchases of hotel supplies, construction materials and retail products at the same time. This has also contributed to our ability to maintain a consistent level of high-quality services to our guests.

More Than A Hotel Brand

Atour was created not just as a hotel brand. Since our inception, we have been actively exploring the exciting possibilities of connecting different aspects of people’s lives, interests and inspirations, starting from a stay with us.

Scenario-based retail business

We are the first hotel chain in China to develop a scenario-based retail business. We design our guest room amenities, work closely with manufacturers to deliver top-quality products, and carefully place the relevant products in guest rooms. Each of our guest rooms incorporates a fully immersive shopping destination, enabling us to strengthen our brand elasticity with our guests.

Guests are able to experience first-hand our products during their entire stay with us. If they are satisfied with the products, a simple scan of the product on their phones will take them directly to our e-stores for convenient purchases, where it only takes a couple of taps for the products to be delivered to their doorsteps at home in a matter of days.

We also sell our products on leading third-party e-commerce platforms in China, offering additional purchasing channels for the broader consumer group. In addition, all our hotel lobbies come with a display area, where guests can view and select our products. In our manachised hotels, these products are first supplied by us to our manachised hotels at a discount and resold by the manachised hotels directly to their guests under our pricing guidance.

We have three product lines, each focusing on a specific category of private label products. Our “aTOUR PLANET” private label line covers sleep-related products, including mattress and pillows. These products are designed to turn sleeping from a basic physiological need to a deeply relaxing experience that improves quality of life. Our “SAVHE” private label line targets personal care and fragrance, including shampoo, handwash and diffusers, which bring a caring touch that rejuvenates the body and soothes the senses. Our “Z2GO&CO.” private label line is designed for on-the-go products, including suitcases and hair dryers. These lightweight yet reliable products make travelling an easy and enjoyable experience.

The backbone of our scenario-based retail business lies in our strong market research, product development and supply chain management capability. We identify new product lines or upgrade existing product lines by monitoring latest trend in the market and conduct survey with our customers. We then design the products and work with third-party manufacturers to produce them. Our quality standard is high. For each product line, we require that manufacturers send us a sample for robust testing and evaluation. Our quality assurance team also conduct random spot checks to ensure the products meet our quality standard as well as applicable national standards. Over the years, we have created an efficient and low-cost supply chain that delivers exceptional customer experience.

As of December 31, 2022, we had developed a total of 2,464 SKUs for scenario-based retail. The GMV generated from the retail business increased by 112.9% from RMB107.2 million in 2020 to RMB228.2 million in 2021, and further by 41.9% to RMB323.7 million in 2022. In 2022, the average transaction value per scenario-based retail order reached RMB399.8. Our online third-party platforms achieved a significant growth in 2022 with a 71% year-over-year increase in GMV. During the Double Eleven shopping festival in 2022, our Atour Planet flagship store was included in the top 8 best-selling pillow brands on renowned e-commerce platforms. Furthermore, our Atour Planet R90 deep sleep pillow has quickly become a blockbuster on Douyin since its launch in October 2022, with peak daily GMV exceeding RMB1 million. Going forward, we will continue to explore customers’ diverse demands in sleeping scenarios with exclusive product offerings, delivering a comfortable sleep environment for our customers while creating incremental value for our franchisees.

Our unique themed hotel offerings-lifestyles with a theme

We are dedicated to expanding our lifestyle brand offerings centered around our unique hotel brand portfolio. To that end, we have created three series of themed hotels - our music hotels, basketball hotels and literary hotels - catering to the diversified lifestyles across different age groups with varied interests. In addition to driving our ADR, each series of themed hotel also marks our exploration into new territories.

We first engage in co-branding initiatives with renowned brands in the lifestyle field that we wish to enter, accumulate experience and reputation during the collaboration period, and eventually start to operate our themed hotels solely leveraging our own Atour hotel brands.

The table below sets forth the key information about our major themed hotel offerings as of December 31, 2022.

	Lifestyle Themes and Inspirations	Properties
Music Hotel	Music and entertainment	7
Basketball Hotel	Sports community and entertainment	4
Literature Hotel	Culture and community	1

In addition to the three series of themed hotel above which we are committed to growing our scale, we also collaborate with renowned lifestyle, technology and cultural brands that are favored by the young generations in China and operate standalone themed hotels catering to diversified interests and tastes, including three retail-themed hotels we operate with NetEase Yanxuan, an animation-themed hotel we operate with Shanghai Amination Film Studio and an automobile-themed hotel we operate with BitAuto. As of December 31, 2022, we collaborated with six partners and operated 17 themed hotels in total.

Hotel Development

We mainly use a manachise hotel operation model to expand our hotel network in a less capital-intensive and more efficient manner. As of December 31, 2022, we had 899 manachised hotels. We also develop and operate leased hotels to increase our brand influence and set successful examples for our franchisee partners. As of the same date, we had 33 leased hotels.

We primarily focus on Tier 1, New Tier 1 and Tier 2 cities in China. We believe these markets fit our position as a leading lifestyle hotel chain. These markets also tend to provide higher occupancy rate, higher rate of return and higher ADR. As of December 31, 2022, our hotel network covered 932 hotels spanning 163 cities across China. We are still rapidly scaling our presence across China. As of December 31, 2022, we had an additional 363 hotels under development.

The following table sets forth a summary of all of our hotels by geographic region as of December 31, 2022.

			Manachised
			under
	Manachised(1)	Leased	development
Tier 1 cities	162	17	47
New Tier 1 and Tier 2 cities	542	16	176
Others	195	—	140
Total	899	33	363

Note:

(1)	Includes 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 outbreak, which were not in operation as of December 31, 2022.

We adopt a systematic and standardized process for the planning and execution of new hotel development projects. Our regional hotel development team has 67 employees, located in four major regions across China with a national coverage as of December 31, 2022. Our hotel development employees determine the target location of each city by analyzing the economic data, field survey reports and market intelligence information of each city, and prepare a weekly report containing market survey data, investment return estimation and brand positioning. The report is subsequently presented to our investment committee at weekly meetings, followed by a rigorous and comprehensive review by our investment committee.

When evaluating potential franchising opportunities, the investment committee will consider the attractiveness of the location and other factors, such as the quality and product quality of the potential franchisees and their ability to meet our service standards. Our investment committee will prudently evaluate each investment proposal to ensure that we can effectively expand our coverage while improving our profitability. As part of a due diligence effort, we also require franchisees to have an interview with our regional director and member of our franchising department to understand the background, business goals, and value propositions of each franchisee candidate. We typically source potential franchisees through word-of-mouth referrals, applications submitted via our website and industry conferences. Our franchisees include seasoned investors in the hospitality industry, entrepreneurs and real estate developers.

The following table sets forth the changes in the number of our hotels and hotel rooms for the periods indicated.

	Year Ended December 31,
	2020(1)		2021(1)		2022(1)
	Properties	Rooms	Properties	Rooms	Properties	Rooms
Manachised hotels at the beginning of the period	391	44,983	537	61,782	712	81,594
Add	156	18,273	188	21,340	191	22,373
Less	10	1,474	13	1,528	4	1,022
At the end of the period	537	61,782	712	81,594	899	102,945
Leased hotels at the beginning of the period	29	4,104	33	4,836	33	5,060
Add	4	732	1	238	—	—
Less	—	—	1	14	—	7
At the end of the period	33	4,836	33	5,060	33	5,053
Total hotels at the end of the period	570	66,618	745	86,654	932	107,998

Note:

(1)

Includes 19, 42 and 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 outbreak, which were not in operation as of December 31, 2020, 2021 and 2022, respectively.

The reasons for hotels near popular commercial and office districts in major cities in China that tend to generate a stronger demand for hotel accommodations.

To ensure the consistency in style and quality, we recommend, and in some cases require, that franchisees select from a shortlist of design firms that are certified by us. We also require that franchisees purchase some of the construction materials from us through our MRPS. We provide on-site guidance during the construction period and require multiple project acceptance procedures before a manachised hotel begins its operation.

Leased hotels

We primarily use our leased hotels to define the operational and quality standards of our hotels.

Location Selection. We seek properties that are in central or highly accessible locations in economically more developed cities in order to maximize the room rates that we can charge, including business clusters, central business districts, development zones, areas near universities and transportation hubs. In addition, we typically seek properties that with an area of 3,500 square meters to 15,000 square meters that will accommodate 80 to 200 hotel rooms, with a lease term between 10 to 20 years. After identifying a proposed site, we conduct thorough due diligence and typically negotiate leases concurrently with the lessors. All leases and development plans are subject to the final approval of our investment committee.

Lease Terms. Our leased hotels are located on properties we or our designated third parties lease from the owners of such properties. Our typical lease term ranges from 10 to 20 years. We typically enjoy an initial three- to six-month rent-free period. After that, we generally pay fixed rent on a monthly or quarterly basis for the first two years of the lease term, after which we are generally subject to a modest increase in rents every two to five years within the lease term. Our leases usually allow extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions.

Design, Procurement and Construction. Once a lease agreement has been executed, we engage design firms and construction companies to begin the renovation work. As of December 31, 2022, we have put together a diversified list of 40 design firms that we normally work with. These firms on the list are familiar with our standards as a result of years of collaboration. Our MRPS handles procurement of construction materials. We gather procurement requests from all our leased hotels, request for fee quote from at least three supplies, and enter into negotiations and eventually supply agreements with the suitable supplier. We collectively purchase from the suppliers and distribute the materials to each leased hotel based on its request. Our contracts with construction companies typically contain warranties for quality and requirements for timely completion of construction. Contractors or suppliers are typically required to compensate us in the event of delays or poor work quality.

Hotel Management

Our hotel management team has accumulated significant experience with respect to the operation of hotels. Building on this experience, our management team has developed a robust operational platform for our nationwide operations, implemented a rigorous budgeting process, and utilized our real-time information systems to monitor our hotel performance. We believe these systems are critical in maximizing our revenues and profitability. The following are some of the key components of our hotel management infrastructure:

Budgeting. Our budget and analysis team prepares a detailed monthly revenue budget for each of our hotels. The hotel budget is prepared based on, among other things, the historical operating performance of each hotel, the performance of comparable hotels and local market conditions. We may adjust the budget upon the occurrence of unexpected events that significantly affect a specific hotel’s operating performance. In addition, our compensation scheme for managers in each hotel is directly linked to their performance reviewed based on our annual budget targets and other customized metrics.

Pricing. The room rates of our leased hotels as well as manachised hotels are determined with our fully automated RMS, without the need for constant price adjustments. We have the ultimate control over the room rates of each leased and manachised hotel in our network. Price adjustment requests initiated by each hotel have to be approved by our regional head or headquarter.

Performance Monitoring. Through our cloud-based PMS, we are able to monitor each hotel’s occupancy status, ADR, RevPAR and other operating data on a real-time basis. Real-time hotel operating information allows us to adjust our sales efforts and other resources to rapidly capitalize on changes in the market and to maximize operating efficiency.

Cash Management. Our leased hotels deposit cash into our central account several times a week. We also generally centralize all payments for expenditures. Our manachised hotels manage their cash separately.

Supply Chain and Procurement. Our MRPS handles all procurement requests relating to operating supplies and our private label consumer goods. Leveraging the scale of our hotel network and our highly- efficient centralized procurement system, we believe we have the purchasing power to secure favorable terms from suppliers for all of our hotels. We generally require franchisees to procure certain construction materials and most of operating supplies from us. Construction materials include floor, ceiling, etc. Operating supplies include standard guest room amenities.

Training. We have made the training of our employees and education of our franchisees one of our top priorities. Our Jimu College offers well-designed training programs to our on-site hotel managers and HR representatives and certifies them for deployment. Our hotel managers and HR representatives are required to attend a one-month comprehensive on-site training and shadowing program, covering topics such as our corporate culture, safety standard, customer service, hotel operation standards and human resource management, followed by a three-month probation period. A substantial number of our hotel managers and HR representatives have received training completion certificates. Our Jimu College has prepared a new-hire training package to standardize the training for hotel-based staff across our hotel chain group.

Manachised hotel management

We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network.

Franchise and Management. We authorize a manachised hotel to use our relevant Atour brand name, logo and relevant trademarks. The franchisee is responsible for the hotel’s construction, renovation and maintenance. We provide guidance to the franchisee on the construction or renovation of the hotel and require the hotel to meet our standards before approving it to commence operations. We appoint and train hotel managers and on-site HR representatives who are responsible for hiring hotel staff and managing daily operations of our manachised hotels. We also provide our franchisees with comprehensive management services, including central reservation, revenue management, sales and marketing support, technology support, quality assurance inspections and other operational support and information.

Fee Arrangements. We generally charge our franchisees an upfront franchise fee at a rate of RMB4,000 to RMB6,000 per room, depending on the brand of the manachised hotel, as well as fees related to pre-opening services, including information system installation service, and services related to the assistance on employee training and other hotel opening preparation activities. After a manachised hotel opens, we typically charge the franchisee a monthly franchise and management fee between 5% and 6% of the gross revenues generated by each manachised hotel, depending on the hotel brand. Furthermore, we charge the franchisee a fixed monthly hotel managers fee, fees for purchase of hotel supplies and other products, and other on-going service fees, such as system and accounting support fees.

Term of Services. Our franchise and management agreements for our manachised hotels typically run for a fixed term of 8 to 15 years, and may be extended upon mutual agreement between us and the franchisee three months prior to the expiration of the franchise and management agreements.

Termination. We typically have the right to early terminate the franchise and management agreements immediately, if franchisees commit material breaches of the agreements, including unauthorized use of the licensed brand without rectification within the grace period. In all of these circumstances, we can deduct from the franchise fee, keep the franchise deposit collected and claim liquidated damages from the franchisee.

Leased hotel management

As of December 31, 2022, we had 33 leased hotels, accounting for approximately 3.5% of our hotels. We manage and operate each aspect of these hotels and bear the corresponding expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2022, over 80% of our room-nights were sold through our direct sales channels and the remaining through OTA channels.

A key component of our marketing efforts is the A-Card, our loyalty program, which unites all of our brands. We believe the A-Card loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2022, our A-Card had over 35 million individual members. Leveraging our technology infrastructure, we are able to optimize the efficiency of our internal operations at various levels to better serve our A-Card members.

We provide our A-Card members and the general public with convenient, friendly and updated services through our online service system consisting of our mobile app and our Weixin/WeChat mini program. The system provides information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and member community services.

Competition

We face competition as a hotel manager and franchisor. Competition in China’s hospitality industry generally is based on brand reputation; the attractiveness of the facility; location; room rates; quality and consistency of services; quality of accommodations; variety and quality of amenities; food and beverage options; retail offerings; public areas and other guest services; and the attractiveness of loyalty programs.

Our properties and brands compete with other hotels, resorts, motels and inns in their respective geographic markets or customer segments, including facilities owned by local interests, individuals, national and international chains, institutions, and investment and pension funds. We believe that our position as a multi-branded manager and franchisor of hotels with unique lifestyle offerings helps us succeed as one of the largest and most innovative hospitality companies in China.

Our principal competitors include other branded and independent hotel operating companies, national and international hotel brands and ownership companies.

Our Environmental, Social and Governance (ESG) Initiatives

We are committed to reduce our environmental footprint and strictly comply with environmental laws, regulations and policies. For example, in accordance with the regional policies in Shanghai and Beijing, we no longer provide disposable amenities in the guest rooms. Our other guest room amenities, including bath robes and towels are sealed in bags, so that we are not required to change them if the guests choose not to use them. Many of our products are also environmental friendly. For example, our beddings are manufactured with natural materials without the use of bleach and fluorescent.

We are also committed to giving back to our society and communities. The remote and beautiful tea village of Yaduo was afflicted with poverty by the first time we visited. In addition to the inspirations it gave us to create our hotels, we also saw the potential of Yaduo’s tea plantation. Five years after our first visit, we went back to Yaduo with a plan to give back to the village. We guided villagers on plantation at scale, collectively procured their production, and offered Yaduo teas to our guests, providing villagers with a stable stream of income. From April 2018 to April 2019, we worked with 153 households. By the end of 2018, 86% of the households in Yaduo village were lifted out of poverty.

In addition, we were one of the first hotel groups to provide comprehensive lodging support to medical staff in Wuhan, China during the COVID-19 outbreak in early 2020. We also implemented a variety of rigorous safety and sanitation standards during COVID-19 and strived to remain open in selected locations to provide accommodation services for those in need, subject to governmental regulations and mandated hotel closures.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights. In particular, we protect our intellectual properties, including trademarks for our brand names, primarily through the following measures: (i) we timely apply for registration of trademarks we use and a broad range of defensive trademarks for each of our brands in jurisdictions where we operate as well as in other targeted markets, and (ii) we continuously monitor third parties’ infringements of our intellectual property rights, including our brand names and trademarks, and file claims with market regulation authorities and bring intellectual property infringement lawsuits to protect our rights.

As of December 31, 2022, we registered 1,056 trademarks and logos with the China Trademark Office. The trademarks and logos currently used in our current hotels are under protection of the registered trademarks and logos. As of December 31, 2022, an additional 175 trademark applications were under review by the PRC authorities. As of the same date, we also registered 57 trademarks and filed 1 trademark applications outside China. We also received copyright registration certificates for 16 software programs developed by us and registered 7 patents in China as of December 31, 2022. As of the same date, 2 patent applications were under review in China. In addition, we registered 62 national and international top-level domain names, including yaduo.com, as of December 31, 2022.  Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.”

Data Privacy and Protection

We place a strong emphasis on data security. We have in place extensive policies, processes, network architecture, and software to protect customer data.

We collect personal information of our guests customarily required for their hotel booking, check-ins and check-outs, including their names, ID numbers, mobile phone numbers and email addresses. To ensure the confidentiality and integrity of our guests’ data, we maintain comprehensive and rigorous data security measures. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authorization. Our manachised hotels use our operation systems to collect the guests’ data, and the data are then stored on the highly secured server that we rent from third-party cloud service providers. Only authorized staff of our manachised hotels can read and record the data, and our systems keep records of their access to the data. We have also implemented measures restricting data access and prohibiting data exporting for those hotels.

Insurance

We believe that our hotels are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We also require our franchisees to carry adequate property and liability insurance policies. We carry property insurance that covers the assets that we own at our hotels.  Although we require our franchisees to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage.”

Regulations

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

The hospitality industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC are the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2021) issued on December 27, 2021, which became effective on January 1, 2022 and the Industry Guidelines on Encouraged Foreign Investment (Edition 2022) issued on October 26, 2022, which became effective as of January 1, 2023, both of which were promulgated by the PRC Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NRDC. Pursuant to these regulations, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hospitality industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC laws and regulations currently relevant to our business and operations.

Regulations on Hotel Operation

The Ministry of Public Security issued the Measures for the Control of Security in the Hospitality Industry in November 1987, which were amended in January 2011, November 2020 and March 2022, and the State Council promulgated the Decision of the State Council on Establishing Administrative License for Necessarily Retained Items Requiring Administrative Examination and Approval in June 2004 and amended it in January 2009 and August 2016, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hospitality Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hospitality Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to the Law of the PRC on Penalties for the Violation of Public Security Administration promulgated in August, 2005 and amended in October 2012, and various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines. Operators of hotel businesses who have obtained the special industry license but violate applicable administrative regulations may also be subject to revocation of such licenses in serious circumstances.

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016 and in April 2019, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 1991, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was most recently amended in December 2017, according to which, hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021, according to which any hotel that provides food must obtain a license. China Food and Drug Administration, or the CFDA, enacted the Administrative Measures on Administration of Food Business Licensing in August 2015 and amended it in November 2017, according to which any entity involving sales of food or food services must obtain a food business license. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008, April 2019 and April 2021, respectively, by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated on April 30, 2009 and effective as of May 1, 2009 and amended on November 1, 2012 by the Ministry of Public Security, and the Interim Provisions on Administration of Review and Examination of Fire Prevention Design of Construction Projects promulgated in April 1, 2020 and effective as of June 1, 2020 by the Ministry of Housing and Urban-rural Construction require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural development authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural development authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

On October 18, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. On November 19, 2010, the Ministry of Culture and Tourism of the PRC, formerly the National Tourist Administration, or the MOCT, promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

On September 21, 2012, the Ministry of Commerce promulgated the Provisional Administrative Measures for Single-purpose Commercial Prepaid Cards, which was amended on August 18, 2016. Pursuant to this regulation, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it shall undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.

On April 25, 2013, the SCNPC issued the Tourism Law of the PRC, which became effective on October 1, 2013 and was most recently amended on October 26, 2018. According to this law, the accommodation operators shall fulfill their obligations under the agreements with customers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.

Regulations on Leasing

Under the Law of the PRC on Administration of Urban Real Estate promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007, August 2009 and January 2020, respectively, and the Administrative Measures on Leasing of Commodity House promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest may be subordinated to an interested third party acting in good faith.

On May 28, 2020, the Civil Code of the People’s Republic of China (the “Civil Code”) was promulgated by the National People’s Congress, and the Civil Code came into effect on January 1, 2021 and replaced the Property Law, the Contract Law of the PRC and several other basic civil laws in the PRC. According to the Civil Code, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor. Where a lessor knows or should have known of the sublease made by a lessee but fails to raise any objection within six months, the lessor is deemed to have consented to the sublease. Pursuant to the Civil Code, where a mortgagor leases the mortgaged property before the mortgage contract is concluded, the previously established leasing relation shall not be affected; and where a mortgagor leases the mortgaged property after the creation of the mortgage interest, the leasing interest will be subordinated to the registered mortgage interest.

Regulations on Land or Property Use

In June 1986, the SCNPC promulgated the Land Administration Law of the PRC, which was last amended on August 26, 2019 and became effective on January 1, 2020. In January 1991, the State Council published Rules for Implementation of the Land Administration Law of the PRC which was last amended on July 2, 2021 and came into effect on September 1, 2021. According to the regulations, enterprises and individuals shall use land strictly in accordance with the purpose stipulated in the land use master plan. Changes to the purpose of the use of land in accordance with laws must be supported by approval documents, and an application for the change of registration must be submitted to the land administration department of the people’s government above county level in which the land is situated. The change registration shall be carried out by the original land registration administrative authority in accordance with law. If the enterprises or individuals do not use state-owned land in accordance with the approved land use purpose, the natural resources administrative department of the people’s government at county level and above shall order the party concerned to hand over the land.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended on March 15, 2014. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

•	to ensure that commodities and services meet with certain safety requirements;
•	to protect the safety of consumers;
•	to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;
•	to provide consumers with accurate information and to refrain from conducting false advertising;
•

to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

•

not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

•

to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

•	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include ceasing infringement, restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

Regulations on Environmental Protection

In February 2012, the SCNPC issued the newly amended Law of the PRC on Promoting Clean Production, which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

According to the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989 and last amended on April 24, 2014, the Environmental Impact Assessment Law of the PRC promulgated by the SCNPC on October 28, 2002 and last amended on December 29, 2018, and the Administrative Regulations on Environmental Protection for Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017 and came into effect on October 1, 2017, hotels located in environmental sensitive areas shall submit a Report Form on Environmental Impact Assessment to competent environmental protection authorities for approvals before commencing the construction. Pursuant to the Environmental Impact Assessment Law of the PRC, any hotel failing to obtain the approval of the Report/Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties.

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOFCOM, and its regional counterparts. Such activities are currently regulated by the Administrative Regulations on Commercial Franchising, which was promulgated by the State Council on February 6, 2007 and became effective on May 1, 2007. The Administrative Regulations on Commercial Franchising were subsequently supplemented by the Administrative Measures on Filing of Commercial Franchises, which was newly amended and promulgated by the MOFCOM on December 12, 2011 and became effective on February 1, 2012, and the newly amended Administrative Measures on Information Disclosure of Commercial Franchises, which was promulgated by the MOFCOM on February 23, 2012 and became effective on April 1, 2012.

Under the above applicable regulations, a franchisor must have certain prerequisites including a mature business model, the capability to provide long-term business guidance and training services to franchisees and ownership of at least two self-operated storefronts that have been in operation for at least one year within China. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as forfeit of illegal income and imposition of fines between RMB100,000 and RMB500,000 and may be bulletined by the MOFCOM or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

Franchisors are generally required to file franchise contracts with the MOFCOM or its local counterparts. Failure to report franchising activities may result in penalties such as fines up to RMB100,000. Such noncompliance may also be bulletined. In the first quarter of every year, franchisors are required to report to the MOFCOM or its local counterparts any franchise contracts they executed, canceled, renewed or amended in the previous year.

The term of a franchise contract shall be no less than three years unless otherwise agreed by franchisees. The franchisee is entitled to terminate the franchise contract in his sole discretion within a set period of time upon signing of the franchise contract.

Pursuant to the Administrative Measures on Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

•	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;
•	basic information relating to the registered trademark, logo, patent, know-how and business model;
•	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);

•	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;
•	the detailed plan, provision and implementation plan of consistent services including operational guidance, technical support and business training provided to the franchisee;
•	detailed measures for guiding and supervising the operation of the franchisor;
•	investment budget for all franchised hotels of the franchisee;
•	the current numbers, territory and operation evaluation of the franchisees within China;
•	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;
•	information on any lawsuit in which the franchisor has been involved in the previous five years;
•	basic information regarding whether the franchisor and its legal representative have any record of material violation; and
•	other information required to be disclosed by the MOFCOM.

In the event of failure to disclose or misrepresentation, the franchisee may terminate the franchise contract and the franchisor may be fined up to RMB100,000. In addition, such noncompliance may be bulletined.

According to the Manual of Guidance on Administration for Foreign Investment Access (Edition 2008) promulgated by the MOFCOM in December 2008, if an existing foreign-invested company wishes to operate a franchise in China, it must apply to the MOFCOM or its local counterparts and must include “engaging in commercial activities by way of franchise” in its business scope.

Regulations on Intellectual Property Rights

The PRC Copyright Law, which took effect on June 1, 1991 and was subsequently amended on October 27, 2001, on February 26, 2010 and on November 11,2020, respectively, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991 and subsequently amended on December 20, 2001 and on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and last amended on November 1, 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The National Intellectual Property Administration (Trademark Office) handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark license agreements must be filed with the Trademark Office.

According to the Administrative Measures on Internet Domain Names promulgated by the Ministry of Industry and Information Technology of PRC in August 24, 2017 and took effect on November 1, 2017. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Pursuant to the PRC Patent Law which was promulgated by the SCNPC on March 12, 1984 and amended on August 25, 2000, on December 27, 2008 and on October 17, 2020, and its implementation rules, once a patent for an invention or utility model has been granted, unless otherwise provided by the Patent Law, no entity or individual may use the patent, patented product or patented process for production or business purposes without the authorization of the patent owner. Once a patent has been granted for a design, no entity or individual may manufacture, sell or import any product containing the patented design without the permission of the patent owner. If a patent is found to have been infringed, the infringer must, in accordance with relevant regulations, cease such infringement, take remedial action and pay damages.

Regulations on Taxation

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, and came into effect on January 1, 2008 and was amended by the SCNPC on February 24, 2017 and December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008, and was amended by the State Council on April 23, 2019 and came into effect on the same date, a uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises. These enterprises are classified as either resident enterprises or non-resident enterprises. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and Hong Kong entered into between Mainland China and the Hong Kong Special Administrative Region on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the State Administration of Taxation or the SAT on February 20, 2009 and which came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018 and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

The Provisional Regulations on Value-added Tax, which was promulgated on December 13, 1993, came into effect on January 1, 1994, and last amended on November 19, 2017, and the Detailed Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated on December 25, 1993 and came into effective on the same date, and was amended on December 15, 2008 and October 28, 2011, came into effect on November 1, 2011 set out that all taxpayers selling goods or providing processing, repairing or replacement services, sales of services, intangible assets and immovable assets and importing goods in China shall pay a value-added tax.

On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value- added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued on April 4, 2018 and became effective on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have value added tax, taxable sales activities, or imported goods are adjusted to 16% and 10%, respectively. According to the Announcement on Policies for Deepening the Value-added Tax Reform issued by the Ministry of Finance, the SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, the value added tax rate was reduced to 13% and 9%, respectively.

Regulations on Offline Distribution of Publications

On January 2, 1997, the State Council of the PRC promulgated the Administrative Regulations on Publishing which was last amended on November 29, 2020. On May 31, 2016, the State Administration of Press, Publication, Radio, Film and MOFCOM jointly issued the Administrative Provisions on the Publication Market, which was effective as of June 1, 2016. According to these regulations, the activities of publication distribution, including publication wholesale or retail activities, which shall be carried with the publication operation license. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and SAIC, be subject to confiscation of publication, any illegal income and special tools and equipment for illegal activities, and be concurrently subject to a fine.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Control Regulations of the PRC promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including goods, services, gains and transaction items, but not for capital account items, such as capital transfers, direct investments, investment in securities, derivatives and loans, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), promulgated on March 30, 2015 and last amended on December 30, 2019, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under the Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, the Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (“Circular 28”). Pursuant to Circular 28, on the basis of allowing investment- oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later amended on May 29, 2016. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On February 15, 2012, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or stock option plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.

Regulations on Foreign Investment

The National People’s Congress enacted the Foreign Investment Law of the PRC on March 15, 2019 and the State Council promulgated the Implementation Regulations of Foreign Investment Law of the PRC on December 26, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or foreign-invested enterprises shall report and update investment information to the competent department for commerce through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. Any foreign investor or foreign-invested company found to be non-compliant with these reporting obligations may potentially be subject to fines and legal sanctions.

The Foreign Investment Law of the PRC, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Generally speaking, the Company Law of the PRC or the Partnership Law of the PRC (promulgated by the SCNPC in February 1997 and amended in August 2006) shall apply with respect to the organization of foreign-invested enterprises.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law of the PRC (the “Company Law”).

Under the Company Law, companies shall contribute 10% of the profits into their statutory surplus reserve upon distribution of their post-tax profits of the current year. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital.

Regulations on Offshore Financing

On October 21, 2005, the SAFE issued Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore special-purpose companies directly or indirectly controlled by such PRC residents to carry out equity financing overseas and through special-purpose companies to carry out direct investment activities in China, they are required to register with local SAFE branches with respect to their overseas investments in offshore companies and roundtrip investment. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations.

Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company are required to register periodically with the SAFE in connection with their investments in us.

The SAFE issued a series of guidelines to its local branches with respect to the operational process for SAFE registration, including the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or Circular 59, which came into effect as of December 17, 2012 and last amended on December 30, 2019. The guidelines standardized more specific and stringent supervision on the registration required by Circular 75. For example, the guidelines impose obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case any shareholder or beneficial owner of the offshore entity is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals.

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, or Circular 37, which became effective and suspended Circular 75 on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated previously. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local branch of the SAFE before making a contribution to an enterprise directly established or indirectly controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or equity interests, referred to in this circular as a “special purpose vehicle”. Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local branch of the SAFE before exercising such options. The SAFE simultaneously issued guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.

On January 5, 2023, the National Development and Reform Commission issued the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which came into effect on February 10, 2023 and replaced the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises. According to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, enterprises shall, prior to the borrowing of foreign debts, obtain the certificate of examination and registration of foreign debts borrowed by enterprises and complete the formalities of examination and registration. Enterprises that have not completed examination and registration formalities are not allowed to borrow foreign debts.

Regulations on Merger and Acquisition and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, through which to purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals who also control such PRC domestic companies, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

Regulation on Security Review

In August 2011, the MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rule, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. Under these regulations, a security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rule further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

On December 19, 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investments which became effective on January 18, 2021. Under the Security Review of Foreign Investments, for foreign investments that affect or may affect national security, security review shall be conducted by the office led by NDRC and MOFCOM. For the purpose of these Measures, the term “foreign investment” refers to the investment activities carried out by foreign investors directly or indirectly within the territory of the PRC, including the following circumstances:

•	where foreign investors invest, solely or jointly with other investors, in new projects or establishing enterprises in the PRC;
•	where foreign investors acquire equity or assets of domestic enterprises by way of merger and acquisition; or
•	where foreign investors make investments in the PRC in any other form.

Regulation on Information Protection on Networks

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective on September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which came into effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

In August 2021, the SCNPC officially promulgated the Personal Information Protection Law, which came into effect from November 1, 2021. The Personal Information Protection Law provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022 and supersede and replace the current Cybersecurity Review Measures previously promulgated on April 13, 2020. The final Cybersecurity Review Measures provide that the purchase of network products and services by a “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review.

Where the purchase of network products and services by a CIIO affects or may affect national security, the CIIO shall notify the Cybersecurity Review Office, which is under the CAC, and a cybersecurity review shall be conducted pursuant to the Cybersecurity Review Measures. Furthermore, if a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review with the Cybersecurity Review Office. According to the final Cybersecurity Review Measures, the term “network products and services” mainly refers to core network equipment, high performance computers and servers, large-capacity storage devices, large-capacity databases and application software, network security equipment, cloud computing services, and other network products and services that have a significant impact on critical information infrastructure security, cybersecurity and data security. Under the Cybersecurity Law, where CIIOs use network products or services that have neither been reviewed for security, nor passed the cybersecurity review, they shall be ordered by the relevant competent departments to stop using such products or services, and a fine of no less than one, but no more than ten times the purchase amount shall be imposed. As for the persons in charge directly or otherwise are directly responsible, a fine of no less than RMB 10,000 but no more than RMB 100,000 shall be imposed. As of the date of this annual report, we have not received any notice from the CAC which identifies us as a CIIO under the Cybersecurity Review Measures.

Regulations on Employee Share Option Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, issued by the SAFE in February 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are obligated to file documents related to employee share options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Employment and Social Insurance

The PRC Labor Contract Law promulgated by SCNPC in 2007 and amended in December 2012, and its implementation rules issued by the State Council in 2008, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment and the Provisional Insurance Measures for Maternal Employees. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

Regulations on Advertising

According to Advertising Law of the PRC, or Advertising Law, which was promulgated by SCNP on October 27, 1994 and amended on September 1, 2015, October 26, 2018 and April 29, 2021, advertisements shall not contain any false or misleading information, and shall not deceive or mislead consumers. Advertisers, advertising agents and advertisement publishers shall abide by the laws, regulations and the principles of justice, honesty and fair competition in carrying out advertising activities. Local administrative departments for industry and commerce at and above the county level shall take charge of the supervision and administration on advertising within their respective administrative jurisdictions. Other relevant departments of the local people’s governments at and above the county level shall take charge of the advertising management-related work within their respective scope of duties. According to the Advertising Law, the use of internet to publish or distribute advertisements shall not affect the normal use of the internet by users. Advertisements published on internet pages such as pop-up advertisements shall be conspicuously marked with a closing sign to ensure one-click closure.

Regulations on Internet Platform Business

According to the Telecommunications Regulations of the PRC issued by the State Council on September 25, 2000 and was amended on July 29, 2014 and February 6, 2016, respectively, value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures and are subject to licenses prior to commencement of operations, and according to the Catalogue of Telecommunications Business (2015 Edition) attached to the Telecommunications Regulations of the PRC, value-added telecommunications services are divided into two categories, class I value-added telecommunication services and class II value-added telecommunication services. On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services obtain a VATs License from the MIIT or its provincial level counterparts. The term of a VATs License is five years and the license holder is subject to annual inspection.

An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecommunications Regulations and the Catalog of Telecommunications Services.

On February 7, 2021, the Anti-monopoly Commission of the State Council promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online.

According to the Measures for the Investigation and Treatment of Internet Food Safety Violations promulgated by China Food and Drug Administration on July 13, 2016, which became effective on October 1, 2016 and was amended by SAMR on June 1, 2021, SAMR is responsible for supervising and guiding the investigation and treatment of Internet food safety violations nationwide, and local market regulatory departments at or above the county level are responsible for their administrative areas Internal network food safety violations investigation. Food producers and distributors who engage in food trade on their own network platform should also file with the market regulatory departments at or above the county level to get the record number.

4.C.	Organizational Structure

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Atour Lifestyle Holdings Limited
100%
Atour Hotel (HK) Holdings Limited
Offshore
Onshore PRC
100%
Shanghai Atour Business Management Group Co., Ltd.
Shanghai Rongduo Business Management Co., Ltd.
100%
Shanghai Shankuai E-Commerce Co., Ltd.
100%
Shanghai Leiduo Commerce and Trade Co., Ltd.
100%
Shanghai Jiangduo Commerce and Trade Co., Ltd.
100%
Shanghai Chengduo Information Technology Co., Ltd.
100%
Beijing Chengduo Data Technology Co., Ltd.
100%
Atour (Shanghai) Travel Agency Co., Ltd.
Direct Ownership

Note:

(1) As of March 30, 2023, (i) Mr. Haijun Wang, our founder, Chairman of Board of Directors and Chief Executive Officer, beneficially owns 30.0% of our total issued and outstanding ordinary shares and 73.9% of aggregate voting power; and (ii) the other existing shareholders, in aggregate, beneficially own 70.0% of our total issued and outstanding ordinary shares and 26.1% of the aggregate voting power. For details regarding the voting arrangement between Mr. Wang Haijun and certain minority shareholders, see “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders”.

Transfer of Funds and Other Assets through Our Organization

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries in China, in particular, Shanghai Atour Business Management Group Co., Ltd., or Atour Shanghai, and its subsidiaries, and a substantial portion of our assets are located in China. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the Accounting Standards for Business Enterprise were RMB387.4 million and RMB411.2 million (US$ 59.6 million) as of December 31, 2021 and 2022, respectively. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund from 2020 to 2022. The restricted amounts of our PRC subsidiaries totaled RMB74.6 million and RMB83.9 million (US$12.2 million) as of December 31, 2021 and 2022, respectively. See “Item 4.Information on The Company—4.B. Business Overview—Regulation—Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Taxation—PRC” for more details.

Except in connection with our corporate restructuring prior to our initial public offering, one of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including Atour Lifestyle Holdings Limited, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In May 2021, our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited, distributed RMB20.6 million to certain shareholders. Historically, Atour Shanghai has also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2020, 2021 and 2022, we did not transfer any cash proceeds to any of our PRC subsidiaries except for the cash transfers within our Group in connection with our restructuring in 2021 for our initial public offering. In the future, cash proceeds raised from overseas financing activities, may be transferred by us through our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations.

4.D.	Property, Plants and Equipment

Our principal executive offices are located in Shanghai, China and occupy nearly 6,132 square meters of office space, all of which is leased by us. As of December 31, 2022, we had leased a total of 41 properties for commercial uses, with 32 properties used for the operations of our 33 leased hotels and 9 properties for other commercial uses, such as our headquarters and office premises. The gross floor area of our leased properties for commercial uses range from approximately 538 square meters to 26,328 square meters. All our leased properties are located in the PRC, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—Item 3.D. Risk Factors” and elsewhere in this annual report.

The following includes discussion of certain of our key performance metrics for the periods indicated. See Introduction in this annual report for the definition of these metrics and a description of how they are calculated.

5.A.	Operating Results

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations are subject to general economic conditions and conditions affecting the hospitality industry in general, which include, among others:

• Changes in the national, regional or local economic conditions in China.   Our financial performance, particularly our ability to drive growth, depends upon the demand for our hotel offerings, which is closely linked to the general economy and is sensitive to business and individual discretionary spending levels in China. While the hospitality industry in China has been benefitting from the significant growth experienced by the PRC economy in recent years, the COVID-19 pandemic has negatively affected our industry. Despite the substantial improvements in social and economic conditions in China since late 2022, there remain uncertainties regarding the general economic conditions and demand for our hotel offerings. Our costs and expenses may also be affected by China’s inflation level. Other macro-economic factors beyond our control may also affect our results of operations. For example, any prolonged recurrence of other contagious diseases, social instability or significant natural disasters may have a negative impact on the demand for our hotel offerings.

• PRC government policies and regulations.   Our business is subject to various compliance and operational requirements under PRC laws. In particular, each of our hotels is required to comply with license requirements and laws and regulations with respect to hospitality industry, internet platform, construction, building, zoning, environmental protection, food safety, public safety, health and sanitary requirements. Any changes to the existing laws and regulations in the future may increase our compliance efforts at significant cost. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations that may subject us to liability.”

• Industry competition.   The hospitality industry in China is highly competitive. We compete primarily with both domestic and international branded hotel chains and independent hotels. Competition in the hospitality industry is generally focused on hotel room rates, quality of accommodations, brand recognitions, convenience of locations, geographic coverages, quality and range of services, other lifestyle offerings and guest amenities.

• Seasonality.   The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their locations, types of property and competitive mix within the specific locations. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels. Based on historical results, we generally expect our hotel revenues for each hotel to be higher in the remaining three quarters of each year than in each of the first quarter due to general travel and consumption patterns in China.

Specific Factors Affecting Our Results of Operations

While our business is affected by factors relating to general economic conditions and the hospitality industry in China, we believe that our results of operations are also affected by company-specific factors, including, among others:

• The total number of hotels and hotel rooms in our hotel network.   Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. We mainly adopt a “manachise” model to operate the vast majority of the hotels in our hotel network. As a result, whether we can successfully increase the number of hotels and hotel rooms in our hotel chain is largely affected by our ability to franchise additional hotel properties at desirable locations on commercially favorable terms and to maintain the quality of service at our hotels and the value of our brand.

• The fixed-cost nature of our business.   A significant portion of our operating costs and expenses, including rent and base salary, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues could result in a disproportionately larger decrease in our profits because our operating costs and expenses are unlikely to decrease proportionately.

• The proportion of mature hotels in our hotel portfolio.   The operation of each hotel typically involves three stages: development, ramp-up and mature operations. We define mature hotels as those that have been in operation for more than six months. It typically takes six months for our newly opened hotels to ramp up before such hotels can generate normal and stable revenues. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated from these new hotels may be insufficient to cover their operating costs. The pre-opening expenses incurred during the development stage of our leased hotels, the lower franchise management fees generated by our manachised hotels during the ramp-up stage and the lower profitability during the ramp-up stage for our hotels may have a significant negative impact on our overall financial performance. The table below illustrates the number of our hotels in development stage, ramp-up stage and mature operation stage as of the dates indicated.

	As of		As of		As of
	December 31, 2020(1)		December 31, 2021(1)		December 31, 2022(1)
		Percentage of		Percentage of		Percentage of
	Number	total hotels	Number of	total hotels in	Number	total hotels in
	of hotels	in the three stages	hotels	the three stages	of hotels	the three stages
Development stage	288	33.6%	338	31.2%	363	28.0%
Ramp-up stage	109	12.7%	114	10.5%	124	9.6%
Mature stage	461	53.7%	631	58.3%	808	62.4%

Note:

(1) Includes 19, 42 and 53 hotels being requisitioned by the government for quarantine needs in response to the COVID-19 outbreak, which were not in operation as of December 31, 2020, 2021 and 2022, respectively.

•The growth of our A-Card members and their levels of engagement.   Our tier-based A-Card loyalty program is a fully digitized membership program that unites all our hotel and lifestyle brands. We currently offer five tiers of membership from welcome level to infinite level, each corresponding to a different class of member benefits, privileges and rewards. Joining welcome level is completely free, and it takes six room-nights or 2,800 Jimu points to upgrade to the third tier — gold level. Alternatively, welcome-level guests can also pay RMB199 to upgrade to gold level directly and enjoy the corresponding rewards. Our A-Card members contribute to a significant portion of our revenue. Our member base has been growing rapidly. As of December 31, 2022, we had over 35 million registered individual members. If we are able to further grow the size of our member base and increase customer stickiness of our loyalty program, we will be able to further increase our revenue and reduce our customer acquisition expenses.

• The growth and profitability of our scenario-based retail business.   In addition to hotel service offerings, we also operate an innovative scenario-based retail business embedded in our hotel rooms as well as through our e-stores. The growth and profitability of this retail business depends on the variety, attractiveness and pricing of our lifestyle products, as well as the development, procurement, sales, transportation and storage expenses.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Non-Financial Key Performance Indicators

Our non-financial key performance indicators consist of the increase in total number of hotels and hotel rooms in our hotel chain and RevPAR achieved by our hotels.

Increase in total hotels and hotel rooms.   As we continue to scale our presence by leveraging our strong brand reputation, the total number of our hotels increased from 570 as of December 31, 2020 to 745 as of December 31, 2021, and further to 932 as of December 31, 2022. Similarly, the total number of our hotel rooms increased from 66,618 as of December 31, 2020 to 86,654 as of December 31, 2021, and further to 107,998 as of December 31, 2022. As of December 31, 2022, there were 932 hotels in our nationwide network, with a total of 107,998 hotel rooms. Due to the impacts of the COVID-19 pandemic, we had a certain number of hotels temporarily closed or requisitioned by the government authorities for quarantine purpose at various times in 2020, 2021 and 2022, substantially all of which were manachised hotels. As of December 31, 2022, we had a total of 363 manachised hotels with a total of 39,285 rooms under development.

	As of	As of	As of
	December 31, 2020	December 31, 2021	December 31, 2022
Total hotels(1)
Manachised hotels	537	712	899
Leased hotels	33	33	33
All hotels	570	745	932
Hotel rooms(1)
Manachised hotels	61,782	81,594	102,945
Leased hotels	4,836	5,060	5,053
All hotels	66,618	86,654	107,998

Note:

(1) Includes 19, 42 and 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 outbreak, which were not in operation as of December 31, 2020, 2021 and 2022, respectively.

	Year Ended December 31,
	2020		2021		2022
	Exclusive
	of	Inclusive of	Exclusive of	Inclusive of	Exclusive of	Inclusive of
	requisitioned	requisitioned	requisitioned	requisitioned	requisitioned	requisitioned
	hotels(2)	hotels	hotels(2)	hotels	hotels(2)	hotels
Occupancy rate (in percentage)
Manachised hotels	66.9%	63.2%	67.4%	66.8%	62.9%	60.6%
Leased hotels	68.6%	67.6%	70.8%	71.1%	65.8%	67.2%
All hotels	67.1%	63.5%	67.7%	67.0%	63.0%	60.9%
ADR (in RMB)
Manachised hotels	382.2	379.2	407.4	405.2	386.4	379.0
Leased hotels	467.7	467.4	517.0	513.3	465.0	463.2
All hotels	389.8	386.8	415.2	412.7	391.2	383.9
RevPAR (in RMB)
Manachised hotels	268.9	251.6	288.1	283.7	256.3	243.2
Leased hotels	339.4	334.1	388.1	387.5	330.6	336.9
All hotels	275.1	258.3	294.9	290.5	260.7	248.1

Note:

(2) Excludes, for purposes of calculating these key operating metrics, approximately 1,777 thousand, 1,191 thousand and 5,532 thousand room-nights related to hotel rooms that were requisitioned by the government for quarantine needs in response to the COVID-19 pandemic or otherwise became unavailable due to temporary hotel closures in 2020, 2021 and 2022, respectively. The ADR and RevPAR are calculated based on the tax inclusive room rates.

RevPAR.   RevPAR is calculated as the total revenue during a period divided by the number of available rooms of such hotel during the same period. As a commonly used operating measure in the hospitality industry, RevPAR is largely affected by occupancy rate and ADR, as discussed below. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offerings, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, seasonality, and our relative brand and product strengths. To drive our occupancy rates and room rates, we focus on continuing to improve our guests’ hotel and retail experiences and increasing the stickiness of our loyalty program members, through continuously improving our service quality, expanding our hotel brand portfolios, and integrating technologies into our customer service and hotel operations.

Key Components of Results of Operations

Our financial key performance indicators consist of our net revenues, operating costs and expenses, EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) which are discussed in more detail in the following paragraphs.

Net revenues.   We primarily derive our revenues from (i) franchise and management fees from our manachised hotels and sales of hotel supplies and other products to our manachised hotels, (ii) operations of our leased hotels, and (iii) sales of our retail products in connection with our scenario-based retail business.

The following table sets forth the revenues generated from our manachised and leased hotels, and retail business and others, both in absolute amount and as a percentage of net revenues for the years indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Revenues:
Manachised hotels	926,307	59.1	1,220,301	56.8	1,360,843	197,304	60.1
Leased hotels	496,470	31.7	630,238	29.4	552,929	80,167	24.5
Retail revenues and others	143,775	9.2	297,038	13.8	349,211	50,631	15.4
Net revenues	1,566,552	100.0	2,147,577	100.0	2,262,983	328,102	100.0

• Manachised hotels. In 2020, 2021 and 2022, we generated revenues of RMB926.3 million, RMB1,220.3 million and RMB1,360.8 million (US$197.3 million) from our manachised hotels, respectively which accounted for 59.1%, 56.8% and 60.1% of our net revenues for the relevant years. As of December 31, 2022, we had 363 manachised hotels under development.

We select manachised hotels based on a variety of factors, including the attractiveness of the location, the quality of the franchised property and the background, and business ideology and value of the franchisee. We manage our manachised hotels and impose the same high service quality and operational standards on all manachised hotels as our leased hotels to ensure the quality and consistency of our service and product offerings across our hotel network. We authorize a manachised hotel to use our relevant hotel brand names, logos and relevant trademarks. The franchisee is responsible for the hotel’s construction, renovation and maintenance. We provide guidance to the franchisee on the construction or renovation of the hotel and require the hotel to meet our standards before approving it to commence operations. We appoint and train hotel managers and on-site HR representatives who are responsible for hiring hotel staff and managing daily operations of our manachised hotels. We also provide our franchisees with comprehensive management services, including central reservation, revenue management, sales and marketing support, technology support, quality assurance inspections and other operational support and information.

Our franchise and management agreements for our manachised hotels typically run for a fixed term of 8 to 15 years. We generally charge our franchisees an upfront franchise fee at a rate of RMB4,000 to RMB6,000 per room, depending on the brand of the manachised hotel, as well as fees related to pre-opening services, including information system installation service. After a manachised hotel opens, we generally charge the franchisee a monthly franchise and management fee of 5% to 6% of the gross revenues generated by each manachised hotel depending on the hotel brand. Furthermore, we charge our franchisees a fixed monthly hotel managers fee, fees for purchase of hotel supplies and other products, and other on-going service fees, such as system and accounting support fees. We do not expect any material franchise and management agreements to be terminated in the foreseeable future.

• Leased hotels. In 2020, 2021 and 2022, we generated revenues of RMB496.5 million, RMB630.2 million and RMB552.9 million (US$80.2 million) from our leased hotels, respectively, which accounted for 31.7%, 29.4% and 24.5% of our net revenues for the relevant years.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from 10 to 20 years. We typically enjoy an initial three to six-month rent-free period. After that, we generally pay fixed rent on a monthly or quarterly basis for the first two years of the lease term, after which we are generally subject to a modest increase every two to five years within the lease term. We do not expect any material lease agreements to be terminated in the foreseeable future.

The rent is generally paid upfront at the beginning of each payment period and we recognize the total rental expense on a straight-line basis over the initial lease term.

• Retail revenues and others.   Besides the revenues discussed above, we also generate a growing portion of revenues from our other business as we continue to diversify our monetization methods and drive customer spending, primarily including our scenario-based retail business. In 2020, 2021 and 2022, we generated revenues of RMB143.8 million, RMB297.0 million and RMB349.2 million (US$50.6 million) from retail and other business, respectively, which accounted for 9.2%, 13.8% and 15.4% of our net revenues for the relevant years.

Operating Costs and Expenses.   Our operating costs and expenses consist of costs for hotel operation, other operating costs, selling and marketing expenses, general and administrative expenses, technology and development expenses, and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the years indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Net Revenues	1,566,552	100.0	2,147,577	100.0	2,262,983	328,102	100.0
Operating costs and expenses:
Hotel operating costs	1,150,101	73.4	1,419,578	66.1	1,393,312	202,011	61.6
Other operating costs	78,746	5.0	163,324	7.6	186,685	27,068	8.2
Selling and marketing expenses	70,972	4.5	124,210	5.8	139,929	20,288	6.2
General and administrative expenses	131,366	8.4	197,064	9.2	350,009	50,746	15.5
Technology and development expenses	33,649	2.1	52,121	2.4	66,182	9,594	2.9
Pre-opening expenses	61,878	3.9	17,595	0.8	—	—	—
Total operating costs and expenses	1,526,712	97.5	1,973,892	91.9	2,136,117	309,707	94.4

• Hotel operating costs.   Our hotel operating costs account for a substantial majority of our total operating costs and expenses, which consist of costs and expenses directly attributable to the operation of our leased and manachised hotels.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Hotel operating costs
Manachised hotels	616,678	795,661	801,910	116,266
Leased hotels	533,423	623,917	591,402	85,745
Total hotel operating costs	1,150,101	1,419,578	1,393,312	202,011

•

Manachised hotel operating costs primarily include costs of hotel supplies and other products sold to our manachised hotels as well as compensation and benefits for manachised hotel managers and on-site HR representatives. Compensation and benefits are recouped by us in the form of monthly hotel managers fees. We aim to manage the growth rate of these costs while we increase the revenue of manachised hotels through fast expansion in the number of such hotels.

•

Leased hotel operating costs primarily include rental and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements. These costs are relatively fixed. We aim to manage these costs while we increase the revenue of leased hotels.

We aim to continue to manage our hotel operating costs as a percentage of our net revenues as we continue to achieve economies of scale and manage our operating costs and expenses through application of technologies.

• Other operating costs.   Besides our hotel operating costs, we also incur other operating costs, primarily costs of our lifestyle products in relation to our retail business.

• Selling and marketing expenses.   Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, and compensation and benefits for our sales and marketing personnel.

• General and administrative expenses.   Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office and other relevant employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional offices including depreciation and amortization expense of office equipment.

• Technology and development expenses.   Our technology and development expenses consist of (i) staff costs incurred for the self-developed hotel operation and reservation systems, (ii) servers and cloud infrastructure costs, (iii) other expenses related to technology and development functions. We expect that our technology and development expenses will increase in the near term as we improve IT infrastructure capabilities and capacity and leverage on technology to improve our operating efficiency.

• Pre-opening expenses.   Our pre-opening expenses are incurred in connection with development activities of our leased hotels and consist primarily of rental expenses and staff costs incurred during the relevant hotel pre-opening period. Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental expenses incurred during the development stage. The following table sets forth the components of our pre-opening expenses for the years indicated.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Rental expenses	56,286	11,899	—	—
Personnel cost	3,877	3,605	—	—
Others	1,715	2,091	—	—
Total pre-opening expenses	61,878	17,595	—	—

EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP).   We use earnings before interest expenses, interest income, income tax expense and depreciation and amortization, or EBITDA, a non-GAAP financial measure, as a financial metric to assess our results of operations before the impact of financing transactions and income taxes. We believe that EBITDA (non-GAAP) is widely used by other companies in the hospitality industry and may be used by investors as a measure of our financial performance. Given the significant investments that we have made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization expense accounts for a significant portion of our cost structure. We believe that EBITDA (non-GAAP) will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. In 2020, 2021 and 2022, our EBITDA (non-GAAP) were RMB161.2 million, RMB299.0 million and RMB261.2 million (US$37.9 million), respectively. We also use adjusted EBITDA, another non-GAAP measure defined as EBITDA excluding share-based compensation expenses. Adjusted EBITDA (non-GAAP) provides meaningful supplemental information regarding our performance by excluding share-based compensation expenses, as the investors can better understand our performance and compare business trends among different reporting periods on a consistent basis excluding share-based compensation expenses which are not expected to result in cash payment. In 2022, adjusted EBITDA (non-GAAP) was RMB424.4 million (US$61.5 million), representing an increase by 41.9% from RMB299.0 million in 2021. For a reconciliation of our net income to EBITDA and adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Non-GAAP Financial Measures.”

Taxation

Cayman Islands

We were incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporate or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, our intermediary holding company in Hong Kong is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%.There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by our intermediary holding company in Hong Kong is not subject to any Hong Kong withholding tax.

PRC

Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 3%, 6%, 9%, or 13% on the services we provide and related surcharges. We are also subject to surcharges on VAT payments in accordance with PRC law.

The ultimate shareholders of Atour is Cayman Islands holding company. The direct shareholder of Atour Shanghai, which is a Hong Kong enterprise, may receive dividends from Atour Shanghai. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Atour Hong Kong may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of net revenues for the years indicated.

	Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

Revenues:	(in thousands except percentage)
Manachised hotels	926,307	59.1	1,220,301	56.8	1,360,843	197,304	60.1
Leased hotels	496,470	31.7	630,238	29.4	552,929	80,167	24.5
Retail revenues and others	143,775	9.2	297,038	13.8	349,211	50,631	15.4
Net revenues	1,566,552	100.0	2,147,577	100.0	2,262,983	328,102	100.0
Operating costs and expenses:
Hotel operating costs	(1,150,101)	(73.4)	(1,419,578)	(66.1)	(1,393,312)	(202,011)	(61.6)
Other operating costs	(78,746)	(5.0)	(163,324)	(7.6)	(186,685)	(27,068)	(8.2)
Selling and marketing expense	(70,972)	(4.5)	(124,210)	(5.8)	(139,929)	(20,288)	(6.2)
General and administrative expense	(131,366)	(8.4)	(197,064)	(9.2)	(350,009)	(50,746)	(15.5)
Technology and development expense	(33,649)	(2.1)	(52,121)	(2.4)	(66,182)	(9,594)	(2.9)
Pre-opening expense	(61,878)	(3.9)	(17,595)	(0.8)	—	—	—
Total operating costs and expenses	(1,526,712)	(97.5)	(1,973,892)	(91.9)	(2,136,117)	(309,707)	(94.4)
Other operating income	23,429	1.5	22,371	1.0	38,094	5,523	1.7
Income from operation	63,269	4.0	196,056	9.1	164,960	23,918	7.3
Interest income	707	0.0	6,722	0.3	14,456	2,097	0.6
Gain from short-term investment	11,046	0.7	8,745	0.4	8,455	1,226	0.4
Interest expenses	(1,481)	(0.1)	(7,937)	(0.4)	(6,501)	(943)	(0.3)
Other income (loss), net	1,883	0.1	301	0.0	(814)	(118)	(0.0)
Income before income tax	75,424	4.8	203,887	9.5	180,556	26,180	8.0
Income tax expense	(37,602)	(2.4)	(64,217)	(3.0)	(84,474)	(12,248)	(3.7)
Net income	37,822	2.4	139,670	6.5	96,082	13,932	4.2
Less: net loss attributable to non-controlling interests	(4,229)	(0.3)	(5,384)	(0.3)	(2,017)	(291)	(0.1)
Net income attributable to the Company	42,051	2.7	145,054	6.8	98,099	14,223	4.3

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues.   Our net revenues increased from RMB2,147.6 million in 2021 to RMB2,263.0 million (US$328.1 million) in 2022, driven by the increase in the revenues from our manachised hotels and retail revenues and others.

•

Manachised hotels.   Revenues from our manachised hotels increased by 11.5% from RMB1,220.3 million in 2021 to RMB1,360.8 million (US$197.3 million) in 2022. The increase was primarily driven by the continued expansion of our hotel network, offset by the decrease of ADR due to the impact of the COVID-19 pandemic. The total number of our manachised hotels increased from 712 as of December 31,2021 to 899 as of December 31, 2022.

•

Leased hotels.   Revenues from our leased hotels decreased by 12.3% from RMB630.2 million in 2021 to RMB552.9 million (US$80.2 million) in 2022. The decrease was primarily due to decreased customer traffic and weakened consumption demand amid the resurgence of COVID-19 across China in 2022. The occupancy rate of our leased hotels decreased from 70.8% in 2021 to 65.8% in 2022, and ADR of these hotels decreased from RMB517.0 in 2021 to RMB465.0 in 2022. The number of leased hotels remained stable at 33 as of December 31, 2021 and 2022, with an increased number of room nights.

•

Retail revenues and others.   Our retail revenues and other revenues increased by 17.6% from RMB297.0 million in 2021 to RMB349.2 million (US$50.6 million) in 2022. The increase was primarily attributable to the rapid growth of our scenario-based retail business, driven by our hotel network expansion as well as growing recognition of our retail brand and our increasing capabilities in private label product offerings.

Operating Costs and Expenses.   Our operating costs and expenses increased by 8.2% from RMB1,973.9 million in 2021 to RMB2,136.1 million (US$309.7 million) in 2022.

•

Hotel operating costs.   Our hotel operating costs decreased by 1.9% from RMB1,419.6 million in 2021 to RMB1,393.3 million (US$202.0 million) in 2022. This decrease was mainly attributable to our effective control of both expenses and labor costs, as well as the lease concessions we received from landlords amid the COVID-19 pandemic. Our hotel operating costs as a percentage of net revenues decreased from 66.1% in 2021 to 61.6% in 2022.

•

Other operating costs.   Our other operating costs primarily consist of costs for our scenario-based retail business and cost of other revenues. Our other operating costs increased by 14.3% from RMB163.3 million in 2021 to RMB186.7 million (US$27.1 million) in 2022, primarily driven by increased costs alongside the rapid growth of our scenario-based retail business. Our other operating costs as a percentage of net revenues increased from 7.6% in 2021 to 8.2% in 2022.

•

Selling and marketing expenses.   Our selling and marketing expenses increased by 12.7% from RMB124.2 million in 2021 to RMB139.9 million (US$20.3 million) in 2022. This increase was mainly driven by our increased investment in brand promotion and channel development for our scenario-based retail business. Our selling and marketing expenses as a percentage of net revenues increased from 5.8% in 2021 to 6.2% in 2022.

•

General and administrative expenses.   Our general and administrative expenses increased by 77.6% from RMB197.1 million in 2021 to RMB350.0 million (US$50.7 million) in 2022. Our general and administrative expenses as a percentage of net revenues increased from 9.2% in 2021 to 15.5% in 2022. Excluding the impact from share-based compensation expenses of RMB160.5 million, general and administrative expenses, in the absolute amount, slightly decreased by 3.8% to RMB189.5 million (US$27.5 million) in 2022, and, as a percentage of net revenues, decreased from 9.2% in 2021 to 8.4% in 2022.

•

Technology and development expenses.   Our technology and development expenses increased by 27.0% from RMB52.1 million in 2021 to RMB66.2 million (US$9.6 million) in 2022. This increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and improve customer experience. Our technology and development expenses as a percentage of net revenues increased from 2.4% in 2021 to 2.9% in 2022.

•	Pre-opening expenses. We did not incur any pre-opening expenses in 2022 as there were no newly-leased hotels on our opening schedule.

Other operating income.   Our other operating income primarily consists of income from government subsidies and value-added tax related benefits. Our other operating income increased by 70.3% from RMB22.4 million in 2021 to RMB38.1 million (US$5.5 million) in 2022, primarily due to increased government subsides received by us during this period.

Income from operation.   As a result of the foregoing, we had income from operation of RMB196.1 million and RMB165.0 million (US$23.9 million) in 2021 and 2022, respectively.

Interest income.   Our interest income consists primarily of interest from our bank deposits. Our interest income increased from RMB6.7 million in 2021 to RMB14.5 million (US$2.1 million) in 2022 due to our increased bank deposits.

Gain from short-term investments.   Our gain from short-term investments remained relatively stable at RMB8.7 million and RMB8.5 million (US$1.2 million) in 2021 and 2022, respectively.

Interest expenses.   Our interest expenses consist primarily of interests related to our borrowings. Our interest expenses were RMB7.9 million and RMB6.5 million (US$0.9 million) in 2021 and 2022, respectively, representing a decrease by 18.1%. Such decrease is primarily due to a decrease in our short-term borrowings.

Income tax expense.   We had an income tax expense of RMB64.2 million in 2021 and an income tax expense of RMB84.5 million (US$12.2 million) in 2022. The actual income tax expense differed from the amount computed by applying the PRC statutory income tax rate of 25% to income (loss) before income taxes, which was primarily due to the valuation allowance provided for the deferred tax assets of certain PRC subsidiaries, which were in cumulative loss positions.

Net income.   As a result of the foregoing, compared to net income of RMB139.7 million in 2021, we had net income of RMB96.1 million (US$13.9 million) in 2022. For 2022, adjusted net income (non-GAAP) was RMB259.3 million (US$37.6 million), an increase of 85.6% year-over-year compared with RMB139.7 million for 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” beginning on page 106 of our prospectus filed with the Securities and Exchange Commission on November 10, 2022 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333- 256881) incorporated by reference into this annual report.

Non-GAAP Financial Measures

To supplement our audited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), we use the following non-GAAP financial measures: adjusted net income/(loss), which is defined as net income/(loss) excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expenses, interest income, income tax expense and depreciation and amortization; and adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We believe that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that we have made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. Additionally, we believe that adjusted net income/(loss) and adjusted EBITDA will provide meaningful supplemental information to investors as such measures can assist investors to better understand our performance and compare business trends since share-based compensation is non-cash in nature. We believe that both management and investors benefit from reviewing these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to our historical performance. We believe these non-GAAP financial measures are also useful to investors in providing greater transparency with respect to information used regularly by our management in financial and operational decision-making.

The use of these non-GAAP financial measures has certain limitations as the excluded items have been and will be incurred and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of our results. We compensate for these limitations by providing reconciliations of the relevant non-GAAP financial measures to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating our performance.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate these measures in the same manner as we do.

A reconciliation of net income which is the most directly comparable U.S. GAAP measure to adjusted net income (non-GAAP), EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP), is provided below:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net income (GAAP)	37,822	139,670	96,082	13,932
Share-based compensation expense, net of tax effect of nil(1)	—	—	163,193	23,661
Adjusted Net income (Non-GAAP)	37,822	139,670	259,275	37,593

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net income (GAAP)	37,822	139,670	96,082	13,932
Interest expenses	1,481	7,937	6,501	943
Interest income	(707)	(6,722)	(14,456)	(2,097)
Income tax expense	37,602	64,217	84,474	12,248
Depreciation and amortization	84,955	93,911	88,561	12,840
EBITDA (Non-GAAP)	161,153	299,013	261,162	37,866
Share-based compensation expense, net of tax effect of nil(1)	—	—	163,193	23,661
Adjusted EBITDA (Non-GAAP)	161,153	299,013	424,355	61,527

Note:

(1)The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

5.B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity come from cash generated from operating activities, equity financing and bank loans. As of December 31, 2022, we had RMB1,589.2 million (US$230.4 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use.

We expect to incur additional capital expenditures in connection with leasehold improvements of our leased hotels. We intend to fund this planned expansion with our operating cash flow and our cash balance, credit facilities provided by banks, as well as net proceeds received from our initial public offering in November 2022. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We intend to finance our future working capital requirements and capital expenditures with anticipated cash generated from operating activities and funds raised from financing activities. However, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to execute our growth strategies and scale our business could be significantly impaired, and our business, operating results and financial condition may be adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We require significant capital to fund our operations, growth and technological investments. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	118,670	417,879	283,677	41,129
Net cash used in investing activities	(105,527)	(42,225)	(192,225)	(27,870)
Net cash generated from/ (used in) financing activities	48,011	(161,080)	456,310	66,159
Net increase in cash and cash equivalents and restricted cash	61,154	206,393	550,578	79,826
Cash and cash equivalents and restricted cash at the beginning of the period	771,982	833,136	1,039,529	150,718
Cash and cash equivalents and restricted cash at the end of the period	833,136	1,039,529	1,590,107	230,544

Operating Activities

With Chinese government's effective control of the pandemic and the recovery of the tourism industry, our hotels resumed operations gradually and our net income increased to RMB139.7 million in 2021, resulting in our net cash generated from operating activities in 2021 reaching RMB417.9 million, represents a 252.1% increase as compared to 2020. Our net cash generated from operating activities decreased from RMB417.9 million in 2021 to RMB283.7 million (US$41.1 million) in 2022, primarily due to accelerated payment to our franchisees by us and the impact of the resurgence of the Omicron variant of COVID-19 in various cities across China since the beginning of 2022. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial and operating performance.”

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased hotels, and investment in short-term financial products offered by PRC commercial banks.

Our net cash used in investing activities decreased from RMB105.5 million in 2020 to RMB42.2 million in 2021, primarily due to the decrease in acquisition of property and equipment of leased hotels. In 2022, our net cash used in investing activities increased to RMB192.2 million (US$27.9 million), primarily due to increase in investment in short-term financial products.

Financing Activities

Our financing activities primarily consisted of net proceeds from initial public offering and borrowings from PRC commercial banks and other third parties.

Our net cash used in financing activities was RMB161.1 million in 2021, compared to RMB48.0 million of net cash generated from financing activities in 2020, which was attributable to the repurchase of our ordinary shares in the first half of 2021 and the repayment of borrowings, net off by the proceeds provided by borrowings. We recorded net cash generated from financing activities of RMB456.3 million (US$66.2 million) in 2022. The increase from 2021 to 2022 was mainly due to the receipt of proceeds from our initial public offering in 2022.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our working capital and operating expenditure needs, capital expenditures, contractual obligations and outstanding indebtedness.

Other than the capital expenditures and contractual obligations, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. We did not have material future minimum capital commitments as of December 31, 2022.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures were RMB112.8 million, RMB64.0 million and RMB36.4 million (US$5.3 million) in 2020, 2021 and 2022, respectively. Our capital expenditures decreased over time from 2020 to 2022, especially in 2021 primarily because the number of our leased hotels remained relatively stable during 2020 and 2021, which resulted in decreased expenses associated with leasehold improvements and investments in furniture, fixtures and equipment. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will continue to meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

Payment Due by Period
		Less			More
		Than	1 – 3	3 – 5	Than
	Total	1 Year	Years	Years	5 Years

(in RMB thousands)
Operating lease obligations	2,510,055	404,020	646,499	565,174	894,362

Our operating lease obligations are primarily related to our obligations under lease agreements with lessors of business offices and certain hotels.

Outstanding Indebtedness

As of December 31, 2022, we had several customary credit facilities with major merchant banks in China under which we could borrow up to RMB400 million during the term of the facilities with maturity dates ranging from June 2023 to September 2023. The drawdown of the credit facilities is subject to the terms and conditions of each credit agreement. The credit facilities also require us to comply with the various customary covenants and other restrictions, including but not limited to ensuring the sum of interest bearing borrowings and bills payable (if applicable) to be lower than RMB300 million if our revenues are less than RMB2,500 million. As of December 31, 2022, we had outstanding bank loans in an aggregate amount of RMB172.1 million with interest rate ranging from 3.7% to 4.9% per annum. As of December 31, 2022, the unutilized credit facility available was RMB279 million. As of December 31, 2022, we were in compliance with the above financial covenants.

Off-Balance Sheet Commitments and Arrangements

Other than operating lease obligations set forth in the table under the caption “Contractual Obligations” above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries in China, in particular, Shanghai Atour Business Management Group Co., Ltd., or Atour Shanghai, and its subsidiaries, and a substantial portion of our assets are located in China. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the Accounting Standards for Business Enterprise were RMB387.4 million and RMB411.2 million (US$59.6 million) as of December 31, 2021 and 2022, respectively. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiaries totaled RMB74.6 million and RMB83.9 million (US$12.2 million) as of December 31, 2021 and 2022, respectively. See “Item 4.Information on The Company—4.B. Business Overview—Regulation—Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Taxation—PRC” for more details.

None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including Atour Lifestyle Holdings Limited, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In May 2021, our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited, distributed RMB20.6 million to certain shareholders. Historically, Atour Shanghai has also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2020, 2021 and 2022, we did not transfer any cash proceeds to any of our PRC subsidiaries except for the cash transfers within our Group in connection with our restructuring in 2021 for our initial public offering. In the future, cash proceeds raised from overseas financing activities, including our initial public offering in November 2021, may be transferred by us through our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14.Material Modifications to The Rights of Security Holders and Use of Proceeds,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 4.Information on The Company—4.B. Business Overview—Regulation—Regulations on Offshore Financing.”

5.C.	Research and Development, Patents and Licenses, etc.

We focus on digitalizing our business to further cater to customer demands and enhance customer experience.  To provide our customers with personalized services and products, we have developed a comprehensive digital management system, which improves customer experience and operational efficiency in room reservation, room management, pricing and membership benefits. We use our data technology to identify market trends and inform our hotel management decisions, and make our hotel services and retail products more relatable to customers through seamless integration into our rooms and other consumption scenarios throughout our hotels.

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recent available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Customer loyalty program

We invite our customers to participate in a membership program with different tiers of membership. Members could pay a membership fee for a higher membership tier.

Under the membership program, members earn loyalty points, which generally expire two years after being earned and can be redeemed for future products and services. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future. We are responsible for providing or arranging for the provision of those free or discounted goods or services in exchange. We are acting as a principal if the members redeem the points for the room nights in leased hotels or other lifestyle products. We are acting as an agent if the members redeem the points for room nights in manachised hotels.

We estimate the breakage for loyalty points that members will never redeem based on a number of factors, including but not limited to, the historical redemption pattern and expectations of future member behavior. Assuming the standalone selling price of the loyalty point remains unchanged, as of December 31, 2022, it is estimated that a reasonably possible increase of 5% in the redemption rate of the loyalty point would decrease the estimated breakage revenue by approximately RMB12.7 million (US$1.8 million) for the year ended December 31, 2022.

Impairment of long-lived assets

Long-lived assets, such as property and equipment and operating lease right of use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of impairment testing of long-lived assets of leased hotel, we have concluded that an individual hotel is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there were circumstances that require the long-lived assets of a hotel be tested for possible impairment, we first compare undiscounted cash flows generated by the assets to the carrying amount. Estimates of forecasted cash flows involve highly subjective judgement, which incorporate our best estimate of revenue growth. If the carrying amount of the long-lived assets is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

No impairment loss was recorded for the years ended December 31, 2020, 2021 and 2022.

Share-based compensation

We account for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued. The grant-date fair value of the award is recognized as compensation expense, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

The fair value of the share options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used.

	Year Ended December 31,
	2019	2020	2021	2022
Risk-free rate of return	3.10%~3.20%	2.90%~3.10%	1.70%~3.20%	3.10%~4.00%
Volatility	32.10%~33.68%	34.30%~34.40%	34.61%~37.64%	38.98%~40.44%
Expected dividend yield	0%	0%	0%	0%
Fair value of ordinary share (in RMB)	6.12~9.94	10.54~10.93	11.93~31.74	28.80~43.56
Exercise multiple	2.2	2.2	2.2	2.2
Expected term	10	10	10	10

Fair value of our ordinary shares prior to the completion of our IPO

Prior to the completion of our IPO in November 2022, we were a private company with no quoted market prices for our ordinary shares. We were therefore required to make estimates of the fair value of our ordinary shares at various dates for the purposes of at the date of grant of a share-based award as one of the inputs in determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times during the years ended December 31, 2020, 2021 and 2022 with the assistance from an independent valuation firm.

		Discount
		for Lack of
	Fair Value per	Marketability	Discount
Date	Ordinary Shares	(DLOM)	Rate
June 30, 2020	10.54	17.00%	14.00%
September 30, 2020	10.93	17.00%	14.00%
December 31, 2020	11.93	14.00%	14.00%
March 31, 2021	20.96	12.00%	13.00%
April 30, 2021	21.06	12.00%	13.00%
December 31, 2021	31.74	5.00%	11.00%
June 30, 2022	29.78	5.80%	12.00%

In determining the fair value of our ordinary shares, we applied the income approach as the primary approach based on our discounted future cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our future financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haijun Wang	46	Founder, Chairman of Board of Directors and Chief Executive Officer
Rui Zhao	40	Co-Chief Financial Officer
Shoudong Wang	45	Co-Chief Financial Officer
Hong Lu	47	Director, Senior Vice President
Gang Chen	43	Co-Chief Operating Officer
Xun Zhang	52	Co-Chief Operating Officer
Lijun Gao	39	Director, Chief Compliance Officer
Shiwei Zhou	47	Director
Hongbin Zhou	49	Director
Chao Zhang	46	Independent Director
Cong Lin	62	Independent Director
Can Wang	43	Independent Director

Mr. Haijun Wang is our founder and has served as our Chairman of Board of Directors and Chief Executive Officer since 2013. Prior to founding Atour in 2013, Mr. Wang served as the executive vice president of China Lodging Group, Limited, currently known as Huazhu Group Ltd., a company listed on Nasdaq under the ticker symbol of “HTHT” and the Hong Kong Stock Exchange under the stock code of “1179.” Prior to joining Huazhu in 2005, Mr. Wang worked for Home Inns, Jinjiang Inn, as well as other reputable hotel companies. As the founder of Atour, the first upper midscale lifestyle hotel chain in China, Mr. Wang is a well-respected industry veteran with extensive hotel development and management experience. Mr. Wang was recognized as a leader in various industry leadership lists, including the List of the Most Innovative Business Figures in China, the List of 40 Leaders of China’s Hospitality Industry within the Past 40 Years, the List of the Most Innovative Figures in China’s Travel Industry. Mr. Wang graduated from Yanshan University and received his EMBA degree from the China Europe International Business School.

Ms. Rui Zhao has served as our Chief Financial Officer from 2016 to 2021 and our Co-Chief Financial Officer since 2021. From 2014 to 2016, Ms. Zhao served as the head of strategic investment department of Qunar.com, a leading online travel agency in China. From 2010 to 2014, Ms. Zhao served as a vice president of Yonghua Capital, a private equity firm. Ms. Zhao graduated from Tsinghua University and received her MBA degree from Tsinghua University.

Mr. Shoudong Wang has served as our Co-Chief Financial Officer since 2021. Prior to joining us, Mr. Wang served in various positions for TANSH Global Food Group Co., Ltd., a company listed on the Hong Kong Stock Exchange under the stock code of “3666.” Mr. Wang served as the chief financial officer of TANSH Global Group Co., Ltd. from 2019 to 2020. During 2011 to 2016, Mr. Wang was in charge of the management of finance, legal affairs and internal audit at TANSH Global Group Co., Ltd. and also served as board secretary and joint company secretary. Previously, Mr. Wang served in the finance department of Best Buy Commercial (Shanghai) Co., Ltd. and Dazhong Transportation (Group) Co., Ltd., a company listed on the Shanghai Stock Exchange under the stock code of “600611.” Mr. Wang graduated from Fudan University, and received his master’s degree in business administration from Fudan University.

Mr. Hong Lu has served as our Senior Vice President in charge of corporate strategies, internal control and investor relations and a director since 2021. Mr. Lu joined us in 2019 and served as a Vice President from 2019 to 2020. Previously, Mr. Lu served as a vice president and the board secretary of Xiamen 35.com Technology, a company listed on the Shenzhen Stock Exchange under the stock code of “300051,” a vice president and the board secretary of Shandong Zhongji Electrical Equipment Co., Ltd., a company listed on Shenzhen Stock Exchange under the stock code of “300308,” and the board secretary of Guangzhou Goaland Energy Conservation Tech. Co., Ltd., a company listed on the Shenzhen Stock Exchange under the stock code of “300499.” Mr. Lu graduated from Fuzhou University and received his MBA degree from the New York Institute of Technology.

Mr. Gang Chen has served as our Co-Chief Operating Officer since 2022. Mr. Chen joined us as a Vice President in 2018 and was then promoted to a Senior Vice President in 2019. Previously, Mr. Chen served as a vice president of Zhuyou Hotel Management Co., Ltd. Mr. Chen graduated from Zhejiang Gongshang University.

Mr. Xun Zhang has served as our Chief Operating Officer since 2021 and our Co-Chief Operating Officer since 2022. Mr. Zhang joined us in 2013 and held various positions successively from 2013 to 2021, including regional general manager, chief operating officer of our hotel business unit, chief customer officer and head of chief executive officer’s office. Mr. Zhang brought us extensive hotel development and management experience. Prior to joining Atour from 2007 to 2013, Mr. Zhang served as hotel manager and regional manager for China Lodging Group, Limited, currently known as Huazhu Group Ltd., a company listed on Nasdaq under the ticker symbol of “HTHT” and the Hong Kong Stock Exchange under the stock code of “1179.” Previously, Mr. Zhang also worked for multiple reputable local resort hotels in Chongqing, China. Mr. Zhang graduated from Chongqing University of Technology.

Ms. Lijun Gao has served as our Chief Compliance Officer since 2023 and a director since 2021. Ms. Gao joined us in 2013 and served as our general counsel from January 2015 to October 2018 and as our Vice President in charge of legal matters from January 2018 to December 2022. Ms. Gao contributes more than a decade of experience in the practice of law and is specialized in corporate finance, risk management, and regulatory compliance. Ms. Gao graduated from Shanghai Normal University.

Mr. Shiwei Zhou currently serves as our director. Mr. Zhou has also served as a vice president of Trip.com Group Ltd. since 2015. Mr. Zhou is also a director of Luxuriant Holdings Limited, Teamsport Topco Limited and Tuniu Corporation. Mr. Zhou graduated from Tongji University. He received his Master of Science degree in Structural Engineering from Columbia University and his MBA degree from University of Southern California.

Mr. Hongbin Zhou currently serves as our director. Mr. Zhou has also been working at Legend Capital Management Co., Ltd. since 2005, and currently serves as its managing director. Mr. Zhou is also a director of Jiangsu Lihua Livestock Co., Ltd., Beijing Chemclin Diagnostics Co., Ltd., Milkway Chemical Engineering Supply Chain Service Co., Ltd., Pharmaron (Beijing) Pharmaceutical Technology Co., Ltd. and Jiangsu Rec-Biotechnology Co., Ltd. Mr. Zhou graduated from Wuhan University and received his doctor’s degree in Business Administration from Fudan University.

Ms. Chao Zhang has served as our director since November 2022. Ms. Zhang has been a professor in Beijing International Studies University since 2015. Ms. Zhang graduated from Yanshan University and received her master’s degree in Tourism Administration from Nankai University and her doctor’s degree in Regional Economics from Peking University.

Mr. Cong Lin has served as our director since November 2022. Previously, Mr. Lin had served as a senior vice president at Marriott International China between 2003 and 2020. Mr. Lin graduated from Beijing Union University.

Mr. Can Wang has served as our director since November 2022. Mr. Wang has been appointed as the chief financial officer of New Hope Group Co. Ltd since 2022. Mr. Wang has also been a director at Health and Happiness International Holdings Limited from 2020 to 2023. Mr. Wang has also served in various senior management roles, including chief financial officer, chief growth officer and executive director, at Fosun International from 2012 to 2020. Mr. Wang is a non-practicing member of Chinese Institute of Certified Public Accountants (CICPA) and a member of The Association of International Accountants (AIA) and the Association of Chartered Certified Accountants (ACCA), and has been appointed as Deputy President of China Association of Chief Financial Officers on 2021. Mr. Wang graduated from Anhui University in 1997 and received his MBA degree from China Europe International Business School.

Board Diversity Statistics

Board Diversity Matrix (As of Date of this Annual Report)
Country of Principal Executive Offices	The People's Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

6.B. Compensation

In 2022, we paid an aggregate of RMB14.1 million (US$2.0 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—6. B. Compensation—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for an indefinite term, unless terminated pursuant to the terms of the agreements or as mutually agreed by the parties thereto. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain unpaid compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for a specific period of time following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2017 PRC Incentive Plan

In 2017, our PRC subsidiary Atour Shanghai adopted the 2017 Share Incentive Plan, or the 2017 PRC Plan. In 2021, we adopted the Public Company Share Incentive Plan, or the Public Company Plan, at the Cayman Islands’ level in preparation for our initial public offering, to replace the 2017 PRC Plan. Under the 2017 PRC Plan, Atour Shanghai had granted a total of 14,196,882 share based awards, representing the corresponding amount of equity interests of Atour Shanghai to certain of its officers, employees and consultants. All of the outstanding and unvested awards under the 2017 PRC Plan were replaced by the share options granted under, and governed by the terms and conditions of, the Public Company Plan in April 2021.

Public Company Plan

We adopted the Public Company Share Incentive Plan, or the Public Company Plan, in 2021 in preparation for our initial public offering, to replace the 2017 PRC Plan. The purpose of the Public Company Plan is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us.

Under the Public Company Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 51,029,546 Class A ordinary shares, which have been reserved for issuance pursuant to the Public Company Plan accordingly. As of March 30, 2023, a total of 25,477,205 share options corresponding to 25,477,205 underlying Class A ordinary shares had been granted to the participants under the Public Company Plan.

The following paragraphs summarize the key terms of the Public Company Plan.

Types of Awards.    The Public Company Plan permits the awards of options, restricted stock, restricted stock unit and other stock-based award.

Plan Administration.    The Public Company Plan shall be solely administrated by the board or its compensation committee, or the Administrator, in accordance with the terms and conditions of the Public Company Plan.

Eligibility.    Equity awards authorized under the Public Company Plan may be granted to any key employee, and any prospective key employee, director or consultant who has accepted an offer of employment, directorship or consultancy from us or our subsidiaries, or any other individual as designated and approved by the Administrator.

Notice of Grant.    Each award under the Public Company Plan shall be evidenced by an award agreement to be entered into by the grantee and our company, in such form as the Administrator may from time to time determine.

Conditions of Award.    The Administrator shall determine the provisions, terms, and conditions of each award including, but not limited to, eligible participant, vesting schedule, the lock-up arrangements upon vesting and other terms and conditions that the award is subject to.

Transfer Restrictions.    Unless the Administrator or our chief executive officer otherwise determines, no award and no right under any such award shall be assignable, alienable, saleable or transferable by a grantee otherwise than by will or by the laws of descent and distribution. No award and no right under any such award may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company.

Voting Power and Dividend Right of Shares Issued Pursuant to the Public Company Plan.    Until the issuance of the shares, no grantee shall have any right to vote or receive dividends or any other rights with respect to such shares.

Amendment of the Public Company Plan.    The Public Company Plan may be altered or amended in any respect by the board, except to the extent prohibited by applicable laws.

Term of the Public Company Plan.    Unless otherwise determined by the Administrator, the term of the Public Company Plan shall be indefinite.

Termination of the Public Company Plan.    The Public Company Plan may be suspended, discontinued or terminated by the board, except to the extent prohibited by applicable laws.

The following table summarizes, as of March 30, 2023, the number of Class A ordinary shares under the options that we granted to our directors and executive officers:

Class A Ordinary
Shares Underlying
	Equity Awards	Exercise Price	Date of	Date of
	Granted	(US$/Share)	Grant(1)	Expiration
Executive Officers
Haijun Wang	4,000,000	3.01	March 30, 2023	March 29, 2033
Rui Zhao	*	*	April 2, 2021 and November 16, 2022	April 1, 2031 and November 15, 2032
Shoudong Wang	*	*	November 16, 2022 and December 24, 2022	November 15, 2032 and December 23, 2032
Hong Lu	4,300,000	0.85-1.70	April 2, 2021 and November 16, 2022	April 1, 2031 and November 15, 2032
Gang Chen	*	*	April 2, 2021 and June 27, 2022	April 1, 2031 and June 26, 2032
Xun Zhang	*	*	April 15, 2021	April 14, 2031
Lijun Gao	*	*	April 2, 2021 and December 24, 2022	April 1, 2031 and December 23, 2032
Non-Employee Directors
Shiwei Zhou	—	—	—	—
Hongbin Zhou	—	—	—	—
Chao Zhang**	—	—	—	—
Cong Lin**	—	—	—	—
Can Wang**	—	—	—	—
All directors and executive officers as a group	13,595,196	0.85-3.01

* The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1) Certain awards shown in this table were issued under the Public Company Plan to replace the awards previously granted to such individuals under the 2017 PRC Plan between July 2017 and March 2021.

As of March 30, 2023, our employees and other qualified individuals other than members of our senior management as a group held a total of 11,882,009 share options granted under the Public Company Plan.

For discussions of our accounting policies and estimates for awards granted pursuant to the Public Company Plan and the 2017 PRC Plan, see “Item 5.Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates—Share-based Compensation.”

6.C.	Board Practices

Board of Directors

Our board of directors consists of eight directors, including three independent directors within the meaning of Section 303A of the Corporate Governance Rules of the Nasdaq, namely Can Wang, Chao Zhang and Cong Lin. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Can Wang, Cong Lin and Chao Zhang, and is chaired by Can Wang. We have determined that each of Can Wang, Cong Lin and Chao Zhang satisfies the requirements of Section 303A of the Corporate Governance Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Can Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;
•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 7 of Form 20-F;
•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
•	periodically, reviewing and reassessing the adequacy of the committee charter;
•	at lease annually, approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	overseeing and evaluating the handling of complaints and whistleblowing;
•	meeting separately and periodically with management and the independent registered public accounting firm;
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
•	reporting regularly to the board.

Compensation Committee.    Our compensation committee consists of Haijun Wang, Can Wang and Chao Zhang and is chaired by Haijun Wang. We have determined that each of Can Wang and Chao Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;
•	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
•	reviewing periodically and submitting for board’s approval of any equity incentive plans, programs or other similar arrangements;
•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;
•	periodically, reviewing and reassessing the adequacy of the committee charter;
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
•	reporting regularly to the board.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Haijun Wang, Cong Lin and Chao Zhang, and is chaired by Haijun Wang. We have determined that each of Can Wang and Chao Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
•	reviewing periodically the current composition of the board with regards to characteristics such as issues of judgment, diversity, age, skills, background and experience;
•	reviewing candidates’ qualifications for membership on the board or a committee of the board based on the criteria approved by the board;
•	making recommendations to the board as to determinations of director independence;
•	reviewing and reassessing the adequacy of the committee charter;
•	reviewing and approving compensation (including equity-based compensation) for our directors; and
•	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our ninth amended and restated memorandum and articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. A director shall hold office until the expiration of his or her term, if applicable, or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A director may be removed from office by ordinary resolution of shareholders or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) resigns by notice in writing to our company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) is prohibited by any applicable law or stock exchange rules from being a director; (iv) is found to be or becomes of unsound mind; or (v) is removed from office pursuant to any other provision of our ninth amended and restated memorandum and articles of association.

6.D.	Employees

We had 2,621, 3,180 and 3,255 employees as of December 31, 2020, 2021 and 2022, respectively. All of our employees are based in China. As of December 31, 2022, all of our employees were employed directly by us without the involvement of third-party human resources companies.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

Number of
Function	Employees
Hotel Development	67
Hotel Management	2,773
Technology and Development	98
Retail and Supply Chain	74
Sales and Marketing	53
Others	190
Total	3,255

We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 30, 2023, on a pro forma basis by:

• each of our directors and executive officers; and

• each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on (i) 319,677,037 Class A ordinary shares and 73,680,917 Class B ordinary shares outstanding as of March 30, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially
	Owned
	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate
	Shares	Shares	Ownership	Voting Power***
Directors and Executive Officers:†
Haijun Wang(1)	48,412,523	73,680,917	30.7	74.0
Rui Zhao	*	—	*	*
Shoudong Wang	*	—	*	*
Hong Lu(2)	4,300,000	—	1.1	0.4
Gang Chen	*	—	*	*
Xun Zhang	*	—	*	*
Lijun Gao	*	—	*	*
Shiwei Zhou(3)	—	—	—	—
Hongbin Zhou(4)	—	—	—	—
Chao Zhang(5)††	—	—	—	—
Cong Lin(6)††	—	—	—	—
Can Wang(7)††	—	—	—	—
All Directors and Executive Officers as a Group	57,020,049	73,680,917	32.2	74.3
Principal Shareholders:
Sea Pearl Worldwide Holding Limited(1)	44,412,523	73,680,917	30.0	74.0
Legend Capital(8)	114,469,418	—	29.1	10.8
Diviner Limited(9)	60,912,400	—	15.5	5.8
Trip.com Travel Singapore Pte. Ltd.(10)	55,970,815	—	14.2	5.3
GLV Holding Limited(11)	20,673,814	—	5.3	2.0
Engine Holdings Limited(12)	19,691,412	—	5.0	1.9
Express Ocean Universe Limited(1)	—	73,680,917	18.7	69.7

Notes:

* Less than 1% of our total outstanding shares.

** For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 319,677,037 Class A ordinary shares and 73,680,917 Class B ordinary shares outstanding as of March 30, 2023, and (ii) the number of Class A ordinary shares underlying the share options held by such person that are exercisable within 60 days after March 30, 2023.

*** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share and each holder of Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

† Except as indicated otherwise below, the business address of our directors and executive officers is 18th floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai, People’s Republic of China.

(1) Represents (i) 73,680,917 Class B ordinary shares held of record by Express Ocean Universe Limited, a company registered in British Virgin Islands, (ii) 19,691,412 Class A ordinary shares beneficially owned by Engine Holdings Limited, (iii) 24,721,111 Class A ordinary shares beneficially owned by certain minority shareholder, and (iv) 4,000,000 Class A ordinary shares underlying 4,000,000 share options granted to Haijun Wang on March 30, 2023 under our Public Company Plan, which became vested and exercisable on the same date. Express Ocean Universe Limited is wholly owned by Dreamline Worldwide Ventures Limited, which is in turn wholly owned by Eternal River Trust, or the Trust, for which Trident Trust Company (HK) Limited acts as the trustee. Haijun Wang is the sole director of Express Ocean Universe Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are Haijun Wang and Sea Pearl Worldwide Holding Limited, a company registered in the British Virgin Islands and wholly owned by Haijun Wang. Haijun Wang and Sea Pearl Worldwide Holding Limited exercise voting power over the 19,691,412 Class A ordinary shares beneficially owned by Engine Holdings Limited and the 24,721,111 Class A ordinary shares beneficially owned by the minority shareholder. As such, each of Haijun Wang and Sea Pearl Worldwide Holding Limited may be deemed to share beneficial ownership of the foregoing Class A ordinary shares. Both of Haijun Wang and Sea Pearl Worldwide Holding Limited disclaim economic interests with respect to the foregoing Class A ordinary shares. The registered address of Sea Pearl Worldwide Holding Limited is P.O. Box 4301 Road Town, Tortola, British Virgin Islands.

(2) Represents 4,300,000 Class A ordinary shares underlying 4,300,000 share options granted to Hong Lu under our Public Company Plan.

(3) The business address of Shiwei Zhou is 968 Jinzhong Road, Changning District, Shanghai, People’s Republic of China.

(4) The business address of Hongbin Zhou is 1366 Nanjing West Road, Floor 37, Jingan District, Shanghai, People’s Republic of China.

(5) The business address of Chao Zhang is 1 Dingfuzhuang Nanli, Beijing International Studies University, College of Tourism Science, Chaoyang District, Beijing, People’s Republic of China.

(6) The business address of Cong Lin is 2 Guanghua Road, C-2711, Chaoyang District, Beijing, People’s Republic of China.

(7) The business address of Can Wang is Floor 18, Block A, Tower 3, WangjingSOHO, 1 East Futong Avenue, Chaoyang District, Beijing, People’s Republic of China.

(8) Represents (i) 98,973,600 Class A ordinary shares held of record by Shanghai Yi Nan Enterprise Management Partnership, a limited liability partnership incorporated under the laws of PRC and (ii) 15,495,818 Class A ordinary shares held of record by Shanghai Yin Nai Enterprise Management Partnership, a limited liability partnership incorporated under the laws of PRC. Shanghai Yi Nan Enterprise Management Partnership and Shanghai Yin Nai Enterprise Management Partnership are collectively referred to as Legend Capital. Both of Shanghai Yi Nan Enterprise Management Partnership and Shanghai Yin Nai Enterprise Management Partnership are ultimately controlled by Legend Capital Management Co., Ltd., a PRC limited company. Legend Capital Management Co., Ltd. is majority-owned by Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership), which is controlled by Beijing Junqi Jiarui Business Management Limited, its general partner. The powers to vote and sell the shares beneficially owned by Beijing Junqi Jiarui Business Management Limited are exercised by its board of directors, which consists of Mr. Zhu Linan, Mr. Wang Nengguang, Mr. Chen Hao and Mr. Li Jiaqing. The registered address of Shanghai Yi Nan Enterprise Management Partnership is Room 368, No. 302 Lane 211, North Fute Road, Pilot Free Trade Zone, Shanghai, China. The registered address of Shanghai Yin Nai Enterprise Management Partnership is No. 2800, Wanyuan Road, Minhang District, Shanghai, China.

(9) Represents 60,912,400 Class A ordinary shares held of record by Diviner Limited, a company registered in British Virgin Islands. Diviner Limited is ultimately controlled by Shanghai Divine Investment Management Co., Ltd., a PRC limited company. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian. The registered address of Diviner Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

(10) Represents 55,970,815 Class A ordinary shares held of record by Trip.com Travel Singapore Pte. Ltd., a company registered in Singapore. Trip.com Travel Singapore Pte. Ltd. is ultimately controlled by Trip.com Group Limited, a company registered in the Cayman Islands. The registered address of Trip.com Travel Singapore Pte. Ltd. is 72 Anson Road, #12-01, Anson House, Singapore (079911).
 (11) Represents 20,673,814 Class A ordinary shares held of record by GLV Holding Limited, a company registered in British Virgin Islands wholly owned by Li Jin. The registered address of GLV Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, VG1110, British Virgin Islands.

(12) Represents 19,691,412 Class A ordinary shares held of record by Engine Holdings Limited, a company registered in British Virgin Islands wholly owned by Xining Rui. See Note (1) above for a description of the irrevocable proxy and power of attorney granted by Engine Holdings Limited with respect to such Class A ordinary shares. The registered address of Engine Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, VG1110, British Virgin Islands.

As of March 30, 2023, none of our outstanding ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties. None of these transactions or arrangements are considered to be material except for the following.

The table below sets forth the major related parties and their relationship with us as of December 31, 2022.

Name of related parties	Relationship with the Company
Trip.com Group Ltd. and its subsidiaries (collectively referred to as “Trip.com Group”)	Ultimate parent of a principal shareholder of the Company

The table below sets forth our material related party transactions for the periods indicated:

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Hotel reservation payments collected on behalf of the Company
Trip.com Group	257,963	588,238	692,771
Hotel reservation service fees
Trip.com Group	14,473	21,276	11,334

We conduct transactions with Trip.com Group, the ultimate parent of one of our principal shareholder, in the ordinary course of our business. Trip.com Group has rendered online travel agency reservation services to us in exchange for certain hotel reservation service fees. Atour Shanghai entered into certain collaboration agreement (the “Collaboration Agreement”) with certain subsidiaries of Trip.com Group Ltd. (the “Trip.com Parties”) on January 1, 2018. The parties to the Collaboration Agreement have agreed to cooperate in various areas, including membership collaboration, online travel agency reservations and promotional services. Subject to certain exceptions, Atour Shanghai has agreed to pay the Trip.com Parties a commission fee for reservations made through online platforms operated by the Trip.com Parties. The terms of the Collaboration Agreement, including pricing terms, are customary compared with similar agreements entered into by hotels and major online travel agencies in China. The Collaboration Agreement shall remain effective until the execution of a new collaboration agreement among the parties.

The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Amounts due from related parties
Trip.com Group	33,592	51,937	53,630
Amounts due to related parties
Wang Haijun(1)	6,235	—	—
Trip.com Group	3,762	1,772	3,004

(1) The amount due to Wang Haijun was fully repaid in connection with our restructuring in 2021 for our initial public offering.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In the ordinary course of our business, we are subject to legal or administrative proceedings from time to time. We do not believe that any currently pending legal or administrative proceeding to which we are a party will have a material adverse effect on our business, financial condition or results of operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be involved in legal and administrative proceedings in the ordinary course of our business. Any adverse outcome of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition.”

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4.Information on The Company—4.B. Business Overview—Regulation—Regulations on Dividend Distribution.” and “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Item 10.Additional Information—10.B. Memorandum and Articles of Association.”

8.B.	Significant Changes

We have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.THE OFFER AND LISTING

9.A.Offering and Listing Details

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “ATAT” since November 11, 2022.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “ATAT” since November 11, 2022.

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands (the
“Companies Act”), and the common law of the Cayman Islands.

We incorporate by reference into this annual report our ninth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-256881), as amended, filed initially with the Securities and Exchange Commission on June 8, 2021. Our board of directors adopted our ninth amended and restated memorandum and articles of association by a special resolution on September 2, 2021, which became effective immediately prior to completion of our initial public offering of ADSs representing Class A ordinary shares.

The following are summaries of material provisions of our ninth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our ninth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General.    Our authorized share capital is US$300,000 divided into 2,900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, with a par value of US$0.0001 each. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-resident of the Cayman Islands may freely hold and transfer their ordinary shares.

The holder of Class B ordinary shares continues to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent at least 9.1% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 16.7% of our total issued and outstanding share capital. The holder of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Future issuances of our Class B or Class A ordinary shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A ordinary shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, disposition, or a change of ultimate beneficial ownership of Class B ordinary shares by a holder thereof to any person who is not an Affiliate (as defined in our ninth amended and restated memorandum and articles of association) of the holders of such ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our ninth amended and restated memorandum and articles of association and the Companies Act. Our ninth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights; Meeting of Shareholders.    In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Voting at any meeting of shareholders is by a poll and not a show of hands.

A quorum required for a meeting of shareholders consists of shareholders holding a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our ninth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our ninth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our ninth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares.    Subject to the restrictions in our ninth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
•	the shares are free from any lien in favor of the Company; and
•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
•	If our directors refuse to register a transfer they shall, within five business days of such refusal, notify the transferee and provide a detailed explanation of the reason therefor.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

Liquidation.    On winding up, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our ninth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of not less than a majority of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect our corporate records (other than the memorandum and articles of association, special resolutions which have been passed by our shareholders, our register of mortgages and charges, and a list of our current directors) or obtain copies of our list of shareholders. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our ninth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our ninth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.    Some provisions of our ninth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders or limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our ninth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum.    Without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our company to our company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless we consent in writing to the selection of an alternative forum, federal courts of the United States of America shall have exclusive jurisdiction within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company shall be deemed to have notice of and consented to the provisions of our articles of association.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•

the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of our offering, we have performed the procedure necessary to immediately update the register of members to record and given effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;
•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our ninth amended and restated memorandum and articles of association, which became effective immediately prior to the completion of our 2022 offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, losses, damages and expenses incurred or sustained by him by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our ninth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our ninth amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our ninth amended and restated memorandum and articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our ninth amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted company incorporated in the Cayman Islands, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our ninth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our ninth amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law or stock exchange rules from being a director; or (v) is removed from office pursuant to any other provisions of our ninth amended and restated memorandum and articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our ninth amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our ninth amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our ninth amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders.    There are no limitations imposed by our ninth amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our ninth amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

10.C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E.Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state, or local laws or the tax laws of any jurisdiction other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporate tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the primary location of the day-to-day operational management is in the PRC; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (d) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the sale or other disposition of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including the ADS holders) of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	regulated investment companies;
•	dealers or traders in securities that use a mark-to-market method of tax accounting;
•	persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes and their partners;
•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value;
•	persons that acquired ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion does not address any state, local or non-U.S. tax considerations, or any federal taxes (such as estate or gift taxes) other than income taxes. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company, or PFIC, for any taxable year.

Taxation of Distributions

Distributions (if any) paid on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”), other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at a preferential rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this preferential tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of receipt by the depositary (in the case of ADSs) or the U.S. Holder (in the case of ordinary shares). The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “— People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on such disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, if a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain royalties derived in an active business), and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we currently conduct our business, the composition of our income and assets and the estimated value of our assets (including goodwill), we believe that we were not a PFIC for our 2022 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill (which may be determined, in part, by reference to our market capitalization, which could be volatile). Therefore, we may be or become a PFIC for any taxable year if our market capitalization declines while we hold a substantial amount of cash and financial investments. In addition, if in the future we change the type of services we provide with respect to our franchised hotels, our PFIC status for any taxable year may depend on whether and to what extent our income from franchised hotels will be treated as derived in the active conduct of a trade or business within the meaning of applicable Treasury regulations. Because of these uncertainties, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year and any entity in which we own equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder does not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns the ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class A ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on the Nasdaq, a U.S. Holder that owns ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs is traded on the Nasdaq on at least 15 days during each calendar quarter. If a U.S. Holder of ADSs makes the mark-to-market election, for each taxable year that we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of such U.S. Holder’s taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such U.S. Holder’s taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the Internal Revenue Service’s consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances in the case that we are a PFIC for any taxable year. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision in the Code or Treasury regulations that would enable a U.S. Holder to file a mark-to-market election with respect to any Lower-tier PFICs the shares of which are not regularly traded. In addition, because our ordinary shares are not publicly traded, a U.S. Holder that holds ordinary shares that are not represented by ADSs will generally not be eligible to make a mark-to-market election with respect to such shares.

If we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If we are a PFIC for any taxable year during which a U.S. Holders owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which the ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File No. 333-256881), as amended, to register our Class A ordinary shares in relation to our initial public offering.  We also filed with the SEC a related registration statement on Form F-6 (File Number 333-257343) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I. Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

All of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of net proceeds from our offerings. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs representing our ordinary shares will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in the China’s political and economic conditions. The RMB does not fluctuate with the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. In addition, the value of RMB could be affected by the proposed tariffs regarding trade with the United States.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents of RMB1,300.6  million (US$188.6 million) , and U.S. dollar-denominated cash, cash equivalents of US$41.8 million.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-256881) as amended (the “IPO Registration Statement”), which registered 14,250,000 Class A ordinary shares represented by 4,750,000 ADSs issued and sold by us, and the underwriters’ exercise of their option to purchase from us 712,500 additional ADSs representing 2,137,500 Class A ordinary shares, at a public offering price of US$11.0 per ADS. The registration statement was declared effective by the SEC on November 10, 2022, for our initial public offering, which closed in November 2021. BofA Securities, Inc. and Citigroup Global Markets Inc. were the representatives of the underwriters.

We received net proceeds of US$55.9 million from our initial public offering in November 2022 and the underwriters’ exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$9.2 million, which included US$4.2 million for underwriting discounts and commissions and US$5.0 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2022, we had not yet used the net proceeds received from the initial public offering.

None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We intend to use the remainder of the net proceeds from our initial public offering for the purposes as disclosed in our registration statements on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2022, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified include:

•

lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC; and

•

lack of sufficient trained and knowledgeable resources to execute its responsibilities with respect to internal control over financial reporting. As a consequence, we did not design and implement effective process-level controls activities for certain financial statement accounts and disclosures, including impairment of leased hotels long-lived assets, share-based compensation and income tax.

We have taken measures and plan to continue to take measures to remediate these deficiencies, including: (i) hiring more qualified resources, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function, (ii) establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements, (iii) developing a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies and technical accounting guidance and are tailored to our business, and (iv) implementing internal controls over financial reporting to ensure accounting policies and procedures are operating effectively.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Can Wang, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Can Wang satisfies the “independence” requirements of Section 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 08, 2021, and posted a copy of our code of business conduct and ethics on our website at https://ir.yaduo.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our independent registered public accounting firm, for the years indicated.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	6,950	5,900	11,100
Audit-Related Fees(2)	—	—	503
Tax Fees(3)	—	—	—
Other Fees(4)	—	—	—
Total	6,950	5,900	11,603
(1)

Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)

Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees incurred from professional tax services rendered by our auditor.
(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees and Tax Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.  See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. ”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Atour Lifestyle Holdings Ltd. are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Ninth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on September 20, 2021)

2.1	Form of Registrant's Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

2.3

Form of Deposit Agreement among the Registrant, the depositary, owners and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

2.4*	Description of Registrant’s Securities
4.1

Public Company Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

4.2

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

4.3

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

4.4

English translation of the Collaboration Agreement dated January 1, 2018 by and among Shanghai Atour Business Management (Group) Co., Ltd. and certain subsidiaries of Trip.com Group Ltd (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1  (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

4.5

Shareholders Agreement dated March 3, 2021 by and among Atour Lifestyle Holdings Limited and certain other parties as listed therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1  (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Atour Lifestyle Holdings Limited

By:	/s/ Haijun Wang
Name:Haijun Wang
Title:Chief Executive Officer and Director

Date: April 28, 2023

ATOUR LIFESTYLE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Atour Lifestyle Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Atour Lifestyle Holdings Limited (the “Company”) and the subsidiaries (collectively the “Group”) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022, due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842), as amended.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ KPMG Huazhen LLP

Shanghai, China

April 28, 2023

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022	2022
		RMB ‘000	RMB ‘000	USD'000
				Note 2(d)
Assets
Current assets
Cash and cash equivalents		1,038,583	1,589,161	230,407
Short-term investments		—	157,808	22,880
Accounts receivable, net of allowance of RMB14,731 and RMB19,468 as of December 31, 2021 and 2022, respectively	13(b)	99,961	132,699	19,239
Prepayments and other current assets	3	167,161	133,901	19,414
Amounts due from related parties	17(b)	51,937	53,630	7,776
Inventories		58,575	57,460	8,331
Total current assets		1,416,217	2,124,659	308,047
Non-current assets
Restricted cash		946	946	137
Contract costs	2(j)	62,415	67,270	9,753
Property and equipment, net	4	439,015	360,300	52,239
Operating lease right-of-use assets	6	—	1,932,000	280,114
Intangible assets, net	5	3,820	5,537	803
Goodwill	7	17,446	17,446	2,529
Other assets	3	182,581	141,335	20,492
Deferred tax assets	8	122,707	112,533	16,315
Total non-current assets		828,930	2,637,367	382,382
Total assets		2,245,147	4,762,026	690,429

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022	2022
		RMB ‘000	RMB ‘000	USD’000
				Note 2(d)
Current liabilities
Operating lease liabilities, current	6	—	319,598	46,337
Accounts payable		161,277	184,901	26,808
Deferred revenue	13(b)	233,735	202,996	29,432
Salary and welfare payable		95,238	103,539	15,012
Accrued expenses and other payables	9	447,380	330,282	47,886
Income taxes payable		46,176	31,336	4,543
Short-term borrowings	10	64,808	142,828	20,708
Current portion of long-term borrowings	10	1,000	29,130	4,223
Amounts due to related parties	17(b)	1,772	3,004	436
Total current liabilities		1,051,386	1,347,614	195,385
Non-current liabilities
Operating lease liabilities, non-current	6	—	1,805,402	261,759
Deferred revenue	13(b)	267,909	277,841	40,283
Long-term borrowings, non-current portion	10	43,630	2,000	290
Other non-current liabilities	11	317,607	141,763	20,554
Total non-current liabilities		629,146	2,227,006	322,886
Total liabilities		1,680,532	3,574,620	518,271

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022	2022
		RMB ‘000	RMB ‘000	USD’000
				Note 2(d)
Equity
Class A ordinary shares (USD0.0001 par value; 2,900,000,000 shares authorized; 303,289,537 and 319,677,037 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	16	218	229	33
Class B ordinary shares (USD0.0001 par value; 100,000,000 shares authorized; 73,680,917 shares issued and outstanding)	16	56	56	8
Additional paid in capital		764,502	1,286,189	186,480
Accumulated deficit		(176,403)	(78,304)	(11,353)
Accumulated other comprehensive loss		(8,947)	(10,865)	(1,575)
Total equity attributable to shareholders of the Company		579,426	1,197,305	173,593
Non-controlling interests		(14,811)	(9,899)	(1,435)
Total equity		564,615	1,187,406	172,158
Commitments and contingencies	18	—	—	—
Total liabilities and shareholders’ equity		2,245,147	4,762,026	690,429

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2020	2021	2022	2022
		RMB ‘000	RMB ‘000	RMB ‘000	USD ‘000
					Note 2(d)
Revenues:	13
Manachised hotels		926,307	1,220,301	1,360,843	197,304
Leased hotels		496,470	630,238	552,929	80,167
Retail revenues and others		143,775	297,038	349,211	50,631
Net revenues		1,566,552	2,147,577	2,262,983	328,102
Operating costs and expenses:
Hotel operating costs		(1,150,101)	(1,419,578)	(1,393,312)	(202,011)
Other operating costs		(78,746)	(163,324)	(186,685)	(27,068)
Selling and marketing expenses		(70,972)	(124,210)	(139,929)	(20,288)
General and administrative expenses		(131,366)	(197,064)	(350,009)	(50,746)
Technology and development expenses		(33,649)	(52,121)	(66,182)	(9,594)
Pre-opening expenses		(61,878)	(17,595)	—	—
Total operating costs and expenses		(1,526,712)	(1,973,892)	(2,136,117)	(309,707)
Other operating income	2(s), 2(w)	23,429	22,371	38,094	5,523
Income from operation		63,269	196,056	164,960	23,918
Interest income		707	6,722	14,456	2,097
Gain from short-term investments		11,046	8,745	8,455	1,226
Interest expenses		(1,481)	(7,937)	(6,501)	(943)
Other income (expenses), net		1,883	301	(814)	(118)
Income before income tax		75,424	203,887	180,556	26,180
Income tax expense	8	(37,602)	(64,217)	(84,474)	(12,248)
Net income		37,822	139,670	96,082	13,932
Less: net loss attributable to non-controlling interests		(4,229)	(5,384)	(2,017)	(291)
Net income attributable to the Company		42,051	145,054	98,099	14,223
Less: accretion of redeemable Class A ordinary shares*	12	(52,881)	(15,115)	—	—
Net (loss) income available to shareholders of the Company		(10,830)	129,939	98,099	14,223
Net income		37,822	139,670	96,082	13,932
Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes		—	(8,947)	(1,918)	(279)
Other comprehensive loss, net of income taxes		—	(8,947)	(1,918)	(279)
Total comprehensive income		37,822	130,723	94,164	13,653
Comprehensive loss attributable to non-controlling interests		(4,229)	(5,384)	(2,017)	(291)
Comprehensive income attributable to the Company		42,051	136,107	96,181	13,944
Net (loss) income per ordinary share	14
—Basic		(0.06)	0.40	0.26	0.04
—Diluted		(0.06)	0.40	0.26	0.04
Weighted average ordinary shares used in calculating net (loss) income per ordinary share	14
—Basic		171,589,918	323,163,367	379,321,522	379,321,522
—Diluted		171,589,918	323,163,367	381,598,689	381,598,689

* Represent Series C shares of Atour Shanghai prior to Restructuring (see Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

											Total (deficit)
										Accumulated	equity
		Class A ordinary						Additional		other	attributable to	Non-
		shares with liquidation		Class A ordinary		Class B ordinary		paid-in	Accumulated	comprehensive	to shareholders	controlling	Total
	Note	preference		shares		shares		capital	deficit	loss	of the Company	interests	(deficit) equity
		Number of		Number of		Number of
		shares	RMB’000	shares	RMB’000	shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1, 2020		60,912,400	43	97,909,001	74	73,680,917	56	—	(295,512)	—	(295,339)	(4,418)	(299,757)
Profit (loss) for the year		—	—	—	—	—	—	—	42,051	—	42,051	(4,229)	37,822
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—
Total comprehensive income (loss)		—	—	—	—	—	—	—	42,051	—	42,051	(4,229)	37,822
Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	—	—	(780)	(780)
Accretion to the redemption value of redeemable Class A ordinary shares	12	—	—	—	—	—	—	—	(52,881)	—	(52,881)	—	(52,881)
Balances at December 31, 2020 and January 1, 2021		60,912,400	43	97,909,001	74	73,680,917	56	—	(306,342)	—	(306,169)	(9,427)	(315,596)
Profit (loss) for the year		—	—	—	—	—	—	—	145,054	—	145,054	(5,384)	139,670
Other comprehensive loss		—	—	—	—	—	—	—	—	(8,947)	(8,947)	—	(8,947)
Total comprehensive income (loss)		—	—	—	—	—	—	—	145,054	(8,947)	136,107	(5,384)	130,723
Accretion to the redemption value of redeemable Class A ordinary shares	12	—	—	—	—	—	—	—	(15,115)	—	(15,115)	—	(15,115)
Reclassification of Class A ordinary shares with liquidation preference upon termination of preference rights*	12, 16(b)	(60,912,400)	(43)	60,912,400	43	—	—	—	—	—	—	—	—
Reclassification of redeemable Class A ordinary shares upon termination of preference rights**	12, 16(b)	—	—	153,290,800	107	—	—	896,401	—	—	896,508	—	896,508
Shares repurchase	16(c)	—	—	(8,822,664)	(6)	—	—	(111,254)	—	—	(111,260)	—	(111,260)
Distribution to shareholders	16(d)	—	—	—	—	—	—	(20,645)	—	—	(20,645)	—	(20,645)
Balances at December 31, 2021		—	—	303,289,537	218	73,680,917	56	764,502	(176,403)	(8,947)	579,426	(14,811)	564,615
*	Represent Series A shares of Atour Shanghai prior to Restructuring (see Note 12)
**	Represent Series B and C shares of Atour Shanghai prior to Restructuring (see Note 12)

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

								Accumulated	Total equity
								other	attributable to	Non-
		Class A ordinary		Class B ordinary		Additional	Accumulated	comprehensive	shareholders of	controlling	Total
	Note	shares		shares		Paid-in capital	deficit	loss	the Company	interests	equity
		Number of		Number of
		shares	RMB’000	shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1, 2022		303,289,537	218	73,680,917	56	764,502	(176,403)	(8,947)	579,426	(14,811)	564,615
Profit (loss) for the year		—	—	—	—	—	98,099	—	98,099	(2,017)	96,082
Other comprehensive loss		—	—	—	—	—	—	(1,918)	(1,918)	—	(1,918)
Total comprehensive income (loss)		—	—	—	—	—	98,099	(1,918)	96,181	(2,017)	94,164
Acquisition of non-controlling interest		—	—	—	—	(7,279)	—	—	(7,279)	6,929	(350)
Initial public offering (“IPO”) proceeds net of listing expenses	16(a)	16,387,500	11	—	—	365,773	—	—	365,784	—	365,784
Share-based compensation	15	—	—	—	—	163,193	—	—	163,193	—	163,193
Balances at December 31, 2022		319,677,037	229	73,680,917	56	1,286,189	(78,304)	(10,865)	1,197,305	(9,899)	1,187,406

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB ‘000	RMB ‘000	RMB ‘000	USD ‘000
				Note 2(d)
Cash flows from operating activities:
Net income	37,822	139,670	96,082	13,932
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization	84,955	93,911	88,561	12,840
Reduction in the carrying amount of ROU assets	—	—	268,280	38,897
Gain from short-term investments	(11,046)	(8,745)	(8,455)	(1,226)
Net loss on disposal of property and equipment	—	2,015	2,022	293
Net loss on disposal of intangible asset	—	199	—	—
Allowance for doubtful accounts	3,208	2,889	4,737	687
Deferred income tax (benefit) expense	(34,331)	(9,396)	10,174	1,475
Share-based compensation	—	—	163,193	23,661
Changes in operating assets and liabilities:
Accounts receivable	(63,087)	40,416	(37,475)	(5,433)
Inventories	(15,726)	(28,232)	1,115	162
Amounts due from related parties	(16,991)	(18,345)	(1,693)	(245)
Contract costs	(7,950)	(9,805)	(4,855)	(704)
Prepayments and other current assets	(50,535)	(43,466)	33,260	4,822
Other assets	(41,535)	(8,923)	6,033	875
Accounts payable	4,843	75,514	23,624	3,423
Amounts due to related parties	1,335	(8,225)	1,232	179
Deferred revenue	43,398	85,779	(20,807)	(3,017)
Salary and welfare payable	(1,938)	9,624	8,301	1,204
Accrued expenses and other payables	99,913	64,935	(88,963)	(12,898)
Income taxes payable	39,579	(15,333)	(14,840)	(2,153)
Operating lease liabilities	—	—	(274,061)	(39,735)
Other non-current liabilities	46,756	53,397	28,212	4,090
Net cash generated from operating activities	118,670	417,879	283,677	41,129

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB ‘000	RMB ‘000	RMB ‘000	USD ‘000
				Note 2(d)
Cash flows from investing activities:
Payment for purchases of property and equipment	(112,750)	(63,973)	(36,425)	(5,281)
Payment for purchases of intangible assets	(1,223)	(1,997)	(2,805)	(407)
Payment for purchase of short-term investments	(3,395,902)	(4,303,920)	(2,931,000)	(424,955)
Proceeds from maturities of short-term investments	3,419,348	4,312,665	2,778,005	402,773
Repayment of loans from third parties	—	15,000	—	—
Loans to third parties	(15,000)	—	—	—
Net cash used in investing activities	(105,527)	(42,225)	(192,225)	(27,870)
Cash flows from financing activities:
Acquisition of non-controlling interest	(780)	—	(350)	(51)
Proceeds from borrowings	127,507	218,434	199,000	28,852
Repayment of borrowings	(78,716)	(230,430)	(134,480)	(19,498)
Repurchase of ordinary shares	—	(111,260)	—	—
Distribution to shareholders	—	(20,645)	—	—
Proceeds from initial public offering	—	—	400,068	58,005
Payment for initial public offering costs	—	(17,179)	(7,928)	(1,149)
Net cash generated from (used in) financing activities	48,011	(161,080)	456,310	66,159
Effect of exchange rate changes on cash and cash equivalents and restricted cash	—	(8,181)	2,816	408
Net increase in cash and cash equivalents and restricted cash	61,154	206,393	550,578	79,826
Cash and cash equivalents and restricted cash at the beginning of the year	771,982	833,136	1,039,529	150,718
Cash and cash equivalents and restricted cash at the end of the year	833,136	1,039,529	1,590,107	230,544
Supplemental disclosure of cash flow information:
Income tax paid	38,955	88,946	82,784	12,003
Interest paid	1,754	5,701	4,647	674
Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of property and equipment	41,941	38,357	12,617	1,829
Interest payable	2,414	1,276	3,130	454
Payable for initial public offering costs	—	6,181	9,177	1,331
Accretion to the redemption value of redeemable Series A shares	52,881	15,115	—	—
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents	824,546	1,038,583	1,589,161	230,407
Restricted cash	8,590	946	946	137
Total cash, cash equivalents, and restricted cash	833,136	1,039,529	1,590,107	230,544

ATOUR LIFESTYLE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Description of the business and organization

(a) Description of the business

Atour Lifestyle Holdings Limited (“Atour Lifestyle” or the “Company”), is a holding company incorporated in the Cayman Islands. The Company conducts its business through its subsidiary, Shanghai Atour Business Management (Group) Co., Ltd. (“Atour Shanghai”), and the subsidiaries of Atour Shanghai (“together referred to as the “Group”). The principal business activities of the Group are to develop lifestyle brands around hotel offerings in the People’s Republic of China (the “PRC”). On November 11, 2022, the Company completed its IPO on NASDAQ in the United States under the stock code "ATAT".

Manachised hotels

Manachised hotels refers to franchised-and-managed hotels. Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, appointing and training of the hotel managers, and various other management services. Under typical franchise and management agreements, the franchisee is required to pay an upfront franchise fee and ongoing franchise and management service fees, the majority of which are determined based on a certain percentage of the revenues of the hotel. The franchisee is responsible for hotel construction, renovation and maintenance. The term of the franchise and management agreements are typically eight to fifteen years.

Leased hotels

Leased hotels refer to the hotels that the Group operates and manages and where the properties are leased from third party lessors. The Group is responsible for hotel development and customization to conform to the Group’s standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. The Group is also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies.

As of December 31, 2022, the subsidiaries of the Company are as follows:

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Subsidiaries	Ownership	Acquisition	Incorporation	Operation
Atour (Tianjin) Hotel Management Co., Ltd.	100%	August 30, 2012	PRC	Hotel management
Shanghai Atour Business Management (Group) Co., Ltd.	100%	February 17,2013	PRC	Hotel management
Xi’an Jiaduo Hotel Management Co., Ltd.	100%	August 30, 2013	PRC	Hotel management
Gongyu (Shanghai) Culture Communication Co., Ltd.	100%	December 02, 2014	PRC	Retail management
Shanghai Qingju Investment Management Co., Ltd.	100%	July 15, 2015	PRC	Investment management
Fuzhou Hailian Atour Hotel Management Co., Ltd.	51%	September 21, 2015	PRC	Hotel management
Chengdu Zhongchengyaduo Hotel Management Co., Ltd.	100%	November 26, 2015	PRC	Hotel management
Shanghai Hongwang Financial Information Service Co., Ltd.	100%	January 27, 2016	PRC	Financial information service management

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Subsidiaries	Ownership	Acquisition	Incorporation	Operation

Shanghai Shankuai Information Technology Co., Ltd.	100%	February 01,2016	PRC	Retail management
Hangzhou Anduo Hotel Management Co., Ltd.	100%	April 20, 2017	PRC	Hotel management
Shanghai Leiduo Information Technology Co., Ltd.	100%	March 21, 2017	PRC	Retail management
Yueduo (Shanghai) Apartment Management Service Co., Ltd.	80%	March 23, 2017	PRC	Property Management
Shanghai Naiduo Hotel Management Co., Ltd.	100%	July 25, 2017	PRC	Hotel management
Shanghai Zhouduo Hotel Management Co., Ltd.	100%	August 04, 2017	PRC	Hotel management
Shanghai Chengduo Information Technology Co., Ltd.	100%	November 15, 2017	PRC	Software and Technology services
Beijing Chengduo Data Technology Co., Ltd.	100%	January 22, 2018	PRC	Technology services
Shanghai Xiangduo Enterprise Management Co., Ltd.	100%	April 13, 2018	PRC	Hotel management
Shanghai Guiduo Hotel Management Co., Ltd.	100%	May 08,2018	PRC	Hotel management
Atour (Shanghai) Travel Agency Co., Ltd.	100%	July 05, 2018	PRC	Travel agency operation
Guangzhou Zhongduo Hotel Management Co., Ltd.	100%	July 19, 2018	PRC	Hotel management
Shanghai Banduo Hotel Management Co., Ltd.	100%	October 11, 2018	PRC	Hotel management
Beijing Yueduo Property Management Co., Ltd.	80%	February 13, 2019	PRC	Property Management
Shanghai Xingduo Hotel Management Co., Ltd.	100%	May 24, 2019	PRC	Hotel management
Shanghai Jiangduo Information Technology Co., Ltd.	100%	March 07, 2019	PRC	Retail management
Shenzhen Jiaoduo Hotel Management Co., Ltd.	100%	March 25, 2019	PRC	Hotel management
Shanghai Huiduo Hotel Management Co., Ltd.	90%	July 15, 2019	PRC	Hotel management
Shanghai Mingduo Business Management Co., Ltd.	100%	July 18, 2019	PRC	Hotel management
Shanghai Youduo Hotel Management Co., Ltd.	100%	July 26, 2019	PRC	Hotel management
Shanghai Yinduo Culture Communication Co., Ltd.	100%	August 27, 2020	PRC	Retail management
Atour Hotel (HK) Holdings, Ltd.	100%	March 05, 2021	Hong Kong	Investment holding
Shanghai Rongduo Commercial Management Co., Ltd.	100%	June 13, 2022	PRC	Hotel management

(b) Restructuring

In connection with the initial public offering of the Company’s shares, the Group undertook certain corporate restructuring activities in 2021 to establish an offshore structure to hold the entire equity interest in Atour Shanghai (“Restructuring”). The Restructuring was approved by the shareholders and board of directors of Atour Shanghai in December 2020 and a reorganization framework agreement was entered into between Atour Shanghai and the shareholders of Atour Shanghai in February 2021. As part of the Restructuring, the Company established an intermediate holding company of the Group in Hong Kong, Atour Hong Kong, to hold the entire equity interests in Atour Shanghai.

Pursuant to the Restructuring, the affiliates of the existing equity holders of Atour Shanghai would acquire the equity interests in the Company substantially in proportion to their respective effective equity interests in Atour Shanghai prior to the Restructuring. The Restructuring was fully completed in May 2021 upon the completion of issuance of the shares of the Company to the affiliates of the former equity holders of Atour Shanghai. The Restructuring did not change any rights or economic interests of the equity holders of Atour Shanghai, including the preference rights where applicable.

Atour Lifestyle and Atour Hong Kong had no operations with only nominal amount of net assets prior to the consummation of the Restructuring. All of the Group’s business continues to be conducted through Atour Shanghai and its subsidiaries after the Restructuring.

The Restructuring has been accounted for as a reverse recapitalization of Atour Shanghai rather than a business combination. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Atour Shanghai, and the assets and liabilities are presented at their historical carrying values. The effect of the Restructuring where applicable has been retrospectively reflected in the consolidated financial statements. Certain equity transactions that occurred during the intervening period of the Restructuring as further set out in Note 16(b),16(c), and 16(d) are accounted for separately from the Restructuring as they are not part of the integrated set of activities constituting the Restructuring and serve distinct purposes independent of the Restructuring.

2.	Significant accounting policies

(a)Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02” or “ASC 842”), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The FASB subsequently issued amendments to clarify the implementation guidance. The Group adopted ASC 842 on January 1, 2022, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2022, and has not recast the comparative period presented in the consolidated financial statements. Additionally, the Group elected the package of practical expedients that allowed the Group to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing lease and (3) initial direct costs for any expired or existing leases. The Group also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases.

Upon the adoption of ASC 842, the Group recognized right-of-use assets and lease liabilities of RMB2,200,280 and RMB2,399,061 respectively, for operating leases of the buildings of the Group’s leased hotels and office spaces based on the present value of lease payments over the lease term.

The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	As of	Effect of		As of
	December 31, 2021	adoption		January 1, 2022
	RMB ‘000	RMB ‘000		RMB’000
Assets
Current assets
Cash and cash equivalents	1,038,583	—		1,038,583
Short-term investments	—	—		—
Accounts receivable, net of allowance of
RMB14,731 as of December 31, 2021	99,961	—		99,961
Prepayments and other current assets	167,161	—		167,161
Amounts due from related parties	51,937	—		51,937
Inventories	58,575	—		58,575
Total current assets	1,416,217	—		1,416,217
Non-current assets
Restricted cash	946	—		946
Contract costs	62,415	—		62,415
Property and equipment, net	439,015	—		439,015
Operating lease right-of-use assets	—	2,200,280	(a)	2,200,280
Intangible assets, net	3,820	—		3,820
Goodwill	17,446	—		17,446
Other assets	182,581	(11,758)	(b)	170,823
Deferred tax assets	122,707	—		122,707
Total non-current assets	828,930	2,188,522		3,017,452
Total assets	2,245,147	2,188,522		4,433,669

	As of	Effect of		As of
	December 31, 2021	adoption		January 1, 2022
	RMB ‘000	RMB ‘000		RMB’000
Current liabilities
Operating lease liabilities, current	—	317,483	(c)	317,483
Accounts payable	161,277	—		161,277
Deferred revenue	233,735	—		233,735
Salary and welfare payable	95,238	—		95,238
Accrued expenses and other payables	447,380	(6,483)	(d)	440,897
Income taxes payable	46,176	—		46,176
Short-term borrowings	64,808	—		64,808
Current portion of long-term borrowings	1,000	—		1,000
Other amounts due to related parties	1,772	—		1,772
Total current liabilities	1,051,386	311,000		1,362,386
Non-current liabilities
Operating lease liabilities, non-current	—	2,081,578	(c)	2,081,578
Deferred revenue	267,909	—		267,909
Long-term borrowings, non-current portion	43,630	—		43,630
Other non-current liabilities	317,607	(204,056)	(d)	113,551
Total non-current liabilities.	629,146	1,877,522		2,506,668
Total liabilities	1,680,532	2,188,522		3,869,054
Equity
Class A ordinary shares	218	—		218
Class B ordinary shares	56	—		56
Additional paid in capital	764,502	—		764,502
Accumulated deficit	(176,403)	—		(176,403)
Accumulated other comprehensive loss	(8,947)	—		(8,947)
Total equity attributable to shareholders of the Company	579,426	—		579,426
Non-controlling interests	(14,811)	—		(14,811)
Total equity	564,615	—		564,615
Commitments and contingencies	—	—		—
Total liabilities and shareholders’ equity	2,245,147	2,188,522		4,433,669
(a)	Represents the net result of capitalization of operating lease payments and reclassification of deferred rental initial direct cost and deferred rent accrual.
(b)	Represents deferred rental initial direct cost reclassified to operating lease right-of-use assets.
(c)	Represents recognition of the current portion and non-current portion of operating lease liabilities.
(d)	Represents reclassification of the current portion and non-current portion of deferred rent accrual to operating lease right-of-use assets.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group early adopted the new standard on January 1, 2022, and the adoption did not have a material impact on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in ASU 2021-10 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group adopted this new standard on January 1, 2022, using the retrospective approach. See Note 2(w) for related disclosure.

(b)Principles of consolidation

The Company’s consolidated financial statements include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of breakage, the fair value of share-based compensation awards, and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)Convenience translation

Translations of balances in the consolidated financial statements from RMB into United States dollars (“USD”) as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.8972 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate. The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)Functional currency and foreign currency translation

The Group’s reporting currency is RMB. RMB is the currency of the primary economic environment in which the Group operates. The functional currency of the Company and Hong Kong subsidiary is USD. The functional currency of the Company’s PRC subsidiaries is the RMB. The Group determined its functional currency to be RMB based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in the other (expense) income, net in the consolidated statements of comprehensive income.

The results of foreign operations are translated into RMB at the exchange rates as of the balance sheet date for assets and liabilities, the average daily exchange rate for each month for income and expense items and the historical exchange rates for equity accounts. Translation gains and losses are recorded in other comprehensive income and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

(f)Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, and highly liquid investments. The Group considers highly liquid investments that are readily convertible into known amounts of cash and with a maturity of three months or less when purchased to be cash equivalents. The Group’s cash and cash equivalents are deposited in financial institutions at the following locations:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Financial institutions in the mainland PRC
—Denominated in RMB	965,855	1,290,408
—Denominated in USD	3,270	3,541
Total cash balances held at mainland PRC financial institutions	969,125	1,293,949
Hong Kong
—Denominated in RMB	9,859	9,884
—Denominated in USD	5,554	5,990
Total cash balances held at the Hong Kong financial institutions	15,413	15,874
Cayman Islands
—Denominated in RMB	272	273
—Denominated in USD	53,773	279,065
Total cash balances held at the Cayman Islands financial institutions	54,045	279,338
Total cash and cash equivalents balances held at financial institutions	1,038,583	1,589,161

(g)Restricted cash

Restricted cash mainly consists of security deposits as requested by local government agencies and landlords. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement for the establishment.

(h)Short-term investments

Short-term investments include wealth management products with original maturities less than one year when purchased, which are with variable return and principal amounts are not guaranteed. These investments are placed with financial institutions and measured at fair value. The fair value change of the short-term investments were recorded in gain from short-term investments in the consolidated statements of comprehensive income.

(i)Accounts receivable, net

Accounts receivable primarily consists of receivables from franchisees, corporate customers, travel agents, hotel guests and credit card receivables, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific franchisees and other customers. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2022, the Group does not have any off-balance-sheet credit exposure relate to its franchisees and other customers.

(j)Contract costs

Contract costs are the incremental costs of obtaining a contract with a customer. Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (e.g. an incremental sales commission). Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognized in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred. Capitalized contract costs are amortized on straight-line basis over the fixed franchise and management agreement term considering the expected beneficial period from the contract cost asset is the fixed contract term. Capitalized contract costs are stated at cost less accumulated amortization and impairment losses.

Contract costs capitalized as of December 31, 2021 and 2022 relate to the incremental sales commissions paid to the Group’s sales personnel whose selling activities resulted in customers entering into franchise and management agreements with the Group. Contract costs are recognized as part of selling and marketing expenses in the consolidated statements of comprehensive income in the period in which revenue from the franchise fees is recognized. The amount of capitalized costs recognized in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022 were RMB7,556, RMB7,870 and RMB9,832, respectively.

(k)Inventories

Inventories mainly consists of lifestyle products, small appliances and daily consumables, which are stated at the lower of cost and net realizable value. Cost of inventory is determined using the specific identification method.

(l)Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment. The estimated useful lives are presented below.

Leasehold improvements	Shorter of the lease term and the estimated useful lives of the assets
Equipment, fixtures and furniture, and other fixed assets	5 - 10 years

Depreciation commences when the asset is ready for its intended use. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Expenditures for repairs and maintenance are expensed as incurred. Gains or losses arising from the disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

(m)Capitalized interest

Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. The capitalization of interest costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalization of interest costs is ceased when the asset is substantially complete and ready for its intended use.

A reconciliation of total interest costs to interest expenses as reported in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB ‘000	RMB ‘000	RMB ‘000
Total interest expenses	6,130	9,469	6,501
Less: interest expenses capitalized	(4,649)	(1,532)	—
Interest expenses.	1,481	7,937	6,501

(n)Intangible assets, net

Intangible assets consist primarily of software.

Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization period is as follows:

Purchased software	5 years

(o)Leases

The Company adopted ASC 842 on January 1, 2022, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2022, and has not recast the comparative periods presented in the consolidated financial statements.

Prior to the adoption of ASC 842, operating leases were not recognized on the balance sheet, but rent expenses with fixed escalating payments and/or rent holidays were recognized on a straight-line basis over the lease term.

Upon the adoption of ASC 842, right-of-use assets and lease liabilities are recognized upon lease commencement for operating leases.

For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The lease liability is subsequently measured at amortized cost using the effective-interest method. As the rate implicit in the lease cannot be readily determined, the Group uses the incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

The lease term for all of the Group’s leases includes the noncancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

For operating leases, the right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The right-of-use asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.

Lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on a rate or index are expensed as incurred.

Right-of-use assets for operating leases are occasionally reduced by impairment losses. See Note 2(p).

The Group monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero. In that case, the right-of-use asset is reduced to zero and the remainder of the adjustment is recorded in profit or loss.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Group recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Group’s leases generally include non-lease maintenance services (i.e. common area maintenance). The Group has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, the lease payments used to measure the lease liability include all the fixed consideration in the contract.

As of December 31, 2021 and 2022, the Group does not have any material finance leases.

(p)Impairment of long-lived assets

Long-lived assets, such as property and equipment and operating lease right of use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of impairment testing of long-lived assets of leased hotel, the Group has concluded that an individual hotel is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there were circumstances that require the long-lived assets of a hotel be tested for possible impairment, the Group first compares undiscounted cash flows generated by the assets to the carrying amount. If the carrying amount of the long-lived assets is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the years ended December 31, 2020, 2021 and 2022.

(q)Business combination

Business combination is recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

(r)Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The Group performs its annual impairment review of goodwill at December 31 of each year.

The Group has determined that it has one reporting unit, which is also its only reportable segment. The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Application of the goodwill impairment test requires judgment, including the determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital.

No impairment losses were recorded for goodwill for the years ended December 31, 2020, 2021 and 2022.

(s)Value-added-tax (“VAT”)

Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity by entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated balance sheet.

For entities engaged in hospitality industry, the input VAT credit is entitled to additional 10% to 15% deduction from April 1, 2019 to December 31, 2022. For the years ended December 31, 2020, 2021 and 2022, the Group recognized RMB5,766, RMB12,864 and RMB12,035 of input VAT additional deduction benefit, respectively, and included in other operating income in the consolidated statements of comprehensive income.

(t)Asset retirement costs

The Group’s asset retirement obligations are primarily related to its leased hotels, of which the majority are leased under long-term arrangements, and, in certain cases, are required to be returned to the landlords in their original condition. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the asset’s useful life or the term of the lease subsequent to the initial measurement. The Group accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in hotel operating costs in the consolidated statements of comprehensive income.

Asset retirement obligations are recorded in other non-current liabilities. The following table summarizes the activities of the asset retirement obligation liability:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Balance at the beginning of the year	3,429	3,597
Accretion expense	168	176
Balance at the end of the year	3,597	3,773

(u)Revenue recognition

Revenue is primarily derived from contracts of manachised hotels with third party franchisees, products and services in leased hotels, as well as sales of lifestyle products via the e-commence platforms and hotel shops.

(1)	Manachised hotel revenues

The franchise and management agreements primarily contain the following promised goods or services:

●	Intellectual Property (“IP”) license grants the right to access the Group’s hotel system IP, including brand names.
●	Pre-opening services (e.g. information system installation service, and services related to the assistance on employees training and other hotel opening preparation activities).
●	Hotel management services include providing day-to-day management services of the hotels for the franchisees.
●	Sales of hotel supplies and other products.

The promises to provide pre-opening services (e.g. information system installation service, and services related to the assistance on employees training and other hotel opening preparation activities) are not considered distinct performance obligation because they are highly interrelated with the IP license. Therefore, the promises to provide these pre-opening services have been combined with the related IP license as a single performance obligation.

Manachised hotel revenues are derived from franchise and management agreements where the franchisees are primarily required to pay (i) upfront franchise fees, (ii) continuing franchise fees, which primarily consist of on-going franchise and management fees and hotel managers fees; and iii) fees for purchase of hotel supplies and other products.

The transaction prices are allocated to the performance obligations based on the estimated standalone selling prices of each components.

Upfront franchise fees are typically fixed and collected upfront and recognized as revenue on straight- line basis over the term of the franchise contract. The Group does not consider that the upfront franchise fees give rise to a significant financing component, since the primary purpose of the upfront franchise fee is to protect the Group from failure by franchisees to comply with the terms in the contract.

On-going franchise and management fees are generally calculated as a certain percentage of the revenues of the manachised hotel, which are due and payable on a monthly basis and revenue is recognized over time as services are rendered. Hotel managers fees are also billed and collected monthly and revenue is recognized over time as services are rendered.

Revenue from sales of hotel supplies and other products is recognized at a point of time when the control of the goods is transferred to the customers, generally when the goods are delivered to the customer and the customer has obtained the physical possession and legal title of the goods.

In certain cases, the Group also provides hotel renovation services to franchisees to convert their buildings suitable for hotel use. When the renovation revenue can be reasonably measured, such revenue is recognized progressively over time using the output method, based on the surveys of performance by the Group’s experts who review the work performed to date under each contract. When the renovation revenue cannot be reasonably measured, such revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. The hotel renovation service revenue is included in manachised hotels revenues — other transactions with the franchisees in the consolidated statements of comprehensive income.

(2)	Leased hotel revenues

Leased hotel revenues are primarily derived from the rental of rooms, food and beverage sales and other ancillary services, including but not limited to laundry, parking and conference reservation. Each of these products and services represents a distinct performance obligation and, in exchange for these products and services, the Group receives fixed amounts based on published or negotiated prices. Payment is due in full at the time when the services are rendered or the goods are provided. Room rental revenue is recognized on a daily basis when rooms are occupied. Food and beverage revenue and other services revenue are recognized when they have been delivered or rendered to the guests as the respective performance obligations are satisfied.

(3)	Retail revenues

Revenues from sales from lifestyle products through the e-commence platforms and hotel shops are recognized when the control of the goods is transferred to the customers, generally when the goods are delivered to the customer and the customer has obtained the physical possession and the legal title of the goods.

Customer loyalty program

The Group invites its customers to participate in a membership program with different tiers of membership. Members could pay a membership fee for a higher membership tier.

Under the membership program, members earn loyalty points, which generally expire two years after being earned and can be redeemed for future products and services. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future. The Group is responsible for providing or arranging for the provision of those free or discounted goods or services in exchange. The Group is acting as a principal if the members redeem the points for the room nights in leased hotels or other lifestyle products. The Group is acting as an agent if the members redeem the points for room nights in manachised hotels.

For points earned in leased hotels, a portion of the leased hotel revenues is deferred until the members redeem points. For points earned in manachised hotels, the Group collected a loyalty program management fee from manachised hotels at a fixed rate per point. Such loyalty program management fee is recognized on a net basis by netting off refunds to manachised hotels when members redeem the points for room nights in manachised hotels, and is included in manachised hotels revenues — other transactions with the franchisees in the consolidated statements of comprehensive income.

The Group estimates breakage for loyalty points that members will never redeem based on the Group’s historical experience and expectations of future member behavior and re-assess the estimate at the end of each reporting period. The estimated breakage for points earned in manachised hotels are also recognized as manachised hotels revenues — other transactions with the franchisees in the consolidated statements of comprehensive income.

Membership fee from the Group’s customer loyalty program is recognized on a straight-line basis over the membership period, which is included in other revenues in the consolidated statements of comprehensive income.

(v)Contract assets and deferred revenue

Contract assets primarily represent revenue earned that is not yet billable based on the terms of the contracts. The Group does not have impairment losses on contract assets for the years ended December 31, 2020, 2021 and 2022.

Cash proceeds received from customers are recorded as deferred revenue before the Group performs under the contracts.

Contract assets and deferred revenue are reported in a net position on an individual contract basis at the end of each reporting period. Contract assets are classified as current in the consolidated balance sheet when the Group expects to realize within one year from the balance sheet date. Contract liabilities are classified as current in the consolidated balance sheet when the Group expects to settle within one year from the balance sheet date.

(w)Government grant

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2020, 2021 and 2022, the Group received financial subsidies of RMB14,778, RMB9,507 and RMB26,059 from various local PRC government authorities, respectively, which primarily consist of government subsidies for headquarter office and employee benefits. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income in the consolidated statements of comprehensive income, when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2020, 2021 and 2022.

(x)Advertising and promotion expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred and amounted to RMB15,469 and RMB64,226 and RMB74,963 for the years ended December 31, 2020, 2021 and 2022, respectively.

(y)Technology and development expenses

Technology and development expenses are expensed as incurred, mainly consist of (i) staff costs incurred for the self-developed hotel operation and reservation systems, (ii) servers and cloud infrastructure costs, (iii) other expenses related to technology and development functions.

(z)Pre-opening expenses

For leased hotels, the Group expenses all costs incurred in connection with start-up activities. Pre- opening expenses primarily include rental expenses and staff costs incurred during the hotel pre-opening period.

(aa) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.

Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB50,389 and RMB110,194 and RMB129,254 and for the years ended December 31, 2020, 2021 and 2022. In response to the COVID-19 pandemic, the PRC government has implemented relief policies to exempt or reduce enterprises’ payments of certain social benefits provided to employees during 2020. The amount of exemption and reduction for employee social benefits for the year ended December 31, 2020 was approximately RMB42,680.

(ab) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group recognizes in its financial statements the impact of a tax position if that position is “more likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

(ac) Share based compensation

The Company accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued.

For graded-vesting awards with service conditions only, the grant-date fair value of the award is recognized as compensation expense on a straight-line basis, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. The cumulative amount of compensation cost recognized at any point in time is at least equal the portion of the grant-date fair value of the award that is vested at that date. For graded vesting awards with service conditions and performance conditions, the compensation expense is recognized on a tranche-by-tranche basis when the performance goal becomes probable to achieve.

When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date.

(ad) Statutory reserve

In accordance with the Company Laws of the PRC, the PRC Entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non- distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the statutory reserves are restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2021 and 2022, the PRC statutory reserve funds amounted to RMB74,552 and RMB83,858, respectively.

(ae) Segment reporting

The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer does not segregate the Company’s business by product or service lines. Management has determined that the Company has one operating segment, which is the Atour Group.

(af) Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including but not limited to non-compliance respect to licenses and permits, franchise and management agreements and lease contracts, which are handled and defended in the ordinary course of business. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(ag) Fair value measurements

The Group applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.
●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The Group’s financial instruments include cash and cash equivalent, restricted cash, short-term investments, accounts receivable, prepayments and other current assets, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other payables, short-term borrowings and long-term borrowings. The carrying amounts of these short-term financial instruments approximate their fair value due to their short-term nature. The long-term borrowings approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The Group classifies its short-term investments within Level 2 in the fair value hierarchy because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

(ah) Net income (loss) per ordinary share

Basic income (loss) per ordinary share is computed by dividing net income (loss) available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied.

Diluted income (loss) per ordinary share is calculated by dividing net income (loss) available to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Potential dilutive securities are not included in the calculation of diluted income (loss) per ordinary share if the impact is anti-dilutive.

(ai) Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. ASU 2016-13 was further amended in November 2019 by ASU 2019-10. The Company will adopt this standard for the year ending December 31, 2023 and expects the adoption would not have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). It requires issuers to apply ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. The Company will adopt this standard for the year ending December 31, 2023 and expects the adoption would not have a material impact on its consolidated financial statements.

(aj) Risks and concentration

(1)Foreign exchange risk

As the Group’s principal activities are carried out in the PRC, the Group’s transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand.

The management does not expect that there will be any significant currency risk for the Group during the reporting periods.

(2)Concentration of credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, short-term investments, prepayments and other current assets, accounts receivable and amount due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments and other current assets.

Accounts receivable are unsecured and are primarily derived from revenue earned from manachised hotels. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

Amounts due from related parties are unsecured and are derived from the hotel reservation payment collected by the related parties on behalf of the Group. The Group believes that it is not exposed to unusual risks as the related parties are reputable travel agencies.

3.	Prepayments and other assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Prepaid rental and property management fees	12,112	5,467
Prepayment for purchase of goods and services	12,247	5,990
VAT recoverable	25,425	23,183
Receivables on behalf of manachised hotels(i)	103,495	81,473
Contract assets (Note 13(b))	7,171	8,741
Deposits	2,904	2,165
Others	6,931	10,006
Subtotal	170,285	137,025
Less: allowance for doubtful accounts	(3,124)	(3,124)
Total	167,161	133,901

(i)	The amount represents fees to be collected from corporate customers and travel agencies on behalf of franchisees.

Changes in the allowance for doubtful accounts are as follows:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
At the beginning of the year	3,441	3,124
Allowance made during the year	3,124	—
Allowance write-off during the year	(3,441)	—
At the end of the year	3,124	3,124

Other assets consist of the following:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Long-term rental deposits	75,604	75,954
Contract assets (Note 13(b))	62,615	58,288
VAT recoverable	8,800	6,744
Prepayments for purchase of property and equipment	444	349
Deferred rental initial direct costs	11,758	—
Deferred initial public offering related costs	23,360	—
Total	182,581	141,335

4.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Cost:
Leasehold improvements	452,030	443,695
Equipment, fixture and furniture, and other fixed assets	407,259	420,004
Total cost	859,289	863,699
Less: accumulated depreciation	(420,274)	(503,399)
Property and equipment, net	439,015	360,300

Depreciation expense recognized for the years ended December 31, 2020, 2021 and 2022 was RMB84,003, RMB92,609 and RMB87,473 respectively.

5.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Purchased software	8,250	11,055
Total cost	8,250	11,055
Less: accumulated amortization	(4,430)	(5,518)
Intangible assets, net	3,820	5,537

Amortization expense recognized for the years ended December 31, 2020, 2021 and 2022 was RMB952, RMB1,302 and RMB1,088 respectively.

Estimated amortization expense of the existing intangible assets is as follows:

RMB’000
For the year ending December 31,
2023	1,978
2024	1,419
2025	1,173
2026	616
2027	351
Total	5,537

6.	Lease

As of December 31, 2022, the Group operated 33 leased hotels, leasing the underlying buildings. The Group generally enters into lease agreements with initial terms of 5 to 15 years. Some of the lease agreements contain renewal options. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. The rent under current hotel lease agreements is generally payable in fixed rent. In addition to hotels leases, the Group also leases office spaces and logistics centers. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Prior to the adoption of ASC 842 on January 1, 2022, operating leases were not recognized on the balance sheet of the Group, but rent expenses were recognized on a straight-line basis over the lease term. Upon adoption, right-of-use assets and lease liabilities are recognized upon lease commencement for operating leases. Variable lease payments that do not depend on a rate or index are expensed as incurred. The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease term. In addition, the Group has elected not to separate non- lease components (e.g., common area maintenance fees) from the lease components.

In limited cases, the Group sublease certain hotels areas to third parties. Income from sublease agreements with third parties are included in retail revenues and others, within the consolidated statements of comprehensive income. The impact of ASC 842 on the Group’s accounting as a lessor was not significant.

Supplemental Balance Sheet

As of
December 31, 2022
RMB’000
Assets
Operating lease right-of-use assets	1,932,000
Liabilities
Current
Operating lease liabilities	319,598
Non-current
Operating lease liabilities	1,805,402
Total lease liabilities	2,125,000

Summary of Lease Cost

	Years ended
	December 31, 2022	Account Classification
	RMB ‘000
Operating lease cost	362,689	Hotel operating costs, Other operating costs, General and administrative expenses
Variable lease cost(a)	(20,684)	Hotel operating costs, Other operating costs
Sublease income	(9,019)	Retail revenues and others
Total lease cost	332,986
(a)

The Group was granted RMB27,122 in lease concessions from landlords related to the effects of the COVID-19 pandemic in 2022. The lease concessions were primarily in the form of rent reduction over the period during which the Group’s hotel business was adversely impacted. The Group applied the interpretive guidance in a FASB staff Q&A document issued in April 2020 and elected: (1) not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and (2) to assume such concession was contemplated as part of the existing lease contract with no contract modification. Such concession was recognized as negative variable lease cost in the period the concession was granted.

(b)

The total lease cost in 2020 and 2021 were RMB358,853 and RMB366,763, respectively, which included RMB12,668 and RMB646 of lease concessions from landlords related to the effects of the COVID-19 pandemic.

Supplemental Cash Flow Information

Years ended
December 31, 2022
RMB ‘000
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	341,348

As of
December 31, 2022
Lease term and Discount Rate
Weighted-average remaining lease term (years)
Operating leases	7.82
Weighted-average discount rate
Operating leases	4.39%

Summary of Future Lease Payments and Lease Liabilities

Maturities of operating lease liabilities as of December 31, 2022 were as follows:

RMB ‘000
2023	404,020
2024	341,576
2025	304,923
2026	284,170
Thereafter	1,175,366
Total undiscounted lease payment	2,510,055
Less: imputed interest(a)	(385,055)
Present value of lease liabilities	2,125,000
(a)	As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate on January 1, 2022 was used for operating leases that commenced prior to that date.

7.	Goodwill

There is no change in the carrying amount of goodwill for the years ended December 31, 2020, 2021 and 2022.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition.

Goodwill is not deductible for tax purposes and is assigned to the only reporting unit of the Group, which is the Atour Group. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2020, 2021 and 2022.

8.	Income tax
(a)	Income Tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from operations in Hong Kong. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at 8.25% and the remaining profits will be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to any Hong Kong withholding tax.

PRC

Under the Law of the PRC on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, the Company’s PRC subsidiaries are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.

Income tax expense consists of the following:

	Years ended December 31,
	2020	2021	2022
	RMB ‘000	RMB ‘000	RMB ‘000
Current income tax expense	71,933	73,613	74,300
Deferred income tax (benefit) expense	(34,331)	(9,396)	10,174
Total	37,602	64,217	84,474

The actual income tax expenses reported in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022 differ from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Years ended December 31,
	2020	2021	2022
	RMB ‘000	RMB ‘000	RMB ‘000
Income before income taxes	75,424	203,887	180,556
Computed expected tax expense	18,856	50,972	45,139
Increase (decrease) in income taxes resulting from:
Non-deductible expenses	1,952	2,721	1,619
Additional deduction for research and development expenses	(1,629)	(9,922)	(8,714)
Share-based compensation	—	—	40,798
Tax loss expiration	—	—	2,800
Change in valuation allowance	17,905	19,066	1,085
Others	518	1,380	1,747
Total	37,602	64,217	84,474

(b)	Deferred taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) balances as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Deferred tax assets (liabilities)
Tax losses carried forward	81,376	77,103
Allowance for doubtful accounts	5,339	6,523
Accrued payroll and other expenses	7,972	8,783
Deferred revenue	73,473	74,816
Contract costs	(15,604)	(16,818)
Deferred rent	6,117	—
Deferred rental initial direct costs	(2,939)	—
Operating lease liabilities	—	486,083
Operating lease right-of-use assets	—	(483,000)
Property and equipment	41,438	33,280
Others	1,890	3,203
Total gross deferred tax assets	199,062	189,973
Valuation allowance on deferred tax assets	(76,355)	(77,440)
Deferred tax assets, net of valuation allowance	122,707	112,533

Reported in consolidated balance sheets as:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Deferred tax assets	122,707	112,533
Deferred tax liabilities	—	—
Net deferred tax assets	122,707	112,533

The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31 2021 and 2022, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. As of December 31,2022, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB831,088. The unrecognized deferred tax liability would be RMB83,109 subject to the foreign withholding tax rate of 10%.

The movement of the valuation allowance is as follows:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Balance at the beginning of the year	57,289	76,355
Addition during the year	19,066	3,885
Reduction as a result of expiry of tax losses carried forward	—	(2,800)
Balance at the end of the year	76,355	77,440

The valuation allowance as of December 31, 2021 and 2022 was primarily provided for the deferred tax assets of certain PRC subsidiaries, which were in cumulative loss positions. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

The tax losses carry forward of the Group’s PRC subsidiaries amounted to RMB308,412 as of December 31, 2022, of which RMB16,592, RMB39,288, RMB98,814 and RMB90,624, RMB63,094 will expire if unused by December 31, 2023, 2024, 2025, 2026 and 2027 respectively.

9.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Deposits	46,961	53,203
Payments received on behalf of manachised hotels(i)	287,516	199,395
Deferred rent	6,483	—
VAT and other taxes payable.	22,120	19,871
Payable for purchase of property and equipment	38,357	12,617
Others	45,943	45,196
Total	447,380	330,282
(i)	The amount represents the payments collected or to be collected from customers or travel agencies on behalf of the franchisees for the reservation of manachised hotels.

10.	Borrowings

Borrowings consist of the following:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Short-term borrowings:
Bank loans(i)	62,000	141,000
Loan from third parties	2,808	1,828
Total	64,808	142,828
Current portion of long-term borrowings:
Bank loans(i)	1,000	29,130
Total	1,000	29,130
Long-term borrowings, non-current portion:
Bank loans(i)	41,630	—
Loan from third parties	2,000	2,000
Total	43,630	2,000
(i)	As of December 31, 2022, the Group had several credit facilities with third party banks under which the Group can borrow up to RMB400,000 during the term of the facilities mature from June 2023 to September 2023. The drawdown of the credit facilities is subject to the terms and conditions of each agreement. Certain credit facilities also require the Group to comply with various covenants and other restrictions, including but not limited to the sum of interest bearing borrowings and bills payable (if applicable) lower than RMB300,000 if the Company’s revenues are less than RMB2,500,000. As of December 31, 2022, the unutilized credit facilities was RMB279 million and the Group was in compliance with the financial covenants.

The weighted average interest rates of short-term borrowings and long-term borrowings as of December 31, 2022 were 3.7% (December 31, 2021: 4.1%) and 4.9% (December 31, 2021: 4.6%) per annum, respectively.

The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to December 31, 2022 are as follows:

RMB ‘000
For the year ending December 31,
2023	29,130
2024	—
2025	500
2026	200
2027 and thereafter	1,300
Total	31,130

11.	Other non-current liabilities

Other non-current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB ‘000	RMB ‘000
Deposits received from franchisees	107,034	129,101
Deferred rent	204,056	—
Asset retirement obligations (Note 2(t))	3,597	3,773
Others	2,920	8,889
Total	317,607	141,763

12.	Ordinary shares with preference rights

Prior to the Restructuring, as described further in Note 1, Atour Shanghai had issued ordinary shares with preferences rights to certain shareholders, including Series A Shares, Series B Shares and Series C Shares. In connection with the Restructuring, the affiliates of these shareholders acquired Class A ordinary shares of the Company with the same rights, preferences and privileges for the surrender of their respective equity interests in Atour Shanghai. The rights, preferences and privileges of Series A Shares, Series B Shares and Series C Shares of Atour Shanghai are described below.

Redemption rights

For Series C Shares, at any time of the occurrence of the following events, the holders of Series C Shares are entitled to request the Company to redeem all of the outstanding Series C Shares at the redemption price equal to one hundred percent (100%) of the Series C Shares issue price (RMB552,330), plus interest at a compound rate of eight percent (8%) per annum from the applicable issue date to the redemption payment date. (i) failure to complete a Qualified initial public offering (“IPO”) or a Whole Sale transaction as acknowledged by the Series C shareholders within the fifth anniversary of the Series C Shares issue dates (being July 25, 2017 and October 25, 2017). Whole Sale transaction is defined as either a sale of more than 50% equity interests of the Company, or a disposal of all or substantially all of the assets of the Company or an exclusive license of all or substantially all of the Company’s intellectual properties to a third party; (ii) any material change of the Company’s principal business, the founder and the other senior executives, which would result in substantial obstacle of completing a Qualified IPO, without the Series C shareholders’ approval; iii) any material breach of representations, commitments and undertakings made by the Company and/or the founder in connection with the Series C Share investment; (iv) any material breach of the fiduciary duty by the founder and/or other senior executives, which would result in substantial obstacle of completing a Qualified IPO.

For Series B Shares, upon the redemption of Series C Shares, and the occurrence of the following events: i) sale of over 50% equity interests of the Company, substantial assets sale or exclusive license of the substantial intellectual properties of the Company; 2) any material breach of representations, commitments and undertakings made by the Company and/or the founder in connection with the Series B Share investment, the holders of Series B Shares is entitled to request the Company to redeem all of the outstanding Series B Shares at the redemption price equal to one hundred percent (100%) of the Series B Shares issue price (RMB167,500), plus interest at a compound rate of ten percent (10%) per annum from the applicable issue date (January 8, 2015) to the redemption payment date.

For Series A Shares, they are only redeemable upon the liquidation events.

Liquidation preference

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series C Shares, Series B Shares and Series A Shares have the top, secondary and third priority, respectively, to be distributed or paid in preference to the other ordinary shareholders: (i) Each holder of Series C Shares, shall be entitled to receive an amount equal to one hundred percent (100%) of the applicable issue price plus interest at a compound rate of eight percent (8%) per annum from the applicable issue date to the payment date; ii) each holder of Series B Shares and Series A Shares shall be entitled to receive an amount equal to one hundred percent (100%) of the applicable issue price plus interest at a simple rate of six percent (6%) per annum from the applicable issue date to the payment date. For Series A Shares, the applicable issue price is RMB49,000 and the issue date is December 23, 2012.

Accounting for the ordinary shares with preference rights

The Company classified the ordinary share with redemption rights, representing Series B and Series C Shares of Atour Shanghai prior to the Restructuring, in the mezzanine equity as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Company concluded the embedded redemption option of the Series B and Series C Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company classified the ordinary shares with liquidation preference, representing Series A Shares of Atour Shanghai prior to the Restructuring in permanent equity as they are only redeemable upon the liquidation events.

As of December 31, 2020, the Company concluded that it was probable that the Series C Shares would become redeemable, and it was not probable that the Series B Shares would become redeemable.

For Series B Shares, no subsequent adjustment was made on the carrying amount as they were not probable to be redeemed.

For Series C Shares, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the redeemable shares to equal the redemption value at the end of each reporting period. The accretions, if any, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

In connection with the submission of the draft registration statement for the Company’s proposed IPO, and pursuant to the reorganization framework agreement entered into by Atour Shanghai and its shareholders in February 2021, the preference rights (including liquidation preference and redemption rights, where applicable) of Series A, B and C Shares were terminated on April 8, 2021. The redeemable Series B and C Shares were reclassified from mezzanine equity to permanent equity and Series A Shares with liquidation preference were reclassified to Class A ordinary shares within permanent equity on April 8, 2021 as a result of the termination of the preference rights.

The Company’s Series C Shares activities for the years ended December 31, 2020 and 2021 consist of the following:

	As of December 31,
	2020	2021
	RMB ‘000	RMB ‘000
Balance at the beginning of the year	661,012	713,893
Accretion to the redemption value	52,881	15,115
Reclassification of redeemable Class A ordinary shares to Class A ordinary shares	—	(729,008)
Balance at the end of the year	713,893	—

13.	Revenue
(a)	Disaggregation of revenue

	Years ended December 31,
	2020	2021	2022
	RMB '000	RMB '000	RMB '000
Upfront franchise fees	29,841	32,356	38,066
Continuing franchise fees	351,933	554,227	757,158
Sales of hotel supplies and other products	421,217	514,557	516,865
Other transactions with the franchisees	123,316	119,161	48,754
Manachised hotels revenues	926,307	1,220,301	1,360,843
Room revenues	457,173	579,946	505,557
Food and beverage revenues	36,244	43,641	43,313
Others	3,053	6,651	4,059
Leased hotels revenues	496,470	630,238	552,929
Retail revenues	70,877	191,596	253,607
Others	72,898	105,442	95,604
Total	1,566,552	2,147,577	2,262,983

No geographical information is presented as the operations, customers and long-lived assets of the Group are all located in the PRC.

(b)	Contract balances

i)The following table provides information about accounts receivable from contracts with customers.

	As of December 31,
	2021	2022
	RMB '000	RMB '000
Accounts receivable	114,692	152,167
Less: Allowance for doubtful accounts	(14,731)	(19,468)
Accounts receivable, net	99,961	132,699

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2021	2022
	RMB '000	RMB '000
At the beginning of the year	14,966	14,731
Allowance (reversed) made during the year	(235)	4,737
At the end of the year	14,731	19,468

ii)The following table provides information about contracts assets:

	As of December 31,
	2021	2022
	RMB '000	RMB '000
Current	7,171	8,741
Non-current	62,615	58,288
Contract assets	69,786	67,029

The contract assets as of December 31, 2021 and 2022 were related to the Group’s right to consideration for hotel renovation services provided to franchisees to convert their buildings suitable for hotel use. The fees for the renovation services are billed and collected by the Group on monthly basis.

iii)The following table provides information about deferred revenue from contracts with customers.

	As of December 31,
	2021	2022
	RMB '000	RMB '000
Current	233,735	202,996
Non-current	267,909	277,841
Contract liabilities	501,644	480,837

The deferred revenue balances above as of December 31, 2021 and 2022 were comprised of the following:

	As of December 31,
	2021	2022
	RMB '000	RMB '000
Upfront franchise fees	303,216	319,537
Advances from sales of hotel supplies and other products	111,633	92,144
Loyalty program	48,691	36,877
Others	38,104	32,279
Deferred revenue	501,644	480,837

The Group recognized revenues of RMB143,570, RMB160,633 and RMB170,768 during the years ended December 31, 2020, 2021 and 2022, which were included in deferred revenue as of January 1, 2020, 2021 and 2022, respectively.

(c)	Revenue allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2021 and 2022, the Group had RMB303,216 and RMB319,537 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods over 1 to 20 years.

The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.

14.	Net (loss) income per ordinary share

Basic and diluted net (loss) income per ordinary share for the years ended December 31, 2020, 2021 and 2022 are calculated as follow:

	Years ended December 31,
	2020		2021		2022
	RMB '000		RMB '000		RMB '000
Numerator:
Net income attributable to the Company	42,051		145,054		98,099
Accretion to the redemption value of redeemable Class A ordinary shares(i)	(52,881)		(15,115)		—
Net (loss) income available to ordinary shares	(10,830)		129,939		98,099
Denominator:
Weighted average number of ordinary shares (for basic calculation)	171,589,918		323,163,367	(iii)	379,321,522
Effect of dilutive share-based awards(iv)	—		—		2,277,167
Weighted average number of ordinary shares and dilutive potential ordinary shares outstanding (for diluted calculation)	171,589,918	(ii)	323,163,367		381,598,689
Basic net (loss) income per ordinary share (in RMB)	(0.06)		0.40		0.26
Diluted net (loss) income per ordinary share (in RMB)	(0.06)		0.40		0.26
(i)	Represent the accretion to the redemption value of Series C shares of Atour Shanghai prior to the termination of the preference rights of certain shareholders on April 8, 2021 (see Note 12).
(ii)	For the year ended December 31, 2020, Series A, B and C shares of Atour Shanghai prior to Restructuring were excluded from the calculation of diluted income per ordinary share as their inclusion would have been anti-dilutive.
(iii)	For the year ended December 31, 2021, 214,203,200 ordinary shares were included in the denominator in the calculation of basic income per ordinary share to give the effect of the termination of preference rights on April 8, 2021.
(iv)	For the years ended December 31, 2020 and 2021, 11,663,920 and 17,740,297 share options were excluded from the calculation of diluted net income per ordinary share, respectively, as their vesting is contingent upon the satisfaction of a performance condition (i.e. completion of a Qualified IPO), which is not considered probable until the event occurs. For the year ended December 31, 2022, 660,000 share options were excluded from the calculation of diluted net income per ordinary share as their effects would have been anti-dilutive.

15.	Share based compensation

In accordance with the share incentive plan adopted in 2017 (“2017 Share Incentive Plan”), 51,200,000 ordinary shares were reserved to for issuance to selected persons including its directors, employees and consultants.

Under the 2017 Share Incentive Plan, share options granted contain a performance condition such that the awards only vest upon the completion of a Qualified IPO. For employees who terminate the employment before the completion of a Qualified IPO, the share options granted are forfeited upon the termination of employment. Options granted under the 2017 Share Incentive Plan are valid and effective for 10 years from the grant date.

In March 2021, the Company’s board of directors approved a new share incentive plan (“Public Company Plan”), 51,029,546 ordinary shares were reserved for issuance to selected persons including its directors, employees and consultants. The unvested portion of share options, representing 14,196,882 share options granted under the 2017 Share Incentive Plan (“Original Awards”) were replaced by the options granted under Public Company Plan (“Modified Awards”) in April 2021, with the terms of the Modified Awards substantially the same as those of the Original Awards. The replacement of the unvested share options in April 2021 was accounted for as modifications of share-based compensation. The Company evaluated the fair value of share options immediately before and after the modification and there was no incremental share-based compensation expense as a result of the modification.

Under the Public Company Plan, share options granted prior to the IPO either 1) vest upon the completion of a Qualified IPO or 2) have a graded vesting schedules in one to four years and vest upon completion of a Qualified IPO. Share options granted post IPO either vest upon grant or vest by a graded vesting schedule in one to four years. Options granted are valid and effective for 10 years from the grant date.

A summary of activities of the share options for the year ended December 31, 2022 is presented below:

		Weighted		Aggregate
	Number of	average	Weighted remaining	intrinsic
	share options	exercise price	contractual years	value
		(RMB)		(RMB’000)
Outstanding at January 1, 2022	17,740,297	5.06	9.24	473,237
Grant
- Prior to IPO	640,095	10.33	—	—
- Post IPO	3,628,971	8.41	—	—
Forfeiture	(564,432)	5.35	—	—
Outstanding at December 31, 2022	21,444,931	5.78	8.35	764,494
Exercisable as of December 31, 2022	19,681,140	5.52	8.56	706,750

The weighted average grant date fair value of the share options granted during the years ended December 31, 2020, 2021 and 2022 was RMB6.02, RMB11.93 and RMB22.32, respectively.

As of December 31, 2022, RMB29,131 of unrecognized compensation expense related to unvested share options is expected to be recognized over a remaining weighted-average vesting period of approximately 3.09 years. The total fair value at grant date of share options held by the Company's employees that vested during 2022 was RMB158,183.

The fair value of the share options granted is estimated on the date of grant using the binomial option pricing model with the following assumptions used.

	2020	2021	2022
Risk-free rate of return(1)	2.90%~3.10%	1.70%~3.20%	3.10%~4.00%
Volatility(2)	34.30%~34.40%	34.61%~37.64%	38.98%~40.44%
Expected dividend yield(3)	0%	0%	0%
Fair value of ordinary share (in RMB)(4)	10.54~10.93	11.93~31.74	28.80~43.56
Exercise multiple(5)	2.2	2.2	2.2
Expected term(6)	10	10	10
(1)	Risk-free rate was estimated based on the yield of USD Treasury Strips for share options granted under the Public Company Plan as of the valuation date for a term consistent with the option life.
(2)	Expected volatility was assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected term of each grant.
(3)	The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the share options.
(4)	Prior to IPO, the estimated fair value of the ordinary shares at the grant dates was estimated by management with the assistance of an independent valuation firm. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value. After the Company’s IPO, the fair value of the underlying ordinary share is the closing price of the Company's ordinary shares traded in the open market as of the grant date.
(5)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely accepted academic research publication.
(6)	The expected term is the contract life of the option from grant date.

For the years ended December 31, 2020 and 2021, the Group did not recognize any share-based compensation expenses for the share options granted as all awards contain a performance condition which is contingent upon the completion of a Qualified IPO and is not considered probable until the event happens.

Upon the completion of IPO in November 2022, the Group immediately recognized share-based compensation expenses of RMB96,605 of share options vested cumulatively. For the year ended December 31, 2022, the Group recognized RMB163,193 share-based compensation expenses. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees.

A summary of share-based compensation expenses recognized for the year ended December 31, 2022 is presented below:

Year ended
December 31, 2022
RMB ‘000
Hotel operating costs	2,111
Selling and marketing expenses	618
General and administrative expenses	160,464
Total	163,193

16.	Equity
(a)	Ordinary shares

In connection with the Company’s IPO in November 2022, the Company issued 5,462,500 American depositary shares (“ADSs”) or 16,387,500 Class A ordinary shares at the price of $11 per ADS or $3.67 per ordinary share, with net proceeds of RMB365,784.

Prior to the Restructuring, as further described in Note 1, the issued and outstanding shares of Atour Shanghai include 171,589,918 ordinary shares, 60,912,400 Series A Shares, 48,394,000 Series B Shares and 104,896,800 Series C Shares as of December 31, 2020. The preference rights of Series A shares, Series B shares and Series C shares are disclosed in Note 12.

In February 2021, the Company passed a board resolution to increase its authorized shares from 500,000,000 shares to 3,000,000,000 shares of par value USD0.0001 each, including 2,900,000,000 Class A ordinary shares (entitled to one vote per share) and 100,000,000 Class B ordinary shares (entitled to ten votes per share), which are subject to restrictions on the voting rights until the consummation of the Company’s IPO.

The effect of the Restructuring where applicable has been retrospectively reflected in the consolidated financial statements. The following equity transactions that occurred during the intervening period of the Restructuring are accounted for separately from the Restructuring as they are not part of the integrated set of activities constituting the Restructuring and serve distinct purposes independent of the Restructuring.

(b)	Termination of preference rights of certain shareholders

As set out in Note 12, the preference rights (including liquidation preference and redemption rights, where applicable) of Series A, B and C shares were terminated on April 8, 2021. The redeemable Series B and C Shares were reclassified from mezzanine equity to permanent equity and Series A Shares with liquidation preference were reclassified to ordinary shares within permanent equity on April 8, 2021 as a result of the termination of the preference rights.

(c)	Shares repurchase

A subsidiary of the Company agreed to pay a cash consideration of RMB111,260 in May 2021 to acquire 8,822,664 ordinary shares held by a shareholder of Atour Shanghai, who agreed not to participate in the Restructuring. The transaction is accounted for as share repurchase by the Company for the year ended December 31, 2021.

(d)	Distribution to shareholders

The Company agreed with certain shareholders to distribute of RMB20,645 in cash to these shareholders in May 2021.

17.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Trip.com Group Ltd. and its subsidiaries (collectively referred to as “Trip.com Group”)	Ultimate parent of a principal shareholder of the Company

(a)	Major transactions with related parties

	Years ended December 31,
	2020	2021	2022
	RMB '000	RMB '000	RMB '000
Hotel reservation payments collected on behalf of the Group
Trip.com Group	257,963	588,238	692,771
Hotel reservation service fees
Trip.com Group	14,473	21,276	11,334

Trip.com Group has rendered online travel agency reservation services to the Group in exchange for certain hotel reservation service fees.

(b)	Balances with related parties

	As of December 31,
	2021	2022
	RMB '000	RMB '000
Amounts due from related parties
Trip.com Group	51,937	53,630
Amounts due to related parties
Trip.com Group	1,772	3,004

18.	Contingencies
(a)	Capital commitments

As of December 31, 2022, the Group's commitments related to leasehold improvements and installation of equipment for hotel operations was RMB1,289, which is expected to be incurred within one year.

(b)	Litigation and contingencies

The Group and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise and management agreements and lease contracts, which are handled and defended in the ordinary course of business.

In September 2021, the Group was sued in connection with the agency services fee payable of the Company’s leased hotel. While the Group believes it has meritorious defenses against the suit, the ultimate resolution of the matter, could result in a loss of up to RMB12,333 in excess of the amount accrued.

19.	Subsequent events

Share-based compensation

In March 2023, the Company’s board of directors approved to grant 4,000,000 share options to a certain executive officer under the Public Company Plan with the estimated total grant-date fair value of appropriately RMB138,000. These share options are immediately vested at the date of the grant.