Form 20-F
period 2023-12-31
Atour Lifestyle Holdings Ltd
filed 2024-04-26
CIK 1853717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended December 31, 2023

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

20th Floor, Wuzhong Building,

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

*   Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

412,785,709 ordinary shares, comprising of 339,104,792 Class A ordinary shares, par value US$0.0001 per share (excluding the 1,211,514 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan), and 73,680,917 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐   No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). Yes ☐   No ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADR” refers to average daily room rate, which means room revenue divided by the number of rooms in use;
●	“ADSs” refers to the American depositary shares, each representing Class A ordinary shares;
●	“Atour,” “we,” “us,” “our,” “ours,” “our company,” and the “Company,” refer to Atour Lifestyle Holdings Limited, a Cayman Islands exempted company and its subsidiaries;
●	“China” or “PRC” refers to the People’s Republic of China; and only when in this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;
●	“GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched and not returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers
●	“leased hotels” refers to leased-and-operated hotels, which, for the avoidance of doubt, include hotels that are exclusively operated by us on properties leased by certain designated third parties;
●	“manachised hotels” refers to franchised-and-managed hotels;
●	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;
●	“OTA” refers to online travel agency;
●	“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period;
●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Tier 1 cities” refers to, based on China Business Network’s rankings of 2020, the four Chinese cities of Beijing, Shanghai, Guangzhou and Shenzhen;
●	“New Tier 1 cities” refers to, based on China Business Network’s rankings of 2020, the 15 Chinese cities of Chongqing, Suzhou, Chengdu, Hangzhou, Wuhan, Nanjing, Tianjin, Qingdao, Changsha, Zhengzhou, Foshan, Hefei, Xi’an, Dongguan and Shenyang;
●	“Tier 2 cities” refers to, based on China Business Network’s rankings of 2020, the 30 Chinese cities of Nanning, Ningbo, Wuxi, Quanzhou, Jinan, Nantong, Fuzhou, Yantai, Changzhou, Xuzhou, Dalian, Wenzhou, Kunming, Changchun, Xiamen, Shaoxing, Shijiazhuang, Langfang, Nanchang, Jiaxing, Taizhou, Harbin, Jinhua, Guiyang, Huizhou, Taiyuan, Zhuhai, Baoding, Zhongshan and Lanzhou;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0999 to US$1, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, political, demographic and business conditions in China and globally;
●	fluctuations in inflation and exchange rates in China and globally;
●	our ability to implement our growth strategy;
●	our ability to compete and conduct our business in the future;
●	the availability of qualified personnel and the ability to retain such personnel;
●	the expected growth and competition in the hospitality industry in China;
●	changes in government policies and regulation;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries in China, in particular, Shanghai Atour Business Management Group Co., Ltd., or Atour Shanghai, Shanghai Rongduo Business Management Co., Ltd., or Shanghai Rongduo, and their respective subsidiaries, and a substantial portion of our assets are located in China.

This holding company structure involves unique risks to investors. The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contribution to the enterprise expansion fund or the staff and bonus welfare fund during the years ended December 31, 2022 and 2023. The restricted amounts of our PRC subsidiaries totaled RMB83.9 million and RMB126.3 million (US$17.8 million) as of December 31, 2022 and 2023, respectively. See “Item 4. Information on The Company-4.B. Business Overview-Regulation-Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Taxation-PRC” for more details.

Since the completion of our initial public offering in November 2022, none of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including Atour Lifestyle Holdings Limited, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In May 2021, our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited, distributed RMB20.6 million to certain shareholders. Historically, Atour Shanghai has also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2023, we did not transfer any cash proceeds to any of our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be transferred by us through our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Offshore Financing.”

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

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we had applied for and completed a cybersecurity review with respect to the listing of the ADSs representing our Class A ordinary shares on Nasdaq in November 2022 pursuant to the Cybersecurity Review Measures.

CSRC Filing Requirements

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules.

If we fail to obtain required approval or complete other review or filing procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to The ADSs-The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.”

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the Holding Foreign Companies Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, amending the HFCAA in two significant ways: (i) reducing the consecutive non-inspection years required to trigger HFCAA prohibitions from three to two, and (ii) allowing any foreign jurisdiction to be the basis for the PCAOB’s incomplete access to inspect or investigate a company’s auditor. Initially, the HFCAA applied only if the PCAOB’s inability to inspect or investigate resulted from a stance taken by an authority in the foreign jurisdiction where the relevant public accounting firm operated. Following the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm arises from a stance taken by an authority in any foreign jurisdiction, irrespective of the location of the accounting firm. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and Nasdaq may determine to delist our securities. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs.”

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. For each hotel that we operate, our subsidiary operating the hotel is required to obtain a basic business license and a special industry license issued by local public security bureau, and is required to have hotel operation included in the business scope of its business license. As of December 31, 2023, we have obtained such basic business license and special industry license in compliance with applicable PRC laws and regulations. In addition, our operating subsidiaries in China may from time to time be required to obtain other secondary licenses, permits or approvals from local governmental authorities at the operational level, such as fire prevention safety inspection, hygiene permit and environmental impact assessment approval, to the extent relevant to their respective business. For a detailed discussion of compliance with these licenses, permits or approvals required in our ordinary course of business, and the associated consequences and risks for any non-compliance, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations that may subject us to liability.”

In addition, as described above, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. In connection with our prior initial public offering and Nasdaq listing status, we had applied for and completed a cybersecurity review with respect to the listing of the ADSs on the Nasdaq pursuant to the Cybersecurity Review Measures. In addition, we are required to complete the filing with the CSRC for our future overseas securities offerings under the CSRC Filing Rules.  For details of related risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to The ADSs—The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.”

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

3.A.	Reserved
3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	Our operating results are subject to conditions typically affecting the hospitality industry in China, any of which could reduce our revenues and limit opportunities for growth.
●	If we are unable to compete successfully, our financial condition and results of operations may be harmed.

●	We may not be able to manage our expected growth, which could adversely affect our operating results.
●	Our expansion within existing markets and into new markets may present increased risk.
●	We may not be able to successfully identify, secure or operate additional hotel properties.
●	Our limited operating history makes it difficult to evaluate our future prospects and results of operations.
●	The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial and operating performance.
●	If our brand reputation is harmed, it could have a material adverse effect on our business and results of operations.
●	We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, other employees, business partners, other third parties as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.
●	We may not be successful in developing and achieving expected returns from our diversified hotel brand portfolio, which could adversely affect our financial performance and condition.
●	We are subject to various operational risks inherent in the manachise business model.
●	We may not be able to successfully attract new franchisees and compete for franchise and management agreements and, as a result, we may not be able to achieve our planned growth.
●	Our franchise and management agreements could be terminated early and we may not be able to renew our existing franchise and management agreements or renegotiate new franchise and management agreements when they expire.
●	We may be liable for improper collection, use or appropriation of personal information provided by our customers.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.
●	Uncertainties regarding the enforcement of laws, and changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.
●	Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation.
●	Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

Risks Related to The ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.
●	The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.

Risks Related to Our Business and Industry

Our operating results are subject to conditions typically affecting the hospitality industry in China, any of which could reduce our revenues and limit opportunities for growth.

Our operating results are subject to conditions typically affecting the hospitality industry in China, including, among others:

●	changes in national, regional or local economic conditions;
●	contraction in the global economy or low levels of economic growth;
●	competition from other hotels and vacation rental online marketplace companies;
●	the attractiveness of our hotels to our guests;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	adverse weather conditions, natural disasters or serious contagious diseases, such as COVID-19;
●	the ability of third-party internet and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;
●	the availability and cost of capital necessary for us and third-party hotel owners to fund investments, capital expenditures and service debt obligations;
●	delays in or cancellations of planned or future development or refurbishment projects;
●	seasonal and cyclical volatility in the hospitality industry;
●	changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development;
●	the performance of managerial and other employees of our hotels; and
●	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

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

We have experienced substantial growth in the past. Over the past few years, we increased the number of our hotels in China to 1,210 as of December 31, 2023, and we intend to continue to convert, operate and manage additional hotels in markets where we have a presence and in additional cities in China. Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified hotel management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

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

We believe that our future success depends on our ability to achieve sustainable and profitable growth. We have a limited operating history since we commenced our business operations in China in 2013. Our limited operating history and significant growth make it difficult to evaluate our historical performance or prospects. In addition, fluctuations in results could make period to period comparisons difficult. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include, among others:

●	the uncertainties associated with our ability to continue our growth and maintain profitability;
●	preserving our competitive position in the upper midscale hotel segment of the hospitality industry in China;
●	offering consistent and high-quality accommodations and services to retain and attract guests;
●	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences;
●	our ability to introduce new hotel and other lifestyle offerings to achieve our goal to become a leading lifestyle brand;
●	increasing awareness of our Atour brand and continuing to develop customer loyalty; and
●	recruiting, training and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial and operating performance.

The COVID-19 pandemic has negatively impacted the global economy. Since the outbreak of COVID-19, the Chinese governmental authorities had requisitioned our hotels in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes. For most of the time throughout the COVID-19 pandemic, we did not generate any revenue relating to sales based on continuing franchise fees from our manachised hotels used for quarantine purposes as the franchisees of such hotels were not required to pay us any continuing franchise fees during the quarantine periods.

The COVID-19 pandemic also increased the probability that franchisees will be unable to fund working capital and to repay or refinance indebtedness, which may cause our franchisees to declare bankruptcy. Such bankruptcies may result in termination of our franchise and management agreements and eliminate our anticipated income and cash flows. Moreover, bankrupted franchisees may not have sufficient assets to pay termination fees, other unpaid fees, reimbursements or unpaid loans owed to us. The spread of COVID-19 had also adversely affected our suppliers and other business partners. If any of our suppliers and other business partners experiences financial distress, suffers business disruptions, goes out of business or files for bankruptcy due to the COVID-19 pandemic, our business, results of operations and financial condition could be materially and adversely affected. In addition, if any of our employees or customers is suspected of having contracted or has contracted COVID- 19 while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises.

Starting from November 2022, the PRC government has been gradually lifting its precautionary measures, and the social and economic activities in China have returned to normal levels since then. By the end of the second quarter of 2023, all of our manachised hotels previously requisitioned by governmental authorities for quarantine purposes had been restored to our management. However, the ultimate impact of the pandemic is highly uncertain, and the actual effects will depend on many factors beyond our control. As a result, we do not yet know the extent of the impacts on our business, our operations or the global economy as a whole. To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this section.

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

Our ability to attract and retain customers is highly dependent upon the external perceptions of our services, trustworthiness and business practices. Negative perceptions or publicity about us and our business, shareholders, affiliates, directors, officers, employees, business partners, other third parties as well as the industry in which we operate, even if related to isolated incidents, could erode trust and confidence and damage our reputation among existing and potential customers. In turn, this could reduce the demand for our products and services, increase regulatory scrutiny and detrimentally effect our business. In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconduct or other improper activities committed by our directors, shareholders, officers, and employees, our franchisees and their personnel, as well as our business partners;
●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees and franchisees;
●	disputes between us and our directors, shareholders, affiliates, officers, employees and franchisees and among these parties;
●	complaints by our customers about our products and services;
●	security breaches of private customer or transaction data;
●	employment-related claims relating to alleged employment discrimination, wage and hour violations; and
●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

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

We primarily derive our revenues from (i) franchise and management fees from our manachised hotels and sales of hotel supplies to manachised hotels, (ii) operations of our leased hotels, and (iii) sales of our retail products in connection with our retail business. We generated net revenues of Atour Light, Atour X, Atour, ZHOTEL, Atour S, and A.T. House. However, any new brands that we have launched or may launch in the future may not achieve anticipated returns. The development of a new brand requires significant upfront market research and accurate prediction of customer preferences, followed by hotel development process that takes a considerable amount of time. We may not possess enough knowledge or experience in expanding into these new market segments and we may face more competition in such new market segments. We cannot assure you that our efforts in developing new hotel brands will be successful. If a new hotel brand is not well received by our customers, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

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

As of December 31, 2023, we had 617 manachised hotels with a total of 66,968 hotel rooms in our development pipeline, which we define as hotels under construction or approved for development under our hotel brands. The commitments of owners and developers with whom we have contracts are subject to numerous conditions, and the eventual development and construction of our development pipeline not currently under construction is subject to numerous risks, including, in certain cases, the owner’s or developer’s ability to obtain adequate financing and obtaining governmental or regulatory approvals. As a result, not every hotel in our development pipeline may develop into a new hotel that enters our system.

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

We rely on leases with third parties who either own or lease the properties from the ultimate property owners to operate our leased hotels. The land use rights and other property rights with respect to properties we currently lease for our existing hotels could be challenged. As of December 31, 2023, our lessors failed to provide us with the valid property ownership certificates and/or the land use rights certificates for approximately 5.1% of all of our leased hotels in terms of gross floor area. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, the lessees’ rights under those leases could be challenged by other parties including government authorities in China. If the properties are deemed to be illegal constructions or the landlords do not have the rights to lease the properties to the lessees for hotel operations purposes, the lessors (instead of the lessees) may be subject to monetary penalties and the lease agreements may be invalidated. We may therefore be required to relocate our relevant hotels. In addition, some of our properties where our leased hotels are located are owned by governmental and other third-party organizations, and such leases are subject to present and future policies in China related to government-owned properties or other similar types of properties. In the event that we could no longer operate on such sites, we may suffer financial losses.

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

Under PRC law, all lease agreements of commodity housing tenancy are required to be registered with the local housing bureau, including those relating to the leased properties underlying our leased hotels. While the majority of our standard lease agreements require the lessors to make such registrations, most of our leases entered into in connection with our leased hotels as of December 31, 2023 have not been registered as required by PRC law, which may expose both lessors and lessees to potential monetary fines ranging from RMB1,000 to RMB10,000 for each non-registration. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties.

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

Lessors of our hotel properties are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, before any properties located on state-owned land in China with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from competent government authorities. In addition, properties used for hotel operations and the underlying land should be approved for hospitality use or appropriate commercial use purposes by competent government authorities. Some of the lessors of our hotel properties have not obtained the required governmental approvals, including approvals of the properties for hospitality use purposes. As of December 31, 2023, for approximately 25.1% of our leased hotels in terms of gross floor area, the lessors have not obtained the required governmental approvals for the properties to be used for hospitality use purposes. Failure to comply with the land- and property-related laws and regulations may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of the leases and relocation of our relevant leased hotels, and therefore may adversely affect our results of operations. While some lessors have agreed to indemnify lessees against the losses resulting from the lessors’ failure to obtain the required approvals, there is no assurance that the lessees will be able to successfully enforce such indemnification obligations against the lessors or that such indemnification can cover losses from all the property defects. As a result, we may suffer significant losses resulting from the lessors’ failure to obtain required approvals to the extent that the lessees are not fully indemnified by the lessors.

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

Our accounts receivable include amounts due from our franchisees and corporate clients whose employees are guests in our leased hotels. Our corporate clients may choose to settle with us directly, and we typically require our franchisees to pay various fees pursuant to their franchise and management agreements with us on a monthly basis. Our net accounts receivable balance was RMB132.7 million and RMB162.1 million (US$22.8 million) as of December 31, 2022 and 2023, respectively.

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

Historically, we have derived a portion of our revenues from our loyalty program members and from our cooperation arrangements with certain corporate account clients. In 2023, approximately 63.4% of our room-nights were sold to our A-Card members and corporate account clients through our central reservation system. We expect that these members and corporate account clients will contribute to the growth of our business in the near future.

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

We believe our brand, trade name, trademarks and other intellectual property are critical to our success. “Atour” and “Yaduo” represent a well-recognized brand in China’s hospitality industry and the success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. Although we have registered “Yaduo,” “Atour” and other logos related to our business as trademarks in China, there is no assurance that any issued patents or registered trademarks will adequately protect our intellectual property, or that such patents and trademarks will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Besides, our trade secrets may leak or otherwise become available to, or be independently discovered by, our competitors or other third parties. Some of our trademark applications may not be granted for various reasons, including existence of prior registrations, applications or rights, or rejection by the authorities in their discretion. If our trademark applications are not granted, we may have to use different marks for affected products or services, or seek other alternative arrangements, which might not be available on commercially reasonable terms, if at all.

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

We may not be successful in developing and achieving expected returns from our new products or services, including our innovative retail services.

In addition to our hotel offerings, we are also currently engaged in other innovative business lines, including our retail business (including our expanding private label product offerings). There is no guarantee that we may further expand our product service offerings, attract more customers, and drive customer spending on such businesses.

In particular, our retail services are subject to various potential liabilities and risks commonly associated with e-commerce or online retail, including, among others:

●	product liability disputes and related liabilities;
●	food safety disputes and related liabilities;
●	intellectual property infringement disputes and related liabilities;
●	portrait right infringement disputes and liabilities associated with the marketing materials that we use to promote our products;
●	disputes and liabilities related to pricing, advertisements, consumer protection, privacy and data security;
●	non-compliance risks under various laws and regulations, including those laws and regulations relating to online platforms.
●	risks related to refund policy, storage and transportation of our products;
●	fluctuations in the price of raw materials;
●	reliance on third-party manufactures for our private label products and their ability to produce and supply products in compliance with our specifications;

●	lack of effective control over our franchisees, who act as distributors for our retail products; and
●	inventory impairment risks.

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

The third-party and private label products that we sell through our retail business could lead to the filing of product liability claims where someone may allege that the products that we sold failed to perform as designed or caused certain injuries or losses. We may be subject to product liability claims resulting from misuse of the products that we sold and we currently do not maintain any product liability insurance. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

●	costs of litigation;
●	distraction of management’s attention from our primary business;
●	the inability to market relevant products on our retail stores and online platforms;
●	decreased demand for such products;
●	damage to our business reputation;
●	substantial monetary awards to customers or other claimants;
●	loss of sales; or
●	termination of existing agreements by our partners and potential partners failing to partner with us.

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

We rely on our sales and marketing efforts to enlarge our customer base and drive the spending of our customers. In particular, effective sales and marketing activities are crucial to the expansion and success of our retail business. Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s hospitality industry are evolving rapidly. This requires us to continually enhance the effectiveness and efficiency of our sales and marketing activities and experiment with new methods to keep pace with industry developments and customer preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our sales to decline, slow down the growth of our retail business, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

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

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017. Pursuant to the Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the Cyberspace Administration of China and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we previously had applied for and completed a cybersecurity review with respect to the listing of the ADSs on Nasdaq in November 2022 pursuant to the Cybersecurity Review Measures.

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

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

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

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. Any lapses in our or our service providers’ security measures may result in regulatory investigations, actions, penalties, or other cybersecurity-related risks. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

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

As of December 31, 2023, a small number of our leased hotels have not obtained approvals from or made appropriate filings with applicable fire prevention authorities, construction authorities, environmental protection authorities, health administration or public security bureau, and a small number of our leased hotels selling or serving food have not obtained the relevant approvals from local counterparts of the SAMR for such activities. As a result of these non-compliance matters, we have been and may be subject to monetary damages, the suspension or disruption of our operations or conversion activities, or other administrative penalties or investigations, which could materially and adversely affect our financial condition and results of operations.

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

Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war), terrorist activity (including threats of terrorist activity) and travel-related accidents (such as bed bug infestation), as well as geopolitical uncertainty and international conflict, may affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

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

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations, document our controls and perform testing of our key controls over financial reporting to allow for management and our independent registered public accounting firm to report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2023 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses in evaluating the effectiveness of the company’s internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Class A ordinary shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our net profit could be adversely affected by share-based compensation.

In 2017, our PRC subsidiary Atour Shanghai adopted the 2017 Share Incentive Plan, or the 2017 PRC Plan. In 2021, we adopted the Public Company Share Incentive Plan, or the Public Company Plan, at the Cayman Islands’ level in preparation for our initial public offering in November 2022, to replace the 2017 PRC Plan. The purpose of the Public Company Plan is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us. See “Item 6. Directors, Senior Management and Employees-6. B. Compensation-Share Incentive Plan-Public Company Plan.”

Under the Public Company Plan, the maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 51,029,546 Class A ordinary shares, which have been reserved for issuance pursuant to the Public Company Plan accordingly. As of March 31, 2024, a total of 26,045,283 share options corresponding to underlying 26,045,283 Class A ordinary shares had been granted to the participants under the Public Company Plan.

For the year ended December 31, 2021, we did not recognize any share-based compensation expenses for the share options granted as such awards contain a performance condition such that the awards vest upon the completion of a Qualified IPO defined under our share incentive plans and is not considered probable until the event happens. Upon the completion of our initial public offering in November 2022, we immediately recognized share-based compensation expenses of RMB96.6 million with respect to the share options vested cumulatively. For the years ended December 31, 2022 and 2023, we recognized RMB163.2 million and RMB164.0 million (US$23.1 million) of share-based compensation expenses, respectively.

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

We have entered into, and may in the future enter into, strategic transactions to complement our organic growth, including pursuing selective acquisitions, asset dispositions, joint venture and other types of alliances with business partners. Our potential acquisition and investment targets include high-quality manachised hotels, boutique regional hotels and influential lifestyle brands. If we decide to pursue strategic transactions, we may not be successful in identifying suitable opportunities or completing such transactions or investments, and our competitors may be more effective in executing and closing strategic arrangements in competitive bid situations than us. Our ability to enter into and complete strategic transactions may be restricted by, or subject to, various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. We also may experience difficulties integrating acquired operations, services, corporate cultures and personnel into our existing business and operations. Strategic transactions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing business, and the potential loss of, or harm to, relationships with our employees or guests as a result of our integration of new businesses. In addition, following completion of strategic transactions, our management and resources may be diverted from their core business activities due to the integration process, which may harm the effective management of our business. Furthermore, we may not achieve the expected level of any synergy benefits on integration and/or the actual cost of delivering such benefits may exceed the anticipated cost. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

We require significant capital to fund our operations, growth and technological investments. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer.

We require significant capital and resources for our operations and continued growth. We expect to make significant investments in the expansion and operations of our hotel network and lifestyle brand portfolio, and the development of our technological capabilities, which may increase our net cash used in operating activities. Our selling and marketing expenses may also increase to retain existing customers and attract new customers.

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

We may be involved in legal and administrative proceedings in the ordinary course of our business. Any adverse outcome of these legal and administrative proceedings could have a material adverse effect on our business, results of operations and financial condition.

We, our shareholders, directors, officers, employees or affiliates are or may be involved in various legal and administrative proceedings in the ordinary course of business from time to time, involving governmental authorities, competitors, business partners, customers and employees, among others. Claims arising out of actual or alleged violations of law could be asserted under a variety of laws, including but not limited to intellectual property laws, contract laws, tort laws, unfair competition laws, labor and employment laws, privacy laws, tax laws, foreign exchange laws, and property laws. No assurances can be given as to the outcome of any pending legal and administrative proceedings, which could have a material adverse effect on our business, results of operations and financial condition. For example, Chinese tax authorities may disagree with our tax calculations, tax filings and other tax obligations, which may subject us to additional tax payments, fines and other penalties in respect of tax evasions or other tax non-compliances. Even if we and our related parties are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive reliefs, and criminal and civil liabilities and/or penalties.

We are subject to third-party payment processing-related risks.

We accept payments through major third-party online payment channels in China, as well as bank transfers and credit cards. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services;
●	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

●	breach of customers’ personal information and concerns over the use and security of information collected from our customers;
●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and
●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

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

The global macroeconomic environment faces significant challenges in the near-term future. For example, there is considerable uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to the United States and China. There are also material concerns about the current and future relationship between the United States and China. Specifically, it is possible that relations between these two countries may deteriorate further. Deterioration in political conditions and abrupt changes in Sino-U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition. Moreover, any ongoing controversies between the United States and China, whether or not related to our business, could cause investors to be unwilling to hold or buy the ADSs representing our Class A ordinary shares and consequently cause the trading price of the ADSs to decline. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the PRC government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business.

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

Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB has historically been unable to conduct inspections and investigations of auditors completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China subject to the same requirements. As a result, certain investors have historically been deprived of the benefits of such PCAOB inspections.

Recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act in December 2020, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”). One of the effects of this HFCAA is that trading in our securities on U.S. markets, including Nasdaq, may be prohibited if the PCAOB determines that it is unable to inspect or investigate our auditor to its satisfaction for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determination. Our auditor is located in mainland China. On December 15, 2022, the PCAOB announced that it had been able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, vacating its previous 2021 Determinations accordingly.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. On May 10, 2023, the PCAOB released its inspection report with respect to its inspections of audits performed by our auditor in mainland China and PCAOB inspectors found multiple deficiencies other than audits with an incorrect opinion on the financial statements and/or internal control over financial reporting.

The PCAOB inspection reports do not make public criticisms or potential defects in the accounting firms’ systems of quality control, to the extent any are identified. If the accounting firms do not address to the PCAOB’s satisfaction any criticism of, or potential defect in, the firms’ systems of quality control within 12 months after the issuance of the reports, the PCAOB will make public any such deficiency.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and consequential risk of necessitating delisting of our securities in the United States could continue to adversely affect the trading price of the ADSs.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and Nasdaq may determine to delist our securities. Additionally, we may be unable to switch to a suitable and acceptable auditor within two years following an adverse determination by the PCAOB of its ability to inspect accounting firms headquartered in mainland China. Any of these circumstances would substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The PCAOB inspects the accounting firms over which it has jurisdiction from time to time. If PCAOB inspections were to lead to an investigation of an accounting firm that found violations of laws, professional standards or rules, the PCAOB could impose sanctions on such firm. These sanctions could include censures, monetary penalties, and limitations on such firm’s ability to audit public company financial statements. If an accounting firm were subject to such sanctions, any company whose financial statements are audited by such firm, including our company, could need to find an alternative auditor. Any change in auditor or inability to find a suitable replacement auditor could materially adversely affect the company’s share price, business, financial condition and prospects or subject the company to delisting risk.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign- invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate then-effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties.

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

The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Circular 75. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Offshore Financing.”

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non- publicly listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Employee Share Option Plans.”

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

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including holders of the ADS) that are nonresident enterprises. In addition, nonresident enterprise shareholders (including holders of the ADS) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including holders of the ADS) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders (including holders of the ADS) may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including holders of the ADS) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

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

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Nonresident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Risks Related to The ADSs

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

You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering, and such use may not produce income or increase the price of the ADSs representing our Class A ordinary shares.

Our management will have considerable discretion in the application of the net proceeds received by us.

You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the price of the ADSs representing our Class A ordinary shares. The net proceeds from our initial public offering in November 2022 may be placed in investments that do not produce income or that lose value.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our net revenues, earnings and cash flows;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	our controlling shareholder’s business performance and reputation; and
●	potential litigation or regulatory investigations.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

As of March 31, 2024, Mr. Haijun Wang beneficially owns 73,680,917 Class B ordinary shares and controls the voting power of 14,572,900 Class A ordinary shares. Accordingly, Mr. Haijun Wang beneficially owns approximately 21.4% of our total issued and outstanding share capital and 69.8% of the aggregate voting power of our total issued and outstanding share capital as of the same date due to the disparate voting powers associated with our dual-class share structure as well as voting proxy granted to him by other minority shareholders.

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

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Mr. Haijun Wang will own more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “-We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “-As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in November 2022 and in the secondary offerings by our shareholders in June and December 2023 are freely tradable without restriction or further registration under the Securities Act, and shares held by our shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements (if any). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

You may need to rely on a price appreciation of the ADSs for a return on your investment.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely need to rely on future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining CSRC approval for any of our offshore offerings, or a rescission of such approval we have obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the Measures for the Security Assessment for Cross-border Transfer of Personal Information (Draft for Comments) published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, (ii) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (iii) the Measures for the Security Assessment of Cross-boarder Data Transfer, which came into effect on September 1, 2022, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-boarder data transfer. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we had applied for and completed a cybersecurity review with respect to the listing of the ADSs on Nasdaq in November 2022 pursuant to the Cybersecurity Review Measures.

On February 17, 2023, the CSRC, as approved by the State Council, released the CSRC Filing Rules, which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies. Pursuant to the CSRC Filing Rules, if the issuer meets either of the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirements: (i) any of the revenues, profits, total assets or net assets of the issuer’s Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offerings and listings of our securities in an overseas market will be subject to the filing requirements under the CSRC Filing Rules. If we fail to complete the filing procedures with the CSRC for any future overseas securities offering, we may face sanctions by the CSRC, which may include fines and penalties, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future overseas securities offerings, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

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

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares represented by your ADSs.

As an exempted company with limited liability incorporated in the Cayman Islands, we are not obliged by the Companies Act (As Revised) to call shareholders’ annual general meetings. Our Ninth Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares represented by your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel the ADSs and withdraw the Class A ordinary shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote the Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares represented by your ADSs are voted and you may have no legal remedy if the shares represented by your ADSs are not voted as you requested.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As an exempted company with limited liability incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain royalties derived in an active business), and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets to the extent associated with business activities that produce active income.

Based on the manner in which we currently conduct our business, the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2023 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill  and other intangible assets (which may be determined, in part, by reference to our market capitalization, which could be volatile). Therefore, we may be or become a PFIC for any taxable year if our market capitalization declines while we hold a substantial amount of cash and financial investments. In addition, if in the future we change the type of services we provide with respect to our franchised hotels, our PFIC status for any taxable year may depend on whether and to what extent our income from franchised hotels will be treated as derived in the active conduct of a trade or business within the meaning of applicable Treasury regulations. Because of these uncertainties, there can be no assurance that we were not, or will not be, a PFIC for any of our past, current or future taxable years.

If we are a PFIC for any taxable year during which a U.S. taxpayer owns ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” (subject to alternative treatment if the U.S. taxpayer is able to, and makes, a valid mark-to-market election) and additional reporting requirements. See “Item 10. Additional Information-10.E. Taxation-Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules.”

ITEM 4.INFORMATION ON THE COMPANY

ITEM 4.A.HISTORY AND DEVELOPMENT OF THE COMPANY

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

In November 2022, we completed an initial public offering in which we offered and sold an aggregate of 16,387,500 Class A ordinary shares in the form of ADSs. On November 11, 2022, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “ATAT.”

Shanghai Rongduo was established in 2022. Shanghai Rongduo currently operates four leased hotels in China through its subsidiaries.

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

We are the largest upper midscale hotel chain in China in terms of room number as of the end of 2023, according to Frost & Sullivan. Through our hotel network, loyalty program and data and technology capabilities, we have been tirelessly exploring new possible ways to set the new trends for China’s hospitality industry and expand our offerings beyond our hotels. We distinguish ourselves from our peers in the following aspects:

●	Hotel network with a distinct portfolio of lifestyle brands. We offer our guests a diversified collection of lifestyle hotel brands, each created with a unique personality under the unified ethos of inclusivity and presence of humanness. As of December 31, 2023, our hotel network covered 1,210 hotels spanning 198 cities in China, with a total of 137,921 hotel rooms, including 1,178 manachised hotels with a total of 133,291 manachised hotel rooms, in addition to a pipeline of 617 manachised hotels with a total of 66,968 rooms under development. Our guests can book a stay with us and access our rich product and service offerings through offline and online channels, including our mobile app and Weixin mini program.
●	“A-Card” loyalty program with strong customer stickiness. We built our A-Card loyalty program to enhance our engagement with guests and provide them with a unique and personalized experience. As of December 31, 2023, our A-Card loyalty program had amassed over 63 million registered individual members.
●	Proprietary data and technology capabilities. To provide our customers with personalized services and products, we have developed a comprehensive digital management system, which improves customer experience and operational efficiency in room reservation, room management, pricing and membership benefits. We use our data technology to identify market trends and inform our hotel management decisions, and make our hotel services and retail products more relatable to customers through seamless integration into our rooms and other consumption scenarios throughout our hotels.

In addition, we are the first hotel chain in China to digitally incorporate the marketing and sales of retail products and services into our guests’ experience at our hotel properties. We design our guest room amenities, work closely with manufacturers to deliver top-quality products, and carefully place the relevant products in guest rooms. Each of our guest rooms incorporates a fully immersive shopping destination, enabling us to strengthen our brand elasticity with our guests. On that basis, we have further expanded our online distribution and sales network to drive the rapid growth of our retail business and strengthen our retail brands. The GMV generated from our retail business was RMB1,138.5 million in 2023.

We mainly use the manachised model to expand our hotel network in a less capital-intensive manner. We also lease the properties of the hotels we operate. As of December 31, 2023, we had 32 leased hotels and 1,178 manachised hotels.

The Atour Experience

We believe the unique Atour experience is underpinned by three pillars — the creative hotel space, the “standardized” personalized customer services, and the lifestyle offerings that make Atour more than just a hotel brand.

Creative Space Built By and For the Creative Class

The Atour experience starts with our dynamic hotel space with identities.

We purposefully design and operate individually conceived lifestyle hotel brands that cater to diversified audiences, with a common thread of brand hallmarks that deliver a locally inspired, neighborhood boutique yet consistently enjoyable experience. As of December 31, 2023, we had developed six lifestyle hotel brands, covering the entire chain of midscale to luxury hotels with differentiated appeal to a wide range of guests, from discerning business travelers to the rising Generation-Z population.

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

The following table sets forth the key information about each of our hotel brands.

		As of December 31, 2023
Brand	Positioning	Cities	Properties		Rooms
			Manachised	Leased
A.T. House	Luxury	1	—	1	214
AtourS	Upscale	26	57	8	9,628
ZHOTEL	Upscale	1	1	—	52
Atour (Flagship)	Upper midscale	185	898	22	105,977
Atour X	Upper midscale	58	114	—	12,140
Atour Light	Midscale	38	108	1	9,910
Total		198	1,178	32	137,921

Atour Hotel

At the heart of our hotel network is Atour Hotel, a timeless classic that we proudly call the Atour flagship brand. Atour Hotel represents an upper midscale hotel brand, designed for quality-conscious travelers who seek layers of customer experience that mixes comfort with a stylish vibe. With the debut of the first Atour Hotel in Xi’an in 2013, today our flagship brand spanned 185 cities across China as of December 31, 2023, mainly located in Tier 1, New Tier 1 and Tier 2 cities and premium commercial districts in the downtown areas of lower-tier cities in China, with an ADR of RMB450.0 in 2023.

Atour Hotel features tasteful, locally inspired designs. Our spacious guest rooms typically have an area of approximately 25 square meters, with some as large as 35 square meters. These rooms are thoughtfully decorated to “invite the city in,” with artworks created by local artists and other touches on details that reflect the design vocabulary of the region, bringing guests closer to the neighborhood they are staying in. The public area in an Atour Hotel typically has an area of 400 square meters and houses standard amenities, including on-premise restaurants offering local breakfast, laundry room, and fitness room. In addition, we also operate a library that opens 24/7 — a space that we call the “cultural epicentre” of the property, allowing our guests to relaxingly discover the roots in the culture and attitude of the city they are visiting. In November 2023, we introduced our latest hotel model, Atour 4.0 “With Nature,” under the Atour flagship brand. Inspired by Yaduo (the Chinese name of Atour) village, this new brand embraces the concept of “natural tranquility,” offering customers immersive experiences with contentment and relaxation.

As of December 31, 2023, we had 920 Atour Hotels in operation with a total of 105,977 guest rooms. As of the same date, we also had 444 Atour Hotels under development with a total of 48,331 guest rooms.

Atour S

We position Atour S as an upscale hotel brand that primarily serves high-end business and leisure travelers. It offers the same inspiring experience of a standard Atour Hotel, only better. We first introduced the Atour S brand in 2016. Since then, its network had been expanded to cover 26 cities across China as of December 31, 2023, mainly located in premium commercial districts in the downtown areas in Tier 1, New Tier 1 and Tier 2 cities in China, with an ADR of RMB617.9 in 2023.

Loyal to the best elements of local designs and cultures, Atour S is committed to setting the standard for a fully upgraded customer experience for any discerning travelers, with more spacious and meticulously designed rooms and top-quality amenities. Guest rooms typically have an area of 27-30 square meters, and public areas typically have an area of 800-1,000 square meters, much larger than that in a traditional Atour Hotel.

As of December 31, 2023, we had 65 Atour S Hotels with a total of 9,628 guest rooms. As of the same date, we also had 37 Atour S Hotels under development with a total of 4,823 guest rooms.

Atour Light

Atour Light is our midscale hotel brand with a cheerful spirit, primarily catering to young urban travelers seeking the best value and experience. We first introduced the Atour Light Hotel in 2016, and since then its footprint had been expanded to cover 38 cities across China as of December 31, 2023. Our Atour Light hotels currently are mainly located in Tier 1, New Tier 1 and Tier 2 cities and premium commercial districts in the downtown areas of lower-tier cities in China, with an ADR of RMB429.8 in 2023.

The public area in Atour Light Hotels is thoughtfully designed to be a dynamic multi-use space. it can be used as a buffet restaurant in the morning, a lounge in the afternoon for casual talks and working on laptops, and a bar at night for guests to relax. Designed to serve as a vibrant social hub, such public area is open to the local community. We also offer compact and design efficient guest rooms that are smaller than those in a standard Atour Hotel, yet with the same uncompromised comfort like all other Atour brands. In addition, guest rooms are designed to be technology-friendly that allow efficient control of lighting, air conditioning and guest services through intuitive touch panel interfaces. In February 2023, Atour Light 3.0, the upgraded hotel model was launched, which continued to garner positive reception from a growing base of franchisees.

As of December 31, 2023, we had 109 Atour Light Hotels in operation with a total of 9,910 guest rooms. As of the same date, we also had 90 Atour Light Hotels under development with a total of 8,531 guest rooms.

Atour X Hotel

Atour X Hotel is our upper midscale hotel brand, created by converting existing boutique hotel properties on the market into “Atour” hotels adhering to the same standards of services and offerings, while maintaining its original design elements. We first introduced the Atour X brand in September 2020. As of December 31, 2023, it could be found in 58 cities across China, with an ADR of RMB463.0 in 2023.

The birth of Atour X Hotels marked our commitment to further expand in the upper midscale hospitality market. We keep the flavorful and diversified design of the existing hotel properties, while applying our uniform service standards to ensure service quality and consistency.

As of December 31, 2023, we had 114 Atour X Hotels with a total of 12,140 guest rooms. As of the same date, we also had 46 Atour X Hotels under development with a total of 5,283 guest rooms.

ZHOTEL

ZHOTEL is an upscale hotel brand launched in September 2020, custom-made for the rising Generation-Z guests. Under our ZHOTEL brand, we create an organic space where stylish rooms, vibrant lounges, innovative cocktails, novel cuisine, trendy music, original art, and lifestyle shopping are all combined in one destination, encouraging our young guests to immerse themselves in a lively and happening place. As of December 31, 2023, we had one hotel under the ZHOTEL brand with a total of 52 guest rooms. The hotel under our ZHOTEL brand had an ADR of RMB1,146.1 in 2023.

A.T. House

A.T. House is our first full-service luxury hotel brand, which aims to become a luxury lifestyle destination that appeals to the young generation requesting uniqueness in every aspect of hotel service offerings. Our first A.T. House opened in Shanghai in July 2021 with 214 rooms available. Upon debut, our A.T. House has achieved an initial market success with an ADR of RMB810.9 in 2023.

Defying the conventional norm of luxury, A.T. House is focused on creating and promoting a pulsating and design-driven lifestyle culture — inducing an air of creativity and adhering to our guests’ affinity for fashion, music, movie and other forms of art. Guest rooms will be larger than those in a standard Atour Hotel and come with a living area, bringing a sense of home to our guests. The public area will also be more spacious than that in our standard Atour Hotel, and comes with two banquet halls, all-day dining, as well as other well-being amenities.

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

Through extensive industry knowledge and operating know-how, we have distilled 17 touchpoints where guests are expected to have the most meaningful interactions with us — from the moment when they make their initial bookings through our mobile app, Weixin mini program or third-party platforms, to their check-ins at our hotels, from their calls for room services to seeing them off at the end of their stays. For each of the 17 guest touchpoints, including check-in experience, quality of guest supplies, and check-out experience, we have developed a specific operating manual that defies conventional luxury hotel SOPs with an elevated sense of humanness. To name a few, our hotel staff always welcome our guests with a cup of hot tea while they are waiting to be checked in, and offer them a bottle of warm water when they check out. Every morning, our hotel staff also have a couple of on-the-go breakfast packed and kept at the front desk so that guests who need to catch an early flight still get to enjoy their breakfast on the way to the airport. We have also introduced our A-plus customer service program, which encompasses a standard portfolio of personalized services exclusively offered to our members. Once joining the A-plus program, guests are able to comprehensively customize their requests and preferences prior to their arrival. We provide a range of premium A-plus customized services, featuring a comprehensive sleep enhancement package that includes elements such as pillow selection, and good-night milk.

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

Members earn loyalty points with each stay at our hotels and each purchase of our lifestyle products. The loyalty points can be used to redeem awards including coupons and lifestyle products before expired. In addition to loyalty points, we also offer our members Jimu points, which are associated with membership tiers. We currently offer five tiers of membership from welcome level to infinite level, each corresponding to different classes of member benefits, privileges and rewards, including discounts of room rates, free breakfast, travel support and many more. Joining welcome level is completely free, and it takes six room-nights or 2,800 Jimu points to upgrade to the third tier - gold level. Alternatively, guests can also pay RMB199 to upgrade to gold level directly and enjoy the corresponding rewards. To maintain their membership tier, members need to stay at our hotels for a specified number of room-nights per year or have the requisite Jimu points depending on their current membership tier.

Our A-Card members have great flexibility over how they redeem their membership rewards. Each reward has been completely redesigned in the format of a digital voucher, which enables our A-Card members to have total freedom over when, where and how to use it — they can even give it away to someone else, including those who are new to our brand, which we believe further helps promote our brand to a broader audience. In addition to offering greater flexibility to our members, our digitally managed A-Card loyalty program allows us to accumulate relevant data to better understand our existing members’ preferences. As of December 31, 2023, we had over 63 million registered individual members.

On top of our A-Card loyalty program, we have also introduced our A-plus customer service program, which encompasses a standard portfolio of personalized services exclusively offered to our members. Once joining the A-plus program, guests are able to compressively customize their requests and preferences prior to their arrival. We provide a range of premium A-plus customized services, featuring a comprehensive sleep enhancement package that includes elements such as pillow selection, and good-night milk.

Our A-Card program helps us build customer loyalty and reduce our reliance on third-party OTAs. In 2023, approximately 63.4% of our room-nights were sold through our central reservation system. For additional information about our central reservation system, see “— Technology and Digitalization.”

Performance review system

We take our guests’ reviews and feedback seriously, especially the ones that help us better understand our guests. As part of the Atour SOPs, our customer experience department collects all the complaints left in the past 24 hours from our booking channels as well as social media platforms, compiles and sends them to each responsible hotel manager before 12 p.m. each day. Hotel managers are required to follow up with the guests who left the complaints within the next five hours, learn from them the potential areas for improvement, and submit a rectification plan addressing those issues for approval by our customer experience department. If the rectification plan is not approved, the responsible hotel managers are required to discuss, analyze and propose new plans in a dedicated Weixin group. Through such dynamic performance review process, we keep improving our customer service to make sure we are meeting our guests’ expectations and the goals we set for ourselves.

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

Central reservation system (CRS). We have adopted a cloud-based, all-channel, real-time CRS available 24 hours a day, seven days a week. Our CRS is fully integrated with all of our booking channels, including our mobile app, Weixin mini program, third-party platforms and other reservation partners. This effectively allows us to manage inventories, prices and reservations instantly across all major channels. The real-time inventory management module of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability. The price management module allows us to set up rates at different levels (including property, market segments, booking channels and hotel brands) and distributes price adjustments and promotional offers to all major channels simultaneously, which greatly increases efficiency in managing all our booking channels and enhances our ability to optimize total profit. In addition, our CRS comes with an embedded business intelligence module, which allows our hotel staff to monitor and analyze the core operational metrics and make well-informed business decisions in time. In 2023, approximately 63.4% of our room-nights were sold through our central reservation system. Such a high percentage of booking through our central reservation system enables us to achieve higher operating efficiency compared to hotels that rely heavily on travel intermediaries.

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

Our Retail Business

We are the first hotel chain in China to digitally incorporate the marketing and sales of retail products and services into our guests’ experience at our hotel properties. We design our guest room amenities, work closely with manufacturers to deliver top-quality products, and carefully place the relevant products in guest rooms. Each of our guest rooms incorporates a fully immersive shopping destination, enabling us to strengthen our brand elasticity with our guests.

Guests are able to experience first-hand our products during their entire stay with us. If they are satisfied with the products, a simple scan of the product on their phones will take them directly to our e-stores for convenient purchases, where it only takes a couple of taps for the products to be delivered to their doorsteps at home in a matter of days.

We have also further expanded our online distribution and sales network to drive the rapid growth of our retail business and strengthen our retail brands. We sell our products on leading third-party e-commerce platforms in China, offering additional purchasing channels for the broader consumer group. In addition, all our hotel lobbies come with a display area, where guests can view and select our products. In our manachised hotels, these products are first supplied by us to our manachised hotels at a discount and resold by the manachised hotels directly to their guests under our pricing guidance.

We have two major product lines, each focusing on a specific category of private label products. Our “aTOUR PLANET” private label line covers sleep-related products, including mattress and pillows. These products are designed to turn sleeping from a basic physiological need to a deeply relaxing experience that improves quality of life. Our “SAVHE” private label line targets personal care and fragrance, including shampoo, handwash and diffusers, which bring a caring touch that rejuvenates the body and soothes the senses.

The backbone of our retail business lies in our strong market research, product development and supply chain management capability. We identify new product lines or upgrade existing product lines by monitoring latest trend in the market and conduct survey with our customers. We then design the products and work with third-party manufacturers to produce them. Our quality standard is high. For each product line, we require that manufacturers send us a sample for robust testing and evaluation. Our quality assurance team also conduct random spot checks to ensure the products meet our quality standard as well as applicable national standards. Over the years, we have created an efficient and low-cost supply chain that delivers exceptional customer experience.

The GMV generated from the retail business was RMB1,138.5 million in 2023. During the “Double Eleven” shopping festival in 2023, our retail business GMV generated across major e-commerce platforms exceeded RMB250 million. Going forward, we will continue to explore customers’ diverse demands in sleeping scenarios with exclusive product offerings, delivering a comfortable sleep environment for our customers while creating incremental value for our franchisees.

Hotel Development

We mainly use a manachise hotel operation model to expand our hotel network in a less capital-intensive and more efficient manner. As of December 31, 2023, we had 1,178 manachised hotels. We also develop and operate leased hotels to increase our brand influence and set successful examples for our franchisee partners. As of the same date, we had 32 leased hotels.

We primarily focus on Tier 1, New Tier 1 and Tier 2 cities in China. We believe these markets fit our position as a leading lifestyle hotel chain. These markets also tend to provide higher occupancy rate, higher rate of return and higher ADR. As of December 31, 2023, our hotel network covered 1,210 hotels spanning 198 cities across China. We are still rapidly scaling our presence across China. As of December 31, 2023, we had an additional 617 hotels under development.

We adopt a systematic and standardized process for the planning and execution of new hotel development projects. Our regional hotel development team has 112 employees, located in eight major regions across China with a national coverage as of December 31, 2023. Our hotel development employees determine the target location of each city by analyzing the economic data, field survey reports and market intelligence information of each city, and prepare a weekly report containing market survey data, investment return estimation and brand positioning. The report is subsequently presented to our investment committee at weekly meetings, followed by a rigorous and comprehensive review by our investment committee.

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

The following table sets forth the changes in the number of our hotels and hotel rooms for the periods indicated.

	Years ended December 31,
	2021(1)		2022(1)		2023
	Properties	Rooms	Properties	Rooms	Properties	Rooms
Manachised hotels at the beginning of the period	537	61,782	712	81,594	899	102,945
Add	188	21,340	191	22,373	289	32,782
Less	13	1,528	4	1,022	10	2,436
At the end of the period	712	81,594	899	102,945	1,178	133,291
Leased hotels at the beginning of the period	33	4,836	33	5,060	33	5,053
Add	1	238	—	—	—	89
Less	1	14	—	7	1	512
At the end of the period	33	5,060	33	5,053	32	4,630
Total hotels at the end of the period	745	86,654	932	107,998	1,210	137,921

Note:

(1)

Includes 42 and 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 pandemic, which were not in operation as of December 31, 2021 and 2022, respectively. By the end of the second quarter of 2023, all of our manachised hotels previously requisitioned by governmental authorities for quarantine purposes had been restored to our management.

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

Location Selection. We seek properties that are in central or highly accessible locations in economically more developed cities in order to maximize the room rates that we can charge, including business clusters, central business districts, development zones, areas near universities and transportation hubs. In addition, we typically seek properties that with an area of 3,500 square meters to 15,000 square meters that will accommodate 80 to 200 hotel rooms, with a lease term between 5 to 15 years. After identifying a proposed site, we conduct thorough due diligence and typically negotiate leases concurrently with the lessors. All leases and development plans are subject to the final approval of our investment committee.

Lease Terms. Our leased hotels are located on properties we or our designated third parties lease from the owners of such properties. Our typical lease term ranges from 5 to 15 years. We typically enjoy an initial three- to six-month rent-free period. After that, we generally pay fixed rent on a monthly or quarterly basis for the first two years of the lease term, after which we are generally subject to a modest increase in rents every two to five years within the lease term. Our leases usually allow extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions.

Design, Procurement and Construction. Once a lease agreement has been executed, we engage design firms and construction companies to begin the renovation work. As of December 31, 2023, we have put together a diversified list of 42 design firms that we normally work with. These firms on the list are familiar with our standards as a result of years of collaboration. Our MRPS handles procurement of construction materials. We gather procurement requests from all our leased hotels, request for fee quotes from at least three supplies, and enter into negotiations and eventually supply agreements with the suitable supplier. We collectively purchase from the suppliers and distribute the materials to each leased hotel based on its request. Our contracts with construction companies typically contain warranties for quality and requirements for timely completion of construction. Contractors or suppliers are typically required to compensate us in the event of delays or poor work quality.

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

Supply Chain and Procurement. Our MRPS handles all procurement requests relating to operating supplies and our private label consumer goods. Leveraging the scale of our hotel network and our highly- efficient centralized procurement system, we believe we have the purchasing power to secure favorable terms from suppliers for all of our hotels. We generally require franchisees to procure certain construction materials and most of operating supplies from us. Construction materials include floor, ceiling and related materials. Operating supplies include standard guest room amenities.

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

Fee Arrangements. We generally charge our franchisees an upfront franchise fee at a rate of RMB4,000 to RMB6,000 per room, depending on the brand of the manachised hotel, as well as fees related to pre-opening services, including information system installation service, and services related to the assistance on employee training and other hotel opening preparation activities. After a manachised hotel opens, we typically charge the franchisee a monthly franchise and management fee between 5% and 6% of the gross revenues generated by each manachised hotel, depending on the hotel brand. Furthermore, we charge the franchisee a fixed monthly hotel managers fee, fees for purchase of hotel supplies and other products, and other ongoing service fees, such as system and accounting support fees.

Term of Services. Our franchise and management agreements for our manachised hotels typically run for a fixed term of 8 to 15 years and may be extended upon mutual agreement between us and the franchisee six months prior to the expiration of the franchise and management agreements. The fee arrangements for the extended franchise and management agreements will be adjusted based on our current fee standard at that time.

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

Leased hotel management

As of December 31, 2023, we had 32 leased hotels, accounting for approximately 2.6% of our hotels. We manage and operate each aspect of these hotels and bear the corresponding expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2023, approximately 63.4% of our room-nights were sold through our central reservation system.

A key component of our marketing efforts is the A-Card, our loyalty program, which unites all of our brands. We believe the A-Card loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2023, our A-Card had over 63 million individual members. Leveraging our technology infrastructure, we are able to optimize the efficiency of our internal operations at various levels to better serve our A-Card members.

We provide our A-Card members and the general public with convenient, friendly and updated services through our online service system consisting of our mobile app and our Weixin mini program. The system provides information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and member community services.

Individual members who are also employees of our corporate members are free to choose between the discounted corporate rate and their own membership rate. As of December 31, 2023, we had over 8,000 corporate members registered with us.

Competition

We face competition as a hotel manager and franchisor. Competition in China’s hospitality industry generally is based on brand reputation; the attractiveness of the facility; location; room rates; quality and consistency of services; quality of accommodations; variety and quality of amenities; food and beverage options; retail offerings; public areas and other customer services; and the attractiveness of loyalty programs.

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

Our Environmental, Social and Governance (ESG) Initiatives

We are committed to reduce our environmental footprint and strictly comply with environmental laws, regulations and policies. For example, in accordance with the regional policies in Shanghai and Beijing, we no longer provide disposable amenities in the guest rooms. Our other guest room amenities, including bath robes and towels are sealed in bags, so that we are not required to change them if the guests choose not to use them. Many of our products are also environmental-friendly. Our beddings are manufactured with natural materials without the use of bleach and fluorescent. The paper cups we provide in the guest rooms are made of biodegradable base paper and polylactic acid coated paper, contributing to environmental sustainability and ensuring a secure and eco-friendly stay for our guests.

We are also committed to giving back to our society and communities. The remote and beautiful tea village of Yaduo located in Nujiang Lisu Autonomous Prefecture was afflicted with poverty by the first time we visited. Beyond inspiring the creation of our hotels, we recognized the potential in Yaduo’s tea plantation and were committed to uplifting the village. In 2018, we guided villagers on plantation at scale, collectively procured their production, and offered Yaduo teas to our guests, providing villagers with a stable stream of income. During our recent visit to Yaduo in October 2023, we were elated to see how this village has changed. To date, all households in Yaduo village were lifted out of poverty. As of the end of December 2023, the plantation area of three ancient tree tea gardens we helped to build approximated 1,647 acres. The cumulative local tea purchase has reached approximately 150,000 kilograms, with a total purchase amount exceeding RMB 37 million. We aspire for the tea gardens in Yaduo village to not only reclaim local wasteland for agriculture but also to make a positive contribution to local ecological restoration and environmental protection. In addition, at the beginning of 2023, we initiated the “Fitting Room with Heart” project, calling on all our employees to donate clothes to Yaduo village. In June 2023, we donated a batch of clothing with a value around RMB2 million to Nujiang Lisu Autonomous Prefecture, with a specific allocation for Yaduo village.

In November 2023, we formed an ESG team tasked with setting and implementing ESG goals in alignment with our sustainable development strategy moving forward.

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

As of December 31, 2023, we registered 1,255 trademarks and logos with the China Trademark Office. The trademarks and logos currently used in our current hotels are under protection of these registered trademarks and logos. As of December 31, 2023, an additional 65 trademark applications were under review by the PRC authorities. As of the same date, we also registered 58 trademarks and filed one trademark application outside China. We also received copyright registration certificates for 16 software programs developed by us and registered 13 patents in China as of December 31, 2023. As of the same date, one patent application was under review in China. In addition, we registered 62 national and international top-level domain names, including yaduo.com, as of December 31, 2023. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry- Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.”

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

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016 and in April 2019, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 1991, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was most recently amended in December 2017, according to which hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021, according to which any hotel that provides food must obtain a license. In June 2023, the State Administration for Market Regulation promulgated the Administrative Measures for Food Operation Licensing and Record-filing, which came into effect in December 2023 and replaced the Administrative Measures on Administration of Food Business Licensing which was enacted in August 2015 and amended in November 2017. According to the Administrative Measures for Food Operation Licensing and Record-Filing, any entity involving sales of food or food services must obtain a food business license. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008, April 2019 and April 2021, respectively, by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, amended and promulgated on April 30, 2009 and effective as of May 1, 2009 and most recently amended on November 1, 2012 by the Ministry of Public Security, and the Interim Provisions on Administration of Review and Examination of Fire Prevention Design of Construction Projects promulgated on April 1, 2020, effective as of June 1, 2020 and amended on October 30, 2023 by the Ministry of Housing and Urban-rural Construction require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural development authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural development authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

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

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended on March 15, 2014. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

●	to ensure that commodities and services meet with certain safety requirements;
●	to protect the safety of consumers;
●	to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;
●	to provide consumers with accurate information and to refrain from conducting false advertising;
●	to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

●	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;
●	to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and
●	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

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

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOFCOM, and its regional counterparts. Such activities are currently regulated by the Administrative Regulations on Commercial Franchising, which was promulgated by the State Council on February 6, 2007 and became effective on May 1, 2007. The Administrative Regulations on Commercial Franchising were subsequently supplemented by the Administrative Measures on Filing of Commercial Franchises, which was amended and promulgated by the MOFCOM on December 12, 2011, became effective on February 1, 2012 and was most recently amended on December 29, 2023, and the newly amended Administrative Measures on Information Disclosure of Commercial Franchises, which was promulgated by the MOFCOM on February 23, 2012 and became effective on April 1, 2012.

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

Franchisors are generally required to file franchise contracts with the MOFCOM or its local counterparts. Failure to report franchising activities may result in penalties such as fines up to RMB100,000. Such non - compliance may also be bulletined. In the first quarter of every year, franchisors are required to report to the MOFCOM or its local counterparts any franchise contracts they executed, canceled, renewed or amended in the previous year.

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

Pursuant to the Administrative Measures on Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

●	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;
●	basic information relating to the registered trademark, logo, patent, know-how and business model;
●	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);
●	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;
●	the detailed plan, provision and implementation plan of consistent services including operational guidance, technical support and business training provided to the franchisee;
●	detailed measures for guiding and supervising the operation of the franchisor;
●	investment budget for all franchised hotels of the franchisee;
●	the current numbers, territory and operation evaluation of the franchisees within China;
●	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;
●	information on any lawsuit in which the franchisor has been involved in the previous five years;
●	basic information regarding whether the franchisor and its legal representative have any record of material violation; and
●	other information required to be disclosed by the MOFCOM.

In the event of failure to disclose or misrepresentation, the franchisee may terminate the franchise contract and the franchisor may be fined up to RMB100,000. In addition, such non - compliance may be bulletined.

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

According to the Administrative Measures on Internet Domain Names promulgated by the Ministry of Industry and Information Technology of PRC on August 24, 2017 and took effect on November 1, 2017. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

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

Regulations on Taxation

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, and came into effect on January 1, 2008 and was amended by the SCNPC on February 24, 2017 and December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008, and was amended by the State Council on April 23, 2019 and came into effect on the same date, a uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises. These enterprises are classified as either resident enterprises or nonresident enterprises. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A nonresident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and Hong Kong entered into between Mainland China and the Hong Kong Special Administrative Region on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the State Administration of Taxation or the SAT on February 20, 2009 and which came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018 and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), promulgated on March 30, 2015 and last amended on March 23, 2023, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under the Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, the Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, which was replaced by the Circular on Further Deepening the Reform to Promote the Facilitation Cross-border Trade and Investment as of December 4, 2023 (“Circular 28”). Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects.

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

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later amended on May 29, 2016 and on March 23, 2023. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On February 15, 2012, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or stock option plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.

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

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, or Circular 37, which became effective and suspended Circular 75 on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated previously. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local branch of the SAFE before making a contribution to an enterprise directly established or indirectly controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or equity interests, referred to in this circular as a “special purpose vehicle.” Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local branch of the SAFE before exercising such options. The SAFE simultaneously issued guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.

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

On December 19, 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investments which became effective on January 18, 2021. Under the Security Review of Foreign Investments, for foreign investments that affect or may affect national security, security review shall be conducted by the office led by NDRC and MOFCOM. For the purpose of these Measures, the term “foreign investment” refers to the investment activities carried out by foreign investors directly or indirectly within the territory of the PRC, including the following circumstances:

●	where foreign investors invest, solely or jointly with other investors, in new projects or establishing enterprises in the PRC;
●	where foreign investors acquire equity or assets of domestic enterprises by way of merger and acquisition; or
●	where foreign investors make investments in the PRC in any other form.

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

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund from 2021 to 2023. The restricted amounts of our PRC subsidiaries totaled RMB83.9 million and RMB126.3 million (US$17.8 million) as of December 31, 2022 and 2023, respectively. See “Item 4. Information on The Company-4.B. Business Overview-Regulation-Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Taxation-PRC” for more details.

Since the completion of prior to our initial public offering in November 2022, none of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including Atour Lifestyle Holdings Limited, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In May 2021, our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited, distributed RMB20.6 million to certain shareholders. Historically, Atour Shanghai has also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2021, 2021 and 2023, we did not transfer any cash proceeds to any of our PRC subsidiaries except for the cash transfers within our Group in connection with our restructuring in 2021 for our initial public offering. In the future, cash proceeds raised from overseas financing activities, may be transferred by us through our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations.

4.D.	Property, Plants and Equipment

Our principal executive offices are located in Shanghai, China and occupy nearly 7,029 square meters of office space, all of which is leased by us. As of December 31, 2023, we had leased a total of 37 properties for commercial uses, with 31 properties used for the operations of our 32 leased hotels and six properties for other commercial uses, such as our headquarters and office premises. The gross floor area of our leased properties for commercial uses range from approximately 538 square meters to 26,328 square meters. All our leased properties are located in the PRC, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

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

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations are subject to general economic conditions and conditions affecting the hospitality industry in general, which include, among others:

●Changes in the national, regional or local economic conditions in China.   Our financial performance, particularly our ability to drive growth, depends upon the demand for our hotel offerings, which is closely linked to the general economy and is sensitive to business and individual discretionary spending levels in China. While the hospitality industry in China has been benefitting from the significant growth experienced by the PRC economy in recent years, the COVID-19 pandemic has negatively affected our industry. Despite the substantial improvements in social and economic conditions in China since late 2022, there remain uncertainties regarding the general economic conditions and demand for our hotel offerings. Our costs and expenses may also be affected by China’s inflation level. Other macro-economic factors beyond our control may also affect our results of operations. For example, any prolonged recurrence of other contagious diseases, social instability or significant natural disasters may have a negative impact on the demand for our hotel offerings.

●PRC government policies and regulations.   Our business is subject to various compliance and operational requirements under PRC laws. In particular, each of our hotels is required to comply with license requirements and laws and regulations with respect to hospitality industry, internet platform, construction, building, zoning, environmental protection, food safety, public safety, health and sanitary requirements. Any changes to the existing laws and regulations in the future may increase our compliance efforts at significant cost. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations that may subject us to liability.”
●Industry competition.   The hospitality industry in China is highly competitive. We compete primarily with both domestic and international branded hotel chains and independent hotels. Competition in the hospitality industry is generally focused on hotel room rates, quality of accommodations, brand recognitions, convenience of locations, geographic coverages, quality and range of services, other lifestyle offerings and guest amenities.
●Seasonality.   The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their locations, types of property and competitive mix within the specific locations. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels. Based on historical results, we generally expect our hotel revenues for each hotel to be higher in the remaining three quarters of each year than in each of the first quarter due to general travel and consumption patterns in China.

Specific Factors Affecting Our Results of Operations

While our business is affected by factors relating to general economic conditions and the hospitality industry in China, we believe that our results of operations are also affected by company-specific factors, including, among others:

●The total number of hotels and hotel rooms in our hotel network.   Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. We mainly adopt a “manachise” model to operate the vast majority of the hotels in our hotel network. As a result, whether we can successfully increase the number of hotels and hotel rooms in our hotel chain is largely affected by our ability to franchise additional hotel properties at desirable locations on commercially favorable terms and to maintain the quality of service at our hotels and the value of our brand.
●The fixed-cost nature of our hotel business.   A significant portion of our operating costs and expenses associated with our hotel operations and franchise model, including rent and base salary, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability of our hotel business. Vice versa, a decrease in our revenues could result in a disproportionately larger decrease in our profits because our operating costs and expenses are unlikely to decrease proportionately.

●The proportion of mature hotels in our hotel portfolio.   The operation of each hotel typically involves three stages: development, ramp-up and mature operations. We define mature hotels as those that have been in operation for more than six months. It typically takes six months for our newly opened hotels to ramp up before such hotels can generate normal and stable revenues. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated from these new hotels may be insufficient to cover their operating costs. The pre-opening expenses incurred during the development stage of our leased hotels, the lower franchise management fees generated by our manachised hotels during the ramp-up stage and the lower profitability during the ramp-up stage for our hotels may have a significant negative impact on our overall financial performance. The table below illustrates the number of our hotels in development stage, ramp-up stage and mature operation stage as of the dates indicated.

	As of		As of		As of
	December 31, 2021(1)		December 31, 2022(1)		December 31, 2023
		Percentage of		Percentage of		Percentage of
	Number	total hotels	Number of	total hotels in	Number	total hotels in
	of hotels	in the three stages	hotels	the three stages	of hotels	the three stages
Development stage	338	31.2%	363	28.0%	617	33.8%
Ramp-up stage	114	10.5%	124	9.6%	203	11.1%
Mature stage	631	58.3%	808	62.4%	1,007	55.1%

Note:

(1) Includes 42 and 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 pandemic, which were not in operation as of December 31, 2021 and 2022, respectively. By the end of the second quarter of 2023, all of our manachised hotels previously requisitioned by governmental authorities for quarantine purposes had been restored to our management.

●The growth of our A-Card members and their levels of engagement.   Our tier-based A-Card loyalty program is a fully digitized membership program that unites all our hotel and lifestyle brands. We currently offer five tiers of membership from welcome level to infinite level, each corresponding to a different class of member benefits, privileges and rewards. Joining welcome level is completely free, and it takes six room-nights or 2,800 Jimu points to upgrade to the third tier — gold level. Alternatively, welcome-level guests can also pay RMB199 to upgrade to gold level directly and enjoy the corresponding rewards. Our A-Card members contribute to a significant portion of our revenue. Our member base has been growing rapidly. As of December 31, 2023, we had over 63 million registered individual members. If we are able to further grow the size of our member base and increase customer stickiness of our loyalty program, we will be able to further increase our revenue and reduce our customer acquisition expenses.
●The growth and profitability of our retail business.   In addition to hotel service offerings, we also operate an innovative retail business embedded in our hotel rooms as well as through our e-stores. The growth and profitability of this retail business depends on the variety, attractiveness and pricing of our lifestyle products, as well as the development, procurement, sales, transportation and storage expenses.

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

Increase in total hotels and hotel rooms.   As we continue to scale our presence by leveraging our strong brand reputation, the total number of our hotels increased from 745 as of December 31, 2021 to 932 as of December 31, 2022, and further to 1,210 as of December 31, 2023. Similarly, the total number of our hotel rooms increased from 86,654 as of December 31, 2021 to 107,998 as of December 31, 2022, and further to 137,921 as of December 31, 2023. As of December 31, 2023, there were 1,210 hotels in our nationwide network, with a total of 137,921 hotel rooms. As of the same date, we had a total of 617 manachised hotels with a total of 66,968 rooms under development.

	As of	As of	As of
	December 31, 2021	December 31, 2022	December 31, 2023
Total hotels(1)
Manachised hotels	712	899	1,178
Leased hotels	33	33	32
All hotels	745	932	1,210
Hotel rooms(1)
Manachised hotels	81,594	102,945	133,291
Leased hotels	5,060	5,053	4,630
All hotels	86,654	107,998	137,921

Note:

(1) Includes 42 and 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 pandemic, which were not in operation as of December 31, 2021 and 2022, respectively. By the end of the second quarter of 2023, all of our manachised hotels previously requisitioned by governmental authorities for quarantine purposes had been restored to our management.

	Years ended December 31,
	2021		2022		2023
	Exclusive
	of	Inclusive of	Exclusive of	Inclusive of	Exclusive of	Inclusive of
	requisitioned	requisitioned	requisitioned	requisitioned	requisitioned	requisitioned
	hotels(2)	hotels	hotels(2)	hotels	hotels(2)	hotels
Occupancy rate (in percentage)
Manachised hotels	67.4%	66.8%	62.9%	60.6%	77.6%	77.0%
Leased hotels	70.8%	71.1%	65.8%	67.2%	83.6%	83.6%
All hotels	67.7%	67.0%	63.0%	60.9%	77.8%	77.3%
ADR (in RMB)
Manachised hotels	407.4	405.2	386.4	379.0	457.8	457.8
Leased hotels	517.0	513.3	465.0	463.2	587.2	587.1
All hotels	415.2	412.7	391.2	383.9	463.6	463.5
RevPAR (in RMB)
Manachised hotels	288.1	283.7	256.3	243.2	370.8	368.3
Leased hotels	388.1	387.5	330.6	336.9	517.2	517.1
All hotels	294.9	290.5	260.7	248.1	376.8	374.4

Note:

(2) Excludes, for purposes of calculating these key operating metrics, approximately 1,191 thousand, 5,532 thousand and 308 thousand room-nights related to hotel rooms that were requisitioned by the government for quarantine needs in response to the COVID-19 pandemic or otherwise became unavailable due to temporary hotel closures in 2021, 2022 and 2023, respectively. By the end of the second quarter of 2023, all of our manachised hotels previously requisitioned by governmental authorities for quarantine purposes had been restored to our management. The ADR and RevPAR are calculated based on the tax inclusive room rates.

RevPAR.   RevPAR is calculated as the total revenue during a period divided by the number of available rooms of such hotel during the same period. As a commonly used operating measure in the hospitality industry, RevPAR is largely affected by occupancy rate and ADR. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offerings, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, seasonality, and our relative brand and product strengths. To drive our occupancy rates and room rates, we focus on continuing to improve our guests’ hotel and retail experiences and increasing the stickiness of our loyalty program members, through continuously improving our service quality, expanding our hotel brand portfolios, and integrating technologies into our customer service and hotel operations.

Key Components of Results of Operations

Our financial key performance indicators consist of our net revenues, operating costs and expenses, EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) which are discussed in more detail in the following paragraphs and in “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Non-GAAP Financial Measures.”

Net revenues.   We primarily derive our revenues from (i) franchise and management fees from our manachised hotels and sales of hotel supplies and other products to our manachised hotels, (ii) operations of our leased hotels, and (iii) sales of our retail products in connection with our retail business.

The following table sets forth the revenues generated from our manachised and leased hotels, and retail business and others, both in absolute amount and as a percentage of net revenues for the years indicated.

	Years ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Revenues:
Manachised hotels	1,220,301	56.8	1,360,843	60.1	2,705,609	381,077	58.0
Leased hotels	630,238	29.4	552,929	24.5	840,044	118,318	18.0
Retail	191,596	8.9	253,607	11.2	971,931	136,894	20.8
Others	105,442	4.9	95,604	4.2	148,383	20,899	3.2
Net revenues	2,147,577	100.0	2,262,983	100.0	4,665,967	657,188	100.0

●Manachised hotels. In 2021, 2022 and 2023, we generated revenues of RMB1,220.3 million, RMB1,360.8 million and RMB2,705.6 million (US$381.1 million) from our manachised hotels, respectively which accounted for 56.8%, 60.1% and 58.0% of our net revenues for the relevant years. As of December 31, 2023, we had 617 manachised hotels under development.

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

Our franchise and management agreements for our manachised hotels typically run for a fixed term of 8 to 15 years. We generally charge our franchisees an upfront franchise fee at a rate of RMB4,000 to RMB6,000 per room, depending on the brand of the manachised hotel, as well as fees related to pre-opening services, including information system installation service. After a manachised hotel opens, we generally charge the franchisee a monthly franchise and management fee of 5% to 6% of the gross revenues generated by each manachised hotel depending on the hotel brand. Furthermore, we charge our franchisees a fixed monthly hotel managers fee, fees for purchase of hotel supplies and other products, and other ongoing service fees, such as system and accounting support fees. We do not expect any material franchise and management agreements to be terminated in the foreseeable future.

●Leased hotels. In 2021, 2022 and 2023, we generated revenues of RMB630.2 million, RMB552.9 million and RMB840.0 million (US$118.3 million) from our leased hotels, respectively, which accounted for 29.4%, 24.5% and 18.0% of our net revenues for the relevant years.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from 5 to 15 years. We typically enjoy an initial three-to six-month rent-free period. After that, we generally pay fixed rent on a monthly or quarterly basis for the first two years of the lease term, after which we are generally subject to a modest increase every two to five years within the lease term. We do not expect any material lease agreements to be terminated in the foreseeable future.

The rent is generally paid upfront at the beginning of each payment period and we recognize the total rental expense on a straight-line basis over the initial lease term.

●Retail.   In 2021, 2022 and 2023, we generated revenues of RMB191.6 million, RMB253.6 million and RMB971.9 million (US$136.9 million) from retail business, respectively, which accounted for 8.9%, 11.2% and 20.8% of our net revenues for the relevant years.
●Others. Besides the revenues discussed above, we also generate a growing portion of revenues from our other business as we continue to diversify our monetization methods and drive customer spending, primarily including our membership business. In 2021, 2022 and 2023, we generated revenues of RMB105.4 million, RMB95.6 million and RMB148.4 million (US$20.9 million) from other business, respectively, which accounted for 4.9%, 4.2% and 3.2% of our net revenues for the relevant years.

Operating Costs and Expenses.   Our operating costs and expenses consist of hotel operating costs, retail costs, other operating costs, selling and marketing expenses, general and administrative expenses, technology and development expenses, and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the years indicated.

	Years ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Net Revenues	2,147,577	100.0	2,262,983	100.0	4,665,967	657,188	100.0
Operating costs and expenses:
Hotel operating costs	1,419,578	66.1	1,393,312	61.6	2,240,890	315,623	47.9
Retail costs	121,365	5.6	151,815	6.7	513,326	72,300	11.0
Other operating costs	41,959	2.0	34,870	1.5	72,543	10,218	1.6
Selling and marketing expenses	124,210	5.8	139,929	6.2	469,595	66,141	10.1
General and administrative expenses	197,064	9.2	350,009	15.5	451,470	63,588	9.7
Technology and development expenses	52,121	2.4	66,182	2.9	77,288	10,886	1.7
Pre-opening expenses	17,595	0.8	—	—	—	—	—
Total operating costs and expenses	1,973,892	91.9	2,136,117	94.4	3,825,112	538,756	82.0

●Hotel operating costs.   Our hotel operating costs account for a substantial majority of our total operating costs and expenses, which consist of costs and expenses directly attributable to the operation of our leased and manachised hotels.

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Hotel operating costs
Manachised hotels	795,661	801,910	1,533,326	215,965
Leased hotels	623,917	591,402	707,564	99,658
Total hotel operating costs	1,419,578	1,393,312	2,240,890	315,623

●	Manachised hotel operating costs primarily include costs of hotel supplies and other products sold to our manachised hotels as well as compensation and benefits for manachised hotel managers and on-site HR representatives. Compensation and benefits are recouped by us in the form of monthly hotel managers fees. We aim to manage the growth rate of these costs while we increase the revenue of manachised hotels through fast expansion in the number of such hotels.
●	Leased hotel operating costs primarily include rental and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, equipment, fixture and furniture. These costs are relatively fixed. We aim to manage these costs while we increase the revenue of leased hotels.

We aim to continue to manage our hotel operating costs as a percentage of our net revenues as we continue to achieve economies of scale and manage our operating costs and expenses through application of technologies.

●	Retail costs. Our retail costs primarily include cost of our lifestyle products in relation to our retail business.
●	Other operating costs. Besides our hotel operating costs and retail costs, we also incur other operating costs.
●	Selling and marketing expenses. Our selling and marketing expenses consist primarily of advertising and promotion expenses, commissions to travel intermediaries and e-commerce platforms, and compensation and benefits for our sales and marketing personnel.
●	General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office and other relevant employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, allowance expenses for doubtful accounts and office expenses for corporate and regional offices including depreciation and amortization expense of office equipment.
●	Technology and development expenses. Our technology and development expenses consist of (i) staff costs incurred for the self-developed hotel operation, reservation systems and other systems related to sales of hotel supplies and retail business, (ii) servers and cloud infrastructure costs, (iii) retail products development costs, (iv) other expenses related to technology and development functions.

●	Pre-opening expenses. Our pre-opening expenses are incurred in connection with development activities of our leased hotels and consist primarily of rental expenses and staff costs incurred during the relevant hotel pre-opening period. Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental expenses incurred during the development stage. The following table sets forth the components of our pre-opening expenses for the years indicated.

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Rental expenses	11,899	—	—	—
Personnel cost	3,605	—	—	—
Others	2,091	—	—	—
Total pre-opening expenses	17,595	—	—	—

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

PRC

Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Shanghai Chengduo Information Technology Co., Ltd. has been accredited as a software enterprise company since 2022. It qualifies for the tax holiday during which they are entitled to an exemption from EIT for two years commencing from their first profit-making year of operation and the 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment.

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

	Years ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Revenues:
Manachised hotels	1,220,301	56.8	1,360,843	60.1	2,705,609	381,077	58.0
Leased hotels	630,238	29.4	552,929	24.5	840,044	118,318	18.0
Retail	191,596	8.9	253,607	11.2	971,931	136,894	20.8
Others	105,442	4.9	95,604	4.2	148,383	20,899	3.2
Net revenues	2,147,577	100.0	2,262,983	100.0	4,665,967	657,188	100.0
Operating costs and expenses:
Hotel operating costs	(1,419,578)	(66.1)	(1,393,312)	(61.6)	(2,240,890)	(315,623)	(47.9)
Retail costs	(121,365)	(5.6)	(151,815)	(6.7)	(513,326)	(72,300)	(11.0)
Other operating costs	(41,959)	(2.0)	(34,870)	(1.5)	(72,543)	(10,218)	(1.6)
Selling and marketing expenses	(124,210)	(5.8)	(139,929)	(6.2)	(469,595)	(66,141)	(10.1)
General and administrative expenses	(197,064)	(9.2)	(350,009)	(15.5)	(451,470)	(63,588)	(9.7)
Technology and development expenses	(52,121)	(2.4)	(66,182)	(2.9)	(77,288)	(10,886)	(1.7)
Pre-opening expenses	(17,595)	(0.8)	—	—	—	—	—
Total operating costs and expenses	(1,973,892)	(91.9)	(2,136,117)	(94.4)	(3,825,112)	(538,756)	(82.0)
Other operating income	22,371	1.0	38,094	1.7	83,179	11,716	1.8
Income from operation	196,056	9.1	164,960	7.3	924,034	130,148	19.8
Interest income	6,722	0.3	14,456	0.6	29,569	4,165	0.6
Gain from short-term investments	8,745	0.4	8,455	0.4	34,519	4,862	0.7
Interest expense	(7,937)	(0.4)	(6,501)	(0.3)	(5,005)	(705)	(0.1)
Other (expenses) income, net	301	0.0	(814)	(0.0)	(1,024)	(145)	(0.0)
Income before income tax	203,887	9.5	180,556	8.0	982,093	138,325	21.0
Income tax expense	(64,217)	(3.0)	(84,474)	(3.7)	(243,036)	(34,231)	(5.2)
Net income	139,670	6.5	96,082	4.2	739,057	104,094	15.8
Less: net income (loss) attributable to non-controlling interests	(5,384)	(0.3)	(2,017)	(0.1)	1,920	270	0.0
Net income attributable to the Company	145,054	6.8	98,099	4.3	737,137	103,824	15.8

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues.   Our net revenues increased from RMB2,263.0 million in 2022 to RMB4,666.0 million (US$657.2 million) in 2023, driven by robust growth in both hotel and retail businesses.

●	Manachised hotels. Revenues from our manachised hotels increased by 98.8% from RMB1,360.8 million in 2022 to RMB2,705.6 million (US$381.1 million) in 2023. The increase was primarily driven by the ongoing expansion of our hotel network and the growth of manachised hotels’ RevPAR. The total number of our manachised hotels increased from 899 as of December 31,2022 to 1,178 as of December 31, 2023. RevPAR of our manachised hotels surpassed the 2019 level, increasing from RMB256 in 2022 to RMB371 in 2023.
●	Leased hotels. Revenues from our leased hotels increased by 51.9% from RMB552.9 million in 2022 to RMB840.0 million (US$118.3 million) in 2023. The increase was mainly due to the growth of leased hotels’ RevPAR, which surpassed the 2019 level and increased from RMB331 in 2022 to RMB517 in 2023.
●	Retail. Our retail revenues increased by 283.2% from RMB253.6 million in 2022 to RMB971.9 million (US$136.9 million) in 2023. The increase was driven by widespread recognition of our retail brands and compelling product offerings, as well as improved product development and distribution capabilities.

●	Others. Our other revenues increased by 55.2% from RMB95.6 million in 2022 to RMB148.4 million (US$20.9 million) in 2023. The increase was driven by our fast-growing membership business.

Operating Costs and Expenses.   Our operating costs and expenses increased by 79.1% from RMB2,136.1 million in 2022 to RMB3,825.1 million (US$538.8 million) in 2023.

●	Hotel operating costs. Our hotel operating costs increased by 60.8% from RMB1,393.3 million in 2022 to RMB2,240.9 million (US$315.6 million) in 2023. The increase was mainly due to the increase in variable costs, such as supply chain costs, associated with the continued growth of our hotel business. Hotel operating costs represented 63.2% of net revenues from our manachised and leased hotels in 2023, down from 72.8% in 2022.
●	Retail costs. Our retail costs increased by 238.1% from RMB151.8 million in 2022 to RMB513.3 million (US$72.3 million) in 2023. The increase was associated with the rapid growth of our retail business. Retail costs represented 52.8% of retail revenues in 2023, down from 59.9% in 2022.
●	Other operating costs. Our other operating costs increased by 108.0% from RMB34.9 million in 2022 to RMB72.5 million (US$10.2 million) in 2023. The increase was mainly due to the increase of taxes and surcharges.
●	Selling and marketing expenses. Our selling and marketing expenses increased by 235.6% from RMB139.9 million in 2022 to RMB469.6 million (US$66.1 million) in 2023. The increases were mainly due to our increased investment in brand awareness and online channel development associated with our retail business.
●	General and administrative expenses. Our general and administrative expenses increased by 29.0% from RMB350.0 million in 2022 to RMB451.5 million (US$63.6 million) in 2023. The increase was primarily due to increased costs related to recognition of allowance for doubtful accounts, management personnel and professional service expenses.
●	Technology and development expenses. Our technology and development expenses increased by 16.8% from RMB66.2 million in 2022 to RMB77.3 million (US$10.9 million) in 2023. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network, retail business and customer experience improvements.
●	Pre-opening expenses. We did not incur any pre-opening expenses in 2023 as there were no newly-leased hotels on our opening schedule.

Other operating income. Our other operating income primarily consists of income from government subsidies and value-added tax related benefits. Our other operating income increased by 118.4% from RMB38.1 million in 2022 to RMB83.2 million (US$11.7 million) in 2023. The increases were mainly due to increase of income from government subsidies.

Income from operation. As a result of the foregoing, we had income from operation of RMB165.0 million and RMB924.0 million (US$130.1 million) in 2022 and 2023, respectively.

Interest income. Our interest income consists primarily of interest from our bank deposits. Our interest income increased by 104.5% from RMB14.5 million in 2022 to RMB29.6 million (US$4.2 million) in 2023, due to increased cash at bank in line with our business expansion and revenue growth.

Gain from short-term investments. Our gain from short-term investments increased by 308.3% from RMB8.5 million in 2022 to RMB34.5 million (US$4.9 million) in 2023, due to increased short-term investments made in line with our business expansion and revenue growth.

Interest expense. Our interest expense consists primarily of interests related to our borrowings. Our interest expense decreased by 23.0% from RMB6.5 million in 2022 to RMB5.0 million (US$0.7 million) in 2023, due to a decrease in our borrowings.

Income tax expense. Our income tax expense increased to RMB243.0 million (US$34.2 million) in 2023 from RMB84.5 million in 2022. The actual income tax expense differed from the amount computed by applying the PRC statutory income tax rate of 25% to income before income tax, which was primarily due to preferential tax rate of one subsidiary net off non-deductible share-based compensation expenses.

Net income. As a result of the foregoing, we had net income of RMB96.1 million and RMB739.1 million (US$104.1 million) in 2022 and 2023, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, see “Item 5.A. Operating Results — Results of Operations — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 28, 2023.

Non-GAAP Financial Measures

To supplement our audited consolidated financial results presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), we use the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income (loss), which is defined as net income (loss) excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We believe that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that we have made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding our performance by excluding share-based compensation expenses, as the investors can better understand our performance and compare business trends among different reporting periods on a consistent basis excluding share-based compensation expenses which are not expected to result in cash payment. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate our management’s internal comparisons to our historical performance. We believe these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by our management in financial and operational decision-making.

The use of these non-GAAP measures has certain limitations as the excluded items have been and will be incurred and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. We compensate for these limitations by providing the relevant disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate these measures in the same manner as we do.

A reconciliation of net income which is the most directly comparable U.S. GAAP measure to adjusted net income (non-GAAP), EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP), is provided below:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net income (GAAP)	139,670	96,082	739,057	104,094
Share-based compensation expenses, net of tax effect of nil(1)	—	163,193	163,978	23,096
Adjusted Net income (Non-GAAP)	139,670	259,275	903,035	127,190

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net income (GAAP)	139,670	96,082	739,057	104,094
Interest expense	7,937	6,501	5,005	705
Interest income	(6,722)	(14,456)	(29,569)	(4,165)
Income tax expense	64,217	84,474	243,036	34,231
Depreciation and amortization	93,911	88,561	85,021	11,975
EBITDA (Non-GAAP)	299,013	261,162	1,042,550	146,840
Share-based compensation expenses	—	163,193	163,978	23,096
Adjusted EBITDA (Non-GAAP)	299,013	424,355	1,206,528	169,936

Note:

(1)

The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were nondeductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

5.B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity come from cash generated from operating activities, equity financing and bank loans. As of December 31, 2023, we had RMB2,840.8 million (US$400.1 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	417,879	283,677	1,988,674	280,097
Net cash used in investing activities	(42,225)	(192,225)	(600,521)	(84,583)
Net cash (used in) generated from financing activities	(161,080)	456,310	(146,916)	(20,693)
Net increase in cash and cash equivalents and restricted cash	206,393	550,578	1,251,646	176,291
Cash and cash equivalents and restricted cash at the beginning of the period	833,136	1,039,529	1,590,107	223,961
Cash and cash equivalents and restricted cash at the end of the period	1,039,529	1,590,107	2,841,753	400,252

Operating Activities

Our net cash generated from operating activities decreased from RMB417.9 million in 2021 to RMB283.7 million in 2022, primarily due to accelerated payment to our franchisees by us and the impact of the resurgence of the COVID-19 pandemic in various cities across China during 2022. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry-The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial and operating performance.”

Our net cash generated from operating activities increased from RMB283.7 million in 2022 to RMB1,988.7 million (US$280.1 million) in 2023, mainly due to the increase in net income, as adjusted by changes in working capital, including primarily the increases in accrued expenses and other payables, accounts payable and deferred revenue.

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased hotels, and investment in short-term financial products offered by PRC commercial banks.

Our net cash used in investing activities increased from RMB42.2 million in 2021 to RMB192.2 million in 2022, primarily due to increase in investment in short-term financial products.

Our net cash used in investing activities increased from RMB192.2 million in 2022 to RMB600.5 million (US$84.6 million) in 2023, primarily due to purchases of short-term investments for cash management purposes.

Financing Activities

Our financing activities primarily consisted of net proceeds from initial public offering, borrowings from PRC commercial banks and other third parties, proceeds from employee stock option exercise and payment for dividends.

Our net cash generated from investing activities was RMB456.3 million in 2022, compared with RMB161.1 net cash used in investing activities in 2021, primarily due to the receipt of proceeds from our initial public offering in 2022.

Our net cash used in financing activities was RMB146.9 million (US$20.7 million) in 2023, compared with RMB456.3 million of net cash generated from financing activities in 2022, which was attributable to our cash dividend payment and repayment of borrowings net off by the proceeds from employee stock option exercise.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our working capital and operating expenditure needs, capital expenditures, contractual obligations and outstanding indebtedness.

Other than the capital expenditures and contractual obligations, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. We did not have material future minimum capital commitments as of December 31, 2023.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures were RMB64.0 million, RMB36.4 million and RMB41.7 million (US$5.9 million) in 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will continue to meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

Payment Due by Period
		Less			More
		Than	1 – 3	3 – 5	Than
	Total	1 Year	Years	Years	5 Years

(in RMB thousands)
Operating lease obligations	2,202,333	369,780	592,760	544,445	695,348

Our operating lease obligations are primarily related to our obligations under lease agreements with lessors of business offices and certain hotels.

Outstanding Indebtedness

As of December 31, 2023, we had several customary credit facilities with major merchant banks in China under which we could borrow up to RMB480 million during the term of the facilities with maturity dates ranging from August 2024 to December 2024. The drawdown of the credit facilities is subject to the terms and conditions of each credit agreement. As of December 31, 2023, we had outstanding bank loans in an aggregate amount of RMB70 million with weighted average interest rate of 3.3% per annum. As of December 31, 2023, the unutilized credit facility available was RMB410 million.

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

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries in China, in particular, Shanghai Atour Business Management Group Co., Ltd., or Atour Shanghai, and its subsidiaries, and a substantial portion of our assets are located in China. This holding company structure involves unique risks to investors. For example, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiaries totaled RMB83.9 million and RMB126.3 (US$17.8 million) as of December 31, 2022 and 2023, respectively. See “Item 4. Information on The Company-4.B. Business Overview-Regulation-Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Taxation-PRC” for more details.

None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including Atour Lifestyle Holdings Limited, or any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In May 2021, our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited, distributed RMB20.6 million to certain shareholders. Historically, Atour Shanghai has also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2021, 2022 and 2023, we did not transfer any cash proceeds to any of our PRC subsidiaries except for the cash transfers within our Group in connection with our restructuring in 2021 for our initial public offering. In the future, cash proceeds raised from overseas financing activities, including our initial public offering in November 2021, may be transferred by us through our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14.Material Modifications to The Rights of Security Holders and Use of Proceeds,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 4.Information on The Company—4.B. Business Overview—Regulation—Regulations on Offshore Financing.”

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

For the purposes of impairment testing of long-lived assets of leased hotel, the Group has concluded that an individual hotel is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there are circumstances that require the long-lived assets of a hotel be tested for possible impairment, the Group first compares undiscounted cash flows generated by the assets to the carrying amount. If the carrying amount of the long-lived assets is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Key assumptions in the undiscounted cash flows include the average daily rates and occupancy rates that are used to estimate the future cashflows of leased hotels. Estimates of future cash flows of leased hotels involve highly subjective judgments and can be significantly impacted by changes in the business or economic conditions.

The fair values of long-lived assets of leased hotels are primarily represented by the price market participant would pay to sub-lease the operating lease right of use assets and acquire remaining property and equipment assets, which reflect the highest and best use of these assets. Estimates of the price market participants would pay to sub-lease the operating lease right-of-use assets are based on comparable market rental information that could be reasonably obtained for the property.

The Group recognized RMB60,517 of impairment losses of leased hotels in hotel operating costs in the consolidated statement of comprehensive income for the year ended December 31, 2023.

No impairment losses were recognized for long-lived assets for the years ended December 31, 2021 and 2022.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haijun Wang	47	Founder, Chairman of Board of Directors and Chief Executive Officer
Xun Zhang	53	Co-Chief Operating Officer
Gang Chen	44	Co-Chief Operating Officer
Shoudong Wang	46	Co-Chief Financial Officer
Jianfeng Wu	38	Co-Chief Financial Officer
Lijun Gao	40	Director, Chief Compliance Officer
Hong Lu	48	Director, Senior Vice President
Shiwei Zhou	48	Director
Hongbin Zhou	50	Director
Chao Zhang	47	Independent Director
Cong Lin	63	Independent Director
Can Wang	44	Independent Director

Mr. Haijun Wang is our founder and has served as our Chairman of Board of Directors and Chief Executive Officer since 2013. Prior to founding Atour in 2013, Mr. Wang served as the executive vice president of China Lodging Group, Limited, currently known as H World Group Ltd., a company listed on Nasdaq under the ticker symbol of “HTHT” and the Hong Kong Stock Exchange under the stock code of “1179.” Prior to joining H World in 2005, Mr. Wang worked for Home Inns, Jinjiang Inn, as well as other reputable hotel companies. As the founder of Atour, the first upper midscale lifestyle hotel chain in China, Mr. Wang is a well-respected industry veteran with extensive hotel development and management experience. Mr. Wang was recognized as a leader in various industry leadership lists, including the List of the Most Innovative Business Figures in China, the List of 40 Leaders of China’s Hospitality Industry within the Past 40 Years, the List of the Most Innovative Figures in China’s Travel Industry. Mr. Wang graduated from Yanshan University and received his EMBA degree from the China Europe International Business School.

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

Mr. Shoudong Wang has served as our Co-Chief Financial Officer since 2021 and oversees the financial reporting and related strategic, management and operational matters of our company. Prior to joining us, Mr. Wang served in various positions for TANSH Global Food Group Co., Ltd., a company listed on the Hong Kong Stock Exchange under the stock code of “3666.” Mr. Wang served as the chief financial officer of TANSH Global Group Co., Ltd. from 2019 to 2020. During 2011 to 2016, Mr. Wang was in charge of the management of finance, legal affairs and internal audit at TANSH Global Group Co., Ltd. and also served as board secretary and joint company secretary. Previously, Mr. Wang served in the finance department of Best Buy Commercial (Shanghai) Co., Ltd. and Dazhong Transportation (Group) Co., Ltd., a company listed on the Shanghai Stock Exchange under the stock code of “600611.” Mr. Wang graduated from Fudan University and received his master’s degree in business administration from Fudan University.

Mr. Jianfeng Wu has served as our Co-Chief Financial Officer since 2023. Mr. Wu oversees our capital market matters, including investor relations and financing related matters, and is responsible for providing administrative and other support to our board. Prior to joining us, Mr. Wu spent eight years with CMB International Capital Limited, where he has served as a Managing Director, a member of Investment Banking Business Management Committee and the Head of Consumer sector in the Corporate Finance Department. Prior to joining CMBI in 2015, Mr. Wu also served in the Investment Banking Division of UBS Securities Co. Limited since 2008. He received his Bachelor’s Degree in Economics from the School of Economics and Management of Tsinghua University in 2008.

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

Mr. Hong Lu has served as our Senior Vice President and a director since 2021. Mr. Lu joined us in 2019 and served as a Vice President from 2019 to 2020. Previously, Mr. Lu served as a vice president and the board secretary of Xiamen 35.com Technology, a company listed on the Shenzhen Stock Exchange under the stock code of “300051,” a vice president and the board secretary of Shandong Zhongji Electrical Equipment Co., Ltd., a company listed on Shenzhen Stock Exchange under the stock code of “300308,” and the board secretary of Guangzhou Goaland Energy Conservation Tech. Co., Ltd., a company listed on the Shenzhen Stock Exchange under the stock code of “300499.” Mr. Lu graduated from Fuzhou University and received his MBA degree from the New York Institute of Technology.

Mr. Shiwei Zhou currently serves as our director. Mr. Zhou has also served as a vice president of Trip.com Group Ltd. since 2015. Mr. Zhou received a Master of Business Administration from the University of Southern California, a Master of Science from Columbia University, and a Bachelor of Engineering from Tongji University. He is a Certified Financial Analyst (CFA).

Mr. Hongbin Zhou currently serves as our director. Mr. Zhou has also been working at Legend Capital Management Co., Ltd. since 2005, and currently serves as its co-chief investment officer and executive committee member. Mr. Zhou is also a director of Milkway Chemical Engineering Supply Chain Service Co., Ltd.,Jiangsu Rec-Biotechnology Co., Ltd.,Shanghai Cell Therpy Group Co., Ltd., TriApex Laboratories Co., Ltd.,Ningbo Newbay Technology Development Co., Ltd. and Joy Wing Mau Fruit Technologies Co., Ltd.. Mr. Zhou graduated from Wuhan University and received his doctor’s degree in Business Administration from Fudan University.

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

Mr. Can Wang has served as our director since November 2022. Mr. Wang was the chief financial officer of New Hope Group Co. Ltd from September 2022 to January 2024. From 2020 to 2023, he was also a director at Health and Happiness International Holdings Limited. Mr. Wang has also served in various senior management roles, including chief financial officer, chief growth officer and executive director, at Fosun International from 2012 to 2020. Mr. Wang is a non-practicing member of Chinese Institute of Certified Public Accountants (CICPA) and a member of The Association of International Accountants (AIA) and a fellow member of the Association of Chartered Certified Accountants (ACCA), and has been appointed as Deputy President of China Association of Chief Financial Officers on 2021. Mr. Wang graduated from Anhui University in 1997 and received his MBA degree from China Europe International Business School in 2014.

Board Diversity Statistics

Board Diversity Matrix (As of Date of this Annual Report)
Country of Principal Executive Offices	The People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

6.B. Compensation

In 2023, we paid an aggregate of RMB22.7 million (US$3.2 million) in cash to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees-6. B. Compensation-Share Incentive Plans.”

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

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for a specific period of time following the last date of employment.

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

Under the Public Company Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 51,029,546 Class A ordinary shares, which have been reserved for issuance pursuant to the Public Company Plan accordingly. As of March 31, 2024, a total of 26,045,283 share options corresponding to 26,045,283 underlying Class A ordinary shares had been granted to the participants under the Public Company Plan.

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

The following table summarizes, as of March 31, 2024, the number of Class A ordinary shares under the options that we granted to our directors and executive officers:

Class A Ordinary
Shares Underlying
	Equity Awards	Exercise Price	Date of	Date of
	Granted	(US$/Share)	Grant(1)	Expiration
Executive Officers
Haijun Wang	4,000,000	3.01	March 30, 2023	March 29, 2033
Xun Zhang	*	*	April 15, 2021	April 14, 2031
Gang Chen	*	*	April 2, 2021 and June 27, 2022	April 1, 2031 and June 26, 2032
Shoudong Wang	*	*	November 16, 2022 and December 24, 2022	November 15, 2032 and December 23, 2032
Jianfeng Wu	*	*	July 20, 2023	July 19, 2032
Lijun Gao	*	*	April 2, 2021 and December 24, 2022	April 1, 2031 and December 23, 2032
Hong Lu	4,300,000	0.85-1.70	April 2, 2021 and November 16, 2022	April 1, 2031 and November 15, 2032
Non-Employee Directors
Shiwei Zhou	—	—	—	—
Hongbin Zhou	—	—	—	—
Chao Zhang**	—	—	—	—
Cong Lin**	—	—	—	—
Can Wang**	—	—	—	—
All directors and executive officers as a group	12,466,116	0-3.01
*	The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Certain awards shown in this table were issued under the Public Company Plan to replace the awards previously granted to such individuals under the 2017 PRC Plan between July 2017 and March 2021.

As of March 31, 2024, our employees and other qualified individuals other than members of our senior management as a group held a total of 13,579,167 share options granted under the Public Company Plan.

For discussions of our accounting policies and estimates for awards granted pursuant to the Public Company Plan and the 2017 PRC Plan, see “Item 5. Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates—Share-based Compensation.”

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

Audit Committee.    Our audit committee consists of Can Wang, Cong Lin and Chao Zhang, and is chaired by Can Wang. We have determined that each of Can Wang, Cong Lin and Chao Zhang satisfies the requirements of Section 303A of the Corporate Governance Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Can Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 7 of Form 20-F;
●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	periodically, reviewing and reassessing the adequacy of the committee charter;
●	at least annually, approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	overseeing and evaluating the handling of complaints and whistleblowing;

●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

Compensation Committee.    Our compensation committee consists of Haijun Wang, Can Wang and Chao Zhang and is chaired by Haijun Wang. We have determined that each of Can Wang and Chao Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	reviewing periodically and submitting for board’s approval of any equity incentive plans, programs or other similar arrangements;
●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;
●	periodically, reviewing and reassessing the adequacy of the committee charter;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	reporting regularly to the board.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Haijun Wang, Cong Lin and Chao Zhang, and is chaired by Haijun Wang. We have determined that each of Can Wang and Chao Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing periodically the current composition of the board with regards to characteristics such as issues of judgment, diversity, age, skills, background and experience;
●	reviewing candidates’ qualifications for membership on the board or a committee of the board based on the criteria approved by the board;
●	making recommendations to the board as to determinations of director independence;
●	reviewing and reassessing the adequacy of the committee charter;
●	reviewing and approving compensation (including equity-based compensation) for our directors; and
●	evaluating the performance and effectiveness of the board as a whole.

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

6.D.	Employees

We had 3,180, 3,255 and 4,248 employees as of December 31, 2021, 2022 and 2023, respectively. All of our employees are based in China.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

Number of
Function	Employees
Hotel Development	112
Hotel Management	3,672
Technology and Development	118
Retail and Supply Chain	106
Sales and Marketing	69
Others	171
Total	4,248

We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 339,104,792 Class A ordinary shares (excluding the 5,353,776 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan) and 73,680,917 Class B ordinary shares outstanding as of March 31, 2024. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate
	Shares	Shares	Ownership	Voting Power***
Directors and Executive Officers:†
Haijun Wang(1)	18,572,900	73,680,917	22.1	69.9
Xun Zhang	*	—	*	*
Gang Chen	*	—	*	*
Shoudong Wang	*	—	*	*
Jianfeng Wu	*	—	*	*
Lijun Gao	*	—	*	*
Hong Lu	*	—	*	*
Shiwei Zhou(2)	—	—	—	—
Hongbin Zhou(3)	—	—	—	—
Chao Zhang(4)††	—	—	—	—
Cong Lin(5)††	—	—	—	—
Can Wang(6)††	—	—	—	—
All Directors and Executive Officers as a Group	30,143,810	73,680,917	24.5	70.5
Principal Shareholders:
Sea Pearl Worldwide Holding Limited(1)	14,572,900	73,680,917	21.4	69.8
Legend Capital(7)	61,477,418	—	14.9	5.7
Trip.com Travel Singapore Pte. Ltd.(8)	55,970,815	—	13.6	5.2
Diviner Limited(9)	45,428,598	—	11.0	4.2
Express Ocean Universe Limited(1)	—	73,680,917	17.8	68.5

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 339,104,792 Class A ordinary shares (excluding the 5,353,776 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan), and 73,680,917 Class B ordinary shares outstanding as of March 31, 2024, and (ii) the number of Class A ordinary shares underlying the share options held by such person that are exercisable within 60 days after March 31, 2024.

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

†

Except as indicated otherwise below, the business address of our directors and executive officers is 20th floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai, People’s Republic of China.

(1)

Represents (i) 73,680,917 Class B ordinary shares held of record by Express Ocean Universe Limited, a company registered in British Virgin Islands, (ii) 9,191,412 Class A ordinary shares beneficially owned by Engine Holdings Limited, (iii) 5,381,488 Class A ordinary shares beneficially owned by certain minority shareholder based on our register of members dated as of March 31, 2024, and (iv) 4,000,000 Class A ordinary shares underlying 4,000,000 share options granted to Haijun Wang on March 30, 2023 under our Public Company Plan, which became vested and exercisable on the same date. Express Ocean Universe Limited is wholly owned by Dreamline Worldwide Ventures Limited, which is in turn wholly owned by Eternal River Trust, or the Trust, for which Trident Trust Company (HK) Limited acts as the trustee. Haijun Wang is the sole director of Express Ocean Universe Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are Haijun Wang and Sea Pearl Worldwide Holding Limited, a company registered in the British Virgin Islands and wholly owned by Haijun Wang. Haijun Wang and Sea Pearl Worldwide Holding Limited exercise voting power over the 9,191,412 Class A ordinary shares beneficially owned by Engine Holdings Limited and the 5,381,488 Class A ordinary shares beneficially owned by the minority shareholder based on our register of members dated as of March 31, 2024. As such, each of Haijun Wang and Sea Pearl Worldwide Holding Limited may be deemed to share beneficial ownership of the foregoing Class A ordinary shares. Both of Haijun Wang and Sea Pearl Worldwide Holding Limited disclaim economic interests with respect to the foregoing Class A ordinary shares. The registered address of Sea Pearl Worldwide Holding Limited is P.O. Box 4301 Road Town, Tortola, British Virgin Islands.

(2)	The business address of Shiwei Zhou is Room 101, No. 16, Lane 268, Wanping South Road, Xuhui District, Shanghai, People’s Republic of China.
(3)	The business address of Hongbin Zhou is Room 3703-3707, Henglong Phase II, No. 1366 Nanjing West Road, Jing’an District, Shanghai, People’s Republic of China.
(4)	The business address of Chao Zhang is 1 Dingfuzhuang Nanli, Beijing International Studies University, College of Tourism Science, Chaoyang District, Beijing, People’s Republic of China.
(5)	The business address of Cong Lin is 2 Guanghua Road, C-2711, Chaoyang District, Beijing, People’s Republic of China.
(6)	The business address of Can Wang is Floor 18, Block A, Tower 3, WangjingSOHO, 1 East Futong Avenue, Chaoyang District, Beijing, People’s Republic of China.
(7)

Represents (i) 53,155,170 Class A ordinary shares held of record by Shanghai Yi Nan Enterprise Management Partnership, a limited liability partnership incorporated under the laws of PRC and (ii) 8,322,248 Class A ordinary shares held of record by Shanghai Yin Nai Enterprise Management Partnership, a limited liability partnership incorporated under the laws of PRC. The foregoing beneficial ownership information of Shanghai Yi Nan Enterprise Management Partnership and Shanghai Yin Nai Enterprise Management Partnership is based on the Amendment No. 1 to Schedule 13G filed by Shanghai Yi Nan Enterprise Management Partnership with the SEC on February 6, 2024. Shanghai Yi Nan Enterprise Management Partnership and Shanghai Yin Nai Enterprise Management Partnership are collectively referred to as Legend Capital. Both of Shanghai Yi Nan Enterprise Management Partnership and Shanghai Yin Nai Enterprise Management Partnership are ultimately controlled by Legend Capital Management Co., Ltd., a PRC limited company. Legend Capital Management Co., Ltd. is majority-owned by Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership), which is controlled by Beijing Junqi Jiarui Business Management Limited, its general partner. The powers to vote and sell the shares beneficially owned by Beijing Junqi Jiarui Business Management Limited are exercised by its board of directors, which consists of Mr. Zhu Linan, Mr. Wang Nengguang, Mr. Chen Hao and Mr. Li Jiaqing. The registered address of Shanghai Yi Nan Enterprise Management Partnership is Room 368, No. 302 Lane 211, North Fute Road, Pilot Free Trade Zone, Shanghai, China. The registered address of Shanghai Yin Nai Enterprise Management Partnership is No. 2800, Wanyuan Road, Minhang District, Shanghai, China.

(8)

Represents 55,970,815 Class A ordinary shares held of record by Trip.com Travel Singapore Pte. Ltd., a company registered in Singapore. The foregoing beneficial ownership information of Trip.com Travel Singapore Pte. Ltd. is based on Schedule 13G filed by Trip.com Travel Singapore Pte. Ltd. with the SEC on February 13, 2023. Trip.com Travel Singapore Pte. Ltd. is ultimately controlled by Trip.com Group Limited, a company registered in the Cayman Islands. The registered address of Trip.com Travel Singapore Pte. Ltd. is 30 Raffles Place, #29-01, Singapore (048622).

(9)

Represents 45,428,598 Class A ordinary shares held by Diviner Limited, a company registered in British Virgin Islands. The foregoing beneficial ownership information of Diviner Limited is based on the Amendment No. 1 to Schedule 13G filed by Diviner Limited with the SEC on February 6, 2024. Diviner Limited is ultimately controlled by Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), a PRC limited company. Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) is controlled by Jin Bian. The registered address of Diviner Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

To the best of our knowledge, as of March 31, 2024, 192,409,845 of our outstanding Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 46.6% of our total issued and outstanding ordinary shares on an as-converted basis (excluding the 5,353,776 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan) as of such date. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The table below sets forth the major related parties and their relationship with us as of December 31, 2023.

Name of related parties	Relationship with the Company
Trip.com Group Ltd. and its subsidiaries (collectively referred to as “Trip.com Group”)	Major shareholder of the Company and its affiliated entities

The table below sets forth our material related party transactions for the periods indicated:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Hotel reservation payments collected on behalf of the Company
Trip.com Group	588,238	692,771	1,441,229
Hotel reservation service fees
Trip.com Group	21,276	11,334	28,686

We conduct transactions with Trip.com Group, the entities affiliated with a major shareholder of the Company, in the ordinary course of our business. Trip.com Group has rendered online travel agency reservation services to us in exchange for certain hotel reservation service fees. Atour Shanghai entered into certain collaboration agreement (the “Collaboration Agreement”) with certain subsidiaries of Trip.com Group Ltd. (the “Trip.com Parties”) on January 1, 2018. The parties to the Collaboration Agreement have agreed to cooperate in various areas, including membership collaboration, online travel agency reservations and promotional services. Subject to certain exceptions, Atour Shanghai has agreed to pay the Trip.com Parties a commission fee for reservations made through online platforms operated by the Trip.com Parties. The terms of the Collaboration Agreement, including pricing terms, are customary compared with similar agreements entered into by hotels and major online travel agencies in China. The Collaboration Agreement shall remain effective until the execution of a new collaboration agreement among the parties.

The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Amounts due from related parties
Trip.com Group	53,630	115,900
Amounts due to related parties
Trip.com Group	3,004	1,104

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In the ordinary course of our business, we are subject to legal or administrative proceedings from time to time. We do not believe that any currently pending legal or administrative proceeding to which we are a party will have a material adverse effect on our business, financial condition or results of operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be involved in legal and administrative proceedings in the ordinary course of our business. Any adverse outcome of these legal and administrative proceedings could have a material adverse effect on our business, results of operations and financial condition.”

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Dividend Distribution.” and “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General.    Our authorized share capital is US$300,000 divided into 2,900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, with a par value of US$0.0001 each. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresident of the Cayman Islands may freely hold and transfer their ordinary shares.

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

Future issuances of our Class B or Class A ordinary shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A ordinary shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of the Company; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our ninth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound up, may be varied with the consent in writing of the holders of not less than a majority of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Our ninth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our ninth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(i)	is or is likely to become unable to pay its debts; and
(ii)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the primary location of the day-to-day operational management is in the PRC; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (d) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the sale or other disposition of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including the ADS holders) of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value;
●	persons that acquired ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Except as described below under “-Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company, or PFIC, for any taxable year.

Taxation of Distributions

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at a preferential rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this preferential tax rate on dividends in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “-People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The U.S. Internal Revenue Service (the “IRS”) released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

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

As described in “- People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on such disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. As discussed above under “-Taxation of Distributions,” the IRS released notices that provide relief from certain of their provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude them from claiming a foreign tax credit. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of non-U.S. taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain royalties derived in an active business), and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets to the extent associated with business activities that produce active income.

Based on the manner in which we currently conduct our business, the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2023 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill and other intangible assets (which may be determined, in part, by reference to our market capitalization, which could be volatile). Therefore, we may be or become a PFIC for any taxable year if our market capitalization declines while we hold a substantial amount of cash and financial investments. In addition, if in the future we change the type of services we provide with respect to our franchised hotels, our PFIC status for any taxable year may depend on whether and to what extent our income from franchised hotels will be treated as derived in the active conduct of a trade or business within the meaning of applicable Treasury regulations. Because of these uncertainties, there can be no assurance that we were not, or will not be, a PFIC for any of our past, current or future taxable years.

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

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on the Nasdaq, a U.S. Holder that owns ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs is traded on the Nasdaq on at least 15 days during each calendar quarter. If a U.S. Holder of ADSs makes the mark-to-market election, for each taxable year that we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of such U.S. Holder’s taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such U.S. Holder’s taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “-Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances in the case that we are a PFIC for any taxable year. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision in the Code or Treasury regulations that would enable a U.S. Holder to file a mark-to-market election with respect to any Lower-tier PFICs the shares of which are not regularly traded. In addition, because our ordinary shares are not publicly traded, a U.S. Holder that holds ordinary shares that are not represented by ADSs will generally not be eligible to make a mark-to-market election with respect to such shares.

If we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If we are a PFIC for any taxable year during which a U.S. Holders owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The RMB does not fluctuate with the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. In addition, the value of RMB could be affected by the proposed tariffs regarding trade with the United States.

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

As of December 31, 2023, we had Renminbi-denominated cash and cash equivalents of RMB2,424.3 million (US$341.5 million), and U.S. dollar-denominated cash, cash equivalents of US$58.7 million.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2023, we had not yet used the net proceeds received from the initial public offering.

We still intend to use the remainder of the net proceeds from our initial public offering for the purposes as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting

As previously described in Item 15 of our Annual report on Form 20-F for the year ended December 31, 2022, our management identified the following material weaknesses in the internal control over financial reporting:

●	lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC; and
●	lack of sufficient trained and knowledgeable resources to execute its responsibilities with respect to internal control over financial reporting. As a consequence, we did not design and implement effective process-level controls activities for certain financial statement accounts and disclosures, including impairment of leased hotels long-lived assets, share-based compensation and income tax.

Our management has completed its action plan designed to remediate the control deficiencies contributing to the above material weaknesses, including (i) hiring of additional qualified staff with relevant U.S. GAAP and SEC reporting experiences and appropriate skills and expertise in designing, operating and documenting internal controls over financial reporting, as well as strengthening our financial reporting function, (ii) establishment of an ongoing program to provide sufficient and appropriate training to our accounting staff, (iii) engagement of third party specialists to conduct a review and enhancement of the design and documentation of key business processes to ensure compliance with applicable rules and procedures.

During the year ended December 31, 2023, our management completed the testing of the design and implementation and operating effectiveness of the new controls. As a result, as of December 31, 2023, our management concluded that the previously reported material weaknesses in internal control over financial reporting were remediated.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except for remediation of the material weaknesses discussed above that existed as of December 31, 2022, there were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	5,900	11,100	16,100
Audit-Related Fees(2)	—	503	—
Tax Fees(3)	—	—	—
Other Fees(4)	—	—	—
Total	5,900	11,603	16,100
(1)

Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC.

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

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to The ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2023. We may, however, hold annual shareholders meetings in the future.

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of the company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we also engage third-party security experts for risk assessment and system enhancements. In addition, our cybersecurity team provides training to all employees periodically.

Governance

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to a cybersecurity committee consisting of officers and directors. The cybersecurity committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The cybersecurity committee also reports material cybersecurity risks to our full board of directors. Our cybersecurity programs are under the direction of our information and data security committee, which is comprised of our management. The information and data security committee receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our dedicated personnel within our cybersecurity team are experienced information systems security professionals and information security managers with years of experience. Our information and data security committee and our cybersecurity team regularly update the cybersecurity committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information – 3.D. Risk Factors-Risks Related to Our Business and Industry – We may be liable for improper collection, use or appropriation of personal information provided by our customers.”

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

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
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

2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-40540) filed with the SEC on April 28, 2023)
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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
97.1*	Compensation Recoupment Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Atour Lifestyle Holdings Limited

By:	/s/ Haijun Wang
	Name:	Haijun Wang
	Title:	Chief Executive Officer and Director

Date: April 26, 2024

ATOUR LIFESTYLE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Atour Lifestyle Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Atour Lifestyle Holdings Limited and subsidiaries (collectively the Group) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income, changes in (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Group has changed its method of accounting for leases as of January 1, 2022, due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842), as amended.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of impairment of long-lived assets of leased hotels

As discussed in Notes 2(p), 4 and 6 to the consolidated financial statements, as of December 31, 2023, property and equipment, net and operating lease right-of-use assets were RMB266,120 thousand and RMB1,712,580 thousand, respectively, which primarily consists of the long-lived assets of the Group's leased hotels. When there are circumstances that require the long-lived assets of a hotel be tested for possible impairment, the Group first compares undiscounted cash flows generated by the assets to the carrying amount. If the carrying amount of the long-lived assets is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The fair values of these long-lived assets were primarily represented by the price market participants would pay to sub-lease the operating lease right-of-use assets and acquire remaining property and equipment assets, which reflected the highest and best use of these assets. The Group recognized RMB60,517 thousand of impairment losses of leased hotels which included RMB55,403 thousand for property and equipment and RMB5,114 thousand for operating lease right-of-use assets for the year ended December 31, 2023.

We identified the evaluation of impairment of long-lived assets of leased hotels as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the average daily rates and occupancy rates used to estimate the future cash flows of leased hotels. In addition, specialized skills and knowledge were required to evaluate the market rentals the Group used in the estimates of the fair values of the operating lease right-of-use assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s long-lived assets impairment assessment process, including controls over the estimates of average daily rates, occupancy rates and market rentals. We evaluated the average daily rates and the occupancy rates by comparing them to historical results and industry data. We performed sensitivity analyses over the average daily rates and occupancy rates to assess their impact on the forecasted cash flows of leased hotels. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the market rentals the Group used in the estimates of the fair values of the operating lease right-of-use assets.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Shanghai, China
April 26, 2024

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2022	2023
		RMB	RMB	USD
				(Note 2(d))
Assets
Current assets
Cash and cash equivalents	2(f)	1,589,161	2,840,807	400,119
Short-term investments		157,808	751,794	105,888
Accounts receivable, net of allowance of RMB19,468 and RMB32,298 as of December 31, 2022 and 2023, respectively	14(b)	132,699	162,101	22,831
Prepayments and other current assets	3	133,901	251,900	35,480
Amounts due from related parties	18(b)	53,630	115,900	16,324
Inventories		57,460	119,078	16,772
Total current assets		2,124,659	4,241,580	597,414
Non-current assets
Restricted cash		946	946	133
Contract costs	2(j)	67,270	98,220	13,834
Property and equipment, net	4	360,300	266,120	37,482
Operating lease right-of-use assets	6	1,932,000	1,712,580	241,212
Intangible assets, net	5	5,537	4,247	598
Goodwill	8	17,446	17,446	2,457
Other assets	7	141,335	100,939	14,218
Deferred tax assets	9	112,533	144,947	20,415
Total non-current assets		2,637,367	2,345,445	330,349
Total assets		4,762,026	6,587,025	927,763

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2022	2023
		RMB	RMB	USD
				(Note 2(d))
Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	6	319,598	295,721	41,651
Accounts payable		184,901	594,545	83,741
Deferred revenue, current	14(b)	202,996	406,066	57,193
Salary and welfare payable		103,539	189,823	26,736
Accrued expenses and other payables	10	330,282	684,391	96,394
Income taxes payable		31,336	136,201	19,184
Short-term borrowings	11	142,828	70,000	9,859
Current portion of long-term borrowings	11	29,130	—	—
Amounts due to related parties	18(b)	3,004	1,104	155
Total current liabilities		1,347,614	2,377,851	334,913
Non-current liabilities
Operating lease liabilities, non-current	6	1,805,402	1,583,178	222,986
Deferred revenue, non-current	14(b)	277,841	369,455	52,037
Long-term borrowings, non-current portion	11	2,000	2,000	282
Other non-current liabilities	12	141,763	194,452	27,388
Total non-current liabilities		2,227,006	2,149,085	302,693
Total liabilities		3,574,620	4,526,936	637,606

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2022	2023
		RMB	RMB	USD
				(Note 2(d))
Shareholders’ equity
Class A ordinary shares (USD0.0001 par value; 2,900,000,000 shares authorized; 319,677,037 shares and 340,316,306 shares issued as of December 31, 2022 and 2023, respectively; 319,677,037 shares and 339,104,792 shares outstanding as of December 31, 2022 and 2023, respectively)	17	229	244	34
Class B ordinary shares (USD0.0001 par value; 100,000,000 shares authorized; 73,680,917 shares issued and outstanding)	17	56	56	8
Additional paid in capital		1,286,189	1,555,773	219,126
Retained earnings (accumulated deficit)		(78,304)	507,226	71,441
Accumulated other comprehensive income (loss)		(10,865)	4,769	672
Total equity attributable to shareholders of the Company		1,197,305	2,068,068	291,281
Non-controlling interests		(9,899)	(7,979)	(1,124)
Total shareholders’ equity		1,187,406	2,060,089	290,157
Commitments and contingencies	19	—	—	—
Total liabilities and shareholders’ equity		4,762,026	6,587,025	927,763

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	USD
					(Note 2(d))
Revenues:	14
Manachised hotels		1,220,301	1,360,843	2,705,609	381,077
Leased hotels		630,238	552,929	840,044	118,318
Retail		191,596	253,607	971,931	136,894
Others		105,442	95,604	148,383	20,899
Net revenues		2,147,577	2,262,983	4,665,967	657,188
Operating costs and expenses:
Hotel operating costs		(1,419,578)	(1,393,312)	(2,240,890)	(315,623)
Retail costs		(121,365)	(151,815)	(513,326)	(72,300)
Other operating costs		(41,959)	(34,870)	(72,543)	(10,218)
Selling and marketing expenses		(124,210)	(139,929)	(469,595)	(66,141)
General and administrative expenses		(197,064)	(350,009)	(451,470)	(63,588)
Technology and development expenses		(52,121)	(66,182)	(77,288)	(10,886)
Pre-opening expenses		(17,595)	—	—	—
Total operating costs and expenses		(1,973,892)	(2,136,117)	(3,825,112)	(538,756)
Other operating income	2(s), 2(w)	22,371	38,094	83,179	11,716
Income from operations		196,056	164,960	924,034	130,148
Interest income		6,722	14,456	29,569	4,165
Gain from short-term investments		8,745	8,455	34,519	4,862
Interest expense		(7,937)	(6,501)	(5,005)	(705)
Other (expenses) income, net		301	(814)	(1,024)	(145)
Income before income tax		203,887	180,556	982,093	138,325
Income tax expense	9	(64,217)	(84,474)	(243,036)	(34,231)
Net income		139,670	96,082	739,057	104,094
Less: net income (loss) attributable to non-controlling interests		(5,384)	(2,017)	1,920	270
Net income attributable to the Company		145,054	98,099	737,137	103,824
Less: accretion of redeemable Class A ordinary shares*	13	(15,115)	—	—	—
Net income available to shareholders of the Company		129,939	98,099	737,137	103,824

Net income		139,670	96,082	739,057	104,094
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes		(8,947)	(1,918)	15,634	2,202
Other comprehensive income (loss), net of income taxes		(8,947)	(1,918)	15,634	2,202
Total comprehensive income		130,723	94,164	754,691	106,296
Comprehensive income (loss) attributable to non-controlling interests		(5,384)	(2,017)	1,920	270
Comprehensive income attributable to the Company		136,107	96,181	752,771	106,026
Net income per ordinary share	15
—Basic		0.40	0.26	1.82	0.26
—Diluted		0.40	0.26	1.78	0.25
Weighted average ordinary shares used in calculating net income per ordinary share	15
—Basic		323,163,367	379,321,522	405,628,647	405,628,647
—Diluted		323,163,367	381,598,689	414,823,302	414,823,302
*	Represent Series C shares of Atour Shanghai prior to Restructuring (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(All amounts in thousands, except share data and per share data, or otherwise noted)

											Total equity
									Retained	Accumulated	(deficit)
		Class A Ordinary						Additional	earnings	other	attributable	Non-	Total
		shares with liquidation		Class A Ordinary		Class B Ordinary		paid-in	(Accumulated	comprehensive	to shareholders	controlling	shareholders’
	Note	preference		shares		shares		capital	Deficit)	income (loss)	of the Company	interests	equity (deficit)
		Number of		Number of		Number of
		Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021		60,912,400	43	97,909,001	74	73,680,917	56	—	(306,342)	—	(306,169)	(9,427)	(315,596)
Profit (loss) for the year		—	—	—	—	—	—	—	145,054	—	145,054	(5,384)	139,670
Other comprehensive loss		—	—	—	—	—	—	—	—	(8,947)	(8,947)	—	(8,947)
Total comprehensive income (loss)		—	—	—	—	—	—	—	145,054	(8,947)	136,107	(5,384)	130,723
Accretion to the redemption value of redeemable Class A ordinary shares	13	—	—	—	—	—	—	—	(15,115)	—	(15,115)	—	(15,115)
Reclassification of Class A ordinary shares with liquidation preference upon termination of preference rights*	13, 17(b)	(60,912,400)	(43)	60,912,400	43	—	—	—	—	—	—	—	—
Reclassification of redeemable Class A ordinary shares upon termination of preference rights**	12, 17(b)	—	—	153,290,800	107	—	—	896,401	—	—	896,508	—	896,508
Shares repurchase	17(c)	—	—	(8,822,664)	(6)	—	—	(111,254)	—	—	(111,260)	—	(111,260)
Distribution to shareholders	17(d)	—	—	—	—	—	—	(20,645)	—	—	(20,645)	—	(20,645)
Balance at December 31, 2021		—	—	303,289,537	218	73,680,917	56	764,502	(176,403)	(8,947)	579,426	(14,811)	564,615
Profit (loss) for the year		—	—	—	—	—	—	—	98,099	—	98,099	(2,017)	96,082
Other comprehensive loss		—	—	—	—	—	—	—	—	(1,918)	(1,918)	—	(1,918)
Total comprehensive income		—	—	—	—	—	—	—	98,099	(1,918)	96,181	(2,017)	94,164
Acquisition of non-controlling interest		—	—	—	—	—	—	(7,279)	—	—	(7,279)	6,929	(350)
Initial public offering (“IPO”) proceeds net of listing expenses	17(a)	—	—	16,387,500	11	—	—	365,773	—	—	365,784	—	365,784
Share-based compensation	16	—	—	—	—	—	—	163,193	—	—	163,193	—	163,193
Balance at December 31, 2022		—	—	319,677,037	229	73,680,917	56	1,286,189	(78,304)	(10,865)	1,197,305	(9,899)	1,187,406
Cumulative effect of the adoption of ASU 2016-13		—	—	—	—	—	—	—	(1,028)	—	(1,028)	—	(1,028)
Balance at January 1, 2023		—	—	319,677,037	229	73,680,917	56	1,286,189	(79,332)	(10,865)	1,196,277	(9,899)	1,186,378
Profit for the year		—	—	—	—	—	—	—	737,137	—	737,137	1,920	739,057
Other comprehensive income		—	—	—	—	—	—	—	—	15,634	15,634	—	15,634
Total comprehensive income		—	—	—	—	—	—	—	737,137	15,634	752,771	1,920	754,691
Exercise of stock options		—	—	19,427,760	15	—	—	105,606	—	—	105,621	—	105,621
Retirement of shares		—	—	(5)	—	—	—	—	—	—	—	—	—
Share based compensation	16	—	—	—	—	—	—	163,978	—	—	163,978	—	163,978
Distribution to shareholders	17(d)	—	—	—	—	—	—	—	(150,579)	—	(150,579)	—	(150,579)
Balance at December 31, 2023		—	—	339,104,792	244	73,680,917	56	1,555,773	507,226	4,769	2,068,068	(7,979)	2,060,089
*	Represent Series A shares of Atour Shanghai prior to Restructuring (see Note 13)
**	Represent Series B and C shares of Atour Shanghai prior to Restructuring (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2(d))
Cash flows from operating activities:
Net income	139,670	96,082	739,057	104,094
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization	93,911	88,561	85,021	11,975
Impairment loss of long-lived assets	—	—	60,517	8,524
Impairment of inventory	1,926	5,296	23,857	3,360
Reduction in the carrying amount of ROU assets	—	268,280	214,306	30,184
Gain from short-term investments	(8,745)	(8,455)	(34,519)	(4,862)
Net loss on disposal of property and equipment	2,015	2,022	578	81
Net loss on disposal of intangible asset	199	—	—	—
Allowance for doubtful accounts	2,889	4,737	40,754	5,740
Deferred income tax (benefit) expense	(9,396)	10,174	(32,071)	(4,517)
Share-based compensation	—	163,193	163,978	23,096
Changes in operating assets and liabilities:
Accounts receivable	40,416	(37,475)	(42,708)	(6,015)
Prepayments and other current assets	(43,466)	33,260	(117,272)	(16,517)
Amounts due from related parties	(18,345)	(1,693)	(62,270)	(8,771)
Inventories	(30,158)	(4,181)	(85,475)	(12,039)
Contract costs	(9,805)	(4,855)	(30,950)	(4,359)
Other assets	(8,923)	6,033	12,043	1,696
Accounts payable	75,514	23,624	409,644	57,697
Salary and welfare payable	9,624	8,301	86,284	12,153
Accrued expenses and other payables	64,935	(88,963)	353,663	49,812
Income taxes payable	(15,333)	(14,840)	104,865	14,770
Amounts due to related parties	(8,225)	1,232	(1,900)	(268)
Deferred revenue	85,779	(20,807)	294,684	41,505
Operating lease liabilities	—	(274,061)	(246,101)	(34,663)
Other non-current liabilities	53,397	28,212	52,689	7,421
Net cash generated from operating activities	417,879	283,677	1,988,674	280,097

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2(d))
Cash flows from investing activities:
Payment for purchases of property and equipment	(63,973)	(36,425)	(41,724)	(5,877)
Proceeds from disposal of property and equipment	—	—	670	94
Payment for purchases of intangible assets	(1,997)	(2,805)	—	—
Payment for purchases of short-term investments	(4,303,920)	(2,931,000)	(9,427,210)	(1,327,795)
Proceeds from maturities of short-term investments	4,312,665	2,778,005	8,867,743	1,248,995
Repayment of loans from third parties	15,000	—	—	—
Net cash used in investing activities	(42,225)	(192,225)	(600,521)	(84,583)
Cash flows from financing activities:
Proceeds from borrowings	218,434	199,000	40,000	5,634
Repayment of borrowings	(230,430)	(134,480)	(141,958)	(19,994)
Repurchase of ordinary shares	(111,260)	—	—	—
Proceeds from employee stock option exercises	—	—	105,621	14,876
Payment for dividends	(20,645)	—	(150,579)	(21,209)
Acquisition of non-controlling interest	—	(350)	—	—
Proceeds from initial public offering	—	400,068	—	—
Payment for initial public offering costs	(17,179)	(7,928)	—	—
Net cash (used in) generated from financing activities	(161,080)	456,310	(146,916)	(20,693)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(8,181)	2,816	10,409	1,470
Net increase in cash and cash equivalents and restricted cash	206,393	550,578	1,251,646	176,291
Cash and cash equivalents and restricted cash at the beginning of the year	833,136	1,039,529	1,590,107	223,961
Cash and cash equivalents and restricted cash at the end of the year	1,039,529	1,590,107	2,841,753	400,252
Supplemental disclosure of cash flow information:
Income tax paid	88,946	82,784	170,242	23,978
Interest paid	5,701	4,647	6,029	849
Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of property and equipment	38,357	12,617	16,079	2,265
Interest payable	1,276	3,130	2,106	297
Payable for initial public offering costs	6,181	9,177	—	—
Accretion to the redemption value of redeemable Series A shares	15,115	—	—	—
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents	1,038,583	1,589,161	2,840,807	400,119
Restricted cash	946	946	946	133
Total cash and cash equivalents and restricted cash	1,039,529	1,590,107	2,841,753	400,252

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data and per share data, or otherwise noted)

1.	Description of the business and organization

(a) Description of the business

Atour Lifestyle Holdings Limited (“Atour” or the “Company”), is a holding company incorporated in the Cayman Islands. The Company conducts its business through its subsidiaries (“together referred to as the “Group”). The principal business activities of the Group are to develop lifestyle brands around hotel offerings in the People’s Republic of China (the “PRC”). On November 11, 2022, the Company completed its IPO on NASDAQ in the United States under the stock code “ATAT”.

Manachised hotels

Manachised hotels refers to franchised-and-managed hotels. Typically, the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, appointing and training of the hotel managers, and various other management services. Under typical franchise and management agreements, the franchisees are required to pay upfront franchise fees and continuing franchise fees, the majority of which are determined based on a certain percentage of the revenues of the hotel. The franchisees are responsible for hotel construction, renovation and maintenance. The term of the franchise and management agreements are typically eight to fifteen years.

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

As of December 31, 2023, the principal subsidiaries of the Group are as follows:

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

(b) Restructuring

In connection with the initial public offering of the Company’s shares, the Group undertook certain corporate restructuring activities in 2021 (“Restructuring”) to establish an offshore structure to hold the entire equity interest in Shanghai Atour Business Management (Group) Co., Ltd. (“Atour Shanghai”). The Restructuring was approved by the shareholders and board of directors of Atour Shanghai in December 2020 and a reorganization framework agreement was entered into between Atour Shanghai and the shareholders of Atour Shanghai in February 2021. As part of the Restructuring, the Company established an intermediate holding company of the Group in Hong Kong, Atour Hong Kong, to hold the entire equity interests in Atour Shanghai.

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

Atour Lifestyle and Atour Hong Kong had no operations with only nominal amount of net assets prior to the consummation of the Restructuring. All of the Group’s business continues to be conducted through PRC subsidiaries after the Restructuring.

The Restructuring was accounted for as a reverse recapitalization of Atour Shanghai rather than a business combination. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statements of Atour Shanghai, and the assets and liabilities were recorded at their historical carrying values upon completion of the Restructuring.

2.	Significant accounting policies
(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

Certain comparative items in the consolidated financial statements have been reclassified to conform to the current year’s presentation.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. ASU 2016-13 was further amended in November 2019 by ASU 2019-10. The Group adopted the guidance on January 1, 2023, using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit as of the effective date to align the Group’s current processes for establishing an allowance for credit losses with the new guidance. Upon adoption, the Group recorded an adjustment of RMB1,028 (net of related impact on deferred taxes) to opening accumulated deficit related to the credit allowance for accounts receivable and prepayments and other current assets. The adoption of ASU 2016-13 did not have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). It requires issuers to apply ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. The Group adopted the new standard on January 1, 2023, and the adoption did not have a material impact on the consolidated financial statements.

(b)	Principles of consolidation

The Company’s consolidated financial statements include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Items subject to such estimates and assumptions include, but are not limited to, estimate of breakage, the fair value of share-based compensation awards, allowance for doubtful accounts, impairment of inventory and the impairment of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Convenience translation

Translations of balances in the consolidated financial statements from RMB into United States dollars (“USD”) as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.0999 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2023, or at any other rate. The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)	Functional currency and foreign currency translation

The Group’s reporting currency is RMB. RMB is the currency of the primary economic environment in which the Group operates. The functional currency of the Company and Hong Kong subsidiary is the United States dollars (“USD”). The functional currency of the Company’s PRC subsidiaries is the RMB. The Group determined its functional currency to be RMB based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in the other (expenses) income, net in the consolidated statements of comprehensive income.

The results of foreign operations are translated into RMB at the exchange rates as of the balance sheet date for assets and liabilities, the average daily exchange rate for each month for income and expense items and the historical exchange rates for equity accounts. Translation gains and losses are recorded in other comprehensive income (loss) and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

(f)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, and highly liquid investments. The Group considers highly liquid investments that are readily convertible into known amounts of cash and with a maturity of three months or less when purchased to be cash equivalents. The Group’s cash and cash equivalents are deposited in financial institutions at the following locations:

	As of December 31,
	2022	2023
	RMB	RMB
Financial institutions in the mainland PRC
—Denominated in Chinese Renminbi (“RMB”)	1,290,408	2,414,169
—Denominated in USD	3,541	3,614
Total cash balances held at mainland PRC financial institutions	1,293,949	2,417,783
Hong Kong
—Denominated in RMB	9,884	9,904
—Denominated in USD	5,990	194,145
Total cash balances held at the Hong Kong financial institutions	15,874	204,049
Cayman Islands
—Denominated in RMB	273	272
—Denominated in USD	279,065	218,703
Total cash balances held at the Cayman Islands financial institutions	279,338	218,975
Total cash and cash equivalents balances held at financial institutions	1,589,161	2,840,807

(g)	Restricted cash

Restricted cash mainly consists of security deposits as requested by local government agencies and landlords. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement for the establishment.

(h)	Short-term investments

Short-term investments include wealth management products with original maturities less than one year when purchased, which are with variable return and principal amounts are not guaranteed. These investments are placed with financial institutions and measured at fair value. The fair value change of the short-term investments was recorded in gain from short-term investments in the consolidated statements of comprehensive income.

(i)	Accounts receivable, net

Accounts receivable primarily consists of receivables from franchisees, corporate customers, travel agencies and hotel guests, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted. As of December 31, 2022 and 2023, the Group does not have any off-balance-sheet credit exposure relate to its franchisees and other customers.

(j)	Contract costs

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

Contract costs capitalized as of December 31, 2022 and 2023 relate to the incremental sales commissions paid to the Group’s sales personnel whose selling activities resulted in customers entering into franchise and management agreements with the Group. Contract costs are recognized as part of selling and marketing expenses in the consolidated statements of comprehensive income in the period in which revenue from the franchise fees is recognized. The amount of capitalized costs recognized in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 were RMB7,870, RMB9,832 and RMB12,318, respectively.

(k)	Inventories

Inventories mainly consists of lifestyle products, small appliances and daily consumables, which are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about net realizable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment. When evidence exists that the net realizable value of inventory is lower than its cost, a write-down is recognized in operating costs in the consolidated statements of comprehensive income in the period when it occurs.

(l)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment.

The estimated useful lives are presented below.

Leasehold improvements	Shorter of the lease term and the estimated useful lives of the assets
Equipment, fixtures and furniture, and other fixed assets	5 - 10 years

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

(m)	Capitalized interest

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

A reconciliation of total interest costs to interest expense as reported in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total interest expense	9,469	6,501	5,005
Less: interest expense capitalized	(1,532)	—	—
Interest expense	7,937	6,501	5,005

(n)	Intangible assets, net

Intangible assets consist primarily of software.

Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization period is as follows:

Purchased software	3 - 10 years

(o)	Leases

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

For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on a rate or index are expensed as incurred.

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

As of December 31, 2022 and 2023, the Group does not have any material finance leases.

(p)	Impairment of long-lived assets

Long-lived assets, such as property and equipment and operating lease right of use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of impairment testing of long-lived assets of leased hotel, the Group has concluded that an individual hotel is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there are circumstances that require the long-lived assets of a hotel be tested for possible impairment, the Group first compares undiscounted cash flows generated by the assets to the carrying amount Key assumptions used in undiscounted cash flows include the average daily rates and occupancy rates. If the carrying amount of the long-lived assets is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

The Group recognized RMB60,517 of impairment losses of leased hotels, which included RMB55,403 for property and equipment and RMB5,114 for operating lease right of use assets, in hotel operating costs in the consolidated statements of comprehensive income for the year ended December 31, 2023. The impairment losses recognized were due to the carrying amounts of these long-lived assets were not recoverable by the undiscounted cash flows. The fair values of these long-lived assets were primarily represented by the price market participant would pay to sub-lease the operating lease right of use assets and acquire remaining property and equipment assets, which reflected the highest and best use of these assets. Significant unobservable inputs used in the fair value measurement include future market rental prices, which were determined with the assistance of an independent valuation specialist.

No impairment losses were recognized for long-lived assets for the years ended December 31, 2021 and 2022.

(q)	Business combination

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

(r)	Goodwill

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

Application of the goodwill impairment test requires judgment, including the determination of the fair value of reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital.

No impairment losses were recorded for goodwill for the years ended December 31, 2021, 2022 and 2023.

(s)	Value-added-tax (“VAT”)

Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity-by-entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated balance sheet.

For entities engaged in hospitality industry, the input VAT credit is entitled to additional 10% deduction from April 1, 2019 to December 31, 2023. For the years ended December 31, 2021, 2022 and 2023, the Group recognized RMB12,864, RMB12,035 and RMB12,650 of input VAT additional deduction benefit, respectively, and included in other operating income in the consolidated statements of comprehensive income.

(t)	Asset retirement costs

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

Asset retirement obligations are recorded in other non-current liabilities. The following table summarizes the activities of the asset retirement obligation liability:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	3,597	3,773
Accretion expense	176	185
Balance at the end of the year	3,773	3,958

(u)	Revenue recognition

Revenue is primarily derived from contracts of manachised hotels with third party franchisees, products and services in leased hotels, as well as sales of lifestyle products via the e-commence platforms and hotel shops.

Manachised hotel revenues

The franchise and management agreements primarily contain the following promised goods or services:

●	Intellectual Property (“IP”) license grants the right to access the Group’s hotel system IP, including brand names.
●	Pre-opening services (e.g. central reservation system installation service, and services related to the assistance on employees training and other hotel opening preparation activities).
●	Hotel management services include providing day-to-day management services of the hotels for the franchisees and central reservation system maintenance services.
●	Sales of hotel supplies and other products.

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

Manachised hotel revenues are derived from franchise and management agreements where the franchisees are primarily required to pay (i) upfront franchise fees, (ii) continuing franchise fees, which primarily consist of on-going franchise and management fees, hotel managers fees and central reservation system usage and maintenance fees; and iii) fees for purchase of hotel supplies and other products.

The transaction prices are allocated to the performance obligations based on the standalone selling prices of each component.

Upfront franchise fees are typically fixed and collected upfront and recognized as revenue on a straight- line basis over the term of the franchise contract. The Group does not consider that the upfront franchise fees give rise to a significant financing component, since the primary purpose of the upfront franchise fee is to protect the Group from failure by franchisees to comply with the terms in the contract.

On-going franchise and management fees are generally calculated as a certain percentage of the revenues of the manachised hotel, which are due and payable on a monthly basis and revenue is recognized over time as services are rendered. Hotel managers fees are also billed and collected monthly and revenue is recognized over time as services are rendered. Central reservation system usage and maintenance fees are recognized as a certain percentage of the revenues generated from central reservation system channel.

Revenue from sales of hotel supplies and other products is recognized at a point of time when the control of the goods is transferred to the customers, generally when the goods are delivered to the customer and the customer has obtained the physical possession and legal title of the goods.

The Group also in certain cases provides hotel renovation services to franchisees to convert their buildings suitable for hotel use. When the renovation revenue can be reasonably measured, such revenue is recognized progressively over time using the output method, based on the surveys of performance by the Group’s experts who review the work performed to date under each contract. When the renovation revenue cannot be reasonably measured, such revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. The hotel renovation service revenue is included in manachised hotels revenues in the consolidated statements of comprehensive income.

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

For points earned in leased hotels, a portion of the leased hotel revenues is deferred until the members redeem points. For points earned in manachised hotels, the Group collects a loyalty program management fee from manachised hotels at a fixed rate per point. Such loyalty program management fee is recognized on a net basis by netting off refunds to manachised hotels when members redeem the points for room nights in manachised hotels, and is included in manachised hotels revenues in the consolidated statements of comprehensive income.

The Group estimates breakage for loyalty points that members will never redeem based on the Group’s historical experience and expectations of future member behavior and re-assess the estimate at the end of each reporting period. The estimated breakage for points earned in manachised hotels are also recognized as manachised hotels revenues in the consolidated statements of comprehensive income.

Membership fee from the Group’s customer loyalty program is recognized on a straight-line basis over the membership period, which is included in other revenues in the consolidated statements of comprehensive income.

(v)	Contract assets and deferred revenue

Contract assets primarily represent revenue earned that is not yet billable based on the terms of the contracts. The amount of impairment losses of contract assets recognized in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 were nil, nil and RMB28,819.

Cash proceeds received from customers are recorded as deferred revenue before the Group performs under the contracts.

Contract assets and deferred revenue are reported in a net position on an individual contract basis at the end of each reporting period. Contract assets are classified as current in the consolidated balance sheet when the Group expects to realize within one year from the balance sheet date. Deferred revenue is classified as current in the consolidated balance sheet when the Group expects to settle within one year from the balance sheet date.

(w)	Government grant

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2021, 2022 and 2023, the Group received financial subsidies of RMB9,507, RMB26,059 and RMB70,529 from various local PRC government authorities, respectively, which primarily consist of government subsidies for headquarter office. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income in the consolidated statements of comprehensive income, when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2021, 2022 and 2023.

(x)	Advertising and promotion expenses

Advertising and promotion related expenses primarily consist of advertising costs including production costs of marketing materials and the promotion related service fees of e-commerce platforms for retail business, which are charged to the consolidated statements of comprehensive income as incurred and amounted to RMB64,226 and RMB74,963 and RMB302,459 for the years ended December 31, 2021, 2022 and 2023, respectively.

(y)	Technology and development expenses

Technology and development expenses are expensed as incurred, mainly consist of (i) staff costs incurred for the self-developed hotel operation, reservation systems and other systems related to sales of hotel supplies and retail business, (ii) servers and cloud infrastructure costs, (iii) retail products development costs, (iv)other expenses related to technology and development functions.

(z)	Pre-opening expenses

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

Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB110,194, RMB129,254 and RMB160,825 and for the years ended December 31, 2021, 2022 and 2023.

(ab) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws are recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

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

The Group recognizes in its financial statements the impact of a tax position if that position is “more likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement is reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

(ac) Share based compensation

The Group accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued.

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

The use of the statutory reserves is restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2022 and 2023, the PRC statutory reserve funds amounted to RMB83,858 and RMB126,297, respectively.

(ae) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer does not segregate the Group’s business by product or service lines. Management has determined that the Group has one operating segment, which is the Atour Group.

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

The Group’s other financial instruments primarily include cash and cash equivalent, restricted cash, accounts receivable, prepayments and other current assets, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other payables, and short-term borrowings. The carrying amounts of these short-term financial instruments approximate their fair value due to their short-term nature.

(ah) Net income per ordinary share

Basic income per ordinary share is computed by dividing net income available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied.

Diluted income per ordinary share is calculated by dividing net income available to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Potential dilutive securities are not included in the calculation of diluted income per ordinary share if the impact is anti-dilutive.

(ai) Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. For the Group, ASU 2023-07 is effective for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. We don’t expect significant impact the adoption of this standard may have on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU 2023-09”), requiring public business entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. ASU 2023-09 is effective for the Group from January 1, 2025, with early adoption permitted. We don’t expect significant impact the adoption of this standard may have on the consolidated financial statements.

(aj) Risks and concentration

Foreign exchange risk

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

Credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, short-term investments, accounts receivable and amount due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable is unsecured and are primarily derived from revenue earned from manachised hotels. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

Amounts due from related parties are unsecured and are derived from the hotel reservation payment collected by the related parties on behalf of the Group. The Group believes that it is not exposed to unusual risks as the related parties are reputable travel agencies.

Concentration

The Group’s hotel operating costs and retail costs include the costs of hotel supplies and retail products purchased from third party vendors. The following table summarizes vendors with greater than 10% of Group’s purchase of products.

	As of December 31,
	2021	2022	2023
Vendor A	*	*	14%
*	Less than 10%

3.	Prepayments and other current assets

Prepayments and other current assets consist of the following:

		As of December 31,
	Note	2022	2023
		RMB	RMB
Receivables on behalf of manachised hotels(i)		81,473	187,806
VAT recoverable		23,183	17,522
Prepaid advertising fees		3,979	15,363
Prepaid property management fees		5,467	9,333
Contract assets	13(b)	8,741	5,184
Prepayment for purchase of goods and service		5,990	4,264
Deposits		2,165	2,331
Others		6,027	13,221
Subtotal		137,025	255,024
Less: allowance for doubtful accounts		(3,124)	(3,124)
Total		133,901	251,900

(i)The amount represents fees to be collected from corporate customers and travel agencies on behalf of franchisees

Changes in the allowance for doubtful accounts are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
At the beginning of the year	3,124	3,124
Allowance made during the year	—	—
At the end of the year	3,124	3,124

4.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Cost(1):
Leasehold improvements	443,695	412,409
Equipment, fixture and furniture, and other fixed assets	420,004	421,207
Total cost	863,699	833,616
Less: accumulated depreciation	(503,399)	(567,496)
Property and equipment, net	360,300	266,120
(1)During the year ended December 31, 2023, the Group recognized impairment loss of RMB55,403 of hotel properties in hotel operating costs. No impairment loss of property and equipment was recognized for the years ended December 31, 2021 and 2022.

Depreciation expense recognized for the years ended December 31, 2021, 2022 and 2023 was RMB92,609, RMB87,473 and RMB83,731 respectively.

5.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Purchased software	11,055	11,055
Total cost	11,055	11,055
Less: accumulated amortization	(5,518)	(6,808)
Intangible assets, net	5,537	4,247

Amortization expense recognized for the years ended December 31, 2021, 2022 and 2023 was RMB1,302, RMB1,088 and RMB1,290 respectively.

Estimated amortization expense of the existing intangible assets is as follows:

RMB
For the year ending December 31, 2024	1,015
2025	1,012
2026	753
2027	603
2028	263
Thereafter	601
Total	4,247

6.	Lease

As of December 31, 2023, the Group operated 32 leased hotels, leasing the underlying buildings. The Group generally enters into lease agreements with initial terms of 5 to 15 years. Some of the lease agreements contain renewal options. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. The rent under current hotel lease agreements is generally payable in fixed rent. In addition to hotels leases, the Group also leases office spaces and logistics centers. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use assets and lease liabilities are recognized upon lease commencement for operating leases. Variable lease payments that do not depend on a rate or index are expensed as incurred. The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease term. In addition, the Group has elected not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

In limited cases, the Group sublease certain hotels areas to third parties. Income from sublease agreements with third parties are included in other revenues, within the consolidated statements of comprehensive income.

Supplemental Balance Sheet

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Operating lease right-of-use assets	1,932,000	1,712,580
Liabilities
Current
Operating lease liabilities	319,598	295,721
Non-current
Operating lease liabilities	1,805,402	1,583,178
Total lease liabilities	2,125,000	1,878,899

Summary of Lease Cost

	Years ended December 31,
	2022	2023
	RMB	RMB	Account Classification
Operating lease cost	362,689	362,462	Hotel operating costs, Other operating costs, General and administrative expenses
Variable lease cost(1)	(20,684)	6,332	Hotel operating costs, Other operating costs
Sublease income	(9,019)	(13,742)	Net revenues-Others
Total lease cost	332,986	355,052
(1)The Group was granted RMB27,122 and RMB6,722 in lease concessions from landlords related to the effects of the COVID-19 pandemic during the years ended December 31, 2022 and 2023, respectively. The lease concessions were primarily in the form of rent reduction over the period during which the Group’s hotel business was adversely impacted. The Group applied the interpretive guidance in a FASB staff Q&A document issued in April 2020 and elected: (1) not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and (2) to assume such concession was contemplated as part of the existing lease contract with no contract modification. Such concessions were recognized as negative adjustments to variable lease cost in the period the concession was granted.

Supplemental Cash Flow Information

	Years ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	341,348	402,308
Right-of-use assets obtained in exchange for lease liabilities	—	51,559

	As of December	As of December
	31, 2022	31, 2023
Lease term and discount rate
Weighted-average remaining lease term (years)
Operating leases	7.82	7.42
Weighted-average discount rate
Operating leases	4.39%	4.36%

Summary of Future Lease Payments and Lease Liabilities

Maturities of operating lease liabilities as of December 31, 2023 were as follows:

Total
RMB
For the year ending December 31, 2024	369,780
2025	311,439
2026	281,321
2027	272,654
2028	271,791
Thereafter	695,348
Total undiscounted lease payment	2,202,333
Less: imputed interest(a)	(323,434)
Present value of lease liabilities	1,878,899
(a)As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate on January 1, 2022, the date of initial adoption of ASC 842, was used for operating leases that commenced prior to that date.

7.Other assets

Other assets consist of the following:

		As of December 31,
	Note	2022	2023
		RMB	RMB
Long-term rental deposits		75,954	74,497
Contract assets	14(b)	58,288	54,446
Prepayments for purchase of property and equipment		349	815
VAT recoverable		6,744	—
Subtotal		141,335	129,758
Less: allowance for doubtful accounts	14(b)	—	(28,819)
Total		141,335	100,939

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
At the beginning of the year	—	—
Allowance made during the year	—	28,819
At the end of the year	—	28,819

8.	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is not deductible for tax purposes and is assigned to the only reporting unit of the Group, which is the Atour Group.

The Group did not incur any impairment loss on goodwill for the years ended December 31, 2021, 2022 and 2023.

9.	Income tax
(a)	Income tax

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

Shanghai Chengduo Information Technology Co., Ltd. has been accredited as a software enterprise company since 2022. It qualifies for the tax holiday during which it is entitled to an exemption from EIT for two years commencing from its first profit-making year of operation and the 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment.

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

Income tax expense consists of the following:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense	73,613	74,300	275,107
Deferred income tax (benefit) expense	(9,396)	10,174	(32,071)
Total	64,217	84,474	243,036

The actual income tax expenses reported in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 differ from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income before income taxes	203,887	180,556	982,093
Computed expected tax expense	50,972	45,139	245,523
Increase (decrease) in income taxes resulting from:
Non-deductible expenses	2,721	1,619	8,080
Additional deduction for research and development expenses	(9,922)	(8,714)	(5,249)
Share-based compensation	—	40,798	40,995
Tax loss expiration	—	2,800	30
Change in valuation allowance	19,066	1,085	(68)
Tax rate difference due to different jurisdiction	—	—	(1,354)
PRC preferential tax rate	—	—	(44,557)
Others	1,380	1,747	(364)
Total	64,217	84,474	243,036

(b)	Deferred taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) balances as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets (liabilities)
Tax losses carried forward	77,103	53,219
Allowance for doubtful accounts	6,523	16,944
Accrued payroll and other expenses	8,783	14,383
Inventory impairment	1,099	968
Deferred revenue	74,816	94,427
Contract costs	(16,818)	(24,556)
Operating lease liabilities	486,083	430,732
Operating lease right-of-use assets	(483,000)	(428,145)
Property and equipment	33,280	44,508
Excessive advertising and promotional expenses	262	18,056
Others	1,842	1,783
Total gross deferred tax assets	189,973	222,319
Valuation allowance on deferred tax assets	(77,440)	(77,372)
Deferred tax assets, net of valuation allowance	112,533	144,947

Reported in consolidated balance sheets as:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets	112,533	144,947
Deferred tax liabilities	—	—
Net deferred tax assets	112,533	144,947

The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2022 and 2023, as the Company plans to permanently reinvest these earnings in the PRC. The Company intends to retain any future earnings for use in the operation and expansion of its business in the PRC. As of December 31,2023, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB1,684,402. The unrecognized deferred tax liability would be RMB168,440 subject to the foreign withholding tax rate of 10%.

The movement of the valuation allowance is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	76,355	77,440
(Reversal) addition during the year	3,885	(38)
Reduction as a result of expiry of net operating loss carried forward	(2,800)	(30)
Balance at the end of the year	77,440	77,372

The valuation allowance as of December 31, 2022 and 2023 was primarily provided for the deferred tax assets of certain PRC subsidiaries, which were in cumulative loss positions. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forward of the Company’s PRC subsidiaries amounted to RMB212,876 as of December 31, 2023, of which RMB12,624, RMB41,545, RMB87,997 and RMB56,223, RMB14,487 will expire if unused by December 31, 2024, 2025, 2026, 2027 and 2028, respectively.

10.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Payments received on behalf of manachised hotels (i)	199,395	441,174
VAT and other taxes payable	19,871	68,719
Deposits	53,203	64,672
Service fee	15,648	64,211
Payable for purchase of property and equipment	12,617	16,079
Others	29,548	29,536
Total	330,282	684,391
(i)The amount represents the payments collected or to be collected from customers or travel agencies on behalf of the franchisees for the reservation of manachised hotels.
11.	Borrowings

Borrowings consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Short-term borrowings:
Bank loans(i)	141,000	70,000
Loan from a third party	1,828	—
Total	142,828	70,000
Current portion of long-term borrowings:
Bank loans	29,130	—
Total	29,130	—
Long-term borrowings, non-current portion:
Loan from a third party	2,000	2,000
Total	2,000	2,000
(i)As of December 31, 2023, the Group had several credit facilities with third party banks under which the Group can borrow up to RMB480,000 during the term of the facilities mature from August 2024 to December 2024. The drawdown of the credit facilities is subject to the terms and conditions of each agreement. As of December 31, 2023, the unutilized credit facilities amounted to RMB410,000.

The weighted average interest rates of borrowings as of December 31, 2023 were 3.3% (December 31, 2022: 3.7%) per annum, respectively.

12.	Other non-current liabilities

Other non-current liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Deposits received from franchisees	129,101	181,926
Asset retirement obligations	3,773	3,958
Others	8,889	8,568
Total	141,763	194,452

13.	Ordinary shares with preference rights

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

Accounting for the ordinary shares with preference rights

The Company had classified the ordinary share with redemption rights, representing Series B and Series C Shares of Atour Shanghai prior to the Restructuring, in the mezzanine equity in the consolidated balance sheets as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Company concluded the embedded redemption option of the Series B and Series C Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Series B and Series C Shares were presented as redeemable Class A ordinary shares in the Company’s consolidated balance sheets.

The Company had classified the ordinary shares with liquidation preference, representing Series A Shares of Atour Shanghai prior to the Restructuring in permanent equity as they are only redeemable upon the liquidation events. The Series A Shares were presented as Class A ordinary shares with liquidation preference in the Company’s consolidated balance sheets.

For Series B Shares, no subsequent adjustment was made on the carrying amount as they were not probable to be redeemed.

For Series C Shares, the Company concluded that it was probable that they would become redeemable and elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the redeemable shares to equal the redemption value at the end of each reporting period. The accretions, if any, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

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

The Company’s Series C Shares activities for the year ended December 31, 2021 consist of the following:

As of December 31,
2021
RMB
Balance at the beginning of the year	713,893
Accretion to the redemption value of redeemable Class A ordinary Shares	15,115
Reclassification of redeemable Class A ordinary shares to Class A ordinary shares	(729,008)
Balance at the end of the year	—

14.	Revenues

(a)Disaggregation of revenues

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Upfront franchise fees	32,356	38,066	46,831
Continuing franchise fees	554,227	757,158	1,362,654
Sales of hotel supplies and other products	514,557	516,865	1,179,686
Other transactions with the franchisees	119,161	48,754	116,438
Manachised hotels	1,220,301	1,360,843	2,705,609
Room	579,946	505,557	782,646
Food and beverage	43,641	43,313	51,583
Others	6,651	4,059	5,815
Leased hotels	630,238	552,929	840,044
Retail	191,596	253,607	971,931
Others	105,442	95,604	148,383
Total	2,147,577	2,262,983	4,665,967

No geographical information is presented as the operations, customers and long-lived assets of the Group are all located in the PRC.

(b)Contract balances

i)The following table provides information about accounts receivable from contracts with customers:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	152,167	194,399
Less: allowance for doubtful accounts	(19,468)	(32,298)
Accounts receivable, net	132,699	162,101

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
At the beginning of the year	14,731	19,468
Cumulative effect of the adoption of ASU 2016-13	—	1,371
Allowance made during the year	4,737	11,935
Write off during the year	—	(476)
At the end of the year	19,468	32,298

ii)	The following table provides information about contract assets:

	As of December 31,
	2022	2023
	RMB	RMB
Current	8,741	5,184
Non-current	58,288	54,446
Subtotal	67,029	59,630
Less: allowance for doubtful accounts	—	(28,819)
Total contract assets	67,029	30,811

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
At the beginning of the year	—	—
Allowance made during the year	—	28,819
At the end of the year	—	28,819

The Group recognized RMB28,819 of credit loss allowance during the year ended December 31, 2023, which was primarily related to one franchisee after reassessment of the franchisee’s business forecast.

iii)The following table provides information about deferred revenue from contracts with customers:

	As of December 31,
	2022	2023
	RMB	RMB
Current	202,996	406,066
Non-current	277,841	369,455
Deferred revenue	480,837	775,521

The deferred revenue balances above as of December 31, 2022 and 2023 were comprised of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Upfront franchise fees	319,537	420,421
Advances from sales of hotel supplies and other products	92,144	238,739
Loyalty program	36,877	44,787
Others	32,279	71,574
Deferred revenue	480,837	775,521

The Group recognized revenues of RMB160,633, RMB170,768 and RMB170,085 during the years ended December 31, 2021, 2022 and 2023, which were included in deferred revenue balance at the beginning of each year.

(c)	Revenue allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2022 and 2023, the Group had RMB319,537 and RMB420,421 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods over 1 to 20 years.

The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.

15.	Net income per ordinary share

Basic and diluted net income per ordinary share for the years ended December 31, 2021, 2022 and 2023 are calculated as follow:

	Years ended December 31,
	2021		2022	2023
	RMB		RMB	RMB
Numerator:
Net income attributable to the Company	145,054		98,099	737,137
Accretion to the redemption value of redeemable Class A ordinary shares(i)	(15,115)		—	—
Net income available to ordinary shares	129,939		98,099	737,137
Denominator:
Weighted average number of ordinary shares (for basic calculation)	323,163,367	(ii)	379,321,522	405,628,647
Effect of dilutive share-based awards(iii)	—		2,277,167	9,194,655
Weighted average number of ordinary shares and dilutive potential ordinary shares outstanding (for diluted calculation)	323,163,367		381,598,689	414,823,302
Basic net income per ordinary share (in RMB)	0.40		0.26	1.82
Diluted net income per ordinary share (in RMB)	0.40		0.26	1.78
(i)Represent the accretion to the redemption value of Series C shares of Atour Shanghai prior to the termination of the preference rights of certain shareholders on April 8, 2021 (See Note 13).
(ii)For the years ended December 31, 2021, 214,203,200 ordinary shares were included in the denominator in the calculation of basic income per ordinary share to give the effect of the termination of preference rights on April 8, 2021.
(iii)For the years ended December 31, 2021, 17,740,297 share options were excluded from the calculation of diluted net income per ordinary share, respectively, as their vesting is contingent upon the satisfaction of a performance condition (i.e. completion of a Qualified IPO), which is not considered probable until the event occurs. For the year ended December 31, 2022 and 2023, 660,000 and 401,405 share options were excluded from the calculation of diluted per ordinary share as their effects would have been anti-dilutive.
16.	Share based compensation

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

A summary of activities of the share options for the years ended December 31, 2023 is presented below:

		Weighted		Aggregate
	Number of	average	Weighted remaining	intrinsic
	share options	exercise price per share	contractual years	value
		USD		USD
Outstanding at January 1, 2023	21,444,931	0.85	8.35	110,535
Grant	4,657,083	2.88
Forfeiture	(1,000)	0.01
Exercise	(19,427,760)	0.75
Outstanding at December 31, 2023	6,673,254	2.57	8.93	21,475
Exercisable as of December 31, 2023	5,211,516	2.68	9.04	16,216

The weight average grant fate fair value of the share options grated during the years ended December 2021, 2022 and 2023 was RMB11.93, RMB22.32 and RMB34.78, respectively.

As of December 31, 2023, RMB27,705 of unrecognized compensation expense related to unvested share options is expected to be recognized over a remaining weighted-average vesting period of approximately 2.85 years. The total fair value at grant date of share options held by the Group’s employees that vested during 2023 was RMB159,957.

The fair value of the share options granted is estimated on the date of grant using the binomial option pricing model with the following assumptions used.

	2021	2022	2023
Risk-free rate of return(1)	1.7%-3.2%	3.1%-4.0%	3.4%-3.8%
Volatility(2)	34.6%-37.6%	39.0%-40.4%	40.2%-46.5%
Expected dividend yield(3)	0%	0%	0%
Fair value of ordinary share (in RMB)(4)	11.9-31.7	28.8-43.6	42.0-62.9
Exercise Multiple(5)	2.2	2.2	2.2-2.8
Expected term(6)	10	10	10
(1)Risk-free rate was estimated based on the yield of USD Treasury Strips for share options granted under the Public Company Plan as of the valuation date for a term consistent with the option life.
(2)Expected volatility was assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected term of each grant.
(3)The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the share options.
(4)Prior to IPO, the estimated fair value of the ordinary shares at the grant dates was estimated by management with the assistance of an independent valuation firm. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value. After the Company’s IPO, the fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.
(5)The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely accepted academic research publication.
(6)The expected term is the contract life of the option from grant date.

For the years ended December 31, 2021, the Group did not recognize any share-based compensation expenses for the share options granted as all awards contain a performance condition which is contingent upon the completion of a Qualified IPO and is not considered probable until the event happens.

Upon the completion of IPO in November 2022, the Group immediately recognized share-based compensation expenses of RMB96,605 of share options vested cumulatively. For the year ended December 31, 2022, the Group recognized RMB163,193 share-based compensation expenses.

For the years ended December 31, 2023, the Group recognized RMB163,978 compensation expenses. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees.

A summary of share-based compensation expenses recognized for the years ended December 31, 2022 and 2023 is presented below:

	Years ended December 31,
	2022	2023
	RMB	RMB
Hotel operating costs	2,111	1,286
Selling and marketing expenses	618	391
General and administrative expenses	160,464	162,301
Total	163,193	163,978

17.	Equity
(a)	Ordinary shares

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

In connection with the Company’s IPO in November 2022, the Company issued 5,462,500 American depositary shares (“ADSs”) or 16,387,500 Class A ordinary shares at the price of USD11 per ADS or USD3.67 per ordinary share, with net proceeds of RMB365,784.

(b)	Termination of preference rights of certain shareholders

As set out in Note 13, the preference rights (including liquidation preference and redemption rights, where applicable) of Series A, B and C shares were terminated on April 8, 2021. The redeemable Series B and C Shares were reclassified from mezzanine equity to permanent equity and Series A Shares with liquidation preference were reclassified to ordinary shares within permanent equity on April 8, 2021 as a result of the termination of the preference rights.

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

In August 2023, the Company declared a cash dividend of USD$0.05 per ordinary share, or USD$0.15 per American Depositary Share (“ADS”), with each ADS representing three Class A ordinary shares. The total amount of RMB150,579 was distributed on September 28, 2023.

18.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Trip.com Group Ltd. and its subsidiaries (collectively referred to as “Trip.com Group”)	Major shareholder of the Company and its affiliated entities

(a)	Major transactions with related parties

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Hotel reservation payments collected on behalf of the Group (1)
Trip.com Group	588,238	692,771	1,441,229
Hotel reservation service fees (2)
Trip.com Group	21,276	11,334	28,686

(1)Hotel reservation payments collected on behalf of the Group represent room charges net off travel agency reservation service fees of manachised hotels and room charges of leased hotels.

(2)Hotel reservation service fees represent travel agency reservation service fees of leased hotels.

(b)	Balances with related parties

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties
Trip.com Group	53,630	115,900
Amounts due to related parties
Trip.com Group	3,004	1,104

19.	Contingencies
(a)	Capital commitments

As of December 31, 2023, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB3,607, which is expected to be incurred within one year.

(b)	Litigation and contingencies

The Group and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise and management agreements and lease contracts, which are handled and defended in the ordinary course of business. The Group believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the consolidated financial statements, is not likely to have a material adverse effect on the Group's results of operations, financial condition or cash flows.