Form 20-F
period 2024-12-31
Atour Lifestyle Holdings Ltd
filed 2025-04-25
CIK 1853717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended December 31, 2024

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

414,557,854 ordinary shares, comprising of 340,876,937 Class A ordinary shares, par value US$0.0001 per share (excluding the 6,602,585 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan), and 73,680,917 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADR” refers to average daily room rate, which means room revenue divided by the number of rooms in use;
●	“ADSs” refers to the American depositary shares, each representing Class A ordinary shares;
●	“Atour,” “we,” “us,” “our,” “ours,” “our company,” and the “Company,” refer to Atour Lifestyle Holdings Limited, a Cayman Islands exempted company and its subsidiaries;
●	“China” or “PRC” refers to the People’s Republic of China; and only when in this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;
●	“GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers;
●	“leased hotels” refers to leased-and-operated hotels, which, for the avoidance of doubt, include hotels that are exclusively operated by us on properties leased by certain designated third parties;
●	“manachised hotels” refers to franchised-and-managed hotels;
●	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;
●	“OTA” refers to online travel agency;
●	“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period;
●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Tier 1 cities” refers to, based on China Business Network’s rankings of 2022, the four Chinese cities of Beijing, Shanghai, Guangzhou and Shenzhen;
●	“New Tier 1 cities” refers to, based on China Business Network’s rankings of 2022, the 15 Chinese cities of Chengdu, Chongqing, Hangzhou, Xi’an, Wuhan, Suzhou, Zhengzhou, Nanjing, Tianjin, Changsha, Dongguan, Ningbo, Foshan, Hefei and Qingdao;
●	“Tier 2 cities” refers to, based on China Business Network’s rankings of 2022, the 30 Chinese cities of Baoding, Changzhou, Dalian, Quanzhou, Jinhua, Fuzhou, Weifang, Guiyang, Harbin, Jiaxing, Huizhou, Jinan, Wuxi, Kunming, Lanzhou, Linyi, Changchun, Nanchang, Nanning, Nantong, Xuzhou, Xiamen, Shaoxing, Shenyang, Shijiazhuang, Taiyuan, Wenzhou, Yantai, Zhongshan and Zhuhai;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US$1, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contribution to the enterprise expansion fund or the staff and bonus welfare fund during the years ended December 31, 2023 and 2024. The restricted amounts of our PRC subsidiaries totaled RMB126.3 million and RMB286.7 million (US$39.3 million) as of December 31, 2023 and 2024, respectively. See “Item 4. Information on The Company-4.B. Business Overview-Regulation-Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Taxation-PRC” for more details.

In August 2024, we announced a three-year annual dividend policy, under which we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing 2024. The exact dividend amount will be determined at the Board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors. In August 2024, our board of directors declared a cash dividend of US$0.15 per ordinary share, or US$0.45 per ADS. The aggregate amount of the cash dividend was approximately US$62.1 million.

In 2024, Atour Shanghai distributed RMB540.0 million (US$74.0 million) to our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited, or Atour Hong Kong. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Atour Hong Kong to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Offshore Financing.”

In addition, we face various legal and operational risks and uncertainties related to being based in and having a significant portion of our operations in China. The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may influence our operations as they deem appropriate to further economic, regulatory, political, and societal goals. The PRC regulatory authorities have issued new policies covering cybersecurity, data privacy, antitrust, foreign investments, and overseas securities listings, requiring or potentially requiring us to undergo additional regulatory approvals and filings for our business operations, acceptance of foreign investments, and future overseas financing activities. For example, we may need to comply with the filing requirements under the CSRC Filing Rules (as defined below in “Item 3. Key Information—Recent Regulatory Developments— CSRC Filing Requirements”) for future offerings and listings of our securities in overseas markets to the extent applicable. Furthermore, we cannot rule out the possibility that the PRC regulatory authorities will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. These risks could result in a material change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information— Recent Regulatory Developments” on pages 3 and 4 of this annual report, “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings” on pages 4 and 5 of this annual report, and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” from page 31 through page 40 of this annual report.”

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the Holding Foreign Companies Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor which is headquartered in mainland China. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. However, this determination was vacated by the PCAOB in 2022. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, amending the HFCAA in two significant ways: (i) reducing the consecutive non-inspection years required to trigger HFCAA prohibitions from three to two, and (ii) allowing any foreign jurisdiction to be the basis for the PCAOB’s incomplete access to inspect or investigate a company’s auditor. Initially, the HFCAA applied only if the PCAOB’s inability to inspect or investigate resulted from a stance taken by an authority in the foreign jurisdiction where the relevant public accounting firm operated. Following the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm arises from a stance taken by an authority in any foreign jurisdiction, irrespective of the location of the accounting firm. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong remains uncertain and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and Nasdaq may determine to delist our securities. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs.”

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. For each hotel that we operate, our subsidiary operating the hotel is required to obtain a basic business license and a special industry license issued by local public security bureau, and is required to have hotel operation included in the business scope of its business license. As of December 31, 2024, we have obtained such basic business license and special industry license in compliance with applicable PRC laws and regulations. In addition, our operating subsidiaries in China may from time to time be required to obtain other secondary licenses, permits or approvals from local governmental authorities at the operational level, such as fire prevention safety inspection, hygiene permit and environmental impact assessment approval, to the extent relevant to their respective business. For a detailed discussion of compliance with these licenses, permits or approvals required in our ordinary course of business, and the associated consequences and risks for any non-compliance, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations that may subject us to liability.”

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

3.A.	Reserved
3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	Our operating results are subject to conditions typically affecting the hospitality industry in China, any of which could reduce our revenues and limit opportunities for growth.
●	If we are unable to compete successfully, our financial condition and results of operations may be harmed.
●	We may not be able to manage our expected growth, which could adversely affect our operating results.
●	Our expansion within existing markets and into new markets may present increased risk.
●	We may not be able to successfully identify, secure or operate additional hotel properties.
●	Our limited operating history makes it difficult to evaluate our future prospects and results of operations.
●	If our brand reputation is harmed, it could have a material adverse effect on our business and results of operations.
●	We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, other employees, business partners, other third parties as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.
●	We may not be successful in developing and achieving expected returns from our diversified hotel brand portfolio, which could adversely affect our financial performance and condition.
●	We are subject to various operational risks inherent in the manachise business model.
●	We may not be able to successfully attract new franchisees and compete for franchise and management agreements and, as a result, we may not be able to achieve our planned growth.

●	Our franchise and management agreements could be terminated early and we may not be able to renew our existing franchise and management agreements or renegotiate new franchise and management agreements when they expire.
●	We may be liable for improper collection, use or appropriation of personal information provided by our customers.

Risks Related to Doing Business in China

●	We conduct all of our operations in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject to economic, political and legal developments in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations” on page 31 of this annual report.
●	Since legal system in China continues to evolve rapidly, the interpretation and enforcement of many laws, regulations and rules involve uncertainties, and these laws, regulations and rules can change quickly with little advance notice. In addition, the Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us” on page 32 of this annual report.
●	Our online platform business is subject to various internet-related laws and regulations. These internet-related laws and regulations are relatively new and evolving, and their enactment timetable, interpretation and implementation involve certain uncertainties. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation” on pages 32 and 33 of this annual report.
●	Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs” on pages 33 and 34 of this annual report.
●	It may be challenging to effect service of legal process, enforce foreign judgments or bring actions in China against us or our management based on foreign laws. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws” on page 34 of this annual report.
●	We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 35 of this annual report.

Risks Related to The ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.
●	The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings.
●	The Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed discussion of the underlying risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to The ADSs—The approval or filing of the China Securities Regulatory Commission or other PRC regulatory agencies may be required to maintain our listing status or conduct future offshore securities offerings” on pages 44 and 45 of this annual report.

Risks Related to Our Business and Industry

Our operating results are subject to conditions typically affecting the hospitality industry in China, any of which could reduce our revenues and limit opportunities for growth.

Our operating results are subject to conditions typically affecting the hospitality industry in China, including, among others:

●	changes in national, regional or local economic conditions;
●	contraction in the global economy or low levels of economic growth;
●	competition from other hotels and vacation rental online marketplace companies;
●	the attractiveness of our hotels to our guests;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	adverse weather conditions, natural disasters or serious contagious diseases;
●	the ability of third-party internet and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;
●	the availability and cost of capital necessary for us and third-party hotel owners to fund investments, capital expenditures and service debt obligations;
●	delays in or cancellations of planned or future development or refurbishment projects;
●	seasonal and cyclical volatility in the hospitality industry;
●	changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development;

●	the performance of managerial and other employees of our hotels; and
●	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

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

We have experienced substantial growth in the past. Over the past few years, we increased the number of our hotels in China to 1,619 as of December 31, 2024, and we intend to continue to convert and manage additional hotels in markets where we have a presence and in additional cities in China. Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified hotel management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

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

We believe that our future success depends on our ability to achieve sustainable and profitable growth. We have a limited operating history since we commenced our business operations in China in 2013. Our limited operating history and significant growth make it difficult to evaluate our historical performance or prospects. In addition, fluctuations in results could make period to period comparisons difficult. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include, among others:

●	the uncertainties associated with our ability to continue our growth and maintain profitability;
●	preserving our competitive position in the upper midscale hotel segment of the hospitality industry in China;
●	offering consistent and high-quality accommodations and services to retain and attract guests;
●	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences;
●	our ability to introduce new hotel and other lifestyle offerings to achieve our goal to become a leading lifestyle group;
●	increasing awareness of our Atour brand and continuing to develop customer loyalty; and
●	recruiting, training and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

If our brand reputation is harmed, it could have a material adverse effect on our business and results of operations.

We believe the brands under “Atour,” “Yaduo”, “Atour Light” and “Atour Planet” series are integral to our success, including the success of our sales and marketing efforts and our efforts to grow through hotel management arrangements. Our continued success in maintaining and enhancing our brand depends, to a large extent, on our ability to provide consistent and high-quality accommodations and services across our hotel chain, and design and introduce new accommodations and services to meet customer demands, as well as our ability to respond to competitive pressures. In addition, we must maintain our hotels’ good condition and attractive appearance which requires ongoing renovations and other leasehold improvements, including periodic repair and replacement of furniture, fixtures and equipment. Our future lifestyle brand offerings, if any, also depend on successful execution of our brand strategy and customer perception of us as a leading and pioneering lifestyle brand. If we are unable to maintain and enhance our brand reputation or fail to execute our brand strategy, our occupancy and room rates may decline and our new lifestyle brand offerings may not be widely accepted by customers, which would adversely affect our business and results of operations.

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

We primarily derive our revenues from (i) franchise and management fees from our manachised hotels and sales of hotel supplies to manachised hotels, (ii) operations of our leased hotels, and (iii) sales of our retail products in connection with our retail business. We generated net revenues of Atour Light, Atour X, Atour, Atour S, and A.T. House. However, any new brands that we have launched or may launch in the future may not achieve anticipated returns. The development of a new brand requires significant upfront market research and accurate prediction of customer preferences, followed by hotel development process that takes a considerable amount of time. We may not possess enough knowledge or experience in expanding into these new market segments and we may face more competition in such new market segments. We cannot assure you that our efforts in developing new hotel brands will be successful. If a new hotel brand is not well received by our customers, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

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

In particular, our retail services are subject to various potential liabilities and risks commonly associated with e-commerce or online retail, including, among others:

●	product liability disputes and related liabilities;
●	food safety disputes and related liabilities;
●	intellectual property infringement disputes and related liabilities;
●	portrait right infringement disputes and liabilities associated with the marketing materials that we use to promote our products;
●	disputes and liabilities related to pricing, advertisements, consumer protection, privacy and data security;
●	non-compliance risks under various laws and regulations, including those laws and regulations relating to online platforms.
●	risks related to refund policy, storage and transportation of our products;
●	fluctuations in the price of raw materials;
●	reliance on third-party manufactures for our private label products and their ability to produce and supply products in compliance with our specifications;
●	lack of effective monitoring over our franchisees, who act as distributors for our retail products; and
●	inventory impairment risks.

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

As of December 31, 2024, we had a pipeline of 741 manachised hotels with a total of 79,528 hotel rooms under development, which we define as hotels under construction or approved for development under our hotel brands. The commitments of owners and developers with whom we have contracts are subject to numerous conditions, and the eventual development and construction of our development pipeline not currently under construction is subject to numerous risks, including, in certain cases, the owner’s or developer’s ability to obtain adequate financing and obtaining governmental or regulatory approvals. As a result, not every hotel in our development pipeline may develop into a new hotel that enters our system.

We are subject to various operational risks inherent in the manachise business model.

Our success could be adversely affected by the performance of our manachised hotels, which are subject to a variety of risks inherent in our manachise business model. Under the manachise business model, we manage hotels through the on-site hotel managers and deputy managers we appoint to each hotel and collect fees from franchisees. We plan to continue to increase the number of manachised hotels in the future. Our franchisees may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis.

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

We franchise our brands to third parties pursuant to franchise and management agreements or other similar agreements. These franchise and management agreements may be renegotiated or may expire. The versions of franchise and management agreements we have used during recent years typically have a fixed term of up to 20 years. We plan to renew our existing franchise and management agreements upon expiration or renegotiate with our franchisees for new franchise and management agreements. However, we may be unable to retain our franchisees on satisfactory terms, or at all. In addition, our franchise and management agreements could also be terminated early due to a number of reasons, including property disputes or defects, franchisees’ financial difficulties, regulatory non-compliance, and others, many of which are beyond our control. If a significant number of our existing franchise and management agreements expire and new franchisees do not cover those expired franchisees or a significant number of our franchisees terminate the franchise and management agreements with us early, our revenue and profit may decrease in the future, and our results of operations could be materially and adversely affected.

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

Our newly-leased hotels or rebranded leased hotels typically incur substantial upfront capital expenditures and generate relatively low revenues during their ramp-up stages, which may have a significant negative impact on our results of operations.

We typically incur substantial upfront capital expenditures for newly-leased hotels or rebranding of our existing leased hotels. During the ramp-up stage immediately after the opening or rebranding, occupancy rates increase gradually and revenues may be insufficient to cover operating costs, which are relatively fixed in nature. As a result, most newly-leased or rebranded hotels may not achieve profitability until they reach a mature level of operations. Additionally, we may be unable to recover development costs or capital expenditures we incur for projects that are not completed or do not perform as expected. Any expansion of our leased hotel portfolio or rebranding of existing leased hotels would incur significant upfront capital expenditures and relatively low revenues during the ramp-up stage, which could materially impact our financial performance.

Properties that we develop or rebrand could become less attractive due to market saturation, oversupply or changes in market demand, with the result that we may not be able to recover investments as we expect, or at all.

Our legal right to lease certain properties to operate our leased hotels could be challenged by property owners or other third parties, which could prevent us from continuing to operate our leased hotels or increase the costs associated with operating these hotels.

We rely on leases with third parties who either own or lease the properties from the ultimate property owners to operate our leased hotels. The land use rights and other property rights with respect to properties we currently lease for our existing hotels could be challenged. As of December 31, 2024, our lessors failed to provide us with the valid property ownership certificates and/or the land use rights certificates for approximately 6.0% of all our leased hotels in terms of gross floor area. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, the lessees’ rights under those leases could be challenged by other parties including government authorities in China. If the properties are deemed to be illegal constructions or the landlords do not have the rights to lease the properties to the lessees for hotel operations purposes, the lessors (instead of the lessees) may be subject to monetary penalties and the lease agreements may be invalidated. We may therefore be required to relocate our relevant hotels. In addition, some of our properties where our leased hotels are located are owned by governmental and other third-party organizations, and such leases are subject to present and future policies in China related to government-owned properties or other similar types of properties. In the event that we could no longer operate on such sites, we may suffer financial losses.

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

Under PRC law, all lease agreements of commodity housing tenancy are required to be registered with the local housing bureau, including those relating to the leased properties underlying our leased hotels. While the majority of our standard lease agreements require the lessors to make such registrations, most of our leases entered into in connection with our leased hotels as of December 31, 2024 have not been registered as required by PRC law, which may expose both lessors and lessees to potential monetary fines ranging from RMB1,000 to RMB10,000 for each non-registration. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties.

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

Lessors of our hotel properties are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, before any properties located on state-owned land in China with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from competent government authorities. In addition, properties used for hotel operations and the underlying land should be approved for hospitality use or appropriate commercial use purposes by competent government authorities. Some of the lessors of our hotel properties have not obtained the required governmental approvals, including approvals of the properties for hospitality use purposes. As of December 31, 2024, for approximately 29.9% of our leased hotels in terms of gross floor area, the lessors have not obtained the required governmental approvals for the properties to be used for hospitality use purposes. Failure to comply with the land- and property-related laws and regulations may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of the leases and relocation of our relevant leased hotels, and therefore may adversely affect our results of operations. While some lessors have agreed to indemnify lessees against the losses resulting from the lessors’ failure to obtain the required approvals, there is no assurance that the lessees will be able to successfully enforce such indemnification obligations against the lessors or that such indemnification can cover losses from all the property defects. As a result, we may suffer significant losses resulting from the lessors’ failure to obtain required approvals to the extent that the lessees are not fully indemnified by the lessors.

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

Interruption or failure of our technology platform or IT system could materially and adversely affect our operations.

Our ability to provide consistent and high-quality services and products depends on the continued operation of our technology platform and IT system. Any damage to, or failure of, our technology platform or IT system could interrupt our service. Our technology platform and IT system are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, hackers, fires, floods, earthquakes, or other attempts or incidents to harm our systems, and similar events. We rely on cloud servers maintained by third-party service providers to store most of our data. Problems with our cloud service provider or the telecommunications network providers it relies on could adversely affect the experience of our guests. Our cloud service provider could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our guests. In addition, our servers may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant and our disaster recovery planning does not account for all possible scenarios. In addition, our technology platform, IT system and related technologies may become outdated, and we may not be able to replace or introduce upgrades as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent, prolonged or persistent technology platform or IT system failures, the quality of our services and our reputation could be harmed. The steps we need to take to increase the reliability and redundancy of our technology platform and IT system may be costly, which could reduce our operating margin, and may not be successful in reducing the frequency or duration of any failures or service interruptions.

Moreover, our business also relies upon the overall performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (the “MIIT”). Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serves a large number of guests, customers, franchisees and suppliers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected.

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

Furthermore, the hospitality industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected. In addition, we have invested in developing our data analytics and other technologies to improve our customer services and operational efficiency, but there is no guarantee that such investments may result in our anticipated outcomes or returns. We also incorporate intelligent technologies in internal management and other operational activities, which exposes us to potential risks of new or enhanced governmental or regulatory scrutiny, litigation or other legal liability, ethical concerns, negative perceptions as to automation and intelligent technologies, activities that threaten people’s safety or well-being on- or offline, or other complications that could adversely affect our business, reputation, or financial results.

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

Historically, we have derived a portion of our revenues from our loyalty program members and from our cooperation arrangements with certain corporate account clients. In 2024, approximately 63.0% of our room-nights were sold to our A-Card members and corporate account clients through our central reservation system. We expect that these members and corporate account clients will contribute to the growth of our business in the near future.

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

Our themed hotels are developed under license agreements which grant us the right to use certain intellectual property such as our business partners’ brand names, trademarks and logos. These license agreements typically have terms between one to 10 years, some of which are not automatically renewable, and give the licensor the right to terminate the license agreement due to certain reasons like material breach or non-performance of such license agreements. We may not be able to renew any or some of the existing license agreements. We believe our ability to retain our license agreements depends, in large part, on our relationships with our licensors. Any events or developments adversely affecting those relationships could adversely affect our ability to maintain and renew our license agreements on similar terms or at all. The termination or lack of renewal of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. While we may enter into additional license agreements in the future, the terms of such license agreements may be less favorable than the terms of our existing license agreements. In addition, our collaboration with licensors is generally non-exclusive. Licensors may work with our competitors or new participants in the market. This lowers entry barrier for market players who plan to enter the themed hotel market and operate hotels based on the same non-exclusive licensed intellectual property rights, resulting in more competition and creating pricing pressure.

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

We believe our brand, trade name, trademarks and other intellectual property are critical to our success. “Atour” “Yaduo” and “Atour Light” are well-recognized brands in China’s hospitality industry, while “Atour Planet” series are renowned brands for sleep-related products. The success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our market presence. Although we have registered “Yaduo,” “Atour,” “Atour Light,” “Atour Planet” and other logos related to our business as trademarks in China, there is no assurance that any issued patents or registered trademarks will adequately protect our intellectual property, or that such patents and trademarks will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Besides, our trade secrets may leak or otherwise become available to, or be independently discovered by, our competitors or other third parties. Some of our trademark applications may not be granted for various reasons, including existence of prior registrations, applications or rights, or rejection by the authorities in their discretion. If our trademark applications are not granted, we may have to use different marks for affected products or services, or seek other alternative arrangements, which might not be available on commercially reasonable terms, if at all.

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

The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may be costly, involve substantial management time and resources to enforce and may fail to prevent their unauthorized use by third parties. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources and could put our intellectual property at risk of being invalidated or narrowed in scope. There is no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights, and our business may suffer materially.

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

Our future success significantly depends upon the continuing service of our senior management team, including, our founder, Chairman of Board of Directors and Chief Executive Officer, Mr. Haijun Wang. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily, or at all. As a result, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. In addition, our senior management team has limited experience in running public companies, which will require us to expend additional resources in hiring additional support staff and incur additional costs and expenses.

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

In particular, our hotel managers and deputy managers are responsible for managing our manachised hotels and interact with our guests on a daily basis and are critical to maintaining our consistent and high- quality accommodations and services, as well as our established brand and reputation. We aim to recruit, train and retain entrepreneurial, motivated and customer-oriented hotel managers and deputy managers with backgrounds and experience in hotel, service and other industries. We must recruit and train qualified hotel managers and deputy managers on a timely basis to keep pace with our rapid growth. There may be a limited supply of such qualified individuals in some of the metropolitan markets in China where we have operations and other cities into which we intend to expand. In addition, criteria such as dedication to work and commitment to high-quality of customer service are difficult to ascertain during the recruitment process. We also must provide continuous training to our hotel managers and deputy managers so that they can stay abreast of changes in our hotel operations and consumer preferences and demands, and meet and implement our quality standards. If we fail to recruit, train and retain qualified hotel managers and deputy managers, our quality standards may decrease in one or more of our hotels and our manachised hotels’ operation may be adversely affected, which in turn may have a material and adverse effect on our brand, our business, and our financial condition and results of operations.

The success of our retail business is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences.

The success of our retail business depends on our ability to continuously offer quality products that are attractive to consumers. Consumer preferences may shift over time in response to changes in demographic and social trends, economic circumstances and marketing efforts. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability.

The backbone of our retail business lies in our strong market research, product development and supply chain management capability. We identify new product lines or upgrade existing product lines by monitoring the latest trend in the market and conduct surveys with our customers. We then design the products and work with third-party manufacturers to produce them. However, we may not be successful in developing new products, and our new products may not be commercially successful. To the extent that we are not able to successfully identify, develop and design new or improved products in response to changing market preference, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products with designs and functions that are appealing to consumers. We may expend substantial resources developing new products that may not achieve expected sales levels.

If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract both new and existing consumers. However, our marketing and consumer engagement efforts may not be as effective as we anticipate. In addition, our competitors may offer promotions or loyalty program incentives that could attract consumers who purchase our products. If we are unable to retain the loyalty of existing consumers and attract new consumers, our revenues could decrease and we may not be able to expand our retail business base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

We primarily promote our brand and sell products through online channels. If such online channels’ services or operations are interrupted or if our cooperation with third-party e-commerce platforms terminates, deteriorates or becomes more costly, our retail business, financial condition and results of operations may be materially and adversely affected.

We primarily promote our brand and sell products through online channels. To support this, we have developed a comprehensive online sales platform that integrates e-commerce functions into our mobile app and Weixin mini-program. Additionally, we sell our products on leading third-party e-commerce platforms in China, providing broader access to consumers. Currently, approximately 90% of our retail revenue comes from online sales. If such online channels’ services or operations are interrupted, if such online channels fail to provide a satisfactory customer experience and fail to attract new and retain existing consumers, if our cooperation with third-party e-commerce platforms terminates, deteriorates or becomes more costly, our retail business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all. In addition, any negative publicity about third-party e-commerce platforms, proven or not, may deter visits to the platforms and result in fewer sales of our products, which may negatively impact our retail business, financial condition and results of operations.

Our retail business is subject to risks due to our reliance on third-party manufacturers and other suppliers.

We rely upon third-party manufacturers and suppliers for our retail products. Our ability to meet our consumers’ needs depends on our ability to maintain a steady supply of products from such manufacturers and other suppliers. If one or more of our major suppliers were to sever their relationship with us or significantly alter the terms of our relationship, we may not be able to establish alternative supply chain arrangements in a timely manner, which could have an adverse effect on our retail business, financial condition or results of operations. Additionally, if any of our third-party manufacturers and other suppliers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, it could result in lost sales, added costs and shipment delays that could harm our business and consumer relationships.

If we were to be sued for product liability, we could face substantial liabilities that exceed our resources.

The third-party and private label products that we sell through our retail business could lead to the filing of product liability claims where someone may allege that the products that we sold failed to perform as designed or caused certain injuries or losses. We may be subject to product liability claims resulting from misuse of the products that we sold, and we currently do not maintain any product liability insurance. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017. Pursuant to the Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we previously had applied for and completed a cybersecurity review with respect to the listing of the ADSs on Nasdaq in November 2022 pursuant to the Cybersecurity Review Measures.

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

As of December 31, 2024, a small number of our leased hotels have not obtained approvals from or made appropriate filings with applicable fire prevention authorities, construction authorities, environmental protection authorities, health administration or public security bureau, and a small number of our leased hotels selling or serving food have not obtained the relevant approvals from local counterparts of the SAMR for such activities. As a result of these non-compliance matters, we have been and may be subject to monetary damages, the suspension or disruption of our operations or conversion activities, or other administrative penalties or investigations, which could materially and adversely affect our financial condition and results of operations.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2024 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses in evaluating the effectiveness of the company’s internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Class A ordinary shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Under the Public Company Plan, the maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 51,029,546 Class A ordinary shares, which have been reserved for issuance pursuant to the Public Company Plan accordingly. As of March 31, 2025, a total of 29,784,429 share options corresponding to underlying 29,784,429 Class A ordinary shares had been granted to the participants under the Public Company Plan.

For the years ended December 31, 2022, 2023 and 2024, we recognized RMB163.2 million, RMB164.0 million and RMB32.8 million (US$4.5 million) of share-based compensation expenses, respectively.

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

We conduct all of our operations in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China is still owned by the PRC government. The PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of U.S.-traded companies and a PCAOB-registered firm, is subject to PCAOB inspections. However, as our auditor is based in China, where the PCAOB has historically faced restrictions, past inspections were not fully conducted. In response to regulatory concerns, the U.S. enacted the Holding Foreign Companies Accountable Act (the “HFCAA”) in 2020, as amended in 2023. Under the HFCAA, trading in our securities on U.S. markets may be prohibited if the PCAOB cannot inspect our auditor for two consecutive years. In 2021, the PCAOB determined it was unable to inspect audit firms in China and Hong Kong, including ours, but vacated this decision in 2022 after conducting full inspections.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong remains uncertain and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue requiring complete access to inspections and investigations of accounting firms headquartered in mainland China and Hong Kong in the future, and has stated that it plans to resume regular inspections beyond 2023.

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

The PRC government imposes controls on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our self-owned online store or content is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

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

As of March 31, 2025, Mr. Haijun Wang beneficially owns 73,680,917 Class B ordinary shares and controls the voting power of 6,622,899 Class A ordinary shares. Accordingly, Mr. Haijun Wang beneficially owns approximately 20.34% of our total issued and outstanding share capital and 69.13% of the aggregate voting power of our total issued and outstanding share capital as of the same date due to the disparate voting powers associated with our dual-class share structure as well as voting proxy granted to him by other minority shareholders.

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

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in November 2022 and in the secondary offerings by our shareholders in June and December 2023 and June 2024 are freely tradable without restriction or further registration under the Securities Act, and shares held by our shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements (if any). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

In August 2024, we announced a three-year annual dividend policy, under which we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing 2024. If our board of directors decides to continue to declare and pay dividends after such annual dividend policy, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely need to rely on future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, (ii) the Measures for the Security Assessment of Outbound Data Transfer, which came into effect on September 1, 2022, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of outbound data transfer, and (iii) the Provisions on Promoting and Regulating Cross-Border Data Flows, which came into effect on March 22, 2024, provides certain clarification and relaxation to the compliance mechanisms for cross-border transfer of personal information, and provide several exemptions from undergoing security assessment, obtaining personal information protection certification, or entering into a prescribed agreement for cross-border transfer of personal information for businesses. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we had applied for and completed a cybersecurity review with respect to the listing of the ADSs on Nasdaq in November 2022 pursuant to the Cybersecurity Review Measures.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may lack standing to initiate shareholder derivative actions in U.S. federal courts. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the Company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain register of members or corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders and register of mortgages and charges). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although local authorities in China may establish a regulatory cooperation mechanism with securities regulatory authorities of other countries or regions to implement cross-border supervision and administration, such regulatory cooperation with securities regulatory authorities in the Unities States has not been efficient due to the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

Based on the manner in which we currently conduct our business, the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2024 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill and other intangible assets (which may be determined, in part, by reference to our market capitalization, which could be volatile). Therefore, we may be or become a PFIC for any taxable year if our market capitalization declines while we hold a substantial amount of cash and financial investments. In addition, if in the future we change the type of services we provide with respect to our franchised hotels, our PFIC status for any taxable year may depend on whether and to what extent our income from franchised hotels will be treated as derived in the active conduct of a trade or business within the meaning of applicable Treasury regulations. Because of these uncertainties, there can be no assurance that we were not, or will not be, a PFIC for any of our past, current or future taxable years.

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

We established Atour Lifestyle Holdings Limited as our holding company in the Cayman Islands on April 10, 2012 in anticipation of future capital raising from international investors. Atour Hong Kong was incorporated on March 5, 2021 in Hong Kong. Atour Planet (HK) Holdings Limited was incorporated in Hong Kong on June 25, 2024. Atour Holding (SG) Private Limited was incorporated in Singapore on March 12, 2025.

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

We are the largest upper midscale hotel chain in China in terms of room number as of the end of 2024, according to Frost & Sullivan. Through our hotel network, loyalty program and data and technology capabilities, we have been tirelessly exploring new possible ways to set the new trends for China’s hospitality industry and expand our offerings beyond our hotels. We distinguish ourselves from our peers in the following aspects:

●	Hotel network with a distinct portfolio of lifestyle brands. We offer our guests a diversified collection of lifestyle hotel brands, each created with a unique personality under the unified ethos of inclusivity and presence of humanness. As of December 31, 2024, our hotel network covered 1,619 hotels spanning 209 cities in China, with a total of 183,184 hotel rooms, including 1,593 manachised hotels with a total of 179,469 manachised hotel rooms, in addition to a pipeline of 741 manachised hotels with a total of 79,528 rooms under development. Our guests can book a stay with us and access our rich product and service offerings through offline and online channels, including our mobile app and Weixin mini-program.
●	“A-Card” loyalty program with strong customer stickiness. We built our A-Card loyalty program to enhance our engagement with guests and provide them with a unique and personalized experience. As of December 31, 2024, our A-Card loyalty program had amassed over 89 million registered individual members.
●	Proprietary data and technology capabilities. To provide our customers with personalized services and products, we have developed a comprehensive digital management system, which improves customer experience and operational efficiency in room reservation, room management, pricing and membership benefits. We use our data technology to identify market trends and inform our hotel management decisions, and make our hotel services and retail products more relatable to customers through seamless integration into our rooms and other consumption scenarios throughout our hotels.

In addition, we are the first hotel chain in China to digitally incorporate the marketing and sales of retail products and services into our guests’ experience at our hotel properties. We have strategically focused on sleep-related products, aiming to enhance our guests’ sleep quality. Our hotel rooms provide an immersive experience, enabling us to strengthen our brand elasticity with our guests. On that basis, we have further expanded our online distribution and sales network to drive the rapid growth of our retail business and reinforce our retail brands. Currently, approximately 90% of our retail revenue comes from online sales. The GMV generated from our retail business was RMB2,592.4 million in 2024.

We mainly use the manachised model to expand our hotel network in a less capital-intensive manner. We also lease the properties of the hotels we operate. As of December 31, 2024, we had 26 leased hotels and 1,593 manachised hotels.

The Atour Experience

We believe the unique Atour experience is underpinned by three pillars — the creative hotel space, the “standardized” personalized customer services, and the lifestyle offerings that make Atour more than just a hotel brand.

Creative Space Built By and For the Creative Class

The Atour experience starts with our dynamic hotel space with identities.

We purposefully design and operate individually conceived lifestyle hotel brands that cater to diversified audiences, with a common thread of brand hallmarks that deliver a locally inspired, neighborhood boutique yet consistently enjoyable experience. As of December 31, 2024, we had developed six lifestyle hotel brands, covering the entire chain of midscale to luxury hotels with differentiated appeal to a wide range of guests, from discerning business travelers to the younger generations seeking unique and personalized hospitality experiences.

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

We operate our hotel brands under lease and “manachise” models. Under the lease model, we design, build, and operate hotels located on leased premises. Under the “manachise” model, we manage hotels through the on-site hotel managers and deputy managers we appoint to each hotel and collect fees from franchisees. For a detailed discussion of our hotel network operated under lease and “manachise” models, please refer to “- Hotel Development” and “- Hotel Management.”

The following table sets forth the key information about each of our hotel brands.

		As of December 31, 2024
Brand*	Positioning	Cities	Properties		Rooms
			Manachised	Leased
A.T. House	Luxury	1	—	1	214
AtourS	Upscale	29	79	4	11,684
Atour (Flagship)	Upper midscale	202	1,191	18	138,589
Atour X	Upper midscale	66	167	3	18,138
Atour Light	Midscale	54	156	—	14,559
Total		209	1,593	26	183,184

Note:

(1)

Effective July 1, 2024, we merged our upscale hotel brand, ZHOTEL, with Atour S as part of our efforts to streamline and optimize our brand portfolio. Consequently, the key information for our Atour S brand in the table includes data for the hotel operated under ZHOTEL.

(2)	As of December 31, 2024, Savhe Hotel, our upscale hotel brand expected to open in 2025, has not opened yet and is therefore not included in the table.

Atour Hotel

At the heart of our hotel network is Atour Hotel, a timeless classic that we proudly call the Atour flagship brand. Atour Hotel represents an upper midscale hotel brand, designed for quality-conscious travelers who seek layers of customer experience that mixes comfort with a stylish vibe. With the debut of the first Atour Hotel in Xi’an in 2013, today our flagship brand spanned 202 cities across China as of December 31, 2024, mainly located in Tier 1, New Tier 1 and Tier 2 cities and premium commercial districts in the downtown areas of lower-tier cities in China, with an ADR of RMB428.2 in 2024.

Atour Hotel blends modern sophistication with a deep appreciation for local culture, creating a space that feels both contemporary and rich in humanistic warmth. Our spacious guest rooms typically have an area of approximately 25 square meters, with some as large as 35 square meters. Guided by our “Warmth Aesthetics” philosophy, these rooms are thoughtfully designed with a focus on comfort and functionality. The public areas in an Atour Hotel typically range from 450 to 560 square meters and include standard amenities, including on-premise restaurants offering local breakfast, a laundry room, and a fitness center. In addition, we operate a library that opens 24/7 — a space that we call the “cultural epicenter” of the property, allowing our guests to relaxingly discover the roots in the culture and attitude of the city they are visiting.

In November 2023, we introduced our latest hotel model, Atour 4.0 “With Nature,” under the Atour flagship brand. Inspired by Yaduo (the Chinese name of Atour) village, this new brand embraces the concept of “natural tranquility,” offering customers immersive experiences with contentment and relaxation. We unveiled our first Atour 4.0 hotel in Xi’an in June 2024, and there were ten Atour 4.0 hotels across multiple locations in China as of December 31, 2024. Our Atour 4.0 hotels introduce extensive upgrades across multiple facets of the hotel, including multi-functional workspaces, premium sleep settings in guest rooms, and enhanced dining services. This experience-driven approach aims to establish an advanced operating model defined by superior quality, increased pricing potential, and improved operational efficiency.

As of December 31, 2024, we had 1,209 Atour Hotels in operation with a total of 138,589 guest rooms. As of the same date, we also had 564 Atour Hotels under development with a total of 61,291 guest rooms.

Atour S

We position Atour S as an upscale hotel brand that primarily serves high-end business and leisure travelers. It offers the same inspiring experience of a standard Atour Hotel, only better. We first introduced the Atour S brand in 2016. Since then, its network had been expanded to cover 29 cities across China as of December 31, 2024, mainly located in premium commercial districts in the downtown areas in Tier 1, New Tier 1 and Tier 2 cities in China, with an ADR of RMB568.0 in 2024.

Loyal to the best elements of local designs and cultures, Atour S is committed to setting the standard for a fully upgraded customer experience for any discerning travelers, with more spacious and meticulously designed rooms and top-quality amenities. Guest rooms typically have an area of 27 to 35 square meters, and public areas typically range from 650 to 1,000 square meters, considerably more spacious than those in a traditional Atour Hotel.

As of December 31, 2024, we had 83 Atour S Hotels with a total of 11,684 guest rooms. As of the same date, we also had 40 Atour S Hotels under development with a total of 5,057 guest rooms.

Atour Light

Atour Light is our midscale hotel brand with a cheerful spirit, primarily catering to young urban travelers seeking the best value and experience. We first introduced the Atour Light Hotel in 2016, and since then its footprint had been expanded to cover 54 cities across China as of December 31, 2024. Our Atour Light hotels currently are mainly located in Tier 1, New Tier 1 and Tier 2 cities and premium commercial districts in the downtown areas of lower-tier cities in China, with an ADR of RMB399.0 in 2024.

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

In February 2023, we launched Atour Light 3.0, the upgraded hotel model, which is thoughtfully designed to meet the needs of young, urban business travelers, offering quality services and exceptional experiences tailored to their preferences. Since its launch, Atour Light 3.0 has continued to garner positive reception from a growing base of franchisees. As of December 31, 2024, there were 103 Atour Light 3.0 hotels within our portfolio. Atour Light 3.0’s success lies in our strategic approach to upgrading properties in key business districts and our ability to adapt swiftly to the evolving needs of the business travel market. Since its launch, Atour Light 3.0 has consistently delivered brand-defining innovations and breakthroughs across operations management and customer experience. Looking ahead, Atour Light 3.0 will continue to embrace our “Life at Ease” philosophy, offering a more diverse and elevated travel experience tailored to a broad customer base, with a particular focus on younger business travelers.

As of December 31, 2024, we had 156 Atour Light Hotels in operation with a total of 14,559 guest rooms. As of the same date, we also had 110 Atour Light Hotels under development with a total of 10,128 guest rooms.

Atour X Hotel

Atour X Hotel is our upper midscale hotel brand, created by converting existing boutique hotel properties on the market into “Atour” hotels adhering to the same standards of services and offerings, while maintaining its original design elements. We first introduced the Atour X brand in September 2020. As of December 31, 2024, it could be found in 66 cities across China, with an ADR of RMB435.0 in 2024.

We keep the flavorful and diversified design of the existing hotel properties, while applying our uniform service standards to ensure service quality and consistency.

As of December 31, 2024, we had 170 Atour X Hotels with a total of 18,138 guest rooms. As of the same date, we also had 24 Atour X Hotels under development with a total of 2,629 guest rooms.

A.T. House

A.T. House is our first full-service luxury hotel brand, which aims to become a luxury lifestyle destination that appeals to discerning travelers seeking uniqueness in every aspect of their hotel experience. Our first A.T. House opened in Shanghai in July 2021 with 214 rooms available. In 2024, A.T. House has achieved an ADR of RMB795.1.

Defying the conventional norm of luxury, A.T. House is focused on creating and promoting a pulsating and design-driven lifestyle culture — inducing an air of creativity and adhering to our guests’ affinity for fashion, art, and contemporary culture. Guest rooms are larger than those in a standard Atour Hotel and come with a living area, bringing a sense of home to our guests. The public area is also more spacious than that in our standard Atour Hotel, and comes with two banquet halls, all-day dining, as well as other well-being amenities.

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

Through extensive industry knowledge and operating know-how, we have distilled 17 touchpoints where guests are expected to have the most meaningful interactions with us — from the moment when they make their initial bookings through our mobile app, Weixin mini-program or third-party platforms, to their check-ins at our hotels, from their calls for room services to seeing them off at the end of their stays. For each of the 17 guest touchpoints, including check-in experience, quality of guest supplies, and check-out experience, we have developed a specific operating manual that defies conventional luxury hotel SOPs with an elevated sense of humanness. To name a few, our hotel staff always welcome our guests with a cup of hot tea while they are waiting to be checked in, and offer them a bottle of warm water when they check out. Every morning, our hotel staff also have a couple of on-the-go breakfast packed and kept at the front desk so that guests who need to catch an early flight still get to enjoy their breakfast on the way to the airport. We have also introduced our A-PLUS customer service program, which encompasses a standard portfolio of personalized services exclusively offered to our members. Through the A-PLUS program, guests are able to comprehensively customize their requests and preferences prior to their arrival. We provide a range of premium A-PLUS customized services, featuring a comprehensive sleep enhancement package that includes elements such as pillow selection, and good-night milk.

Instead of adopting unifying standards and simplifying guests down to a few simple types, we focus on gaining deep insights into the preferences of the young generations of customers to design and implement our standards and procedures that allow guests to personalize their hotel experience, by adjusting certain aspects of service formerly controlled exclusively by the hotel. For our hotels’ on-site staff, we adopt and implement a simplified yet effective set of procedures that give the front-line staff the appropriate levels of freedom and discretion to identify and overcome challenges to understanding guest needs and deliver unique services based on these preferences. For example, each of our hotel staff is granted a budget each month that they may utilize in their discretion to help the guests with their unique requests, be it buying medicine for the guests or accompanying them to the hospital.

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

Our A-Card members have great flexibility over how they redeem their membership rewards. Each reward has been completely redesigned in the format of a digital voucher, which enables our A-Card members to have total freedom over when, where and how to use it — they can even give it away to someone else, including those who are new to our brand, which we believe further helps promote our brand to a broader audience. In addition to offering greater flexibility to our members, our digitally managed A-Card loyalty program allows us to accumulate relevant data to better understand our existing members’ preferences. As of December 31, 2024, we had over 89 million registered individual members.

In 2024, we introduced new benefits for our A-Card members, such as complimentary laundry pickup and delivery for those at the platinum level and above, as well as free shipping on Atour brand products for members who make purchases. On top of our A-Card loyalty program, we have also introduced our A-PLUS customer service program, which encompasses a standard portfolio of personalized services exclusively offered to our members. Through the A-PLUS program, guests are able to compressively customize their requests and preferences prior to their arrival. We provide a range of premium A-PLUS customized services, featuring a comprehensive sleep enhancement package that includes elements such as pillow selection, and good-night milk.

Our A-Card program helps us build customer loyalty and reduce our reliance on third-party OTAs. In 2024, approximately 63.0% of our room-nights were sold through our central reservation system. For additional information about our central reservation system, see “—Technology and Digitalization.”

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

Central reservation system (CRS). We have adopted a cloud-based, all-channel, real-time CRS available 24 hours a day, seven days a week. Our CRS is fully integrated with all of our booking channels, including our mobile app, Weixin mini-program, third-party platforms and other reservation partners. This effectively allows us to manage inventories, prices and reservations instantly across all major channels. The real-time inventory management module of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability. The price management module allows us to set up rates at different levels (including property, market segments, booking channels and hotel brands) and distributes price adjustments and promotional offers to all major channels simultaneously, which greatly increases efficiency in managing all our booking channels and enhances our ability to optimize total profit. In addition, our CRS comes with an embedded business intelligence module, which allows our hotel staff to monitor and analyze the core operational metrics and make well-informed business decisions in time. In 2024, approximately 63.0% of our room-nights were sold through our central reservation system. Such a high percentage of booking through our central reservation system enables us to achieve higher operating efficiency compared to hotels that rely heavily on travel intermediaries.

Property management system (PMS). Our PMS enables each hotel within our network to accurately and cost-effectively manage its room inventory and reservations on its own in real time. It also allows the submission of price adjustment requests through an Internet browser, which in turn optimizes each hotel’s occupancy rate, ADR and RevPAR. The system is designed to enhance our profitability and competitiveness by integrating with our CRS and CRM. The main functions of the PMS cover the full lifecycle of accommodation orders management, including pre-stay, during-stay, and post-stay processes. Before check-in, it manages room status and reservation orders to ensure operational readiness, including room availability, pricing adjustments, and maintenance scheduling. During the stay, the system handles order processing, room assignments, task coordination, billing, and night audits. After check-out, it manages member profile data, corporate account handling, and detailed financial reporting. We believe our PMS enables our management to more effectively assess the performance of our hotels in a timely manner, efficiently allocate resources, and identify and refine specific market and sales targets.

Material requirements planning system (MRPS). Our MRPS has enabled us to efficiently manage our operating costs, especially with respect to supplies used in large quantities, and allows all hotels across our network to make bulk purchases of hotel supplies, construction materials and lifestyle products at the same time. This has also contributed to our ability to maintain a consistent level of high-quality services to our guests.

Enterprise customer relationship management system (ECRM). Our ECRM plays a crucial role in our business operations. Its core function is to manage the entire process from customer acquisition to enterprise cooperation, enabling online quotation approvals and enterprise product management. The system facilitates structured corporate account handling, allowing seamless management of corporate basic information, corporate pricing inquiries, store-level quotation tracking, and enterprise product oversight. In addition, ECRM incorporates a robust approval workflow for pricing inquiry and quotation validation. The value of ECRM lies in structuring customer data management, standardizing sales authorization, enhancing sales efficiency, increasing agreement-based room-nights, and ensuring compliance with corporate agreements.

Customer relationship management system (CRM). Our CRM serves multiple critical functions. It enables seamless customer lifecycle management from initial acquisition to long-term retention, while also automating sales and marketing processes to improve operational efficiency. The system integrates customer service functions to enhance guest interactions and ensures that every touchpoint aligns with our brand’s service standards. Its business value lies in improving customer loyalty, increasing repeat bookings, optimizing operations, reducing operational costs, driving revenue growth, and ensuring regulatory compliance.

Atour mini-program and mobile app. Our Atour mini-program and mobile app serve as a digital touchpoint, enhancing CRS functionality, streamlining the check-in experience, and strengthening member engagement and retention. Through the app, guests can request in-room amenities, enjoying a contact-free and efficient experience, along with access to the A-PLUS personalized service. Our A-Card membership ecosystem is also embedded within the app, offering a tiered loyalty program where guests accumulate status through their stays, unlocking exclusive benefits such as complimentary breakfast, room upgrades, and late check-out privileges. The flexible point redemption system allows members to use accumulated points for both hotel stays and retail purchases. In addition, the app supports mobile check-in and check-out, eliminating traditional front desk procedures for a seamless experience. Users can also access real-time nationwide hotel availability, apply room filters, and view dynamic pricing.

Our Retail Business

We are the first hotel chain in China to digitally incorporate the marketing and sales of retail products and services into our guests’ experience at our hotel properties. We have strategically focused our retail business on the sleep category, developing products that address our customers’ sleep-related issues based on deep insights into their needs. Our aim is to continuously innovate and offer more solutions to improve the quality of sleep for our customers.

We primarily promote our brand and sell products through online channels. To support this, we have developed a comprehensive online sales platform that integrates e-commerce functions into our mobile app and Weixin mini-program. Additionally, we sell our products on leading third-party e-commerce platforms in China, providing broader access to consumers. Currently, approximately 90% of our retail revenue comes from online sales.

At the same time, we display our deep-sleep products in some of our high-end rooms, while guests staying in other room types can choose them as part of our A-PLUS service. This allows guests to experience our products firsthand throughout their stay. If they are satisfied with the products, they can conveniently purchase them directly from our hotels or through any of our online channels, where it only takes a few taps for the products to be delivered to their home within days.

In addition, all our hotel lobbies come with dedicated display areas, where guests can explore and purchase our products. In our manachised hotels, these products are first supplied by us to our manachised hotels at a discount and resold by the manachised hotels directly to their guests under our pricing guidance.

We have two major product lines, each focusing on a specific category of private label products. Our “Atour Planet” private label line covers sleep-related products, including pillows and comforters. These products are designed to turn sleeping from a basic physiological need to a deeply relaxing experience that improves quality of life. Our “SAVHE” private label line targets personal care and fragrance, including shampoo, handwash and diffusers, which bring a caring touch that rejuvenates the body and soothes the senses.

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

The GMV generated from the retail business was RMB2,592.4 million in 2024. Going forward, we will continue to explore customers’ diverse demands in sleeping scenarios with exclusive product offerings, delivering a comfortable sleep environment for our customers while creating incremental value for our franchisees.

Hotel Development

We mainly use a manachise hotel operation model to expand our hotel network in a less capital-intensive and more efficient manner. As of December 31, 2024, we had 1,593 manachised hotels. We also develop and operate leased hotels to increase our brand influence and set successful examples for our franchisee partners. As of the same date, we had 26 leased hotels.

We primarily focus on Tier 1, New Tier 1 and Tier 2 cities in China. We believe these markets fit our position as a leading lifestyle hotel chain. These markets also tend to provide higher occupancy rate, higher rate of return and higher ADR. As of December 31, 2024, our hotel network covered 1,619 hotels spanning 209 cities across China. We are still rapidly scaling our presence across China. As of December 31, 2024, we had an additional 741 hotels under development.

We adopt a systematic and standardized process for the planning and execution of new hotel development projects. Our regional hotel development team has 137 employees, with a presence in regions across China with a national coverage as of December 31, 2024. Our hotel development employees determine the target location of each city by analyzing the economic data, field survey reports and market intelligence information of each city, and prepare a weekly report containing market survey data, investment return estimation and brand positioning. The report is subsequently presented to our investment committee at weekly meetings, followed by a rigorous and comprehensive review by our investment committee.

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

The following table sets forth the changes in the number of our hotels and hotel rooms for the periods indicated.

	Years ended December 31,
	2022(1)		2023		2024
	Properties	Rooms	Properties	Rooms	Properties	Rooms
Manachised hotels at the beginning of the period	712	81,594	899	102,945	1,178	133,291
Add	191	22,373	289	32,782	470	55,877
Less	4	1,022	10	2,436	55	9,699
At the end of the period	899	102,945	1,178	133,291	1,593	179,469
Leased hotels at the beginning of the period	33	5,060	33	5,053	32	4,630
Add	—	—	—	89	1	380
Less	—	7	1	512	7	1,295
At the end of the period	33	5,053	32	4,630	26	3,715
Total hotels at the end of the period	932	107,998	1,210	137,921	1,619	183,184

Note:

(1)

Includes 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 pandemic, which were not in operation as of December 31, 2022, respectively. Since the third quarter of 2023, no hotels have been requisitioned for quarantine needs.

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

Location Selection. We seek properties that are in central or highly accessible locations in economically more developed cities in order to maximize the room rates that we can charge, including business clusters, central business districts, development zones, areas near universities and transportation hubs. In addition, we typically seek properties that with an area of 3,500 square meters to 15,000 square meters that will accommodate 80 to 200 hotel rooms, with a lease term of up to 15 years. After identifying a proposed site, we conduct thorough due diligence and typically negotiate leases concurrently with the lessors. All leases and development plans are subject to the final approval of our investment committee.

Lease Terms. Our leased hotels are located on properties we or our designated third parties lease from the owners of such properties. Our typical lease term is up to 15 years. We typically enjoy an initial rent-free period of up to six months. Our leases usually allow extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions.

Design, Procurement and Construction. Once a lease agreement has been executed, we engage design firms and construction companies to begin the renovation work. As of December 31, 2024, we have put together a diversified list of 47 design firms that we normally work with. These firms on the list are familiar with our standards as a result of years of collaboration. We gather procurement requests from all our leased hotels, request for fee quotes from at least three supplies, and enter into negotiations and eventually supply agreements with the suitable supplier. We collectively purchase from the suppliers and distribute the materials to each leased hotel based on its request. Our contracts with construction companies typically contain warranties for quality and requirements for timely completion of construction. Contractors or suppliers are typically required to compensate us in the event of delays or poor work quality.

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

Training. We have made the training of our employees and education of our franchisees one of our top priorities. Our Jimu College offers well-designed training programs to our on-site hotel managers and deputy managers and certifies them for deployment. Our hotel managers and deputy managers are required to attend a one-month comprehensive on-site training and shadowing program, covering topics such as our corporate culture, safety standard, customer service, hotel operation standards and human resource management, followed by a three-month probation period. A substantial number of our hotel managers and deputy managers have received training completion certificates. Our Jimu College has prepared a new-hire training package to standardize the training for hotel-based staff across our hotel chain group.

Manachised Hotel Management

We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network.

Franchise and Management. We authorize a manachised hotel to use our relevant Atour brand name, logo and relevant trademarks. The franchisee is responsible for the hotel’s construction, renovation and maintenance. We provide guidance to the franchisee on the construction or renovation of the hotel and require the hotel to meet our standards before approving it to commence operations. We appoint and train hotel managers and deputy managers who are responsible for hiring hotel staff and managing daily operations of our manachised hotels. We also provide our franchisees with comprehensive management services, including central reservation, revenue management, sales and marketing support, technology support, quality assurance inspections and other operational support and information.

Fee Arrangements. We generally charge our franchisees an upfront franchise fee at a rate of RMB5,000 to RMB8,000 per room, depending on the brand of the manachised hotel, as well as fees related to pre-opening services, including information system installation service, and services related to the assistance on employee training and other hotel opening preparation activities. After a manachised hotel opens, we typically charge the franchisee a monthly franchise and management fee between 6% and 8% of the gross revenues generated by each manachised hotel, depending on the hotel brand. Furthermore, we charge the franchisee a fixed monthly hotel managers fee, fees for purchase of hotel supplies and other products, and other ongoing service fees, such as system and accounting support fees.

Term of Services. Our franchise and management agreements for our manachised hotels typically run for a fixed term of up to 20 years and may be extended upon mutual agreement between us and the franchisee six months prior to the expiration of the franchise and management agreements. The fee arrangements for the extended franchise and management agreements will be adjusted based on our current fee standard at that time.

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

Leased Hotel Management

As of December 31, 2024, we had 26 leased hotels, accounting for approximately 1.6% of our hotels. We manage and operate each aspect of these hotels and bear the corresponding expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and strengthen customer loyalty. Building and differentiating the brand image of each of our hotel and retail products is critical to increasing our brand recognition.

For hotel business, we focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2024, approximately 63.0% of our room-nights were sold through our central reservation system.

In addition to our hotel business, we have strengthened our marketing strategies for retail by developing and promoting high-quality, blockbuster products. From time to time, we conduct tailored marketing campaigns for specific contexts. During the Chinese New Year holiday in 2025, instead of focusing on the usual festive themes, we chose to highlight personal emotions and the need for “real rest.” The television commercial tapped into consumers’ desire for quality sleep after a long journey home and conveyed a product positioning to deliver not only physical comfort but also emotional support.

A key component of our marketing efforts is the A-Card, our loyalty program, which unites all of our brands, and integrates both hotel and retail memberships. We believe the A-Card loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2024, our A-Card had over 89 million individual members. Leveraging our technology infrastructure, we are able to optimize the efficiency of our internal operations at various levels to better serve our A-Card members. Through ID mapping technologies, we are able to gain insights into a customer’s behavior and habits in different scenarios, thereby enabling us to create a closed-loop service experience and enhance customer loyalty

We provide our A-Card members and the general public with convenient, friendly and updated services through our online service system consisting of our mobile app and our Weixin mini-program. The system provides information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and member community services.

We also maintain a strong corporate membership network. Individual members who are also employees of our corporate members are free to choose between the discounted corporate rate and their own membership rate. As of December 31, 2024, we had approximately 14,000 corporate members registered with us.

Competition

We face competition as a hotel manager, franchisor and lifestyle brand.

Competition in China’s hospitality industry generally is based on brand reputation; the attractiveness of the facility; location; room rates; quality and consistency of services; quality of accommodations; variety and quality of amenities; food and beverage options; retail offerings; public areas and other customer services; and the attractiveness of loyalty programs. In terms of our retail business, we also face competition from other lifestyle brands over product quality; brand recognition; supply chain; consumer base; and technical and marketing resources, among other factors. Our ability to integrate retail into our hotel experience – allowing guests to try and purchase products in an immersive setting – provides us with a unique advantage over traditional retail brands.

Our properties and brands compete with other hotels, resorts, motels and inns in their respective geographic markets or customer segments, including facilities owned by local interests, individuals, national and international chains, institutions, and investment and pension funds. We believe that (i) our position as a multi-branded manager and franchisor of hotels, combined with our growing presence in the lifestyle retail space, helps us succeed as one of the largest and most innovative hospitality companies in China, and (ii) our retail business is positioned favorably in market competition as a result of our strong market research, product development, supply chain management, marketing and customer service capabilities.

Our principal competitors for the hotel business include other branded and independent hotel operating companies, national and international hotel brands and ownership companies. Our principal competitors for the retail business include other retailers of the products that we are offering, such as home textile retailers.

Our Environmental, Social and Governance (ESG) Initiatives

We strictly comply with environmental laws, regulations and policies, and are committed to reducing our environmental footprint. For example, in accordance with the regional policies in Shanghai and Beijing, we no longer proactively provide disposable amenities in guest rooms. Our other guest room amenities, such as bath robes and towels, are individually sealed in hygienic packaging, so that we are not required to change them if the guests choose not to use them. Our bedding is manufactured with natural materials without the use of bleach or fluorescent agents. The “Worry-free Paper Cups” provided in our guest rooms are laminated with polylactic acid-coated paper, contributing to environmental sustainability while ensuring a secure stay for our guests. In our upscale brand, SAVHE Hotel, we provide toothbrushes and combs that are made of FSC-certified bamboo. Featuring a unique oriental charm, these bamboo materials naturally degrade over time, helping to conserve forest resources that require long growth cycles.

We are also committed to giving back to our society and communities. The remote and beautiful Yaduo village, which is located in Nujiang Lisu Autonomous Prefecture, served as an inspiration for establishing our Atour Group. Beyond this inspiration, we recognized the potential of Yaduo’s tea plantation and committed to uplifting the village. In 2018, we partnered with the local government to establish a dedicated tea farmers’ cooperative and pioneered a “Tea Farmer + Cooperative + Enterprise” business model to address tea sales challenges. In 2019, we established the first standardized tea production base in Yaduo Village, following a standard factory model. This base enhanced production standards, created more job opportunities, and helped to lifting Yaduo village out of poverty. As of December 31, 2024, the tea plantation area covered approximately 2,800 acres. The cumulative purchase of finished tea leaves exceeded 228,000 kilograms, with a total value exceeding RMB55 million.

While promoting the economic and cultural development of Yaduo village, we also aimed to contribute to the region’s ecological and environmental protection. In 2024, we launched the “Yuan Meng Project” in partnership with a nonprofit organization to help protect the critically endangered Skywalker Hoolock Gibbon. We are calling on the public to join us in safeguarding this endangered species through a series of campaigns, leveraging our brand influence to encourage greater participation in biodiversity conservation. We also launched charity merchandise sales on our mobile app and mini-program, with all profits donated to gibbon conservation efforts. By the end of 2024, we had donated a total of RMB302,234 through the “Yuan Meng Project.”

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

As of December 31, 2024, we registered 1,483 trademarks and logos with the China Trademark Office. The trademarks and logos currently used in our current hotels are under protection of these registered trademarks and logos. As of December 31, 2024, an additional 215 trademark applications were under review by the PRC authorities. As of the same date, we also registered 57 trademarks and filed 87 trademark applications outside China. We also received copyright registration certificates for 41 software programs developed by us and registered 20 patents in China as of December 31, 2024. As of the same date, 7 patent applications were under review in China. In addition, we registered 62 national and international top-level domain names, including yaduo.com, as of December 31, 2024. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Business and Industry- Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.”

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

The hospitality industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC are the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2024) issued on September 6, 2024, which became effective on November 1, 2024 and the Industry Guidelines on Encouraged Foreign Investment (Edition 2022) issued on October 26, 2022, which became effective as of January 1, 2023, both of which were promulgated by the PRC Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NRDC. Pursuant to these regulations, there are no restrictions on foreign investment in limited-service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hospitality industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC laws and regulations currently relevant to our business and operations.

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

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016, April 2019 and December 2024, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 1991, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was most recently amended in December 2017, according to which hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021, according to which any hotel that provides food must obtain a license. In June 2023, the State Administration for Market Regulation promulgated the Administrative Measures for Food Operation Licensing and Record-filing, which came into effect in December 2023 and replaced the Administrative Measures on Administration of Food Business Licensing which was enacted in August 2015 and amended in November 2017. According to the Administrative Measures for Food Operation Licensing and Record-Filing, any entity involving sales of food or food services must obtain a food business license. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

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

On November 27, 2023, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2023), which became effective on March 1, 2024. On November 19, 2010, the Ministry of Culture and Tourism of the PRC, formerly the National Tourist Administration, or the MOCT, promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

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

Regulations on Taxation

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, and came into effect on January 1, 2008 and was amended by the SCNPC on February 24, 2017 and December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008, and was amended by the State Council on December 6, 2024 and came into effect on January 20, 2025, a uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises. These enterprises are classified as either resident enterprises or nonresident enterprises. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A nonresident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

Regulations on Offline Distribution of Publications

On January 2, 1997, the State Council of the PRC promulgated the Administrative Regulations on Publishing which was last amended on December 6, 2024. On May 31, 2016, the State Administration of Press, Publication, Radio, Film and MOFCOM jointly issued the Administrative Provisions on the Publication Market, which was effective as of June 1, 2016. According to these regulations, the activities of publication distribution, including publication wholesale or retail activities, which shall be carried with the publication operation license. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and SAIC, be subject to confiscation of publication, any illegal income and special tools and equipment for illegal activities, and be concurrently subject to a fine.

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

Regulation on Information Protection on Networks

On December 28, 2012, the SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective on September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

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

On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022 and supersede and replace the Cybersecurity Review Measures previously promulgated on April 13, 2020. The final Cybersecurity Review Measures provide that the purchase of network products and services by a “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review.

Where the purchase of network products and services by a CIIO affects or may affect national security, the CIIO shall notify the Cybersecurity Review Office, which is under the CAC, and a cybersecurity review shall be conducted pursuant to the Cybersecurity Review Measures. Furthermore, if a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review with the Cybersecurity Review Office. According to the final Cybersecurity Review Measures, the term “network products and services” mainly refers to core network equipment, important communication products, high performance computers and servers, large-capacity storage devices, large-capacity databases and application software, network security equipment, cloud computing services, and other network products and services that have a significant impact on critical information infrastructure security, cybersecurity and data security. Under the Cybersecurity Law, where CIIOs use network products or services that have not been reviewed for security or have failed the cybersecurity review, they shall be ordered by the relevant competent departments to stop using such products or services, and a fine of no less than one, but no more than ten times the purchase amount shall be imposed. As for the persons in charge directly or otherwise are directly responsible, a fine of no less than RMB10,000 but no more than RMB100,000 shall be imposed. As of the date of this annual report, we have not received any notice from the CAC which identifies us as a CIIO under the Cybersecurity Review Measures.

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

According to the Measures for the Investigation and Treatment of Internet Food Safety Violations promulgated by China Food and Drug Administration on July 14, 2016, which became effective on October 1, 2016 and was amended by SAMR on June 1, 2021, SAMR is responsible for supervising and guiding the investigation and treatment of Internet food safety violations nationwide, and local market regulatory departments at or above the county level are responsible for their administrative areas Internal network food safety violations investigation. Food producers and distributors who engage in food trade on their own network platform should also file with the market regulatory departments at or above the county level to get the record number.

4.C.	Organizational Structure

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Transfer of Funds and Other Assets through Our Organization

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries in China, in particular, Atour Shanghai, Shanghai Rongduo, and their respective subsidiaries, and a substantial portion of our assets are located in China. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriations to the other two reserve funds are at the discretion of our subsidiaries. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund from 2022 to 2024. The restricted amounts of our PRC subsidiaries totaled RMB126.3 million and RMB286.7 million (US$39.3 million) as of December 31, 2023 and 2024, respectively. See “Item 4. Information on The Company-4.B. Business Overview-Regulation-Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Taxation-PRC” for more details.

In August 2024, we announced a three-year annual dividend policy, under which we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing 2024. The exact dividend amount will be determined at the Board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors. In August 2024, our board of directors declared a cash dividend of US$0.15 per ordinary share, or US$0.45 per ADS. The aggregate amount of the cash dividend was approximately US$62.1 million.

In 2024, Atour Shanghai distributed RMB540.0 million (US$74.0 million) to Atour Hong Kong. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In 2022, 2023 and 2024, we did not transfer any cash proceeds to any of our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, may be transferred by us through Atour Hong Kong to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations.

4.D.	Property, Plants and Equipment

Our principal executive offices are located in Shanghai, China and occupy nearly 9,720 square meters of office space, all of which is leased by us. As of December 31, 2024, we had leased a total of 31 properties for commercial uses, with 25 properties used for the operations of our 26 leased hotels and six properties for other commercial uses, such as our headquarters and office premises. The gross floor area of our leased properties for commercial uses reaches up to 26,328 square meters. All our leased properties are located in the PRC, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

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

	As of		As of		As of
	December 31, 2022(1)		December 31, 2023		December 31, 2024
		Percentage of		Percentage of		Percentage of
	Number	total hotels	Number of	total hotels in	Number	total hotels in
	of hotels	in the three stages	hotels	the three stages	of hotels	the three stages
Development stage	363	28.0%	617	33.8%	741	31.4%
Ramp-up stage	124	9.6%	203	11.1%	280	11.9%
Mature stage	808	62.4%	1,007	55.1%	1,339	56.7%

Note:

(1) Includes 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 pandemic, which were not in operation as of December 31, 2022. Since the third quarter of 2023, no hotels have been requisitioned for quarantine needs.

●The growth of our A-Card members and their levels of engagement.   Our tier-based A-Card loyalty program is a fully digitized membership program that unites all our hotel and lifestyle brands. We currently offer five tiers of membership from welcome level to infinite level, each corresponding to a different class of member benefits, privileges and rewards. Joining welcome level is completely free, and it takes six room-nights or 2,800 Jimu points to upgrade to the third tier — gold level. Alternatively, welcome-level guests can also pay RMB199 to upgrade to gold level directly and enjoy the corresponding rewards. Our A-Card members contribute to a significant portion of our revenue. Our member base has been growing rapidly. As of December 31, 2024, we had over 89 million registered individual members. If we are able to further grow the size of our member base and increase customer stickiness of our loyalty program, we will be able to further increase our revenue and reduce our customer acquisition expenses.
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

Increase in total hotels and hotel rooms.   As we continue to scale our presence by leveraging our strong brand reputation, the total number of our hotels increased from 932 as of December 31, 2022 to 1,210 as of December 31, 2023, and further to 1,619 as of December 31, 2024. Similarly, the total number of our hotel rooms increased from 107,998 as of December 31, 2022 to 137,921 as of December 31, 2023, and further to 183,184 as of December 31, 2024. As of December 31, 2024, there were 1,619 hotels in our nationwide network, with a total of 183,184 hotel rooms. As of the same date, we had a total of 741 manachised hotels with a total of 79,528 rooms under development.

	As of	As of	As of
	December 31, 2022	December 31, 2023	December 31, 2024
Total hotels(1)
Manachised hotels	899	1,178	1,593
Leased hotels	33	32	26
All hotels	932	1,210	1,619
Hotel rooms(1)
Manachised hotels	102,945	133,291	179,469
Leased hotels	5,053	4,630	3,715
All hotels	107,998	137,921	183,184

Note:

(1) Includes 53 hotels requisitioned by the government for quarantine needs in response to the COVID-19 pandemic, which were not in operation as of December 31, 2022. Since the third quarter of 2023, no hotels have been requisitioned for quarantine needs.

	Years ended December 31,
	2022		2023		2024
	Exclusive
	of	Inclusive of	Exclusive of	Inclusive of	Exclusive of	Inclusive of
	requisitioned	requisitioned	requisitioned	requisitioned	requisitioned	requisitioned
	hotels(2)	hotels	hotels(2)	hotels	hotels(2)	hotels
Occupancy rate(3) (in percentage)
Manachised hotels	62.9%	60.6%	77.6%	77.0%	77.2%	77.0%
Leased hotels	65.8%	67.2%	83.6%	83.6%	83.2%	83.2%
All hotels	63.0%	60.9%	77.8%	77.3%	77.4%	77.1%
ADR(3) (in RMB)
Manachised hotels	386.4	379.0	457.8	457.8	433.0	433.0
Leased hotels	465.0	463.2	587.2	587.1	563.5	563.5
All hotels	391.2	383.9	463.6	463.5	436.8	436.8
RevPAR(3) (in RMB)
Manachised hotels	256.3	243.2	370.8	368.3	347.3	346.1
Leased hotels	330.6	336.9	517.2	517.1	495.0	494.8
All hotels	260.7	248.1	376.8	374.4	351.3	350.1

Note:

(2) Excludes, for purposes of calculating these key operating metrics, approximately 5,532 thousand and 308 thousand room-nights related to hotel rooms that were requisitioned by the government for quarantine needs in response to the COVID-19 pandemic or otherwise became unavailable due to temporary hotel closures in 2022 and 2023, respectively. Since the third quarter of 2023, no hotels have been requisitioned for quarantine needs. The ADR and RevPAR are calculated based on the tax inclusive room rates.

(3) Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

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

	Years ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Revenues:
Manachised hotels	1,360,843	60.1	2,705,609	58.0	4,148,752	568,377	57.3
Leased hotels	552,929	24.5	840,044	18.0	701,963	96,169	9.7
Retail	253,607	11.2	971,931	20.8	2,198,198	301,152	30.3
Others	95,604	4.2	148,383	3.2	199,019	27,265	2.7
Net revenues	2,262,983	100.0	4,665,967	100.0	7,247,932	992,963	100.0

●Manachised hotels. In 2022, 2023 and 2024, we generated revenues of RMB1,360.8 million, RMB2,705.6 million and RMB4,148.8 million (US$568.4 million) from our manachised hotels, respectively which accounted for 60.1%, 58.0% and 57.3% of our net revenues for the relevant years. As of December 31, 2024, we had 741 manachised hotels under development.

We select manachised hotels based on a variety of factors, including the attractiveness of the location, the quality of the franchised property and the background, and business ideology and value of the franchisee. We manage our manachised hotels and impose the same high service quality and operational standards on all manachised hotels as our leased hotels to ensure the quality and consistency of our service and product offerings across our hotel network. We authorize a manachised hotel to use our relevant hotel brand names, logos and relevant trademarks. The franchisee is responsible for the hotel’s construction, renovation and maintenance. We provide guidance to the franchisee on the construction or renovation of the hotel and require the hotel to meet our standards before approving it to commence operations. We appoint and train hotel managers and deputy managers who are responsible for hiring hotel staff and managing daily operations of our manachised hotels. We also provide our franchisees with comprehensive management services, including central reservation, revenue management, sales and marketing support, technology support, quality assurance inspections and other operational support and information.

Our franchise and management agreements for our manachised hotels typically run for a fixed term up to 20 years. We generally charge our franchisees an upfront franchise fee at a rate of RMB5,000 to RMB8,000 per room, depending on the brand of the manachised hotel, as well as fees related to pre-opening services, including information system installation service. After a manachised hotel opens, we generally charge the franchisee a monthly franchise and management fee of 6% to 8% of the gross revenues generated by each manachised hotel depending on the hotel brand. Furthermore, we charge our franchisees a fixed monthly hotel managers fee, fees for purchase of hotel supplies and other products, and other ongoing service fees, such as system and accounting support fees. We do not expect any material franchise and management agreements to be terminated in the foreseeable future.

●Leased hotels. In 2022, 2023 and 2024, we generated revenues of RMB552.9 million, RMB840.0 million and RMB702.0 million (US$96.2 million) from our leased hotels, respectively, which accounted for 24.5%, 18.0% and 9.7% of our net revenues for the relevant years.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term is up to 15 years. We typically enjoy an initial rent-free period of up to six months. We do not expect any material lease agreements to be terminated in the foreseeable future.

The rent is generally paid upfront at the beginning of each payment period and we recognize the total rental expense on a straight-line basis over the initial lease term.

●Retail.   In 2022, 2023 and 2024, we generated revenues of RMB253.6 million, RMB971.9 million and RMB2,198.2 million (US$301.2 million) from retail business, respectively, which accounted for 11.2%, 20.8% and 30.3% of our net revenues for the relevant years.

●Others. Besides the revenues discussed above, we also generate a growing portion of revenues from our other business as we continue to diversify our monetization methods and drive customer spending, primarily including our membership business. In 2022, 2023 and 2024, we generated revenues of RMB95.6 million, RMB148.4 million and RMB199.0 million (US$27.3 million) from other business, respectively, which accounted for 4.2%, 3.2% and 2.7% of our net revenues for the relevant years.

Operating Costs and Expenses.   Our operating costs and expenses consist of hotel operating costs, retail costs, other operating costs, selling and marketing expenses, general and administrative expenses and technology and development expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the years indicated.

	Years ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Net Revenues	2,262,983	100.0	4,665,967	100.0	7,247,932	992,963	100.0
Operating costs and expenses:
Hotel operating costs	1,393,312	61.6	2,240,890	47.9	3,108,158	425,816	42.9
Retail costs	151,815	6.7	513,326	11.0	1,083,709	148,468	15.0
Other operating costs	34,870	1.5	72,543	1.6	44,524	6,100	0.6
Selling and marketing expenses	139,929	6.2	469,595	10.1	972,863	133,282	13.4
General and administrative expenses	350,009	15.5	451,470	9.7	352,590	48,305	4.9
Technology and development expenses	66,182	2.9	77,288	1.7	134,017	18,360	1.8
Total operating costs and expenses	2,136,117	94.4	3,825,112	82.0	5,695,861	780,331	78.6

●Hotel operating costs.   Our hotel operating costs account for a substantial majority of our total operating costs and expenses, which consist of costs and expenses directly attributable to the operation of our leased and manachised hotels.

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Hotel operating costs
Manachised hotels	801,910	1,533,326	2,502,081	342,784
Leased hotels	591,402	707,564	606,077	83,032
Total hotel operating costs	1,393,312	2,240,890	3,108,158	425,816

●	Manachised hotel operating costs primarily include costs of hotel supplies and other products sold to our manachised hotels as well as compensation and benefits for manachised hotel managers and deputy managers. Compensation and benefits are recouped by us in the form of monthly hotel managers fees. We aim to manage the growth rate of these costs while we increase the revenue of manachised hotels through fast expansion in the number of such hotels.
●	Leased hotel operating costs primarily include rental and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, equipment, fixture and furniture. These costs are relatively fixed. We aim to manage these costs while we increase the revenue of leased hotels.

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

The ultimate shareholder of Atour is a Cayman Islands holding company. The direct shareholder of Atour Shanghai, which is a Hong Kong enterprise, may receive dividends from Atour Shanghai. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Atour Hong Kong may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or our arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

	Years ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Revenues:
Manachised hotels	1,360,843	60.1	2,705,609	58.0	4,148,752	568,377	57.3
Leased hotels	552,929	24.5	840,044	18.0	701,963	96,169	9.7
Retail	253,607	11.2	971,931	20.8	2,198,198	301,152	30.3
Others	95,604	4.2	148,383	3.2	199,019	27,265	2.7
Net revenues	2,262,983	100.0	4,665,967	100.0	7,247,932	992,963	100.0
Operating costs and expenses:
Hotel operating costs	(1,393,312)	(61.6)	(2,240,890)	(47.9)	(3,108,158)	(425,816)	(42.9)
Retail costs	(151,815)	(6.7)	(513,326)	(11.0)	(1,083,709)	(148,468)	(15.0)
Other operating costs	(34,870)	(1.5)	(72,543)	(1.6)	(44,524)	(6,100)	(0.6)
Selling and marketing expenses	(139,929)	(6.2)	(469,595)	(10.1)	(972,863)	(133,282)	(13.4)
General and administrative expenses	(350,009)	(15.5)	(451,470)	(9.7)	(352,590)	(48,305)	(4.9)
Technology and development expenses	(66,182)	(2.9)	(77,288)	(1.7)	(134,017)	(18,360)	(1.8)
Total operating costs and expenses	(2,136,117)	(94.4)	(3,825,112)	(82.0)	(5,695,861)	(780,331)	(78.6)
Other operating income, net	38,094	1.7	83,179	1.8	70,231	9,622	1.0
Income from operation	164,960	7.3	924,034	19.8	1,622,302	222,254	22.4
Interest income	14,456	0.6	29,569	0.6	48,415	6,633	0.6
Gain from short-term investments	8,455	0.4	34,519	0.7	48,943	6,705	0.7
Interest expense	(6,501)	(0.3)	(5,005)	(0.1)	(3,110)	(426)	(0.0)
Other income (expenses), net	(814)	(0.0)	(1,024)	(0.0)	2,465	338	0.0
Income before income tax	180,556	8.0	982,093	21.0	1,719,015	235,504	23.7
Income tax expense	(84,474)	(3.8)	(243,036)	(5.2)	(446,031)	(61,106)	(6.1)
Net income	96,082	4.2	739,057	15.8	1,273,984	174,398	17.6
Less: net (loss) income attributable to non-controlling interests	(2,017)	(0.1)	1,920	0.0	(2,364)	(324)	0.0
Net income attributable to the Company	98,099	4.3	737,137	15.8	1,275,348	174,722	17.6

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues. Our net revenues increased from RMB4,666.0 million in 2023 to RMB7,247.0 million (US$993.0 million) in 2024, driven by the growth in manachised hotel and retail businesses.

●	Manachised hotels. Revenues from our manachised hotels increased by 53.3% from RMB2,705.6 million in 2023 to RMB4,148.8 million (US$568.4 million) in 2024. The increase was primarily driven by our ongoing hotel network expansion and the rapid growth of our supply chain business. The total number of our manachised hotels increased from 1,178 as of December 31, 2023 to 1,593 as of December 31, 2024.
●	Leased hotels. Revenues from our leased hotels decreased by 16.4% from RMB840.0 million in 2023 to RMB702.0 million (US$96.2 million) in 2024. The decrease was mainly due to the decrease in the number of leased hotels as a result of our product mix optimization, as well as the decrease in RevPAR. RevPAR of our leased hotels was RMB495 in 2024, compared with RMB517 in 2023.
●	Retail. Our retail revenues increased by 126.2% from RMB971.9 million in 2023 to RMB2,198.2 million (US$301.2 million) in 2024. The increase was driven by widespread recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

●	Others. Our other revenues increased by 34.1% from RMB148.4 million in 2023 to RMB199.0 million (US$27.3 million) in 2024. The increase was driven by our fast-growing membership business.

Operating Costs and Expenses. Our operating costs and expenses increased by 48.9% from RMB3,825.1 million in 2023 to RMB5,695.9 million (US$780.3 million) in 2024.

●	Hotel operating costs. Our hotel operating costs increased by 38.7% from RMB2,240.9 million in 2023 to RMB3,108.2 million (US$425.8 million) in 2024. The increase was mainly due to the increase in variable costs, such as supply chain costs, associated with our ongoing hotel network expansion. Hotel operating costs represented 64.1% of net revenues from our manachised and leased hotels in 2024, up from 63.2% in 2023.
●	Retail costs. Our retail costs increased by 111.1% from RMB513.3 million in 2023 to RMB1,083.7 million (US$148.5 million) in 2024. The increase was associated with the rapid growth of our retail business. Retail costs represented 49.3% of retail revenues in 2024, down from 52.8% in 2023.
●	Other operating costs. Our other operating costs decreased by 38.6% from RMB72.5 million in 2023 to RMB44.5 million (US$6.1 million) in 2024.
●	Selling and marketing expenses. Our selling and marketing expenses increased by 107.2% from RMB469.6 million in 2023 to RMB972.9 million (US$133.3 million) in 2024. The increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, in line with the growth of our retail business.
●	General and administrative expenses. Our general and administrative expenses decreased by 21.9% from RMB451.5 million in 2023 to RMB352.6 million (US$48.3 million) in 2024. The decrease was primarily due to decrease in share-based compensation expenses.
●	Technology and development expenses. Our technology and development expenses increased by 73.4% from RMB77.3 million in 2023 to RMB134.0 million (US$18.4 million) in 2024. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business and improve customer experience.

Other operating income, net. Our net other operating income primarily consists of income from government subsidies and value-added tax related benefits, offset by other operating expenses. Our net other operating income decreased by 15.6% from RMB83.2 million in 2023 to RMB70.2 million (US$9.6 million) in 2024. The decreases were mainly due to decrease of income from government subsidies.

Income from operation. As a result of the foregoing, we had income from operation of RMB924.0 million and RMB1,622.3 million (US$222.3 million) in 2023 and 2024, respectively.

Interest income. Our interest income consists primarily of interest from our bank deposits. Our interest income increased by 63.7% from RMB29.6 million in 2023 to RMB48.4 million (US$6.6 million) in 2024, due to increased cash at bank in line with our business expansion and revenue growth.

Gain from short-term investments. Our gain from short-term investments increased by 41.8% from RMB34.5 million in 2023 to RMB48.9 million (US$6.7 million) in 2024, due to increased short-term investments made in line with our business expansion and revenue growth.

Interest expense. Our interest expense consists primarily of interests related to our borrowings. Our interest expense decreased by 37.9% from RMB5.0 million in 2023 to RMB3.1 million (US$0.4 million) in 2024, due to a decrease in our borrowings.

Income tax expense. Our income tax expense increased to RMB446.0 million (US$61.1 million) in 2024 from RMB243.0 million in 2023. The increase in income tax expense was attributable to higher income before tax.

Net income. As a result of the foregoing, we had net income of RMB739.1 million and RMB1,273.0 million (US$174.4 million) in 2023 and 2024, respectively.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5.A. Operating Results —Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 28, 2024.

Non-GAAP Financial Measures

To supplement our audited consolidated financial results presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), we use the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income (loss), which is defined as net income (loss) excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

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

A reconciliation of net income which is the most directly comparable U.S. GAAP measure to adjusted net income (non-GAAP), EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP), is provided below:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net income (GAAP)	96,082	739,057	1,272,984	174,398
Share-based compensation expenses, net of tax effect of nil(1)	163,193	163,978	32,792	4,492
Adjusted Net income (Non-GAAP)	259,275	903,035	1,305,776	178,890

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net income (GAAP)	96,082	739,057	1,272,984	174,398
Interest income	(14,456)	(29,569)	(48,415)	(6,633)
Interest expense	6,501	5,005	3,110	426
Income tax expense	84,474	243,036	446,031	61,106
Depreciation and amortization	88,561	85,021	65,232	8,937
EBITDA (Non-GAAP)	261,162	1,042,550	1,738,942	238,234
Share-based compensation expenses	163,193	163,978	32,792	4,492
Adjusted EBITDA (Non-GAAP)	424,355	1,206,528	1,771,734	242,726

Note:

(1)

The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were nondeductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

5.B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity come from cash generated from operating activities, equity financing and bank loans. As of December 31, 2024, we had RMB3,618.5 million (US$495.7 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	283,677	1,988,674	1,725,948	236,454
Net cash used in investing activities	(192,225)	(600,521)	(520,554)	(71,316)
Net cash generated from (used in) financing activities	456,310	(146,916)	(426,595)	(58,443)
Net increase in cash and cash equivalents and restricted cash	550,578	1,251,646	777,877	106,569
Cash and cash equivalents and restricted cash at the beginning of the year	1,039,529	1,590,107	2,841,753	389,319
Cash and cash equivalents and restricted cash at the end of the year	1,590,107	2,841,753	3,619,630	495,888

Operating Activities

Our net cash generated from operating activities increased from RMB283.7 million in 2022 to RMB1,988.7 million in 2023, mainly due to the increase in net income, as adjusted by changes in working capital, including primarily the increases in accrued expenses and other payables, accounts payable and deferred revenue.

Our net cash generated from operating activities increased from RMB1,988.7 million in 2023 to RMB1,725.9 million (US$236.5 million) in 2024, mainly due to the increase in net income, as adjusted by changes in working capital, including primarily the increases in accrued expenses and other payables, deferred revenue and accounts payable.

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased hotels, and investment in short-term financial products offered by PRC commercial banks.

Our net cash used in investing activities increased from RMB192.2 million in 2022 to RMB600.5 million in 2023, primarily due to purchases of short-term investments for cash management purposes.

Our net cash used in investing activities decreased from RMB600.5 million in 2023 to RMB520.6 million (US$71.3 million) in 2024, primarily due to purchases of short-term investments for cash management purposes.

Financing Activities

Our financing activities primarily consisted of net proceeds from initial public offering, borrowings from PRC commercial banks and other third parties, proceeds from employee stock option exercise and payment for dividends.

Our net cash used in financing activities was RMB146.9 million in 2023, compared with RMB456.3 million of net cash generated from financing activities in 2022, which was attributable to our cash dividend payment and repayment of borrowings net off by the proceeds from employee stock option exercise.

Our net cash used in financing activities increased from RMB146.9 in 2023 to RMB426.6 million (US$58.4 million) in 2024, which was attributable to our cash dividend payment and repayment of borrowings net off by the proceeds from employee stock option exercise.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our working capital and operating expenditure needs, capital expenditures, contractual obligations and outstanding indebtedness.

Other than the capital expenditures and contractual obligations, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures were RMB36.4 million, RMB41.7 million and RMB56.2 million (US$7.7 million) in 2022, 2023 and 2024, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will continue to meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

Payment Due by Period
		Less			More
		Than	1 – 3	3 – 5	Than
	Total	1 Year	Years	Years	5 Years

(in RMB thousands)
Operating lease obligations	1,933,997	350,366	560,727	522,827	500,077

Our operating lease obligations are primarily related to our obligations under lease agreements with lessors of business offices and certain hotels.

Outstanding Indebtedness

As of December 31, 2024, we had several customary credit facilities with major merchant banks in China under which we could borrow up to RMB550 million during the term of the facilities with maturity dates ranging from June 2025 to December 2025. The drawdown of the credit facilities is subject to the terms and conditions of each credit agreement. As of December 31, 2024, we had outstanding bank loans in an aggregate amount of RMB60 million with weighted average interest rate of 2.8% per annum. As of December 31, 2024, the unutilized credit facility available was RMB490 million.

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

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries in China, in particular, Atour Shanghai, Shanghai Rongduo, and their respective subsidiaries, and a substantial portion of our assets are located in China. This holding company structure involves unique risks to investors. For example, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds is at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiaries totaled RMB126.3 million and RMB286.7 million (US$39.3 million) as of December 31, 2023 and 2024, respectively. See “Item 4. Information on The Company-4.B. Business Overview-Regulation-Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Taxation-PRC” for more details.

In August 2024, we announced a three-year annual dividend policy, under which we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing 2024. The exact dividend amount will be determined at the Board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors. In August 2024, our board of directors declared a cash dividend of US$0.15 per ordinary share, or US$0.45 per ADS. The aggregate amount of the cash dividend was approximately US$62.1 million.

In 2024, Atour Shanghai distributed RMB540.0 million (US$74.0 million) to Atour Hong Kong. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In 2022, 2023 and 2024, we did not transfer any cash proceeds to any of our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, including our initial public offering in November 2021, may be transferred by us through Atour Hong Kong to our PRC subsidiary Atour Shanghai via capital contribution and shareholder loans, as the case may be. Atour Shanghai then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14.Material Modifications to The Rights of Security Holders and Use of Proceeds,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations on Offshore Financing.”

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

For the purposes of impairment testing of long-lived assets of leased hotel, we have concluded that an individual hotel is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there are circumstances that require the long-lived assets of a leased hotel be tested for possible impairment, we first compare undiscounted cash flows generated by the assets to their carrying amount. If the carrying amount of the long-lived assets is not recoverable based on an undiscounted cash flow, an impairment is recognized for the amount by which the asset’s carrying amount exceeds its fair value.

Key assumptions in the undiscounted cash flows include the average daily rates and occupancy rates that are used to estimate the future cashflows of leased hotels. Estimates of future cash flows of leased hotels involve highly subjective judgments and can be significantly impacted by changes in the business or economic conditions.

The fair values of long-lived assets of leased hotels are primarily reflect the price market participant would pay to sub-lease the operating lease right of use assets and acquire the remaining property and equipment assets, which representing the highest and best use of these assets. Estimates of the price market participants would pay to sub-lease the operating lease right-of-use assets are based on comparable market rental information that could be reasonably obtained for the property.

We recognized RMB60.5 million and RMB54.7 million of impairment losses related to leased hotels in hotel operating costs in the consolidated statement of comprehensive income for the years ended December 31, 2023 and 2024, respectively.

No impairment losses were recognized for long-lived assets for the year ended December 31, 2022.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haijun Wang	48	Founder, Chairman of Board of Directors, and Chief Executive Officer
Shoudong Wang	47	Co-Chief Financial Officer
Jianfeng Wu	39	Director, Co-Chief Financial Officer, and Executive Vice President
Lijun Gao	41	Director, Chief Compliance Officer
Shiwei Zhou	49	Director
Chao Zhang	48	Independent Director
Cong Lin	64	Independent Director
Can Wang	45	Independent Director

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

Mr. Jianfeng Wu has served as our Co-Chief Financial Officer since 2023 and was appointed Executive Vice President and director in 2024. In his roles, Mr. Wu coordinates our company’s hotel business management, directs strategic planning and implementation, oversees capital market affairs, and leads branding development and marketing initiatives. Prior to joining us, Mr. Wu spent eight years with CMB International Capital Limited. Before joining CMBI in 2015, Mr. Wu was employed by UBS Securities Co. Limited in its Investment Banking Division from 2008. He received his bachelor’s degree in economics from the Tsinghua University School of Economics and Management in 2008.

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

Mr. Can Wang has served as our director since November 2022. Mr. Wang has also served as independent non-executive director of Clarity Medical Group Holding Limited since September 2024. Mr. Wang was the chief financial officer of New Hope Group Co. Ltd from September 2022 to January 2024. From 2020 to 2023, he was also a director at Health and Happiness International Holdings Limited. Mr. Wang has also served in various senior management roles, including chief financial officer, chief growth officer and executive director, at Fosun International from 2012 to 2020. Mr. Wang is a non-practicing member of Chinese Institute of Certified Public Accountants (CICPA) and a member of The Association of International Accountants (AIA) and a fellow member of the Association of Chartered Certified Accountants (ACCA), and has been appointed as Deputy President of China Association of Chief Financial Officers on 2021. Mr. Wang graduated from Anhui University in 1997 and received his MBA degree from China Europe International Business School in 2014.

6.B. Compensation

In 2024, we paid an aggregate of RMB17.05 million (US$2.34 million) in cash to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees-6. B. Compensation-Share Incentive Plans.”

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

Share Incentive Plans

2017 PRC Incentive Plan

In 2017, our PRC subsidiary Atour Shanghai adopted the 2017 Share Incentive Plan, or the 2017 PRC Plan. In 2021, we adopted the Public Company Share Incentive Plan, or the Public Company Plan, at the Cayman Islands’ level in preparation for our initial public offering, to replace the 2017 PRC Plan. Under the 2017 PRC Plan, Atour Shanghai had granted a total of 14,196,882 share-based awards, representing the corresponding amount of equity interests of Atour Shanghai to certain of its officers, employees and consultants. All of the outstanding and unvested awards under the 2017 PRC Plan were replaced by the share options granted under, and governed by the terms and conditions of, the Public Company Plan in April 2021.

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

Under the Public Company Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 51,029,546 Class A ordinary shares, which have been reserved for issuance pursuant to the Public Company Plan accordingly. As of March 31, 2025, a total of 29,784,429 share options corresponding to 29,784,429 underlying Class A ordinary shares had been granted to the participants under the Public Company Plan.

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

The following table summarizes, as of March 31, 2025, the number of Class A ordinary shares under the options that we granted to our directors and executive officers:

Class A Ordinary
Shares Underlying
	Equity Awards	Exercise Price	Date of	Date of
	Granted	(US$/Share)	Grant(1)	Expiration
Executive Officers
Haijun Wang	5,063,409	0.01-3.01	March 30, 2023; and February 24, 2025	March 29, 2033; and February 23, 2035
Shoudong Wang	*	*	November 16, 2022; December 24, 2022; July 1, 2024; and February 24, 2025	November 15, 2032; December 23, 2032; June 30, 2034; and February 23, 2035
Jianfeng Wu	*	*	April 15, 2024	April 14, 2034
Lijun Gao	*	*	April 2, 2021; December 24, 2022; and February 24, 2025	April 1, 2031; December 23, 2032; and February 23, 2035
Non-Employee Directors
Shiwei Zhou	—	—	—	—
Chao Zhang	—	—	—	—
Cong Lin	—	—	—	—
Can Wang	—	—	—	—
All directors and executive officers as a group	6,474,466	0-5.07
*	The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Certain awards shown in this table were issued under the Public Company Plan to replace the awards previously granted to such individuals under the 2017 PRC Plan between July 2017 and March 2021.

As of March 31, 2025, our employees and other qualified individuals other than members of our senior management as a group held a total of 22,225,074 share options granted under the Public Company Plan.

For discussions of our accounting policies and estimates for awards granted pursuant to the Public Company Plan and the 2017 PRC Plan, see “Item 5. Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates—Share-based Compensation.”

6.C.	Board Practices

Board of Directors

Our board of directors consists of seven directors, including three independent directors within the meaning of Section 303A of the Corporate Governance Rules of the Nasdaq, namely Can Wang, Chao Zhang and Cong Lin. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

6.D.	Employees

We had 3,255, 4,248 and 5,488 employees as of December 31, 2022, 2023 and 2024, respectively. All of our employees are based in China.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

Number of
Function	Employees
Hotel Development	137
Hotel Management	4,721
Technology and Development	181
Retail and Supply Chain	152
Sales and Marketing	74
Others	223
Total	5,488

We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 340,876,937 Class A ordinary shares (excluding the 6,602,585 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan) and 73,680,917 Class B ordinary shares outstanding as of March 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate
	Shares	Shares	Ownership**	Voting Power***
Directors and Executive Officers:†
Haijun Wang(1)	11,154,603	73,680,917	20.2	69.1
Shoudong Wang	*	—	*	*
Jianfeng Wu	*	—	*	*
Lijun Gao	*	—	*	*
Shiwei Zhou(2)	—	—	—	—
Chao Zhang(3)	—	—	—	—
Cong Lin(4)	—	—	—	—
Can Wang(5)	—	—	—	—
All Directors and Executive Officers as a Group	12,536,215	73,680,917	20.5	69.2
Principal Shareholders:
Sea Pearl Worldwide Holding Limited(1)	6,622,899	73,680,917	19.4	69.0
OLP Capital Management Limited(6)	21,607,185	—	5.2	2.0
Trip.com Travel Singapore Pte. Ltd.(7)	55,970,815	—	13.5	5.2
Diviner Limited(8)	25,789,842	—	6.2	2.4
Express Ocean Universe Limited(1)	—	73,680,917	17.8	68.4

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 340,876,937 Class A ordinary shares (excluding the 6,602,585 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan), and 73,680,917 Class B ordinary shares outstanding as of March 31, 2025, and (ii) the number of Class A ordinary shares underlying the share options held by such person that are exercisable within 60 days after March 31, 2025.

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

(1)

Represents (i) 73,680,917 Class B ordinary shares held of record by Express Ocean Universe Limited, a company registered in British Virgin Islands, (ii) 1,691,412 Class A ordinary shares beneficially owned by Engine Holdings Limited, (iii) 4,931,487 Class A ordinary shares beneficially owned by certain minority shareholder based on our register of members dated as of March 31, 2025, and (iv) 4,531,704 Class A ordinary shares underlying 4,531,704 share options granted to Haijun Wang under our Public Company Plan, which are exercisable within 60 days after March 31, 2025. Express Ocean Universe Limited is wholly owned by Dreamline Worldwide Ventures Limited, which is in turn wholly owned by Eternal River Trust, or the Trust, for which Trident Trust Company (HK) Limited acts as the trustee. Haijun Wang is the sole director of Express Ocean Universe Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are Haijun Wang and Sea Pearl Worldwide Holding Limited, a company registered in the British Virgin Islands and wholly owned by Haijun Wang. Haijun Wang and Sea Pearl Worldwide Holding Limited exercise voting power over the 9,191,412 Class A ordinary shares beneficially owned by Engine Holdings Limited and the 4,931,487 Class A ordinary shares beneficially owned by the minority shareholder based on our register of members dated as of March 31, 2025. As such, each of Haijun Wang and Sea Pearl Worldwide Holding Limited may be deemed to share beneficial ownership of the foregoing Class A ordinary shares. Both of Haijun Wang and Sea Pearl Worldwide Holding Limited disclaim economic interests with respect to the foregoing Class A ordinary shares. The registered address of Sea Pearl Worldwide Holding Limited is P.O. Box 4301 Road Town, Tortola, British Virgin Islands.

(2)	The business address of Shiwei Zhou is Room 101, No. 16, Lane 268, Wanping South Road, Xuhui District, Shanghai, People’s Republic of China.
(3)	The business address of Chao Zhang is 1 Dingfuzhuang Nanli, Beijing International Studies University, College of Tourism Science, Chaoyang District, Beijing, People’s Republic of China.
(4)	The business address of Cong Lin is 2 Guanghua Road, C-2711, Chaoyang District, Beijing, People’s Republic of China.
(5)	The business address of Can Wang is Floor 18, Block A, Tower 3, WangjingSOHO, 1 East Futong Avenue, Chaoyang District, Beijing, People’s Republic of China.
(6)

Represents 18,448,719 Class A ordinary shares represented by 6,149,573 ADSs held by OLP Capital Management Limited, a company registered in Hong Kong. The foregoing beneficial ownership information of OLP Capital Management Limited is based on the Schedule 13G filed by OLP Capital Management Limited with the SEC on November 14, 2024. The business address of OLP Capital Management Limited is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(7)

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

(8)

Represents 45,428,598 Class A ordinary shares held by Diviner Limited, a company registered in British Virgin Islands. The foregoing beneficial ownership information of Diviner Limited is based on the Amendment No. 2 to Schedule 13G filed by Diviner Limited with the SEC on November 8, 2024. Diviner Limited is ultimately controlled by Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), a PRC limited company. Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership) is controlled by Jin Bian. The registered address of Diviner Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands.

To the best of our knowledge, as of March 31, 2025, 278,283,223 of our outstanding Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 67.13% of our total issued and outstanding ordinary shares on an as-converted basis (excluding the 6,602,585 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan) as of such date. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The table below sets forth the major related parties and their relationship with us as of and for the year ended December 31, 2024

Name of related parties	Relationship with the Company
Trip.com Group Ltd. and its subsidiaries (collectively referred to as “Trip.com Group”)	Major shareholder of the Company and its affiliated entities

The table below sets forth our material related party transactions for the periods indicated:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Hotel reservation payments collected on behalf of the Company
Trip.com Group	692,771	1,441,229	1,741,238
Hotel reservation service fees
Trip.com Group	11,334	28,686	34,745
Corporate travel management service
Trip.com Group	—	—	23,211

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

The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Amounts due from related parties
Trip.com Group	115,900	146,120
Amounts due to related parties
Trip.com Group	1,104	2,101

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

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

On August 27, 2024, our board has approved a three-year annual dividend policy. Under the policy, we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing from 2024. The exact dividend amount will be determined at the board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors.

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

Inspection of Books and Records.   Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain our register of members or our corporate records (other than the memorandum and articles of association, special resolutions which have been passed by our shareholders and our register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

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

Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is carried out in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be duly carried out if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “-People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments may be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The U.S. Internal Revenue Service (the “IRS”) released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

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

Based on the manner in which we currently conduct our business, the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2024 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill and other intangible assets (which may be determined, in part, by reference to our market capitalization, which could be volatile). Therefore, we may be or become a PFIC for any taxable year if our market capitalization declines while we hold a substantial amount of cash and financial investments. In addition, if in the future we change the type of services we provide with respect to our franchised hotels, our PFIC status for any taxable year may depend on whether and to what extent our income from franchised hotels will be treated as derived in the active conduct of a trade or business within the meaning of applicable Treasury regulations. Because of these uncertainties, there can be no assurance that we were not, or will not be, a PFIC for any of our past, current or future taxable years.

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

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents of RMB3,106.3 million (US$425.6 million), and U.S. dollar-denominated cash, cash equivalents of US$70.2 million.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2024, we had not yet used the net proceeds received from the initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	11,100	16,100	15,080
Audit-Related Fees(2)	503	—	—
Tax Fees(3)	—	—	—
Other Fees(4)	—	—	—
Total	11,603	16,100	15,080
(1)

Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC, and statutory audits of our certain subsidiaries.

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

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2024. We may, however, hold annual shareholders meetings in the future.

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our company’s securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards. A copy of our insider trading policy is filed as exhibit 11.2 to this annual report on Form 20-F.

ITEM 16.K.CYBERSECURITY

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information – 3.D. Risk Factors-Risks Related to Our Business and Industry – We may be liable for improper collection, use or appropriation of personal information provided by our customers.”

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

11.2*	Statement of Policy Concerning Trading in Company Securities
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
97.1	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-40540) filed with the SEC on April 26, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Atour Lifestyle Holdings Limited

By:	/s/ Haijun Wang
	Name:	Haijun Wang
	Title:	Chief Executive Officer and Director

Date: April 25, 2025

ATOUR LIFESTYLE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Atour Lifestyle Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Atour Lifestyle Holdings Limited and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of impairment of long-lived assets of leased hotels

As discussed in Notes 2(o), 4 and 5 to the consolidated financial statements, as of December 31, 2024, property and equipment, net and operating lease right-of-use assets were RMB213,676 thousand and RMB1,502,891 thousand, respectively, which primarily consists of the long-lived assets of the Company’s leased hotels. When there are circumstances that require the long-lived assets of a leased hotel be tested for possible impairment, the Company first compares undiscounted cash flows generated by the assets to their carrying amount. If the carrying amount of the long-lived assets is not recoverable based on undiscounted cash flows, an impairment is recognized for the amount by which the carrying amount exceeds the asset’s fair value. The fair values of these long-lived assets primarily reflect the price market participants would pay to sub-lease the operating lease right-of-use assets and acquire the remaining property and equipment assets, representing the highest and best use of these assets. The Company recognized RMB54,662 thousand of impairment losses related to leased hotels, which included RMB48,497 thousand for property and equipment and RMB6,165 thousand for operating lease right-of-use assets for the year ended December 31, 2024.

We identified the evaluation of impairment of long-lived assets of leased hotels as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the average daily rates and occupancy rates used to estimate the future cash flows of leased hotels. In addition, specialized skills and knowledge were required to evaluate the market rentals the Company used in the estimates of the fair values of the operating lease right-of-use assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s long-lived assets impairment assessment process, including controls over the estimates of average daily rates, occupancy rates and market rentals. We evaluated the average daily rates and occupancy rates by comparing them to historical results and industry data. We performed sensitivity analyses over the average daily rates and occupancy rates to assess their impact on the forecasted cash flows of leased hotels. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the market rentals the Company used in the estimates of the fair values of the operating lease right-of-use assets.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Shanghai, China

April 25, 2025

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2023	2024
		RMB	RMB	USD
				(Note 2(d))
Assets
Current assets
Cash and cash equivalents	2(f)	2,840,807	3,618,451	495,726
Short-term investments		751,794	1,266,061	173,450
Accounts receivable, net of allowance of RMB32,298 and RMB15,559 as of December 31, 2023 and 2024, respectively	12(b)	162,101	186,047	25,488
Prepayments and other current assets	3	251,900	331,632	45,433
Amounts due from related parties	17(b)	115,900	146,120	20,018
Inventories		119,078	167,436	22,939
Total current assets		4,241,580	5,715,747	783,054
Non-current assets
Restricted cash		946	1,179	162
Contract costs	2(j)	98,220	119,408	16,359
Property and equipment, net	4	266,120	213,676	29,273
Operating lease right-of-use assets	5	1,712,580	1,502,891	205,895
Intangible assets, net		4,247	6,373	873
Goodwill	7	17,446	17,446	2,390
Other assets	6	100,939	71,217	9,757
Deferred tax assets	8(b)	144,947	230,877	31,630
Total non-current assets		2,345,445	2,163,067	296,339
Total assets		6,587,025	7,878,814	1,079,393

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2023	2024
		RMB	RMB	USD
				(Note 2(d))
Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	5	295,721	291,002	39,867
Accounts payable		594,545	693,783	95,047
Deferred revenue, current	12(b)	406,066	453,986	62,196
Salary and welfare payable		189,823	225,687	30,919
Accrued expenses and other payables	9	684,391	882,009	120,835
Income taxes payable		136,201	221,649	30,366
Short-term borrowings	10	70,000	60,000	8,220
Amounts due to related parties	17(b)	1,104	2,101	288
Total current liabilities		2,377,851	2,830,217	387,738
Non-current liabilities
Operating lease liabilities, non-current	5	1,583,178	1,379,811	189,033
Deferred revenue, non-current	12(b)	369,455	475,331	65,120
Long-term borrowings, non-current portion	10	2,000	2,000	274
Other non-current liabilities	11	194,452	245,568	33,643
Total non-current liabilities		2,149,085	2,102,710	288,070
Total liabilities		4,526,936	4,932,927	675,808

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2023	2024
		RMB	RMB	USD
				(Note 2(d))
Shareholders’ equity
Class A ordinary shares (USD0.0001 par value; 2,900,000,000 shares authorized; 340,316,306 shares and 345,669,034 shares issued as of December 31, 2023 and 2024, respectively; 339,104,792 shares and 340,876,937 shares outstanding as of December 31, 2023 and 2024, respectively)	15	244	245	34
Class B ordinary shares (USD0.0001 par value; 100,000,000 shares authorized; 73,680,917 shares issued and outstanding)	15	56	56	8
Additional paid in capital		1,555,773	1,608,017	220,297
Retained earnings		507,226	1,346,526	184,473
Accumulated other comprehensive income		4,769	1,386	190
Total equity attributable to shareholders of the Company		2,068,068	2,956,230	405,002
Non-controlling interests		(7,979)	(10,343)	(1,417)
Total shareholders’ equity		2,060,089	2,945,887	403,585
Commitments and contingencies	18	—	—	—
Total liabilities and shareholders’ equity		6,587,025	7,878,814	1,079,393

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2022	2023	2024	2024
		RMB	RMB	RMB	USD
					(Note 2(d))
Revenues:	12
Manachised hotels		1,360,843	2,705,609	4,148,752	568,377
Leased hotels		552,929	840,044	701,963	96,169
Retail		253,607	971,931	2,198,198	301,152
Others		95,604	148,383	199,019	27,265
Net revenues		2,262,983	4,665,967	7,247,932	992,963
Operating costs and expenses:
Hotel operating costs		(1,393,312)	(2,240,890)	(3,108,158)	(425,816)
Retail costs		(151,815)	(513,326)	(1,083,709)	(148,468)
Other operating costs		(34,870)	(72,543)	(44,524)	(6,100)
Selling and marketing expenses		(139,929)	(469,595)	(972,863)	(133,282)
General and administrative expenses		(350,009)	(451,470)	(352,590)	(48,305)
Technology and development expenses		(66,182)	(77,288)	(134,017)	(18,360)
Total operating costs and expenses		(2,136,117)	(3,825,112)	(5,695,861)	(780,331)
Other operating income, net		38,094	83,179	70,231	9,622
Income from operations		164,960	924,034	1,622,302	222,254
Interest income		14,456	29,569	48,415	6,633
Gain from short-term investments		8,455	34,519	48,943	6,705
Interest expense		(6,501)	(5,005)	(3,110)	(426)
Other income (expenses), net		(814)	(1,024)	2,465	338
Income before income tax		180,556	982,093	1,719,015	235,504
Income tax expense	8	(84,474)	(243,036)	(446,031)	(61,106)
Net income		96,082	739,057	1,272,984	174,398
Less: net (loss) income attributable to non-controlling interests		(2,017)	1,920	(2,364)	(324)
Net income attributable to the Company		98,099	737,137	1,275,348	174,722

Net income		96,082	739,057	1,272,984	174,398
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes		(1,918)	15,634	(3,383)	(463)
Other comprehensive (loss) income, net of income taxes		(1,918)	15,634	(3,383)	(463)
Total comprehensive income		94,164	754,691	1,269,601	173,935
Comprehensive (loss) income attributable to non-controlling interests		(2,017)	1,920	(2,364)	(324)
Comprehensive income attributable to the Company		96,181	752,771	1,271,965	174,259
Net income per ordinary share	13
—Basic		0.26	1.82	3.08	0.42
—Diluted		0.26	1.78	3.06	0.42
Weighted average ordinary shares used in calculating net income per ordinary share	13
—Basic		379,321,522	405,628,647	413,681,482	413,681,482
—Diluted		381,598,689	414,823,302	417,229,238	417,229,238

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except share data and per share data, or otherwise noted)

							Retained	Accumulated	Total equity
						Additional	earnings	other	attributable	Non-	Total
		Class A Ordinary		Class B Ordinary		paid-in	(Accumulated	comprehensive	to shareholders	controlling	shareholders’
	Note	shares		shares		capital	Deficit)	income (loss)	of the Company	interests	equity
		Number of		Number of
		Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021		303,289,537	218	73,680,917	56	764,502	(176,403)	(8,947)	579,426	(14,811)	564,615
Profit for the year		—	—	—	—	—	98,099	—	98,099	(2,017)	96,082
Other comprehensive loss		—	—	—	—	—	—	(1,918)	(1,918)	—	(1,918)
Total comprehensive income		—	—	—	—	—	98,099	(1,918)	96,181	(2,017)	94,164
Acquisition of non-controlling interest		—	—	—	—	(7,279)	—	—	(7,279)	6,929	(350)
Initial public offering (“IPO”) proceeds net of listing expenses	15(a)	16,387,500	11	—	—	365,773	—	—	365,784	—	365,784
Share-based compensation	14	—	—	—	—	163,193	—	—	163,193	—	163,193
Balance at December 31, 2022		319,677,037	229	73,680,917	56	1,286,189	(78,304)	(10,865)	1,197,305	(9,899)	1,187,406
Cumulative effect of the adoption of ASU 2016-13		—	—	—	—	—	(1,028)	—	(1,028)	—	(1,028)
Balance at January 1, 2023		319,677,037	229	73,680,917	56	1,286,189	(79,332)	(10,865)	1,196,277	(9,899)	1,186,378
Profit for the year		—	—	—	—	—	737,137	—	737,137	1,920	739,057
Other comprehensive income		—	—	—	—	—	—	15,634	15,634	—	15,634
Total comprehensive income		—	—	—	—	—	737,137	15,634	752,771	1,920	754,691
Exercise of stock options		19,427,760	15	—	—	105,606	—	—	105,621	—	105,621
Retirement of shares		(5)	—	—	—	—	—	—	—	—	—
Share based compensation	14	—	—	—	—	163,978	—	—	163,978	—	163,978
Dividend distribution to shareholders	15(b)	—	—	—	—	—	(150,579)	—	(150,579)	—	(150,579)
Balance at December 31, 2023		339,104,792	244	73,680,917	56	1,555,773	507,226	4,769	2,068,068	(7,979)	2,060,089
Profit for the year		—	—	—	—	—	1,275,348	—	1,275,348	(2,364)	1,272,984
Other comprehensive loss		—	—	—	—	—	—	(3,383)	(3,383)	—	(3,383)
Total comprehensive income		—	—	—	—	—	1,275,348	(3,383)	1,271,965	(2,364)	1,269,601
Exercise of stock options		1,772,148	1	—	—	19,452	—	—	19,453	—	19,453
Retirement of shares		(3)	—	—	—	—	—	—	—	—	—
Share based compensation expenses	14	—	—	—	—	32,792	—	—	32,792	—	32,792
Dividend distribution to shareholders	15(b)	—	—	—	—	—	(436,048)	—	(436,048)	—	(436,048)
Balances at December 31, 2024		340,876,937	245	73,680,917	56	1,608,017	1,346,526	1,386	2,956,230	(10,343)	2,945,887

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2(d))
Cash flows from operating activities:
Net income	96,082	739,057	1,272,984	174,398
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization	88,561	85,021	65,232	8,937
Impairment loss of long-lived assets	—	60,517	54,662	7,489
Impairment of inventory	5,296	23,857	50,750	6,953
Reduction in the carrying amount of ROU assets	268,280	214,306	203,523	27,883
Gain from short-term investments	(8,455)	(34,519)	(48,943)	(6,705)
Net loss on disposal of property and equipment	2,022	578	—	—
Allowance for doubtful accounts	4,737	40,754	30,809	4,221
Deferred income tax (benefit) expense	10,174	(32,071)	(85,930)	(11,772)
Share-based compensation	163,193	163,978	32,792	4,492
Changes in operating assets and liabilities:
Accounts receivable	(37,475)	(42,708)	(29,702)	(4,069)
Prepayments and other current assets	33,260	(117,272)	(85,157)	(11,666)
Amounts due from related parties	(1,693)	(62,270)	(30,220)	(4,140)
Inventories	(4,181)	(85,475)	(99,108)	(13,578)
Contract costs	(4,855)	(30,950)	(21,188)	(2,903)
Other assets	6,033	12,043	4,933	676
Accounts payable	23,624	409,644	99,238	13,596
Salary and welfare payable	8,301	86,284	35,864	4,913
Accrued expenses and other payables	(88,963)	353,663	192,138	26,323
Income taxes payable	(14,840)	104,865	85,448	11,706
Amounts due to related parties	1,232	(1,900)	997	137
Deferred revenue	(20,807)	294,684	153,796	21,070
Operating lease liabilities	(274,061)	(246,101)	(208,086)	(28,508)
Other non-current liabilities	28,212	52,689	51,116	7,003
Net cash generated from operating activities	283,677	1,988,674	1,725,948	236,454

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2(d))
Cash flows from investing activities:
Payment for purchases of property and equipment	(36,425)	(41,724)	(56,238)	(7,705)
Proceeds from disposal of property and equipment	—	670	2,949	404
Payment for purchases of intangible assets	(2,805)	—	(1,941)	(266)
Payment for purchases of short-term investments	(2,931,000)	(9,427,210)	(20,015,100)	(2,742,057)
Proceeds from maturities of short-term investments	2,778,005	8,867,743	19,549,776	2,678,308
Net cash used in investing activities	(192,225)	(600,521)	(520,554)	(71,316)
Cash flows from financing activities:
Proceeds from borrowings	199,000	40,000	60,000	8,220
Repayment of borrowings	(134,480)	(141,958)	(70,000)	(9,590)
Proceeds from employee stock option exercises	—	105,621	19,453	2,665
Payment for dividends	—	(150,579)	(436,048)	(59,738)
Acquisition of non-controlling interest	(350)	—	—	—
Proceeds from initial public offering	400,068	—	—	—
Payment for initial public offering costs	(7,928)	—	—	—
Net cash generated from (used in) financing activities	456,310	(146,916)	(426,595)	(58,443)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,816	10,409	(922)	(128)
Net increase in cash and cash equivalents and restricted cash	550,578	1,251,646	777,877	106,569
Cash and cash equivalents and restricted cash at the beginning of the year	1,039,529	1,590,107	2,841,753	389,319
Cash and cash equivalents and restricted cash at the end of the year	1,590,107	2,841,753	3,619,630	495,888
Supplemental disclosure of cash flow information:
Income tax paid	82,784	170,242	446,513	61,172
Interest paid	4,647	6,029	3,596	493
Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of property and equipment	12,617	16,079	22,049	3,021
Interest payable	3,130	2,106	1,620	222
Payable for initial public offering costs	9,177	—	—	—
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents	1,589,161	2,840,807	3,618,451	495,726
Restricted cash	946	946	1,179	162
Total cash and cash equivalents, and restricted cash	1,590,107	2,841,753	3,619,630	495,888

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data and per share data, or otherwise noted)

1.	Description of the business and organization

(a) Description of the business

Atour Lifestyle Holdings Limited (“Atour” or the “Company”), is a holding company incorporated in the Cayman Islands. The principal business activities of the Company are to develop lifestyle brands around hotel offerings in the People’s Republic of China (the “PRC”). On November 11, 2022, the Company completed its IPO on NASDAQ in the United States under the stock code “ATAT”.

2.	Significant accounting policies
(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

Certain comparative items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The Company adopted this standard for the year ended December 31, 2024. The adoption of ASU 2023-07 did not have a material impact on the consolidated financial statements.

(b)	Principles of consolidation

The Company’s consolidated financial statements include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Items subject to such estimates and assumptions include, but are not limited to, estimate of breakage for loyalty points, the fair value of share-based compensation awards, allowance for doubtful accounts, impairment of inventory and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Convenience translation

Translations of balances in the consolidated financial statements from RMB into United States dollars (“USD”) as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2993 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate. The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)	Functional currency and foreign currency translation

The Company’s reporting currency is RMB. RMB is the currency of the primary economic environment in which the Company primarily generates and expends cash. The functional currency of the subsidiaries in Cayman Islands and Hong Kong is the USD. The functional currency of the subsidiaries in Chinese Mainland is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in the other income (expenses), net in the consolidated statements of comprehensive income.

The financial statements of subsidiaries using functional currency other than RMB are translated into RMB at the exchange rates as of the balance sheet date for assets and liabilities, the average daily exchange rate for each month for income and expense items and the historical exchange rates for equity accounts. Translation gains and losses are recorded in other comprehensive (loss) income and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

(f)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, and highly liquid investments. The Company considers highly liquid investments that are readily convertible into known amounts of cash and with a maturity of three months or less when purchased to be cash equivalents. The Company’s cash and cash equivalents are deposited in financial institutions at the following locations:

	As of December 31,
	2023	2024
	RMB	RMB
Financial institutions in the mainland PRC
—Denominated in RMB	2,414,169	2,496,135
—Denominated in USD	3,614	3,717
Total cash balances held at mainland PRC financial institutions	2,417,783	2,499,852
Hong Kong
—Denominated in RMB	9,904	9,919
—Denominated in USD	194,145	367,467
Total cash balances held at the Hong Kong financial institutions	204,049	377,386
Cayman Islands
—Denominated in RMB	272	600,273
—Denominated in USD	218,703	140,940
Total cash balances held at the Cayman Islands financial institutions	218,975	741,213
Total cash and cash equivalents balances held at financial institutions	2,840,807	3,618,451

(g)	Restricted cash

Restricted cash mainly consists of security deposits as requested by local government agencies and landlords. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement for the establishment.

(h)	Short-term investments

Short-term investments include wealth management products with original maturities less than one year when purchased, which are with variable return. These investments are placed with financial institutions and measured at fair value. The fair value change of the short-term investments was recorded in gain from short-term investments in the consolidated statements of comprehensive income.

(i)	Accounts receivable, net

Accounts receivable primarily consists of receivables from franchisees, corporate customers, travel agents and hotel guests, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted. As of December 31, 2023 and 2024, the Company does not have any off-balance-sheet credit exposure relate to its franchisees and other customers.

(j)	Contract costs

Contract costs are the incremental costs of obtaining a contract with a customer. Incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (e.g. an incremental sales commission). Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognized in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred. Capitalized contract costs are amortized on straight-line basis over the fixed franchise and management agreement term considering the expected beneficial period from the contract cost asset. Capitalized contract costs are stated at cost less accumulated amortization and impairment losses.

Contract costs capitalized as of December 31, 2023 and 2024 relate to the incremental sales commissions paid to the Company’s sales personnel whose selling activities resulted in customers entering into franchise and management agreements with the Company. Contract costs are recognized as part of selling and marketing expenses in the consolidated statements of comprehensive income in the period in which revenue from the franchise fees is recognized. The amount of capitalized costs recognized in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024 were RMB9,832, RMB12,318 and RMB18,365, respectively.

(k)	Inventories

Inventories mainly consist of lifestyle products, small appliances and daily consumables, which are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about net realizable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment. When evidence exists that the net realizable value of inventory is lower than its cost, a write-down is recognized in hotel operating costs and retail costs in the consolidated statements of comprehensive income in the period when it occurs.

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

(m)	Intangible assets, net

Intangible assets consist primarily of software.

Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization period is as follows:

Purchased software	3 - 10 years

(n)	Leases

Contracts that have been determined to convey the right to use an identified asset are evaluated for classification as an operating or finance lease.

The lease term for all of the Company’s leases include the noncancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

For operating leases, right-of-use assets and lease liabilities are recognized upon lease commencement for operating leases. The lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The lease liability is subsequently measured at amortized cost using the effective-interest method. As the rate implicit in the lease cannot be readily determined, the Company uses the incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

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

Right-of-use assets for operating leases are occasionally reduced by impairment losses. See Note 2(o).

The Company monitors for events or changes in circumstances that require a reassessment of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero. In that case, the right-of-use asset is reduced to zero and the remainder of the adjustment is recorded in profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company’s leases generally include non-lease maintenance services (i.e. common area maintenance). The Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, the lease payments used to measure the lease liability include all the fixed consideration in the contract.

As of December 31, 2023 and 2024, the Company does not have any material finance leases.

(o)	Impairment of long-lived assets

Long-lived assets, such as property and equipment and operating lease right of use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of impairment testing of long-lived assets of leased hotel, the Company has concluded that an individual hotel is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there were circumstances that require the long-lived assets of a leased hotel be tested for possible impairment, the Company first compares undiscounted cash flows generated by the assets to their carrying amount. If the carrying amount of the long-lived assets is not recoverable based on undiscounted cash flows, an impairment is recognized for the amount by which the carrying amount exceeds the asset’s fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

The Company recognized RMB60,517 and RMB54,662 of impairment losses related to leased hotels, which included RMB55,403 and RMB48,497 for property and equipment and RMB5,114 and RMB6,165 for operating lease right of use assets, recorded in hotel operating costs in the consolidated statements of comprehensive income for the years ended December 31, 2023 and 2024, respectively. The impairment losses recognized were due to the carrying amounts of these long-lived assets were not recoverable based on the undiscounted cash flows. The fair values of these long-lived assets primarily reflect the price market participant would pay to sub-lease the operating lease right of use assets and acquire remaining property and equipment assets, representing the highest and best use of these assets. Significant unobservable inputs used in the fair value measurement include future market rental prices, which were determined with the assistance of an independent valuation specialist.

No impairment losses were recognized for long-lived assets for the year ended December 31, 2022.

(p)	Business combination

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

(q)	Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The Company performs its annual impairment review of goodwill at December 31 of each year.

The Company has determined that it has one reporting unit, which is also its only reportable segment.

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

No impairment losses were recorded for goodwill for the years ended December 31, 2022, 2023 and 2024.

(r)	Value-added-tax (“VAT”)

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

(s)	Asset retirement costs

The Company’s asset retirement obligations are primarily related to its leased hotels, of which the majority are leased under long-term arrangements, and, in certain cases, are required to be returned to the landlords in their original condition. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the asset’s useful life or the term of the lease subsequent to the initial measurement. The Company accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in hotel operating costs in the consolidated statements of comprehensive income.

Asset retirement obligations are recorded in other non-current liabilities. The following table summarizes the activities of the asset retirement obligation liability:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at the beginning of the year	3,773	3,958
Accretion expense	185	174
Balance at the end of the year	3,958	4,132

(t)	Revenue recognition

Revenue is primarily derived from contracts of manachised hotels with third party franchisees, products and services in leased hotels, as well as sales of lifestyle products via the e-commence platforms and hotel shops.

Manachised hotel revenues

Manachised hotels refer to franchised-and-managed hotels. Typically, the Company enters into certain franchise and management arrangements with franchisees for which the Company is responsible for providing branding, appointing and training of the hotel managers, and various other management services. The franchisee is responsible for hotel construction, renovation and maintenance. The term of the franchise and management agreements are up to 20 years.

The franchise and management agreements primarily contain the following promised goods or services:

●	Intellectual Property (“IP”) license grants the right to access the Company’s hotel system IP, including brand names.
●	Pre-opening services (e.g. central reservation system installation service, and services related to the assistance on employees training and other hotel opening preparation activities).
●	Hotel management services include providing day-to-day management services of the hotels for the franchisees and central reservation system maintenance services.
●	Sales of hotel supplies and other products.

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

Upfront franchise fees are typically fixed and collected upfront and recognized as revenue on a straight- line basis over the term of the franchise contract. The Company does not consider that the upfront franchise fees give rise to a significant financing component, since the primary purpose of the upfront franchise fee is to protect the Company from failure by franchisees to comply with the terms in the contract.

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

Leased hotel revenues

Leased hotels refer to the hotels that the Company operates and manages and where the properties are leased from third party lessors. The Company is responsible for hotel development and customization to conform to the Company’s standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. The Company is also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate hotels and purchasing supplies.

Leased hotel revenues are primarily derived from the rental of rooms, food and beverage sales and other ancillary services. Each of these products and services represents a distinct performance obligation and, in exchange for these products and services, the Company receives fixed amounts based on published or negotiated prices. Payment is due in full at the time when the services are rendered or the goods are provided. Room rental revenue is recognized on a daily basis when rooms are occupied. Food and beverage revenue and other services revenue are recognized when they have been delivered or rendered to the guests as the respective performance obligations are satisfied.

Retail revenues

Revenues from sales from lifestyle products through the e-commence platforms and hotel shops are recognized when the control of the goods is transferred to the customers, generally when the goods are delivered to the customer and the customer has obtained the physical possession and the legal title of the goods.

Customer loyalty program

The Company invites its customers to participate in a membership program with different tiers of membership. Members could pay a membership fee for a higher membership tier.

Under the membership program, members earn loyalty points, which generally expire two years after being earned and can be redeemed for future products and services. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future. The Company is responsible for providing or arranging for the provision of those free or discounted goods or services in exchange. The Company is acting as a principal if the members redeem the points for the room nights in leased hotels or other lifestyle products. The Company is acting as an agent if the members redeem the points for room nights in manachised hotels.

For points earned in leased hotels, a portion of the leased hotel revenues is deferred until the members redeem points. For points earned in manachised hotels, the Company collected a loyalty program management fee from manachised hotels at a fixed rate per point. Such loyalty program management fee is recognized on a net basis by netting off refunds to manachised hotels when members redeem the points for room nights in manachised hotels, and is included in manachised hotels revenues in the consolidated statements of comprehensive income.

The Company estimates breakage for loyalty points that members will never redeem based on the Company’s historical experience and expectations of future member behavior and re-assess the estimate at the end of each reporting period. The estimated breakage for points earned in manachised hotels are also recognized as manachised hotels revenues in the consolidated statements of comprehensive income.

Membership fee from the Company’s customer loyalty program is recognized on a straight-line basis over the membership period, which is included in other revenues in the consolidated statements of comprehensive income.

(u)	Contract assets and deferred revenue

Contract assets primarily represent revenue earned that is not yet billable based on the terms of the contracts. The amount of impairment losses of contract assets recognized in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024 were nil, RMB28,819 and RMB23,974, respectively.

Cash proceeds received from customers are recorded as deferred revenue before the Company performs services under the contracts.

Contract assets and deferred revenue are reported in a net position on an individual contract basis at the end of each reporting period. Contract assets are classified as current in the consolidated balance sheet when the Company expects to realize within one year from the balance sheet date. Deferred revenue is classified as current in the consolidated balance sheet when the Company expects to satisfy the performance obligation within one year from the balance sheet date.

(v)	Government grant

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Company full discretion to utilize the funds and are used by the Company for general corporate purposes. During the years ended December 31, 2022, 2023 and 2024, the Company received financial subsidies of RMB26,059, RMB70,529 and RMB79,209 from various local PRC government authorities, respectively, which primarily consist of government subsidies for headquarter office and business development support. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income, net in the consolidated statements of comprehensive income, when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive any or similar subsidies in the future.

There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2022, 2023 and 2024.

(w)	Advertising and promotion expenses

Advertising and promotion related expenses primarily consist of advertising costs including production costs of marketing materials and the promotion related service fees of hotel and retail businesses, which are charged to the consolidated statements of comprehensive income as incurred and amounted to RMB74,963 and RMB302,459 and RMB650,952 for the years ended December 31, 2022, 2023 and 2024, respectively.

(x)	Technology and development expenses

Technology and development expenses are expensed as incurred, mainly consist of (i) staff costs incurred for the self-developed hotel operation, reservation systems and other systems related to sales of hotel supplies and retail business, (ii) servers and cloud infrastructure costs, (iii) retail products development costs, (iv)other expenses related to technology and development functions.

(y) Employee benefits

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has no legal obligation for the benefits beyond the contributions made.

Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB129,254, RMB160,825 and RMB229,162 for the years ended December 31, 2022, 2023 and 2024, respectively.

(z) Income taxes

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

The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company recognizes in its financial statements the impact of a tax position if that position is “more likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement is reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

(aa) Share based compensation

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

(ab) Statutory reserve

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

The use of the statutory reserves is restricted to the off-setting of losses or increasing capital of the respective entity. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2023 and 2024, the PRC statutory reserve funds amounted to RMB126,297 and RMB286,721, respectively.

(ac) Segment reporting

The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer does not segregate the Company’s business by product or service lines. Management has determined that the Company has one operating segment, which is the Atour Group. For additional segment information, see Note 16, “Segment Information.”

(ad) Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including but not limited to non-compliance respect to licenses and permits, franchise and management agreements and lease contracts, which are handled and defended in the ordinary course of business. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(ae) Fair value measurements

The Company applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 inputs are unobservable inputs for the asset or liability.

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

The Company classifies its short-term investments within Level 2 in the fair value hierarchy because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair values.

The Company’s other financial instruments primarily include cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other payables, and short-term borrowings. The carrying amounts of these short-term financial instruments approximate their fair value due to their short-term nature.

(af) Net income per ordinary share

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

(ag) Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU 2023-09”), requiring public business entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. ASU 2023-09 is effective for the Company from January 1, 2025, with early adoption permitted. The Company is currently assessing the impact that adopting this new accounting standard will have on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires companies to disclose in the notes to the financial statements the disaggregation of certain expense categories included within the income statement expense captions. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 on a prospective basis with optional retrospective application. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting standard will have on its financial statements.

(ah) Risks and concentration

Foreign exchange risk

As the Company’s principal activities are carried out in the PRC, the Company’s transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand.

The management does not expect that there will be any significant currency risk for the Company during the reporting periods.

Credit risk

The Company’s credit risk primarily arises from cash and cash equivalents, short-term investments, accounts receivable, and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Company expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable is unsecured and are primarily derived from revenue earned from manachised hotels and retail business. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

Amounts due from related parties are unsecured and are derived from the hotel reservation payment collected by the related parties on behalf of the Company. The Company believes that it is not exposed to unusual risks as the related parties are reputable travel agencies.

Concentration

The Company’s hotel operating costs and retail costs include the costs of hotel supplies and retail products purchased from third party vendors. The following table summarizes vendors with greater than 10% of Company’s purchase of products.

	Years ended December 31,
	2022	2023	2024
Vendor A	*	14%	15%
*	Less than 10%

3.	Prepayments and other current assets

Prepayments and other current assets consist of the following:

		As of December 31,
	Note	2023	2024
		RMB	RMB
Receivables on behalf of manachised hotels(i)		187,806	216,476
Prepayment for purchase of services		15,363	53,365
VAT recoverable		17,522	33,315
Deposits		2,331	9,652
Prepaid property management fees		9,333	3,281
Contract assets	12(b)	5,184	2,929
Prepayment for purchase of goods		4,264	2,926
Others		13,221	10,767
Subtotal		255,024	332,711
Less: allowance for doubtful accounts		(3,124)	(1,079)
Total		251,900	331,632

(i)The amount represents fees to be collected from corporate customers and travel agencies on behalf of franchisees

Changes in the allowance for doubtful accounts are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
At the beginning of the year	3,124	3,124
Allowance made during the year	—	1,079
Allowance write-off during the year	—	(3,124)
At the end of the year	3,124	1,079

4.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Cost(i):
Leasehold improvements	412,409	365,328
Equipment, fixture and furniture, and other fixed assets	421,207	352,184
Total cost	833,616	717,512
Less: accumulated depreciation	(567,496)	(503,836)
Property and equipment, net	266,120	213,676
(i)During the year ended December 31, 2023 and 2024, the Company recognized impairment loss of RMB55,403 and RMB48,497. No impairment loss of property and equipment was recognized for the year ended December 31, 2022.

Depreciation expense recognized for the years ended December 31, 2022, 2023 and 2024 was RMB87,473, RMB83,731 and RMB64,021 respectively.

5.	Lease

As of December 31, 2024, the Company operated 26 leased hotels, leasing the underlying buildings. The Company generally enters into lease agreements with initial terms of 5 to 15 years. Some of the lease agreements contain renewal options. Such options are accounted for only when it is reasonably certain that the Company will exercise the options. The rent under current hotel lease agreements is generally payable in fixed rent. In addition to hotels leases, the Company also leases office spaces and logistics centers. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use assets and lease liabilities are recognized upon lease commencement for operating leases. Variable lease payments that do not depend on a rate or index are expensed as incurred. The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. In addition, the Company has elected not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

In limited cases, the Company sublease certain hotels areas to third parties. Income from sublease agreements with third parties are included in other revenues, within the consolidated statements of comprehensive income.

Supplemental Balance Sheet

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Operating lease right-of-use assets	1,712,580	1,502,891
Liabilities
Current
Operating lease liabilities	295,721	291,002
Non-current
Operating lease liabilities	1,583,178	1,379,811
Total lease liabilities	1,878,899	1,670,813

Summary of Lease Cost

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	Account Classification
Operating lease cost	362,689	362,462	331,445	Hotel operating costs, Other operating costs, Retail costs and General and administrative expenses
Variable lease cost(i)	(20,684)	6,332	2,939	Hotel operating costs, Retail costs
Sublease income	(9,019)	(13,742)	(14,864)	Net revenues-Others
Total lease cost	332,986	355,052	319,520
(i)The Company was granted RMB27,122 and RMB6,722 in lease concessions from landlords related to the effects of the COVID-19 pandemic during the years ended December 31, 2022 and 2023. The lease concessions were primarily in the form of rent reduction over the period during which the Company’s hotel business was adversely impacted. The Company applied the interpretive guidance in a FASB staff Q&A document issued in April 2020 and elected: (1) not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and (2) to assume such concession was contemplated as part of the existing lease contract with no contract modification. Such concession was recognized as negative adjustment to variable lease cost in the period the concession was granted.

Supplemental Cash Flow Information

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	341,348	402,308	344,120
Right-of-use assets obtained in exchange for lease liabilities	—	51,559	56,767

	As of December	As of December
	31, 2023	31, 2024
Lease term and discount rate
Weighted-average remaining lease term (years)
Operating leases	7.42	7.03
Weighted-average discount rate
Operating leases	4.36%	4.34%

Summary of Future Lease Payments and Lease Liabilities

Maturities of operating lease liabilities as of December 31, 2024 were as follows:

Total
RMB
For the year ending December 31, 2025	350,366
2026	284,187
2027	276,540
2028	269,889
2029	252,938
Thereafter	500,077
Total undiscounted lease payment	1,933,997
Less: imputed interest(i)	(263,184)
Present value of lease liabilities	1,670,813
(i)As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the imputed interest and present value of lease payments.

6.Other assets

Other assets consist of the following:

		As of December 31,
	Note	2023	2024
		RMB	RMB
Long-term rental deposits		74,497	68,571
Contract assets	12(b)	54,446	33,926
Prepayments for purchase of property and equipment		815	—
Subtotal		129,758	102,497
Less: allowance for doubtful accounts	12(b)	(28,819)	(31,280)
Total		100,939	71,217

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
At the beginning of the year	—	28,819
Allowance made during the year	28,819	23,974
Allowance write-off during the year	—	(21,513)
At the end of the year	28,819	31,280

7.	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is not deductible for tax purposes and is assigned to the only reporting unit, which is the Atour Group.

The Company did not incur any impairment loss on goodwill for the years ended December 31, 2022, 2023 and 2024.

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

One of the Company’s PRC subsidiaries, Shanghai Chengduo Information Technology Co., Ltd., has been accredited as a software enterprise company since 2022. It qualifies for the tax holiday during which they are entitled to an exemption from EIT for two years commencing from their first profit-making year of operation and the 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment.

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

Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries are subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor.

Income tax expense consists of the following:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	74,300	275,107	531,961
Deferred income tax (benefit) expense	10,174	(32,071)	(85,930)
Total	84,474	243,036	446,031

The actual income tax expenses reported in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024 differ from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income before income taxes	180,556	982,093	1,719,015
Computed expected tax expense	45,139	245,523	429,754
Increase (decrease) in income taxes resulting from:
Non-deductible expenses	1,619	8,080	7,189
Additional deduction for research and development expenses	(8,714)	(5,249)	(9,472)
Share-based compensation	40,798	40,995	8,198
Tax loss expiration	2,800	30	3,885
Change in valuation allowance	1,085	(68)	(2,522)
Tax rate difference due to different jurisdiction	—	(1,354)	(6,656)
Tax holiday	—	(44,557)	(39,445)
Withholding tax on distributable earnings	—	—	54,000
Others	1,747	(364)	1,100
Total	84,474	243,036	446,031

The effect of the tax holiday on the net income per ordinary share is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Effect of tax holiday	—	44,557	39,445
Net income per ordinary share—Basic	—	0.11	0.10
Net income per ordinary share—Diluted	—	0.11	0.09

The Company is subject to reviews, examinations and audits by PRC tax authorities with respect to income and non-income based taxes. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

(b)	Deferred taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) balances as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets (liabilities)
Tax losses carried forward	53,219	51,391
Allowance for doubtful accounts	16,944	11,980
Accrued payroll and other expenses	14,383	9,178
Inventory impairment	968	4,561
Deferred revenue	94,427	157,361
Contract costs	(24,556)	(29,853)
Operating lease liabilities	430,732	391,748
Operating lease right-of-use assets	(428,145)	(375,723)
Property and equipment	44,508	47,337
Excessive advertising and promotional expenses	18,056	35,185
Others	1,783	2,562
Total gross deferred tax assets	222,319	305,727
Valuation allowance on deferred tax assets	(77,372)	(74,850)
Deferred tax assets, net of valuation allowance	144,947	230,877

Reported in consolidated balance sheets as:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets	144,947	230,877
Deferred tax liabilities	—	—
Net deferred tax assets	144,947	230,877

Except for the planned but yet to be distributed earnings (if any), the Company does not recognize deferred tax liabilities on the undistributed earnings of the PRC subsidiaries, which the Company intends to indefinitely reinvest in the PRC. As of December 31,2024, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB2,525,172. The unrecognized deferred tax liability would be RMB252,517 subject to the withholding tax rate of 10%.

The movement of the valuation allowance is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at the beginning of the year	77,440	77,372
Addition (reversal) during the year	(38)	1,363
Reduction as a result of expiry of net operating loss carried forward	(30)	(3,885)
Balance at the end of the year	77,372	74,850

The valuation allowance as of December 31, 2023 and 2024 was primarily provided for the deferred tax assets of certain PRC subsidiaries, which were in cumulative loss positions. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forward of the Company’s PRC subsidiaries amounted to RMB205,565 as of December 31, 2024, of which RMB19,461, RMB69,664, RMB44,284 and RMB9,950, RMB62,206 will expire if unused by December 31, 2025, 2026, 2027, 2028 and 2029, respectively.

9.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Payments received on behalf of manachised hotels(i)	441,174	575,502
Deposits	64,672	91,622
Service fee	64,211	78,129
VAT and other taxes payable	68,719	58,559
Payable for purchase of property and equipment	16,079	22,049
Others	29,536	56,148
Total	684,391	882,009
(i)The amount represents the payments collected or to be collected from customers or travel agencies on behalf of the franchisees for the reservation of manachised hotels.
10.	Borrowings

Borrowings consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Short-term borrowings:
Bank loans(i)	70,000	60,000
Total	70,000	60,000
Long-term borrowings, non-current portion:
Loan from a third party	2,000	2,000
Total	2,000	2,000
(i)As of December 31, 2024, the Company had several credit facilities with third party banks under which the Company can borrow up to RMB550,000 during the term of the facilities mature from June 2025 to December 2025. The drawdown of the credit facilities is subject to the terms and conditions of each agreement. As of December 31, 2024, the unutilized credit facilities amounted to RMB490,000.

The weighted average interest rates of borrowings as of December 31, 2024 were 2.8% (December 31, 2023: 3.3%) per annum, respectively.

11.	Other non-current liabilities

Other non-current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits received from franchisees	181,926	235,080
Asset retirement obligations	3,958	4,132
Others	8,568	6,356
Total	194,452	245,568

12.	Revenues

(a)Disaggregation of revenues

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Upfront franchise fees	38,066	46,831	68,211
Continuing franchise fees	757,158	1,362,654	1,904,264
Sales of hotel supplies and other products	516,865	1,179,686	2,011,940
Other transactions with the franchisees	48,754	116,438	164,337
Manachised hotels	1,360,843	2,705,609	4,148,752
Room	505,557	782,646	652,854
Food and beverage	43,313	51,583	43,838
Others	4,059	5,815	5,271
Leased hotels	552,929	840,044	701,963
Retail	253,607	971,931	2,198,198
Others	95,604	148,383	199,019
Total	2,262,983	4,665,967	7,247,932

No geographical information is presented as the operations, customers and long-lived assets of the Company are all located in the PRC.

(b)Contract balances

i)The following table provides information about accounts receivable from contracts with customers:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	194,399	201,606
Less: allowance for doubtful accounts	(32,298)	(15,559)
Accounts receivable, net	162,101	186,047

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
At the beginning of the year	19,468	32,298
Cumulative effect of the adoption of ASU 2016-13	1,371	—
Allowance made during the year	11,935	5,756
Write off during the year	(476)	(22,495)
At the end of the year	32,298	15,559

ii)	The following table provides information about contracts assets:

	As of December 31,
	2023	2024
	RMB	RMB
Current	5,184	2,929
Non-current	54,446	33,926
Subtotal	59,630	36,855
Less: allowance for doubtful accounts	(28,819)	(31,280)

Total contract assets	30,811	5,575

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
At the beginning of the year	—	28,819
Allowance made during the year	28,819	23,974
Write off during the year	—	(21,513)
At the end of the year	28,819	31,280

The Company recognized RMB28,819 and RMB23,974 of credit loss allowance during the years ended December 31, 2023 and December 31, 2024, respectively, which was primarily related to certain franchisees after reassessment of the franchisee’s business forecast.

iii)The following table provides information about deferred revenue from contracts with customers:

	As of December 31,
	2023	2024
	RMB	RMB
Current	406,066	453,986
Non-current	369,455	475,331
Deferred revenue	775,521	929,317

The deferred revenue balances above as of December 31, 2023 and 2024 were comprised of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Upfront franchise fees	420,421	539,518
Advances from sales of hotel supplies and other products	238,739	267,220
Loyalty program	44,787	58,547
Others	71,574	64,032
Deferred revenue	775,521	929,317

The Company recognized revenues of RMB170,768, RMB170,085 and RMB357,230 during the years ended December 31, 2022, 2023 and 2024, which were included in deferred revenue balance at the beginning of each year.

(c)	Revenue allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2023 and 2024, the Company had RMB420,421 and RMB539,518 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods over 1 to 20 years.

The Company has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.

13.	Net income per ordinary share

Basic and diluted net income per ordinary share for the years ended December 31, 2022, 2023 and 2024 are calculated as follow:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income attributable to the Company	98,099	737,137	1,275,348
Denominator:
Weighted average number of ordinary shares (for basic calculation)	379,321,522	405,628,647	413,681,482
Effect of dilutive share-based awards(i)	2,277,167	9,194,655	3,547,756
Weighted average number of ordinary shares and dilutive potential ordinary shares outstanding (for diluted calculation)	381,598,689	414,823,302	417,229,238
Basic net income per ordinary share (in RMB)	0.26	1.82	3.08
Diluted net income per ordinary share (in RMB)	0.26	1.78	3.06

(i)For the years ended December 31, 2022, 2023 and 2024, 660,000, 401,405 and nil share options were excluded from the calculation of diluted per ordinary share as their effects would have been anti-dilutive.

14.	Share based compensation

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

A summary of activities of the share options for the year ended December 31, 2024 is presented below:

		Weighted		Aggregate
	Number of	average	Weighted remaining	intrinsic
	share options	exercise price per share	contractual years	value
		USD		USD
Outstanding at January 1, 2024	6,673,254	2.57	8.93	21,475
Grant	1,143,776	1.61
Forfeiture	(100,060)	1.87
Exercise	(1,772,148)	1.66
Outstanding at December 31, 2024	5,944,822	2.67	8.27	37,426
Exercisable as of December 31, 2024	4,792,154	2.90	8.26	29,067

The weight average grant date fair value of the share options granted during the years ended December 2022, 2023 and 2024 was RMB22.32, RMB34.78 and RMB34.58, respectively.

As of December 31, 2024, RMB31,415 of unrecognized compensation expense related to unvested share options is expected to be recognized over a remaining weighted-average vesting period of approximately 1.57 years.

The total fair value at grant date of share options held by the Company’s employees that vested during 2022, 2023 and 2024 was RMB158,183, RMB159,957 and RMB36,964, respectively.

The total intrinsic value of share options exercised during the years ended December 31, 2022, 2023 and 2024 was nil, RMB324,977 and RMB87,190, respectively.

The fair value of the share options granted is estimated on the date of grant using the binomial option pricing model with the following assumptions used.

	2022	2023	2024
Risk-free rate of return(1)	3.1%-4.0%	3.4%-3.8%	4.2-4.5%
Volatility(2)	39.0%-40.4%	40.2%-46.5%	46.1%-46.5%
Expected dividend yield(3)	0%	0%	2%
Fair value of ordinary share (in USD)(4)	3.8-6.2	5.9-8.7	5.6-6.2
Exercise Multiple(5)	2.2	2.2-2.8	2.2-2.8
Expected term(6)	10	10	10
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

Upon the completion of IPO in November 2022, the Company immediately recognized share-based compensation expenses of RMB96,605 of share options vested cumulatively. For the year ended December 31, 2022, the Company recognized RMB163,193 share-based compensation expenses.

For the years ended December 31, 2023 and 2024, the Company recognized RMB163,978 and RMB32,792 compensation expenses. The share-based compensation expenses have been categorized as either hotel operating costs, selling and marketing expenses, general and administrative expenses or technology and development expenses, depending on the job functions of the grantees.

A summary of share-based compensation expenses recognized for the years ended December 31, 2022, 2023 and 2024 is presented below:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Hotel operating costs	2,111	1,286	5,636
Selling and marketing expenses	618	391	2,724
General and administrative expenses	160,646	162,301	23,723
Technology and development expenses	—	—	709
Total	163,193	163,978	32,792

15.	Equity
(a)	Ordinary shares

The Company’s authorized ordinary shares include 2,900,000,000 Class A ordinary shares (entitled to one vote per share) and 100,000,000 Class B ordinary shares (entitled to ten votes per share), with par value USD0.0001 each.

In connection with the Company’s IPO in November 2022, the Company issued 5,462,500 American depositary shares (“ADSs”) or 16,387,500 Class A ordinary shares at the price of USD11 per ADS or USD3.67 per ordinary share, with net proceeds of RMB365,784.

(b)	Dividend distribution to shareholders

In August 2023, the Company declared a cash dividend of USD$0.05 per ordinary share, or USD$0.15 per American Depositary Share (“ADS”), with each ADS representing three Class A ordinary shares. The total amount of RMB150,579 was distributed on September 28, 2023.

In August 2024, the Company’s board of directors declared a cash dividend of US$0.15 per ordinary share, or US$0.45 per ADS. The total amount of RMB436,048 was distributed on September 25, 2024.

16.	Segment Information

The Company’s operations consist of one operating and reportable segment reflecting the manner in which operations are managed and the criteria used by the CODM, the Company’s Chief Executive Officer, to evaluate performance, develop strategy, and allocate resources. The CODM makes operating performance assessments and resource allocation decisions on a group basis using net revenues and net income, which is also reported on the consolidated statements of comprehensive income as “net revenues and net income.” There is no expense or asset information that is supplemental to those disclosed in these consolidated financial statements that is regularly provided to the CODM.

17.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Company entered into the following material related party transactions.

Name of party	Relationship
Trip.com Group Ltd. and its subsidiaries (collectively referred to as “Trip.com Group”)	Major shareholder of the company and its affiliated entities

(a)	Major transactions with related parties

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Hotel reservation payments collected on behalf of the Company(1)
Trip.com Group	692,771	1,441,229	1,741,238
Hotel reservation service fees(2)
Trip.com Group	11,334	28,686	34,745
Corporate travel management service (3)
Trip.com Group	—	—	23,211
(1)	Hotel reservation payments collected on behalf of the Company represent room charges net off travel agency reservation service fees of manachised hotels and room charges of leased hotels.
(2)	Hotel reservation service fees represent travel agency reservation service fees of leased hotels.
(3)	Corporate travel management service represents the fees charged for accommodation and transportation of the Company’s business travels reserved through the management platform, which include the related service fees.
(b)	Balances with related parties

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties
Trip.com Group	115,900	146,120
Amounts due to related parties
Trip.com Group	1,104	2,101

18.	Contingencies
(a)	Capital commitments

As of December 31, 2024, the Company’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB22,281, which is expected to be incurred within one year.

(b)	Litigation and contingencies

The Company and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise and management agreements and lease contracts, which are handled and defended in the ordinary course of business. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the consolidated financial statements, is not likely to have a material adverse effect on the results of operations, financial condition or cash flows.

19.	Parent company only condensed financial information

As of December 31, 2024, restricted net assets of consolidated subsidiaries amounted to RMB1,066,543, which exceed 25 percent of consolidated net assets. Pursuant to Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, condensed financial information as to the financial position, cash flows and results of operations of the parent company as of and for the same periods for which audited consolidated financial statements are required to be presented.

The following condensed financial statements have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. Such investments in subsidiaries are presented on the balance sheets as investment in subsidiaries and the profit of the subsidiaries is presented as income in investment in subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

CONDENSED BALANCE SHEETS

	As of	As of
	December 31,	December 31,
	2023	2024
			USD
	RMB	RMB	(Note 2(d))
Assets
Current assets
Cash and cash equivalents	218,975	741,213	101,546
Total current assets	218,975	741,213	101,546
Non-current assets
Investment in and amount due from subsidiaries	1,849,952	2,215,226	303,485
Total non-current assets	1,849,952	2,215,226	303,485
Total assets	2,068,927	2,956,439	405,031

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	859	209	29
Total current liabilities	859	209	29
Total liabilities	859	209	29
Shareholders’ equity
Class A ordinary shares (USD0.0001 par value; 2,900,000,000 shares authorized; 340,316,306 shares and 345,669,034 shares issued as of December 31, 2023 and 2024, respectively; 339,104,792 shares and 340,876,937 shares outstanding as of December 31, 2023 and 2024, respectively)	244	245	34
Class B ordinary shares (USD0.0001 par value; 100,000,000 shares authorized; 73,680,917 shares issued and outstanding)	56	56	8
Additional paid in capital	1,555,773	1,608,017	220,297
Retained earnings	507,226	1,346,526	184,473
Accumulated other comprehensive income	4,769	1,386	190
Total shareholders’ equity	2,068,068	2,956,230	405,002
Total liabilities and shareholders’ equity	2,068,927	2,956,439	405,031

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2022	2023	2024	2024
				USD
	RMB	RMB	RMB	(Note 2(d))
Operating costs and expenses:
General and administrative expenses	(7,822)	(36,572)	(23,511)	(3,221)
Loss from operations	(7,822)	(36,572)	(23,511)	(3,221)
Interest income	1,062	7,937	8,334	1,142
Gain from short-term investments	364	1,175	—	—
Other income (expenses), net	(1,937)	(2,102)	11,563	1,584
Income in investment in subsidiaries	106,432	766,699	1,278,962	175,217
Net income	98,099	737,137	1,275,348	174,722

Net income	98,099	737,137	1,275,348	174,722
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	(1,918)	15,634	(3,383)	(463)
Other comprehensive (loss) income, net of income taxes	(1,918)	15,634	(3,383)	(463)
Total comprehensive income	96,181	752,771	1,271,965	174,259

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2022	2023	2024	2024
				USD
	RMB	RMB	RMB	(Note 2(d))
Net cash (used in) generated from operating activities	(10,617)	(251)	11,082	1,518
Net cash (used in) generated from investing activities	(157,808)	(22,417)	204,704	28,044
Net cash (used in) generated from financing activities	392,140	(44,958)	311,202	42,635
Effect of exchange rate changes on cash and cash equivalents	1,578	7,263	(4,750)	(650)
Net increase in cash and cash equivalents	225,293	(60,363)	522,238	71,547
Cash and cash equivalents at the beginning of the year	54,045	279,338	218,975	29,999
Cash and cash equivalents at the end of the year	279,338	218,975	741,213	101,546