Form 20-F
period 2025-12-31
Atour Lifestyle Holdings Ltd
filed 2026-04-17
CIK 1853717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended December 31, 2025

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

412,380,886 ordinary shares, comprising of 338,699,969 Class A ordinary shares, par value US$0.0001 per share and 73,680,917 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADR” refers to average daily room rate, which means room revenue divided by the number of rooms in use;
●	“ADSs” refers to the American depositary shares, each representing Class A ordinary shares;
●	“Atour,” “our group,” “our,” “we,” or “us” refers to our company and its subsidiaries, or any one of them as the context may require, and where the context requires, the businesses operated by our company and/or its subsidiaries and their predecessors (if any);
●	“Atour Shanghai” refers to Shanghai Atour Business Management Group Co., Ltd., a limited liability company established in the PRC on February 17, 2013 and an indirectly wholly-owned subsidiary of the Company;
●	“CAGR” refers to compound annual growth rate, which represents the year-over-year growth rate of a value over a specified period, assuming the value grows at a steady rate on a compounded basis;
●	“China,” “Chinese Mainland” or “PRC” refers to the People’s Republic of China which, for the purpose of this annual report and for geographical reference only, excludes Hong Kong, Macao Special Administrative Region of the People’s Republic of China, and Taiwan Region;
●	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;
●	“Company,” “our company,” or “the Company” refers to Atour Lifestyle Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on April 10, 2012;
●	“GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers;
●	“hotel chain” refers to a group of hotels operating under the same brand or common management, which may include leased hotels, franchised hotels, and manachised hotels;
●	“independent hotel” refers to a hotel that is not part of a hotel chain and operates under its own brand or management;
●	“leased hotels” refers to leased-and-operated hotels, which, for the avoidance of doubt, include hotels that are exclusively operated by us on properties leased by certain designated third parties;
●	“manachised hotels” refers to franchised-and-managed hotels;
●	“mini-program” refers to a mobile application embedded within third-party platforms, such as Weixin, that provides booking and service functionalities similar to those of our mobile app;
●	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
●	“OTA” refers to online travel agency;
●	“RevPAR” refers to revenue per available room, referring to the average daily revenue generated for each available room, whether occupied or not, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“room nights” refers to the total number of rooms occupied multiplied by the number of nights during a given period;
●	“SKU” refers to stock keeping unit, referring to a distinct retail product item offered for sale;
●	“Tier 1 cities” refers to, based on China Business Network’s rankings of 2024, the four Chinese cities of Beijing, Shanghai, Guangzhou and Shenzhen;
●	“New Tier 1 cities” refers to, based on China Business Network’s rankings of 2024, the 15 Chinese cities of Chengdu, Chongqing, Hangzhou, Xi’an, Wuhan, Suzhou, Zhengzhou, Nanjing, Tianjin, Changsha, Dongguan, Ningbo, Wuxi, Hefei and Qingdao;
●	“Tier 2 cities” refers to, based on China Business Network’s rankings of 2024, the 30 Chinese cities of Baoding, Changzhou, Dalian, Quanzhou, Jinhua, Fuzhou, Weifang, Guiyang, Harbin, Jiaxing, Huizhou, Jinan, Foshan, Kunming, Lanzhou, Taizhou, Changchun, Nanchang, Nanning, Nantong, Xuzhou, Xiamen, Shaoxing, Shenyang, Shijiazhuang, Taiyuan, Wenzhou, Yantai, Zhongshan and Zhuhai;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1, which are the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our indirectly owned subsidiaries in China, and a substantial portion of our assets are located in China.

This holding company structure involves unique risks to investors. The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contribution to the enterprise expansion fund or the staff and bonus welfare fund during the years ended December 31, 2024 and 2025. The PRC reserve fund of our PRC subsidiaries totaled RMB286.7 million and RMB375.5 million (US$53.7 million) as of December 31, 2024 and 2025, respectively. See “Item 4. Information on The Company — 4.B. Business Overview — Regulation — Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Taxation — Chinese Mainland” for more details.

In August 2024, we announced a three-year annual dividend policy, under which we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing 2024. The exact dividend amount will be determined at the discretion of our board of directors, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors. In August 2024, May 2025 and November 2025, we distributed cash dividends of approximately RMB436.0 million, RMB418.2 million (US$59.8 million) and RMB353.8 million (US$50.6 million), respectively.

In 2025, with cash generated from operating activities in the PRC by Atour Shanghai and its subsidiaries, Atour Shanghai distributed RMB800.0 million (US$114.4 million) to our Hong Kong subsidiary, Atour Hotel (HK) Holdings Limited, or Atour Hong Kong. Our subsidiaries in the PRC generate cash from operating activities, which may be reinvested in our business or used to fund share repurchases and dividend distributions. In the future, cash proceeds raised from overseas financing activities may be transferred by us through our Hong Kong subsidiaries to their respective PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsequently, these PRC subsidiaries will transfer funds to their own subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 4. Information on The Company — 4.B. Business Overview — Regulation — Regulations on Offshore Financing.”

In addition, we face various legal and operational risks and uncertainties related to being based in and having a significant portion of our operations in China. The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may influence our operations as they deem appropriate to further economic, regulatory, political, and societal goals. The PRC regulatory authorities have issued new policies covering cybersecurity, data privacy, antitrust, foreign investments, and overseas securities listings, requiring or potentially requiring us to undergo additional regulatory approvals and filings for our business operations, acceptance of foreign investments, and future overseas financing activities. For example, we may need to comply with the filing requirements under the CSRC Filing Rules (as defined below in “Item 3. Key Information — Recent Regulatory Developments — CSRC Filing Requirements”) for future offerings and listings of our securities in overseas markets to the extent applicable. Furthermore, we cannot rule out the possibility that the PRC regulatory authorities will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. These risks could result in a material change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information — Recent Regulatory Developments,” “Item 3. Key Information — Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China.”

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the Holding Foreign Companies Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong, including our auditor which is headquartered in Chinese Mainland. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. However, this determination was vacated by the PCAOB in 2022. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong in 2022.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, amending the HFCAA in two significant ways: (i) reducing the consecutive non-inspection years required to trigger HFCAA prohibitions from three to two, and (ii) allowing any foreign jurisdiction to be the basis for the PCAOB’s incomplete access to inspect or investigate a company’s auditor. Initially, the HFCAA applied only if the PCAOB’s inability to inspect or investigate resulted from a stance taken by an authority in the foreign jurisdiction where the relevant public accounting firm operated. Following the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm arises from a stance taken by an authority in any foreign jurisdiction, irrespective of the location of the accounting firm. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong remains uncertain and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in Chinese Mainland and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in Chinese Mainland and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in Chinese Mainland and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and Nasdaq may determine to delist our securities. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditors located in China, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs.”

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. For each hotel that we operate, our subsidiary operating the hotel is required to obtain a basic business license and a special industry license issued by local public security bureau, and is required to have hotel operation included in the business scope of its business license. As of December 31, 2025, we have obtained such basic business license and special industry license in compliance with applicable PRC laws and regulations. In addition, our operating subsidiaries in China may from time to time be required to obtain other secondary licenses, permits or approvals from local governmental authorities at the operational level, such as fire prevention safety inspection, hygiene permit and environmental impact assessment approval, to the extent relevant to their respective business. For a detailed discussion of compliance with these licenses, permits or approvals required in our ordinary course of business, and the associated consequences and risks for any non - compliance, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We are subject to various laws and regulations that may subject us to liability and require various approvals, licenses and permits to operate our business.”

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

3.A.	Reserved
3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	Our operating results are subject to conditions typically affecting the hospitality industry in China, any of which could reduce our revenues and limit opportunities for growth.
●	If we are unable to compete successfully, our financial condition and results of operations may be harmed.
●	We may not be able to manage our expected growth, which could adversely affect our operating results.
●	Our expansion within existing markets and into new markets may present increased risk.
●	Our historical operating results may not be indicative to our future prospects and results of operations.
●	If our brand reputation is harmed, it could have a material adverse effect on our business and results of operations.
●	We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, other employees, business partners, other third parties as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.
●	We may not be successful in developing and achieving expected returns from our new products or services for both of our hotel and retail businesses, which could adversely affect our business and financial performance.
●	Our growth depends on our ability to increase revenues generated by our existing and future hotels and from our existing and future members.
●	Some of our existing development pipeline may not be developed into new hotels, which could materially and adversely affect our growth prospects.

●	We are subject to various operational risks inherent in the manachise hotel operation model.
●	We may not be able to successfully attract new franchisees and compete for franchise and management agreements and, as a result, we may not be able to achieve our planned growth.
●	Our franchise and management agreements could be terminated early and we may not be able to renew our existing franchise and management agreements or renegotiate new franchise and management agreements when they expire.
●	Our failure to comply with franchise regulations may result in penalties to us and could have a material adverse effect on our business.
●	Our newly-leased hotels or rebranded leased hotels typically incur substantial upfront capital expenditures and generate relatively low revenues during their ramp-up stages, which may have a significant negative impact on our results of operations.
●	We may not be able to successfully identify, secure or operate additional hotel properties.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations. For details, see page 30 of this annual report.
●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. For details, see page 31 of this annual report.
●	Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation. For details, see page 31 of this annual report.
●	Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditors located in China, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs. For details, see page 32 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 32 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see page 33 of this annual report.
●	The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets. For details, see page 33 of this annual report.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business. For details, see page 34 of this annual report.

Risks Related to The ADSs

●	We will incur additional costs as a result of being a public company.
●	You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering, and such use may not produce income or increase the price of the ADSs representing our Class A ordinary shares.
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.
●	Forum selection provisions in our memorandum and articles of association could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.
●	We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Risks Related to Our Business and Industry

Our operating results are subject to conditions typically affecting the hospitality industry in China, any of which could reduce our revenues and limit opportunities for growth.

Our operating results are subject to conditions typically affecting the hospitality industry in China, including, among others:

●	changes in national, regional or local economic conditions;
●	contraction in the global economy or low levels of economic growth;
●	competition from other hotels and vacation rental online marketplace companies;
●	the attractiveness of our hotels to our guests;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	adverse weather conditions, natural disasters or serious contagious diseases;
●	the ability of third-party online and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;
●	the availability and cost of capital necessary for us and third-party hotel owners to fund investments, capital expenditures and service debt obligations;
●	delays in or cancellations of planned or future development or refurbishment projects;
●	seasonal and cyclical volatility in the hospitality industry;

●	changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development;
●	the performance of managerial and other employees of our hotels; and
●	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

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

Competitors may also outbid us in the selection of sites for newly leased hotel conversion, negotiate better management terms for potential manachised hotels or offer better terms to our existing manachised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other types of hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

In addition, the retail industry in China is highly competitive. We compete with numerous home textile brands as well as the retail business of other hotel brands. Our competitors may have more financial, technical, marketing and other resources than we have, and may devote greater resources to develop, promote and support their products. They may also have more extensive industry relationships, longer operating histories and greater brand recognition than we have. As a result, these competitors may respond more quickly to consumer tastes and trends and introduce new products with designs that are more appealing to consumers. Moreover, our competitors may sell products at more competitive prices, which may create pricing pressure on us and negatively affect our profitability and competitive edge. In addition to existing competitors, the increasing use of digital technology, social media and the internet has lowered the barriers for new participants to enter our markets, which has broadened the array of companies we compete with. New participants can gain access to consumers and become a significant source of competition for our products in a very short period of time.

We may not be able to manage our expected growth, which could adversely affect our operating results.

We intend to expand our hotel network and bolster our retail offerings. Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

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

In addition, our retail business may face challenges when we enter new markets, such as differences in consumer preferences, purchasing behavior and price sensitivity, which may require us to tailor our product offerings or pricing strategies accordingly. We may also encounter difficulties in building an effective supply chain and after-sales service network in a new market, especially where local infrastructure or logistics partners are underdeveloped. Furthermore, our retail brand awareness in new markets may be limited, requiring higher upfront investments in marketing and customer acquisition. We may also experience lower conversion rates or repurchase rates in new markets, as customers take longer to recognize and trust our brand and product quality compared to our existing markets where we have established a loyal customer base. Any of the foregoing may adversely affect our results of operations and financial condition.

Our historical operating results may not be indicative to our future prospects and results of operations.

We believe that our future success depends on our ability to achieve sustainable and profitable growth. Our historical operating results may not be indicative to evaluate our future prospects. Particularly, we began our retail business in 2018 and may face additional challenges in scaling this business while maintaining growth momentum. In addition, fluctuations in results could make period to period comparisons difficult. You should consider our future prospects in light of the following risks and challenges, among others:

●	the uncertainties associated with our ability to continue our growth and maintain profitability;
●	preserving our competitive position in the industries we operate in;
●	offering consistent and high-quality services and products to retain and attract customers;
●	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences;
●	our ability to introduce new lifestyle offerings to achieve our goal to become a leading lifestyle group;
●	increasing awareness of our hotel and retail brands, such as Atour and Atour Planet, and continuing to develop customer loyalty; and
●	recruiting, training and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

If our brand reputation is harmed, it could have a material adverse effect on our business and results of operations.

We believe our hotel and retail brands are integral to our success, including the success of our sales and marketing efforts and our efforts to grow through hotel management arrangements. Our continued success in maintaining and enhancing our brand depends, to a large extent, on our ability to provide consistent and high-quality accommodations and services across our hotel network, and design and introduce new accommodations and services to meet customer demands, as well as our ability to respond to competitive pressures. In addition, we must maintain our hotels’ good condition and attractive appearance which requires ongoing renovations and other leasehold improvements, including periodic repair and replacement of furniture, fixtures and equipment. For retail business, we must consistently deliver quality products and user experience, design and launch new products that align with evolving consumer preferences and respond effectively to market competition. This requires our ongoing investment in product development, supply chain management and marketing and customer service capabilities. As our brands span both the hotel and retail sectors, negative publicity or customer dissatisfaction in one sector could adversely affect customer perception and demand in the other, given the high degree of brand association across our offerings. Moreover, our future lifestyle brand offerings also depend on successful execution of our brand strategy and customer perception of us as a leading and pioneering lifestyle brand. If we are unable to maintain and enhance our brand reputation or fail to execute our brand strategy, our occupancy and room rates may decline and our new lifestyle brand offerings may not be widely accepted by customers, which would adversely affect our business and results of operations.

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

We may not be successful in developing and achieving expected returns from our new products or services for both of our hotel and retail businesses, which could adversely affect our business and financial performance.

We engage in both hotel and retail businesses. In 2023, 2024 and 2025, we primarily derived our revenues from (i) franchise and management fees from our manachised hotels and sales of hotel supplies to manachised hotels, (ii) operations of our leased hotels, and (iii) sales of our retail products in connection with our retail business.

We have developed seven lifestyle hotel brands, covering the entire chain of midscale to luxury hotels with differentiated appeal to a wide range of guests. However, any new brands that we have launched or may launch in the future may not achieve anticipated returns. The development of a new brand requires significant upfront market research and accurate prediction of customer preferences, followed by development process that takes a considerable amount of time as well as significant sales and marketing activities and costs. We may not possess enough knowledge or experience in expanding into these new market segments and we may face more competition in such new market segments. We cannot assure you that our efforts in developing new hotel brands will be successful. If a new hotel brand is not well received by our customers, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

In addition to our hotel offerings, we are also engaged in retail business with a strategic focus on the sleep category and have developed our flagship brand, Atour Planet, which offers a curated range of sleep-related products such as pillows, comforters, and mattresses. There is no guarantee that we may further expand our product service offerings, attract more customers, and drive customer spending on such businesses. In particular, our retail services are subject to various potential liabilities and risks commonly associated with e-commerce or online retail, including, among others:

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

Any new products or services that we have launched or may launch in the future may not achieve anticipated returns. The development of a new product or service requires significant upfront market research and accurate prediction of customer preferences, followed by development process that takes a considerable amount of time as well as significant sales and marketing activities and costs. We cannot assure you that our efforts in developing new products or services will be successful. If a new product or service is not well received by our customers, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

Our growth depends on our ability to increase revenues generated by our existing and future hotels and from our existing and future members.

While sales growth will depend in part on our plans for new hotel openings, deeper penetration into existing and new geographic markets and increased sales at our existing hotels will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase the revenues generated by our hotels depends in part on our ability to successfully implement our growth strategy and related initiatives. Our ability to penetrate further into the existing geographic markets where we already have a presence depends in part on our ability to successfully market ourselves and to maintain and increase sales to our existing members and attract more members to our ACARD membership program. We may not be able to achieve our targeted sales growth at our existing and future hotels, and sales at such hotels could decrease. In addition, we may not be able to achieve our targeted level of expansion within existing and new geographic markets. The occurrence of any of such events may have a material adverse effect on our business, financial condition and results of operations.

Some of our existing development pipeline may not be developed into new hotels, which could materially and adversely affect our growth prospects.

As of December 31, 2025, we had a pipeline of 779 manachised hotels with a total of 85,901 hotel rooms under development, which we define as hotels under construction or approved for development under our hotel brands. The commitments of owners and developers with whom we have contracts are subject to numerous conditions, and the eventual development and construction of our development pipeline not currently under construction is subject to numerous risks, including, in certain cases, the owner’s or developer’s ability to obtain adequate financing and obtaining governmental or regulatory approvals. As a result, not every hotel in our development pipeline may develop into a new hotel that enters our hotel network.

We are subject to various operational risks inherent in the manachise hotel operation model.

Our success could be adversely affected by the performance of our manachised hotels, which are subject to a variety of risks inherent in our manachise hotel operation model. Under the manachise business model, we manage hotels through the on-site hotel managers and deputy managers we appoint to each hotel and collect fees from franchisees. We plan to continue to increase the number of manachised hotels in the future. Our franchisees may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis.

We oversee and manage the operations of our manachised hotels pursuant to various franchise and management agreements. However, we are not able to control the actions of our franchisees. Under those franchise and management agreements, our franchisees are typically responsible for developing hotel properties on a timely basis, bearing the costs and expenses of developing and operating the hotels, including costs of renovating the hotels to our standards and recruiting and employing hotel staff. However, if our franchisees have difficulties in accessing capital or are reluctant to make investments for the management or renovation of the hotels, we may not be able to force them to secure the required capital and the quality of our manachised hotels’ operations may be thereby diminished. The risk can be magnified where such franchisees own multiple hotels under our brand. Moreover, as the brand owner of manachised Atour hotels, and considering the fact that we appoint the hotel managers and deputy managers mainly to ensure consistent service quality and brand standards, we may be named as a party to certain litigations or proceedings or otherwise involved in disputes relating to such manachised hotels. In 2023, 2024 and 2025, most disputes relating to the operations of manachised hotels were settled by the franchisees only. Nevertheless, while typically only the franchiees shall be responsible for handling and resolving such disputes in accordance with their contractual obligations under the franchise and management agreements, we cannot assure you that customers or other third parties will not seek to pursue claims against us in the future, and if we are found liable, we may incur additional costs or reputational damage.

Besides, as the hospitality industry in China is subject to various hospitality industry, health and safety, construction and fire prevention laws and regulations, we cannot ensure that all of our franchisees or manachised hotels comply with these laws and regulations. We normally require our franchisees to secure relevant governmental approvals and permits for operating the hotels in our standard franchise and management agreements and require that our franchisees provide us with some basic approvals and permits, including, among others, special industry license, the Certificate for the Fire Safety Inspection of Public Gathering Places before the Use or Commencement of the Business Operations and the Food Business License. However, some of our franchisees may fail to obtain or renew such approvals or permits in a timely manner, or at all. Any failure to obtain or renew such approvals or permits or to comply with the laws and regulations will negatively affect the operation of our manachised hotels, which will in turn have a material adverse effect on our results of operations.

As many factors affecting the operations of those hotels are beyond our control, we cannot assure you that the quality of the services in our manachised hotels are consistent with our standards and requirements, and we may not be able to identify problems in their operations and make responses on a timely basis. Our manachised hotels are also operated under our brand names. As a result, our image and reputation may suffer due to misuse of our brands by any of our franchisees, which may have a material adverse effect on our business and results of operations. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting our results of operations. We may also have to incur additional costs in placating any customers or salvaging our reputation.

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

We may not be able to prevent fraud or manipulation of operational and financial data by franchisees, which could adversely affect our ability to effectively respond to potential issues. Moreover, the term of lease for some of the properties of our franchisees is shorter than the typical term of our franchise and management agreements. We cannot assure you that upon expiration, these franchisees will be able to renew their leases in order to perform their franchise and management agreements with us.

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

In China, any entity engaging in franchise activities are subject to the supervision and administration of the Ministry of Commerce, or the MOC, and its local counterparts. Under the relevant regulations, franchisors are required to file their franchise agreements with the MOC or its local counterparts, and are required to report to the MOC regarding the franchise agreements that they executed, canceled, renewed or amended in the previous year within the first quarter of every year. Fifteen days after a franchisor first enters into a franchise agreement, the franchisor is required to make appropriate filing with the MOC or its local counterparts. As of the date of this annual report, we have made appropriate filing with the MOC or its local counterparts for the franchise agreements that we have entered into. However, we cannot guarantee that we will obtain all applicable approvals and make all appropriated filings pursuant to laws and regulations, and such non-compliance could subject us to fines and other penalties that may negatively affect our operation, which could result in a material adverse effect on our business. Besides, given the uncertainties in the interpretation of relevant laws and regulations, our management agreements or trademark license agreements may be determined to be franchise agreements by the relevant authorities, in which case we may be required to obtain approvals or make filings for such activities, and failure to do so may also subject us to fines and other penalties.

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

We plan to open more hotels in markets where we have a presence and new cities in China to further grow our business. We may not be successful in identifying, leasing, managing and operating additional hotel properties at desirable locations and on commercially reasonable terms, or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities, rental prices may increase, or our competitors may be able to secure leases of properties before we can do so. In some cases, our competitors may be willing to enter into less favorable lease or hotel management arrangements in order to prevent us from securing a particular property. Alternatively, in less developed cities, demand for our hotels may not increase as rapidly as we may expect. In addition, even if we are able to successfully identify and lease or manage new hotel properties, new hotels may not generate the returns we expect. Furthermore, we may incur costs in connection with evaluating properties and negotiating with property owners, lessors and manachised hotel owners, including properties that we are subsequently unable to lease or manage. If we fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

Our legal right to lease certain properties to operate our leased hotels could be challenged by property owners or other third parties, which could prevent us from continuing to operate our leased hotels or increase the costs associated with operating these hotels.

We rely on leases with third parties who either own or lease the properties from the ultimate property owners to operate our leased hotels. The land use rights and other property rights with respect to properties we currently lease for our existing hotels could be challenged. As of March 31, 2026, our lessors of two leased hotels had not provided us with the valid property ownership certificates and/or the land use rights certificates. These two hotels accounted for approximately 7.6% of all our leased hotels in terms of gross floor area. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, the lessees’ rights under those leases could be challenged by other parties including government authorities in China. If the properties are deemed to be illegal constructions or the landlords do not have the rights to lease the properties to the lessees for hotel operations purposes, the lessors (instead of the lessees) may be subject to monetary penalties and the lease agreements may be invalidated. While we, as the lessee, are not subject to the monetary penalties, we may therefore be required to relocate our relevant hotels. In addition, some of our properties where our leased hotels are located are owned by governmental and other third-party organizations, and such leases are subject to present and future policies in China related to government-owned properties or other similar types of properties. In the event that we could no longer operate on such sites, we may suffer financial losses.

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

Under PRC law, all lease agreements of commodity housing tenancy are required to be registered with the local housing bureau, including those relating to the leased properties underlying our leased hotels. While the majority of our standard lease agreements require the lessors to make such registrations, as of December 31, 2025, none of our leases had been registered as required by PRC law, which may expose both lessors and lessees to potential monetary fines ranging from RMB1,000 to RMB10,000 for each non-registration. If all of our current leases remain unregistered, the maximum aggregate fine could amount to approximately RMB400,000. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties.

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

Lessors of our hotel properties are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, before any properties located on state-owned land in China with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from competent government authorities. In addition, properties used for hotel operations and the underlying land should be approved for hospitality use or appropriate commercial use purposes by competent government authorities. Some of the lessors of our hotel properties have not obtained the required governmental approvals, including approvals of the properties for hospitality use purposes. As of March 31, 2026, six of our leased hotels, representing approximately 23.6% of our leased hotels in terms of gross floor area, had not obtained the required governmental approvals for the properties to be used for hospitality use purposes. Failure to comply with the land- and property-related laws and regulations may subject the lessors to monetary fines of up to RMB30,000 per property or other penalties. We, as the lessees, are not subject to monetary fines or other penalties and the lack of such approval does not affect these hotels’ ability in obtaining the requisite licenses and approvals for hotel operations, pursuant to the relevant PRC laws and regulations which stipulate penalties only against the property owner or land user (i.e., the lessor) rather than the lessee, and the lessor’s land use approval status is not a prerequisite for the issuance of the requisite licenses and approvals for hotel operations. As of March 31, 2026, such leased hotels had obtained all material licenses, permits, approvals and certificates necessary to conduct our actual business operations. However, such failure to comply with the relevant laws and regulations may lead to the invalidation or termination of the leases and relocation of our relevant leased hotels, and therefore may adversely affect our results of operations. While some lessors have agreed to indemnify lessees against the losses resulting from the lessors’ failure to obtain the required approvals, there is no assurance that the lessees will be able to successfully enforce such indemnification obligations against the lessors or that such indemnification can cover losses from all the property defects. As a result, we may suffer significant losses resulting from the lessors’ failure to obtain required approvals to the extent that the lessees are not fully indemnified by the lessors.

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

We may not be able to renew such leases and maintain current hotel operations on satisfactory terms, or at all. In particular, we may experience increased rent payments and increased operating costs in connection with renegotiating leases. If we fail to maintain current hotel operations on satisfactory terms upon expiration of the leases, the respective operating costs of our company may increase and overall profits generated from hotel operations may decrease. If we are unable to pass on increased costs to our guests through room rate increases, the operating margins and earnings of our company could decrease and our results of operations could be materially and adversely affected.

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

Some of our hotel rooms are reserved through third-party websites and other hotel reservation intermediaries and travel consolidators to whom we pay commissions for such services. We believe that such intermediaries and consolidators aim to have consumers develop loyalties to their reservation systems rather than to hotel brands such as ours. In addition, as the competitive landscape of the third-party hotel reservation intermediary business evolves, if one or more of these intermediaries and consolidators become a more significant channel through which our guests make reservations, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us, which could adversely affect our margins and profitability. These intermediaries and consolidators also may favor other hotel brands with more promotional resources, leading to a decrease in our bookings. Our contracts with many hospitality intermediaries offer preferential commission rates to hotels, but we may not be able to renegotiate these contracts upon their expiration with terms as favorable as existing terms of these contracts.

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

The backbone of our retail business lies in our experience-centric philosophy, supported by our customer insights, product development, supply chain management, marketing and customer service capability. We identify new product lines or upgrade existing product lines by monitoring the latest trend in the market and conduct surveys with our customers. We then design the products and work with third-party manufacturers to produce them. However, we may not be successful in developing new products, and our new products may not be commercially successful. To the extent that we are not able to successfully identify, develop and design new or improved products in response to changing market preference, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products with designs and functions that are appealing to consumers. We may expend substantial resources developing new products that may not achieve expected sales levels. In addition, counterfeit products in the market and other forms of unfair competition may harm our brand image and the popularity of our products, which may adversely affect our business, results of operations and financial condition.

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

We primarily promote our brand and sell products through online channels. To support this, we have developed a comprehensive online sales platform that integrates e-commerce functions into our mobile app and mini-programs. Additionally, we sell our products on leading third-party e-commerce platforms in China, providing broader access to consumers. Currently, over 90% of our retail revenue comes from online sales. If such online channels’ services or operations are interrupted, if such online channels fail to provide a satisfactory user experience and fail to attract new and retain existing consumers, if our cooperation with third-party e-commerce platforms terminates, deteriorates or becomes more costly, our retail business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all. In addition, any negative publicity about third-party e-commerce platforms, proven or not, may deter visits to the platforms and result in fewer sales of our products, which may negatively impact our retail business, financial condition and results of operations.

We are subject to risks associated with the supply chain.

We rely upon third-party manufacturers, OEM partners, suppliers and logistics service providers for the production and delivery of both our hotel supplies and retail products. Our ability to meet our consumers’ needs depends on our ability to maintain a steady supply of products from such manufacturers and other suppliers. Disruptions in their operations could delay or prevent them from fulfilling orders placed by us in a timely manner. If any of our third-party manufacturers and other suppliers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us goods in accordance with our plans, it could result in inferior service quality, lost sales and increased operational costs, which could harm our business and consumer relationships. Moreover, if one or more of our major suppliers were to sever their relationship with us or significantly alter the terms of our relationship, we may not be able to establish alternative supply chain arrangements in a timely manner, which could have an adverse effect on our business, financial condition or results of operations. In addition, our supply chain is exposed to risks from changes in international trade policies, tariffs and other trade barriers, as well as fluctuations in the prices of raw materials such as textiles, packaging materials, construction materials and other key inputs. Any significant cost increase that we are unable to pass on to customers or otherwise mitigate could adversely affect our margins. Any of the foregoing events could materially and adversely affect our business, financial condition and results of operations.

If we were to be sued for product liability, we could face substantial liabilities.

The products that we sell through our retail business could lead to the filing of product liability claims where someone may allege that the products that we sold failed to perform as designed or caused certain injuries or losses. We may be subject to product liability claims resulting from misuse of the products that we sold, and we currently do not maintain any product liability insurance. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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

We rely on our sales and marketing efforts to enlarge our customer base and drive the spending of our customers. In particular, effective sales and marketing activities are crucial to the expansion and success of our retail business. Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools are evolving rapidly. This requires us to continually enhance the effectiveness and efficiency of our sales and marketing activities and experiment with new methods to keep pace with industry developments and customer preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our sales to decline, slow down the growth of our retail business, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

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

Furthermore, the industries we operate in are rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected. In addition, we have invested in developing our data analytics and other technologies to improve our customer services and operational efficiency, but there is no guarantee that such investments may result in our anticipated outcomes or returns. We also incorporate intelligent technologies in internal management and other operational activities, which exposes us to potential risks of new or enhanced governmental or regulatory scrutiny, litigation or other legal liability, ethical concerns, negative perceptions as to automation and intelligent technologies, activities that threaten people’s safety or well-being on- or offline, or other complications that could adversely affect our business, reputation, or financial results.

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

Historically, we have derived a portion of our revenues from our loyalty program members and from our cooperation arrangements with certain corporate account clients. In 2025, approximately 62.9% of our room-nights were sold through our core CRS channels. We expect that these members and corporate account clients will contribute to the growth of our business in the near future.

We cannot assure you that our members will remain loyal patrons of our hotels and that our corporate account clients will agree to renew the relevant cooperation agreements upon their expiration, or enter into new agreements with us on substantially similar terms. Our negotiating position with corporate account clients also is limited given the competition in China’s hospitality and retail industries. If we fail to enhance or maintain our relationships with our members, and the frequency of member stays at our hotels declines as a result, or if our corporate account clients decline to renew their cooperation agreements or propose new agreements with commercial terms less favorable to us, our business and financial condition could be materially and adversely affected.

The cessation, reduction or taxation of program benefits of our ACARD loyalty program could adversely affect our brand and guest loyalty.

We manage the ACARD loyalty program for our brand. Program members accumulate points based on eligible stays and hotel charges as well as purchase of our retail products and redeem the points for a range of benefits including free rooms and other items of value. The program is an important aspect of our business and of the affiliation value for hotel owners under franchise and management agreements. Currently, the program benefits are not taxed as income to members under PRC tax laws. If the program awards and benefits are materially altered, curtailed or taxed such that a material number of ACARD members choose to no longer participate in the program, this could adversely affect our business.

Scalpers may exploit our ACARD loyalty program by reserving rooms at member-only price and resell such room reservation to our prospective guests, which could adversely affect our guests’ hotel experience and harm our brand and business.

We offer our ACARD members certain discounts to room price as part of the membership benefits. Scalpers have tried to and may continue to exploit these ACARD room discounts by reserving rooms at a lower member-only price and resell to a non-member guest at a higher price. Such exploitation not only results in losses of our revenue but also adversely affects our guests’ hotel experience and harms our brand and business. To prevent such exploitation and ensure the quality of our guests’ hotel experience, we have taken various measures. Nevertheless, there can be no assurance that our efforts against such exploitation will be successful. If we fail to effectively prevent scalpers from exploiting our ACARD loyalty program, our guests’ hotel experience could be harmed and we will suffer loss of revenue, which could in turn adversely affect our brand, reputation and business.

Any failure to protect our trademarks, patents and other intellectual property rights could have a negative impact on our business.

We believe our brand, trade name, trademarks, patents and other intellectual property are critical to our success. For example, “Atour” and “Atour Light” are well-recognized brands in China’s hospitality industry, while “Atour Planet” series are renowned brands for sleep-related products. The success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our market presence. We have registered “Atour,” “Atour Light,” “Atour Planet” and other logos related to our business as trademarks in China, but there is no assurance that any issued patents or registered trademarks will adequately protect our intellectual property, or that such patents and trademarks will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Besides, our trade secrets may leak or otherwise become available to, or be independently discovered by, our competitors or other third parties. Some of our trademark applications may not be granted for various reasons, including existence of prior registrations, applications or rights, or rejection by the authorities in their discretion. If our trademark applications are not granted, we may have to use different marks for affected products or services, or seek other alternative arrangements, which might not be available on commercially reasonable terms, if at all. In addition, once our registered trademarks have expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew or maintain one or more trademark registrations, our ability to use such trademarks could be impaired, which could materially and adversely affect the performance of our existing franchise and management agreements, our ability to enter into future franchise and management agreements, and our business and results of operations.

We have registered certain copyrights and patents for both hotel and retail businesses with the relevant governmental authorities in China and to the extent possible, we rely on trademark, patent, copyright and trade secret laws, as well as confidentiality procedures or other contractual restrictions of same or similar nature, to establish and protect our intellectual property rights. However, the rights granted under any registered copyrights or issued patents may not provide us with meaningful protection or competitive advantages, and the laws, procedures and restrictions we rely on may provide only limited and uncertain protection. Any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters.

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

We cannot assure you that our operations do not or will not infringe upon or violate intellectual property rights (including but not limited to trademarks, patents, copyrights, know-how) or other rights (including but not limited to portraiture right) owned or held by third parties. In our ordinary course of operations, we are granted the right to use certain intellectual properties of our business partners. We may not be able to renew any or some of such license agreements, which could have a material adverse effect on our business, financial condition and results of operations. We have been involved in claims against us alleging our infringement of third-party intellectual property rights on certain computer software. Any such intellectual property rights infringement claim could result in costly remedial measures and may adversely affect our business and financial condition. We have adopted systematic methods to reduce our exposure to the risks of intellectual property infringement claims. However, we cannot assure you those methods are sufficient to shield us from third party liabilities for intellectual property infringement, or our efforts will be considered favorably by a given court or relevant governmental authority. Liabilities for intellectual property infringement, or allegations of such infringement, may impose a burden on our management, cause penalties, lead to unfavorable media coverage and damage to our reputation, or even cause PRC authorities to impose sanctions on us, including, in serious cases, suspending our operation, which may materially and adversely affect our business, financial condition and prospects.

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

Our business involves collecting and retaining large volumes of internal and customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data are critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information. For details of regulations related to Internet information security and privacy protection, please see “Item 4. Information on The Company — 4.B. Business Overview — Regulation — Regulation on Information Protection on Networks.”

As these laws and regulations regarding cybersecurity, information security, privacy and data protection are continuously evolving, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

We share guests’ order data with franchisees through PMS and other relevant systems in order to ensure that they can assist guests in completing service processes including hotel booking, check-in, check-out and other related processes. We have adopted data security and internal control measures, such as entering into agreements with franchisees and implementing access control mechanism, to safeguard the security of personal information during such sharing. However, we cannot ensure that all the franchisees will at all times fully comply with the data protection obligations set out in the agreements or relevant laws and regulations. There remains a risk that franchisees may improperly access, use, disclose, store or transmit guests’ personal information due to factors such as human error, malicious acts or technical failures. Any such non-compliance or data breach by franchisees could result in claims from affected guests, damage to our brand reputation, and potential operational and financial losses, which may have an adverse impact on our business, financial condition and results of operations.

We take various measures to comply with all applicable data privacy and protection laws and regulations, but there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. Any lapses in our or our service providers’ security measures may result in regulatory investigations, actions, penalties, or other cybersecurity-related risks. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished user experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

We are subject to various laws and regulations that may subject us to liability and require various approvals, licenses and permits to operate our business.

Each of our hotels is required to obtain various approvals, licenses and permits, including the special industry license, the Certificate for the Fire Safety Inspection of Public Gathering Places before the Use or Commencement of the Business Operations, and the Food Business License, among others. In addition, for our operation of the franchised hotels, we are required to conduct commercial franchising filing.

We cannot assure you that we or our employees comply with or will comply with all present and future laws and regulations related to our business, including without limitation to hospitality industry, health, safety, construction and fire prevention laws and regulations. Such non-compliance may subject us to monetary damages, the imposition of fines or other administrative penalties or investigations against us, or the suspension of our operations or conversion activities, which in turn could materially and adversely affect our financial condition and results of operations. Furthermore, if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may suffer. For example, new regulations could require us to retrofit or modify our hotels or incur other significant expenses.

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

We face risks related to instances of food-borne illnesses and other food safety accidents.

We may from time to time offer food and drinks, which is susceptible to food-borne illnesses and other food safety accidents. We cannot assure you that our internal controls and training will be effective in preventing all food-borne illnesses.

Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and the risk of multiple locations being affected rather than a single restaurant. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could result in fines and other penalties and, if highly publicized, negatively impact restaurant sales, forcing the closure of some restaurants and affect our customers’ confidence in our hotel business. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of the restaurants’ food products and significantly increase such restaurants’ costs, which may also adversely affect the results of operations of the relevant hotels.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war), terrorist activity (including threats of terrorist activity) and travel-related accidents (such as bed bug infestation), as well as geopolitical uncertainty and international conflict, may affect travel and may in turn have a material adverse effect on our business and results of operations. In recent years, rising geopolitical tensions and national security concerns have led to stricter international trade policies, trade protection measures, economic or trade sanctions and export control measures. While our business operations do not represent any apparent or material sanctions risks, such changes may trigger widespread concerns among travelers and cause significant disruptions to the tourism industry as a whole, which could in turn materially and adversely affect our business, financial condition and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2025 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses in evaluating the effectiveness of the company’s internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares and/or the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our net profit could be adversely affected by share-based compensation.

In 2017, our PRC subsidiary Atour Shanghai adopted the 2017 Share Incentive Plan, or the 2017 PRC Plan. In 2021, we adopted the Public Company Share Incentive Plan, or the Public Company Plan, at the Cayman Islands’ level in preparation for our initial public offering in November 2022, to replace the 2017 PRC Plan. The purpose of the Public Company Plan is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us. See “Item 6. Directors, Senior Management and Employees-6. B. Compensation-Share Incentive Plans-Public Company Plan.”

Under the Public Company Plan, the maximum aggregate number of Class A ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 51,029,546 Class A ordinary shares, which have been reserved for issuance pursuant to the Public Company Plan accordingly. As of March 31, 2026, a total of 29,793,048 share options corresponding to underlying 29,793,048 Class A ordinary shares had been granted to the participants under the Public Company Plan. For the years ended December 31, 2023, 2024 and 2025, we recognized RMB164.0 million, RMB32.8 million and RMB131.5 million of share-based compensation expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we expect to grant additional share-based awards to our employees in the future. As a result, our expenses associated with share-based awards may increase, which may have an adverse effect on our results of operations.

We are exposed to risks in connection with the fair value change of our short-term investments and related valuation uncertainty.

Fluctuation of the fair value of our short-term investments may affect our results of operation. Our short-term investments include wealth management products with original maturities less than one year when purchased, which are with variable return. These investments are placed with financial institutions and measured at fair value. As of December 31, 2023. 2024 and 2025, our short-term investments amounted to RMB751.8 million, RMB1,266.1 million and RMB2,562.7 million (US$366.5 million), respectively.

We are exposed to credit risk in relation to our short-term investments, which may adversely affect the net changes in their fair value. Factors beyond our control can significantly influence and cause adverse changes to the estimates and thereby affect the fair value. These factors include, but are not limited to, general economic conditions, market conditions and regulatory environment. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. The valuations of our investments require the use of certain judgments and estimates and any change in the estimates and assumptions may lead to a change in the fair value of our investments, which in turn could negatively affect our financial condition and results of operations.

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

We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, contribute to the housing provident funds, as well as make all filing for comprehensive working hour scheme. In 2023, 2024 and 2025, we had not made full contributions for certain employees, primarily because (i) some of our employees were not willing to bear the costs associated with social insurance and housing provident funds and (ii) for some employees there was a timing gap between their onboarding date and the completion of requisite administrative procedures before we could make the contributions. Besides, to efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engaged third-party agents to make the contribution for our employees in 2023, 2024 and 2025, which was primarily attributable to the preference of these employees to participate in local social insurance and housing provident fund schemes in their place of residency. In addition, we had not fully complied with the requirements to make filings with labor authorities for adopting flexible working hour arrangement and comprehensive working hour scheme in 2023, 2024 and 2025.

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

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our shares and the ADSs could be materially and adversely effected.

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

We are subject to risks associated with the online payment through third-party payment platforms and other payment methods.

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

Moreover, in November 2017, the People’s Bank of China (the “PBOC”) published a notice (the “PBOC Notice”) on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We have entered into a third-party payment service agreement with a commercial bank, which is a licensed entity. As the laws and regulations in this area are still evolving and subject to interpretation, we cannot assure you that the settlement mechanisms we adopted will always be in compliance with the PBOC Notice, nor can we assure you that the PBOC or other governmental authorities will not scrutinize our online payment practices with our franchisees and other parties, which may be deemed to involve unlicensed payment settlement services. However, if our settlement mechanisms were found by the regulatory authorities to be non-compliant, we may incur additional expenses to find alternative payment service providers or adjust our business practices to comply with the requirements. Furthermore, we may be subject to regulatory action, investigations, fines and penalties, which could materially and adversely affect our business, results of operations and reputation.

We are subject to various risks relating to third-party payment arrangements.

In 2023, 2024 and 2025, some of our customers settled their payments with our group through accounts of third-party payors designated by such customers, primarily their employees, spouses and other family members, friends, and business partners, at their requests. It is not uncommon for such customers to use third-party payors to settle corporate transactions with their suppliers due to convenience and flexibility. In 2023, 2024 and 2025, the aggregate amount of payments from third-party payors designated by such customers accounts for less than 2% of our total revenues. As of December 31, 2025, our group had ceased all the third-party payment arrangements.

We face various risks associated with the third-party payment arrangements in 2023, 2024 and 2025, including (i) possible claims from third-party payors seeking the return of funds as they were not contractually indebted to us, (ii) potential claims from liquidators of such third-party payors, and (iii) potential money laundering risks due to our limited knowledge about the source and purpose of funds used by third-party payors. In case of claims or legal proceedings, whether civil or criminal, demanding payment return or alleging violation of laws, we would need to allocate significant financial and managerial resources for defense. Compliance with court rulings may result in returning payment for products and services sold to such customers, which may materially and adversely affect our business, results of operations and financial condition.

Seasonality of our business and national or regional special events may cause fluctuations in our results of operations and financial condition, and adversely affect our profitability.

The hospitality and retail industries are subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual hotel revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels. Based on historical results, we generally expect our net revenues generated from our hotel offerings to be higher in the remaining three quarters of each year than in the first quarter due to general travel and consumption patterns in China. Our historical retail revenues also exhibit seasonality, with higher sales typically recorded during the second and fourth quarters due to major e-commerce promotional events and holiday-related spending.

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

The global macroeconomic environment faces significant challenges in the near-term future. For example, there is considerable uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to the United States and China. There are also material concerns about the current and future relationship between the United States and China. While the tensions between the United States and China have not directly impacted our business, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. In addition, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, effective January 2, 2025, which restricts or requires notification of certain investments by U.S. persons in Chinese entities involved in semiconductors, quantum technologies, and artificial intelligence. We are not currently subject to these restrictions, but future developments in our business or changes in law may result in such designation, which may materially and adversely affect our ability to raise capital. It is possible that relations between these two countries may deteriorate further. Deterioration in political conditions and abrupt changes in Sino-U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition. Moreover, any ongoing controversies between the United States and China, whether or not related to our business, could cause investors to be unwilling to hold or buy the ADSs representing our Class A ordinary shares and consequently cause the trading price of the ADSs to decline. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the PRC government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

Our online platform business is subject to various internet-related laws and regulations, such as the Anti-monopoly Commission of the State Council promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, the Personal Information Protection Law, the E-commerce Law, among others. These internet-related laws and regulations are relatively new and evolving, and their enactment timetable, interpretation and implementation involve certain uncertainties.

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

Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditors located in China, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the ADSs.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of U.S.-traded companies and a PCAOB-registered firm, is subject to PCAOB inspections. However, as our auditor is based in China, where the PCAOB has historically faced restrictions, past inspections were not fully conducted. In response to regulatory concerns, the U.S. enacted the Holding Foreign Companies Accountable Act (the “HFCAA”) in 2020, as amended in 2023. Under the HFCAA, trading in our securities on U.S. markets may be prohibited if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC. In 2021, the PCAOB determined it was unable to inspect audit firms in China and Hong Kong, including ours, but vacated this decision in 2022 after conducting full inspections.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong remains uncertain and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue requiring complete access to inspections and investigations of accounting firms headquartered in Chinese Mainland and Hong Kong in the future.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in Chinese Mainland and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and consequential risk of necessitating delisting of our securities in the United States could continue to adversely affect the trading price of the ADSs.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non - financial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign- invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate then-effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties.

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

All of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. Any significant revaluation of RMB may adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into renminbi for capital expenditures and working capital and other business purposes, appreciation of renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not used any derivative financial instruments to hedge our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental regulations of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the PRC Ministry of Commerce, or the MOFCOM, under certain circumstances, be notified in advance of any change-of-control transaction in which a foreign investor takes control of an affiliated PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. Transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, the PRC national security reviews rules which became effective in September 2011 requiring mergers and acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM and the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Pursuant to SAFE Circular 37 and SAFE Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on The Company — 4.B. Business Overview — Regulation — Regulations on Employee Share Option Plans.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued a circular, known as SAT Circular 82, and was amended on 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. This circular applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, but the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

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

As of March 31, 2026, Mr. Haijun Wang beneficially owns 73,680,917 Class B ordinary shares and controls the voting power of 1,691,412 Class A ordinary shares. Accordingly, Mr. Haijun Wang beneficially owns approximately 19.4% of our total issued and outstanding share capital and 69.1% of the aggregate voting power of our total issued and outstanding share capital as of the same date due to the disparate voting powers associated with our dual-class share structure as well as voting proxy granted to him by other minority shareholders.

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

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

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

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Mr. Haijun Wang will own more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “— As an exempted company with limited liability incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

The M&A Rules purport to require offshore special purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining CSRC approval for any of our offshore offerings, or a rescission of such approval we have obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the CSRC Filing Rules, which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies. Pursuant to the CSRC Filing Rules, if the issuer meets either of the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirements: (i) any of the revenues, profits, total assets or net assets of the issuer’s Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in Chinese Mainland or its principal place of business is located in Chinese Mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offerings and listings of our securities in an overseas market will be subject to the filing requirements under the CSRC Filing Rules. If we fail to complete the filing procedures with the CSRC for any future overseas securities offering, we may face sanctions by the CSRC, which may include fines and penalties, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future overseas securities offerings, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us. If there are any other approvals, filings and/or other administration procedures to be obtained from or completed with any other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from such PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Local authorities in China may establish a regulatory cooperation mechanism with securities regulatory authorities of other countries or regions to implement cross-border supervision and administration, but such regulatory cooperation with securities regulatory authorities in the Unities States has not been efficient due to the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares represented by your ADSs.

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

Based on the manner in which we currently conduct our business, the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2025 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill and other intangible assets (which may be determined, in part, by reference to our market capitalization, which could be volatile). Therefore, we may be or become a PFIC for any taxable year if our market capitalization declines while we hold a substantial amount of cash and financial investments. In addition, if in the future we change the type of services we provide with respect to our franchised hotels, our PFIC status for any taxable year may depend on whether and to what extent our income from franchised hotels will be treated as derived in the active conduct of a trade or business within the meaning of applicable Treasury regulations. Because of these uncertainties, there can be no assurance that we were not, or will not be, a PFIC for any of our past, current or future taxable years.

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

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Because we qualify as a foreign private issuer under the Exchange Act, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

ITEM 4.INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Atour Shanghai was established in 2013. We currently conduct all of our businesses through our indirectly wholly-owned subsidiaries in China.

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

In connection with the restructuring for our initial public offering, Atour Lifestyle Holdings Limited acquired 100% of the equity interest in Atour Hong Kong, and Atour Hong Kong owns 100% of the equity interest in Atour Shanghai.

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

We are a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, our purpose is to create an intimate ambiance where people can warmly connect. Guided by our people-serving philosophy, we continuously refine our products and services to curate exceptional experiences for every user.

We were the largest upper midscale hotel chain in China in terms of room number as of the end of 2025, according to Frost & Sullivan. Through our constantly expanding and iterating hotel network, loyalty program and data and technology capabilities, we have been tirelessly exploring new possible ways to set the new trends for China’s hospitality industry and expand our offerings beyond hotels. We mainly use a “manachise model” to expand our hotel network in a less capital-intensive manner. As of December 31, 2025, we had 1,996 manachised hotels and 19 leased hotels, with a total of 224,423 hotel rooms.

Anchored in our experience-driven business model and people-serving philosophy, we have organically expanded from hospitality into retail with a focus on innovative sleep-related products, powered by our deep insights into customers’ sleep needs, thoughtfully designed products, strong brand recognition, and extensive hotel network. We operated the largest retail business among all hotel chains in China in terms of GMV in 2025, according to Frost & Sullivan. The revenue generated from our retail business was RMB3,671.0 million in 2025.

Our Business Model

Guided by our experience-driven business model and people-serving philosophy, we have become a leading lifestyle group in China that operates both hospitality and retail businesses. We were the largest upper midscale hotel chain in China in terms of room number as of the end of 2025 and operated the largest retail business among all hotel chains in China in terms of GMV in 2025, according to Frost & Sullivan. We not only offer a place to stay, but aim to redefine hospitality in China by making hotels a gateway to a rich selection of lifestyle offerings that allow guests and their loved ones to relax, enjoy, interact and share. In this regard, leveraging the insights into guests gained from our hotel business, we have developed a retail business strategically focused on customers’ needs for quality sleep.

Our hotel and retail businesses benefit from strong synergies. We are the first hotel chain in China to establish a scenario-based retail business within hotels, according to Frost & Sullivan. Guests can directly experience sleep related products during their stays at our hotels. Since 2018, we have led an emerging trend in upper midscale hotel chains in China to immersively integrate a personalized, digitalized retail experience into traditional hotel offerings. Moreover, in-depth insights gained from hotel business can be applied in the design and development of retail products. The innovativeness and customer satisfaction of our retail products in turn enhance our brand recognition and attract more customers to our hotels. As a result, we created a virtuous cycle by expanding our retail business alongside our hotel business.

Atour — A Lifestyle Group

We are a leading lifestyle group in China that operates both hospitality and retail businesses. We believe the core of a lifestyle group is to warmly connect with people and offer unique and personalized experience to customers. Guided by our experience-driven business model and people-serving philosophy, we are setting the new trends for China’s hospitality and lifestyle industry and building a curated community where lifestyle, culture and human connection converge. To realize this, we continuously enrich our brand portfolio while upgrading and iterating our existing brands and products to enhance guest experience and maintain our competitiveness. These initiatives allow us to continuously address evolving customer needs while maintaining a differentiated, experience-oriented approach. The following table sets forth a breakdown of our revenues by business line, both in absolute amount and as a percentage of total revenues, for the years indicated.

	Years ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%

	(in thousands, except for percentages)
Revenues
Manachised hotels	2,705,609	58.0	4,148,752	57.3	5,308,864	54.2
Leased hotels	840,044	18.0	701,963	9.7	590,372	6.0
Retail	971,931	20.8	2,198,198	30.3	3,670,969	37.5
Others(1)	148,383	3.2	199,019	2.7	219,954	2.3
Total	4,665,967	100.0	7,247,932	100.0	9,790,159	100.0

Note:

(1)	Primarily including our membership business.

Our Hotel Business

We are a pioneer of the experience-driven hotel business model, guided by our philosophy of serving people rather than simply operating hotel rooms. We strive to keep up with the changing preferences of guests and make innovations a part of the regular user experience to deliver effective personalized services. We also adopt a standardized approach to bring less complex, more cost-effective operations and complement the delivery of personalized services, substantially improving user experience. Benefiting from this differentiated model, we were the largest upper midscale hotel chain in China with 224,423 rooms in total across our hotel network as of December 31, 2025, according to Frost & Sullivan.

An Experience-driven Approach

We are a trailblazer in the upper midscale hotel chains in China underpinned by our experience-driven business model and people-serving philosophy. Rather than simply offering accommodations, we have been committed to delivering curated lifestyle experience that resonates with modern travelers since our inception, while incorporating elements of a distinctive “Chinese Experience” into our service design with inspiration from traditional Chinese culture and hospitality. We continuously refine guest experience by ensuring operational consistency across all service touchpoints, exploring deeper engagement and innovation in core experience areas, and enhancing partner collaboration to deliver a seamless, high-quality experience for every guest. We have embedded such experience-driven approach into a standardized service framework to offer consistent yet personalized experiences across all hotels under each Atour brand. This unique model has won satisfaction and loyalty from our customers and supported scalable hotel operations, enabling us to solidify our leadership in the experience-driven hospitality sector.

Through extensive industry knowledge and operating know-how, we have distilled as many as 21 touchpoints where guests are expected to have the most meaningful interactions with us — from the moment when they make their initial bookings through Atour’s mobile app, mini-programs or third-party platforms, to guests’ check-ins at our hotels, from their calls for room services to seeing them off at the end of their stays. For each of the 21 guest touchpoints, we have established a tracking and evaluation mechanism, ensuring that every interaction delivers a consistent and elevated experience. For example, our hotel staff always welcome the guests with a cup of warm tea while they are waiting to be checked in and offer them a bottle of water when they check out. In the early morning, the hotel staff also have a couple of on-the-go breakfast packed and kept at the front desk so that guests who need to catch an early flight still get to enjoy their breakfast on the way to the airport.

Our 21 well-defined touchpoints underpin a standardized framework that ensures consistent guest experience. Guided by our Atour Service Methodology and based on our deep insights into the evolving preferences of the young generations of customers, we embed flexibility into our standardized service framework, allowing guests to personalize certain aspects of their hotel stay that were traditionally controlled exclusively by the hotel. In particular, we have introduced the APLUS customer service program, which offers tailored service options to meet individual guest preferences within a unified operational structure. See “— Our Loyalty Program — ACARD Loyalty Program” for further details.

To further support the delivery of personalized services in a timely and effective manner, we adopt and implement a simplified yet effective set of procedures for our hotels’ on-site staff to act on guest needs directly. Under such procedures, our front line staff are empowered with appropriate levels of freedom and discretion to identify and overcome challenges to understanding guest needs and deliver unique services based on these preferences. For example, each of our hotel staff is granted a budget each month that they may utilize in their discretion to help the guests with their unique requests, such as buying medicine for the guests or accompanying them to the hospital. Meanwhile, we take our guests’ reviews and feedback seriously, especially those helping us better understand our guests. Through our performance review process, we keep enhancing guest experience at our hotels and uphold our operational standards.

Our Hotel Network

We adopt a “manachise” hotel operation model for substantially all of our hotels. Under the manachise model, we manage hotels through the on-site hotel managers and deputy managers we appoint to each hotel. As of December 31, 2025, we had 1,996 manachised hotels, accounting for approximately 99.1% of our total hotels. We also operate certain hotels under the lease model, under which we design, decorate, and operate hotels located on leased premises. As of December 31, 2025, we had 19 leased hotels, accounting for approximately 0.9% of our total hotels. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2023	2024	2025
Number of hotels
Manachised	1,178	1,593	1,996
Leased	32	26	19
Total(1)	1,210	1,619	2,015

Note:

(1)

Consists of hotels at ramp-up stage and mature operation stage. See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Key Factors Affecting Our Results of Operations — Specific Factors Affecting Our Results of Operations” for the number of our hotels at ramp-up stage and mature operation stage.

We primarily focus on Tier 1, New Tier 1 and Tier 2 cities in China. We believe these markets fit our positioning as a leading lifestyle hotel chain. As of December 31, 2025, our hotel network covered 2,015 hotels spanning 230 cities in 31 provinces, autonomous regions and municipalities in China. As of December 31, 2025, we had an additional 779 hotels under development.

The following table sets forth the changes in the number of our hotels and hotel rooms for the years indicated.

	Years ended December 31,
	2023		2024		2025
	Properties	Rooms	Properties	Rooms	Properties	Rooms
Manachised hotels at the beginning of the year	899	102,945	1,178	133,291	1,593	179,469
Add	289	32,782	470	55,877	488	58,106
Less(1)	10	2,436	55	9,699	85	16,292
At the end of the year	1,178	133,291	1,593	179,469	1,996	221,283

Leased hotels at the beginning of the year	33	5,053	32	4,630	26	3,715
Add	—	89	1	380	—	589
Less	1	512	7	1,295	7	1,164
At the end of the year(2)	32	4,630	26	3,715	19	3,140

Total at the end of the year	1,210	137,921	1,619	183,184	2,015	224,423

Note:

(1)

Closures of these manachised hotels were primarily due to the failure of the relevant franchisees to comply with our brand and operating standards, which in some cases resulted in quality deficiencies or suboptimal operational performance. In 2023, 2024 and 2025, revenue contributions from manachised hotels closed in such year represented a negligible portion of our total revenues.

(2)

The decrease in the number of leased hotels was primarily because our leased hotels primarily serve as demonstration properties to define the operational and quality standards of our hotels and to promote new brands, which is not a focus of our future expansion. We mainly rely on the manachised model to drive a scalable, asset-light expansion of our hotel network.

Manachised Hotels

We have adopted the “manachise” hotel operation model as part of our group-level expansion strategy since our inception in 2013, making us one of the first upper midscale hotel chains in China to adopt such hotel operation model according to Frost & Sullivan. Unlike the traditional franchise model, our manachise model that combines “franchise” and management to ensure product quality and consistency across our hotel network. As of December 31, 2025, we had 1,996 manachised hotels, representing 99.1% of our total hotels as of the same date.

Leased Hotels

As of December 31, 2025, we had 19 leased hotels, accounting for approximately 0.9% of our total hotels. We manage and operate each aspect of these hotels and bear the corresponding expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment. We take charge of all the day-to-day operations of our leased hotels, including but not limited to, ensuring valid licenses and permits for each leased hotel, handling customer complaints, taking responsibilities for incidents that happened at leased hotels within the range of our duty of care, and purchasing and maintaining sufficient insurance policies for leased hotels.

Our Hotel Brand Portfolio

We purposefully design and operate individually conceived lifestyle hotel brands that cater to diversified audiences, with a common thread of brand hallmarks that deliver a locally inspired, neighborhood boutique yet consistently enjoyable experience. As of December 31, 2025, we had developed seven lifestyle hotel brands, covering the entire chain of midscale to luxury hotels with differentiated appeal to a wide range of guests, from discerning business travelers to the younger generations seeking unique and personalized hospitality experiences. The following table sets forth the key information about each of our hotel brands.

		As of December 31, 2025
Hotel Brand	Positioning	Cities	Properties		Rooms
			Leased	Manachised
A.T. House	Luxury	1	1	—	214
SAVHE	Upscale	3	1	2	487
Atour S	Upscale	32	2	87	12,261
Atour Origin (1)	Upper Midscale	30	1	48	5,737
Atour	Upper Midscale	224	12	1,479	168,129
Atour X	Upper Midscale	66	2	179	19,229
Atour Light	Midscale	59	—	201	18,366
Total		230	19	1,996	224,423

Note:

(1)	Atour Origin, initially launched in November 2023 as Atour Series 4 under the Atour Hotel brand, has recently been upgraded to an independent upper midscale hotel brand within our portfolio.

We focus on upper midscale hotel brands, Atour, Atour Origin and Atour X, and expand into the midscale segment through our fast-growing Atour Light brand. We further supplement our offerings with upscale and luxury hotel brands, such as Atour S, SAVHE and A.T. House, to accommodate diversified customer needs. Each of our hotel brands has its own unique personality under the unified ethos of inclusivity and presence of humanness. Across all our brands, we are dedicated to offering every guest a unique, memorable experience.

Upper Midscale Brands

Atour Hotel

At the heart of our hotel network is Atour Hotel, an upper midscale hotel brand designed for quality-conscious travelers who seek layers of user experience that mixes comfort with a stylish vibe. With the debut of the first Atour Hotel in Xi’an in 2013, today the brand spanned 224 cities across China as of December 31, 2025, mainly located in key commercial areas in top-tier cities in China, with an ADR of RMB424.4 in 2025.

Atour Hotel blends modern sophistication with a deep appreciation for local culture, creating a space that feels both contemporary and rich in humanistic warmth. Our spacious guest rooms typically have an area of approximately 25 square meters, with some as large as 35 square meters. The public areas in an Atour Hotel typically range from 450 to 560 square meters and include standard amenities for all hotels, including on-premise restaurants offering local breakfast, a laundry room, and a fitness center. In addition, we operate the “Bambook Library,” a 24/7 mobile library designed as a spiritual retreat for our guests, creating accessible spaces that can bring our guests a calm and focused reading experience.

Atour Series 3 is our core hotel product model under the Atour brand designed to deliver functional comfort, efficient services and consistent stay experience to continuously reinforce our position as a leading brand in mainstream business travel scenarios. By addressing the essential needs of business travelers, it strengthens our leading position in the upper midscale segment. We introduced Atour 3.6, the latest Atour Series 3 hotel product model, in the first quarter of 2025, to further elevate the guest experience. Guided by an “Timeless and Humane” product philosophy, Atour 3.6 embraces a calm and balanced aesthetic rooted in natural textures and minimalist spatial compositions. For existing hotels with renovation needs, we have introduced the Atour “3.5SE” renovation program to help them maintain market competitiveness.

As of December 31, 2025, we had 1,491 Atour Hotels in operation with a total of 168,129 guest rooms. As of the same date, we also had 555 Atour Hotels under development with a total of 61,803 guest rooms.

Atour Origin Hotel

Atour Origin hotel, initially launched in November 2023 as Atour Series 4 under the Atour Hotel brand, has recently been upgraded to an independent upper midscale hotel brand within our portfolio. It is designed to shape the future of the upper midscale market by catering to the evolving needs of both business and leisure travelers seeking productivity and relaxation. Inspired by Yaduo (the Chinese name of Atour) village, this new brand embraces the concept of “natural tranquility,” offering customers immersive experiences with contentment and relaxation. Our Atour Origin hotels introduce extensive upgrades across multiple facets of the hotel, including multi-functional workspaces, premium sleep settings in guest rooms, and enhanced dining services. Atour Origin hotels place strong emphasis on fostering a deep emotional resonance with guests, creating a restorative and healing experience that promotes holistic well-being. Such experience-driven approaches aim to establish an advanced operating model defined by superior quality, increased pricing potential, and improved operational efficiency. As of December 31, 2025, Atour Origin hotels could be found in 30 cities across China mainly located in key commercial areas in top-tier cities in China, with an ADR of RMB536.5 in 2025.

As of December 31, 2025, we had 49 Atour Origin hotels in operation with a total of 5,737 guest rooms. As of the same date, we also had 60 Atour Origin hotels under development with a total of 6,903 guest rooms.

Atour X Hotel

Atour X Hotel is our upper midscale hotel brand, created by converting existing boutique hotel properties on the market into “Atour” hotels adhering to the same standards of services and offerings, while maintaining its original design elements. As of December 31, 2025, it could be found in 66 cities across China, with an ADR of RMB427.0 in 2025.

We keep the flavorful and diversified design of the existing hotel properties, while applying our uniform service standards to ensure service quality and consistency. As of December 31, 2025, we had 181 Atour X Hotels with a total of 19,229 guest rooms. As of the same date, we also had seven Atour X Hotels under development with a total of 818 guest rooms.

Midscale Brand

Atour Light Hotel

Atour Light is our midscale hotel brand with a cheerful spirit, primarily catering to young urban travelers seeking the best value and experience. We first introduced the Atour Light Hotel in 2016, and since then its footprint had been expanded to cover 59 cities across China as of December 31, 2025. Our Atour Light hotels currently are mainly located in key commercial areas in top-tier cities in China, with an ADR of RMB390.7 in 2025.

In February 2023, we launched Atour Light 3.0, the upgraded hotel product model, which is thoughtfully designed to meet the needs of young, urban business travelers, offering quality services and exceptional experiences tailored to their preferences. Since its launch, Atour Light 3.0 has consistently delivered brand-defining innovations and breakthroughs across operations management and user experience, and garnered positive reception from a growing base of franchisees.

To better serve the evolving needs of younger consumers in the midscale segment, we introduced Atour Light 3.3, an upgraded version of our Atour Light hotel product model, in the first quarter of 2025. Drawing inspiration from the “Blue Nights of Genoa,” Atour Light 3.3 features a youthful, minimalist design that emphasizes flexibility, efficiency and comfort. The refreshed design enhances space utilization through modular layouts and compact multi-purpose furnishings, while incorporating vibrant color palettes and social-friendly public areas to foster a light, energetic ambiance. Continuing the signature design style of our Atour Light Hotels, Atour Light 3.3 offers more flexible and functional public spaces as well as refreshed in-room fixtures and configurations to guests, and a more cost-efficient hotel product model with optimized capital investment and operating expenditures to franchisees.

As of December 31, 2025, we had 201 Atour Light Hotels in operation with a total of 18,366 guest rooms. As of the same date, we also had 104 Atour Light Hotels under development with a total of 9,632 guest rooms.

Upscale and Luxury Brands

SAVHE Hotel

SAVHE, launched in October 2024, is an upscale hotel brand that focuses on “natural healing.” Guided by the brand ethos of “Oriental Serenity,” SAVHE creates deeply immersive experience across sleep, healing and wellness, revolutionizing the approach to guest care. As of December 31, 2025, we had three SAVHE hotels in operation with 487 rooms available and an ADR of RMB1,042.6 in 2025. As of the same date, we also had two SAVHE hotels under development with a total of 233 guest rooms.

It is designed to deliver a refined and sensory experience that integrates emotional wellness with sophisticated living. Drawing inspiration from rituals of rest and restoration, the hotel offers signature features such as personalized fragrance selection upon check-in and all-day dining with seasonal menus, and a sleep-optimized environment supported by our proprietary deep sleep products. Through an integration of room design, personalized services and deep sleep products, SAVHE redefines modern urban hospitality for business and leisure travelers seeking comfort, calm, and intentional living. Since its launch, SAVHE has been widely recognized for its thoughtful services and immersive stay experience and has become one of the most differentiated and highly regarded brands within our brand portfolio.

Atour S Hotel

We position Atour S as an upscale hotel brand that primarily serves high-end business and leisure travelers. It offers the same inspiring experience of a standard Atour Hotel, only better. We first introduced the Atour S brand in 2016. Since then, its network had been expanded to cover 32 cities across China as of December 31, 2025, mainly located in premium commercial districts in the downtown areas in top-tier cities in China, with an ADR of RMB530.8 in 2025.

Loyal to the best elements of local designs and cultures, Atour S is committed to setting the standard for a fully upgraded user experience for any discerning travelers, with more spacious and well designed rooms and top-quality amenities. Guest rooms typically have an area of 27 to 35 square meters, and public areas typically range from 650 to 1,000 square meters, considerably more spacious than those in a traditional Atour Hotel.

As of December 31, 2025, we had 89 Atour S Hotels with a total of 12,261 guest rooms. As of the same date, we also had 51 Atour S Hotels under development with a total of 6,512 guest rooms.

A.T. House

A.T. House is our first full-service luxury hotel brand, which aims to become a luxury lifestyle destination that appeals to discerning travelers seeking uniqueness in every aspect of their hotel experience. As of December 31, 2025, we had one A.T. House in Shanghai, with 214 rooms available and an ADR of RMB780.2 in 2025.

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

Hotel Development

Our manachise hotel operation model enables us to expand our hotel network in a less capital-intensive and more efficient manner. We also develop and operate leased hotels to increase our brand influence and set successful examples for our franchisee partners. As of December 31, 2025, we had 1,996 manachised hotels and 19 leased hotels. As of the same date, we had an additional 779 manachised hotels under development.

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

Hotel Reservations

Guests can make hotel reservations primarily through our self-developed Atour mobile app and mini-programs and our cooperating OTA platforms and travel agencies. We have established business relationships with leading OTA platforms in China. The OTA platforms can obtain real-time hotel information and make hotel bookings through our central reservation system. We enter into framework cooperation agreements with the OTA platforms, with a term of typically one year, pursuant to which our hotels would offer hotel rooms to the OTA platforms for sale on their systems. The OTA platforms typically charge us a service fee based on a certain percentage of the revenue generated from the sale of hotel rooms through their platforms. For our manachised hotels, such service fee is paid by the respective franchisees. Our cooperation with OTA platforms allows us to market to a wider potential customer group and further enhance the occupancy rates of our hotels on a day-to-day basis.

Our Retail Business

As a leading lifestyle group, we extend our experience-driven business model and people-serving philosophy beyond hotel stays. We have strategically focused our retail business on the sleep category and developed our flagship brand, Atour Planet, which offers a curated range of sleep-related products such as pillows, comforters, and mattresses. As the core of our offerings under Atour Planet, our Deep Sleep series products are designed to enhance every dimension of the sleep experience and have played a pivotal role in shaping the brand image of Atour Planet in the market. Leveraging the success of our Deep Sleep series and ongoing product innovation, Atour Planet has established strong market recognition and a loyal customer base.

Our Products

We offer a series of products under our Atour Planet brand, which target real and nuanced sleep pain points identified through our deep insights accumulated from hotel operations. Unlike traditional retailers that rely on broad SKU expansion, we strategically focus on developing a limited number of products addressing a wide range of sleep needs of different users. This focused approach allows us to drive growth through a few category-defining bestsellers. In 2023, 2024 and 2025, pillows and comforters are the primary categories of our retail product portfolio.

Atour Planet — Pillows

Our pillow products are well designed to meet specific user needs, from cervical support to climate comfort, and are deeply rooted in insights derived from our customers’ real sleep behaviors. The retail price of our pillow products typically ranges from RMB164 to RMB439 per unit.

Deep Sleep Memory Foam Pillow Pro Series

The Deep Sleep Memory Foam Pillow Pro series is our signature pillow product, including three generations, Pro 1.0, Pro 2.0 and Pro 3.0. We launched Deep Sleep Memory Foam Pillow Pro 1.0 in 2023. Our flagship pillow product in 2024, Deep Sleep Memory Foam Pillow Pro 2.0, features a carefully engineered three-layer foam structure with a self-developed spring foam placed between a soft comfort layer and a firm support base as well as an R-shaped neck support structure that adapts to the natural curve of the neck. Both features enable the pillows to gently fill the gap between the user’s neck and the pillow surface with the user’s every movement—delicately supporting the user’s sleep throughout the night.

In August 2025, we officially launched the latest Deep Sleep Memory Foam Pillow Pro 3.0. This product delivers multiple breakthrough upgrades including an innovative curve- fitting design and a partitioned support structure that better cradles the head and naturally fits the curvature of the neck and shoulders. The accompanying pillowcase uses a new weaving technique, which enhances breathability and moisture-wicking while keeping the pillow surface at a stable temperature.

Other Pillow Products

In addition to the Deep Sleep Memory Foam Pillow Pro series, we offer a select range of pillows tailored to specific user preferences and demographics, including slow-rebound memory foam pillows, goose down pillows, travel pillows and children’s pillows, each addressing the core sleep needs of different consumers.

Atour Planet — Comforters

Following the success of our pillow products, we have extended our pillow development methodology to comforters. Based on real user feedback and our extensive insights into customers’ sleep-related needs, our comforter products aim to address the subtle yet important discomforts that commonly impact sleep quality, such as night sweats, temperature fluctuations and bulky bedding structure. The retail price of our comforter products typically ranges from RMB299 to RMB1,099 per unit.

Deep Sleep Thermo-Regulating Comforter Pro Series

Our Deep Sleep Thermo-Regulating Comforter Pro series is developed to address common but often overlooked sleep disruptions caused by temperature imbalance, humidity and lack of adaptability. Rooted in our people-serving philosophy, the series combines advanced materials and thoughtful construction to deliver consistent and hotel-quality sleep comfort across all seasons.

Our Deep Sleep Thermo-Regulating Comforter Pro series is designed for all-season adaptability and optimal body-temperature control. Its skin-friendly fabrics and hypoallergenic fill deliver a soft, breathable and moisture-wicking feel for year-round comfort. The cover-free, dual-layer modular construction can be detached or swapped to suit seasonal needs, while the PCM fiber blend dynamically absorbs and releases heat to maintain thermal balance throughout the night. The comforters are fully machine-washable and dryer-friendly, ensuring low- maintenance care. In addition, their flexible design supports both folding and hanging storage, allowing efficient use of space without compromising comfort or performance.

Our Deep Sleep Thermo-Regulating Comforter Pro series has been widely recognized by customers. The success of the comforter products has not only brought a new driver to our retail business but also evidenced our ability to replicate our development model across categories and continuously launch “blockbuster” products.

Other Comforter Products

In addition to the Deep Sleep comforter series, we offer other options of comforters to comprehensively address various user needs, including antibacterial soy fiber all-season comforter and bi-color silk comforter.

Atour Planet — Others

We have strategically expanded the Atour Planet portfolio to include a broader range of sleep-related essentials, covering not only pillows and comforters but also mattresses, fitted sheets, loungewear and other accessories. These products are designed to complement our core pillow and comforter products and address factors that affect sleep quality, reinforcing our position in the growing sleep economy and elevating our experience-driven retail business. Our continuously expanding deep sleep product portfolio comprehensively covers the diverse needs of customer home sleep micro-environment and demonstrates our capabilities to provide systematic solutions in the sleep segment.

Product Design and Development

We adopt an experience-driven approach to product design and development, grounded in our deep understanding of customer behavior and needs across both hotel and retail settings.

Rooted in our people-serving philosophy, we design around “small but real discomforts” that commonly disrupt sleep, such as overheating, frequent turning and insufficient neck support. We combine insights from customer reviews, surveys and sleep behavior research to identify sleep issues and transform them into compelling product features. Particularly, we leverage proprietary digital tools, including AI-powered analysis system for customer reviews, to systematically track user reviews across our hotel network, e-commerce platforms and social media channels.

Our product pipeline prioritizes functionality, user experience and long-term usage value. Instead of pursuing breadth through SKU expansion, we focus on creating a highly curated portfolio of bestsellers that solve real-life pain points across the sleep experience. By continuously monitoring market trends and leveraging real-time customer feedback, we are able to upgrade existing products and launch new ones that strengthen our brand image and customer loyalty.

Our design and development process follows a structured framework known as IDEA, which stands for insight, design, engaging and amplifying.

●	Insight. We collect and analyze feedback from millions of hotel stays, online reviews and targeted customer surveys to uncover unmet sleep needs.
●	Design. Leveraging both in-house and certified partner teams, we translate insights into concept sketches and user-centric prototypes, ensuring both functionality and aesthetic alignment with our brand.
●	Engaging. We actively engage customers to build brand awareness and foster their understanding of our sleep-related products. Our marketing content is tailored to deliver the message that our sleep-related products are derived from our insights into consumers’ real sleep needs and launched after thousands of hours of product testing, which positions our products as the intuitive and trusted choice for quality sleep.
●	Amplifying. During the first eight weeks after the launch of a product, we monitor and collect customer feedback on a daily basis to refine product details, communication strategies and content materials to align with evolving customer preferences and strengthen our market positioning.

This end-to-end model allows us to build category-defining products that seamlessly extend the hotel experience into consumers’ daily lives.

Manufacturing and Supply Chain Management

We have a dedicated retail team and a comprehensive management system supporting the full spectrum of our retail business, from product development to after-sales customer service. We have established a comprehensive and e-commerce-focused user experience monitoring system for our retail brand “Atour Planet.” The system is designed to track customers’ reviews and feedback on our retail products, logistics and delivery, and after-sale services throughout their shopping journeys. We actively track customers’ feedback and are committed to timely reach-outs to dissatisfied customers and resolving any issues.

Although we do not operate our own production lines, our in-house retail team plays a key role in material selection, production process design and quality control across our OEM network to ensure consistent product quality and user experience at scale. We adopt a data-driven inventory and fulfillment model, leveraging SKU-level demand forecasting to support a flexible logistics framework. This approach enables us to maintain a lean inventory profile while ensuring rapid response across our omni-channel retail network. We have also implemented an intelligent tracking system that provides full traceability of core SKUs, enhancing return efficiency and reinforcing customer confidence in product reliability.

Sales and Distribution

We operate an integrated omni-channel sales and distribution network with a strategic focus on online channels to support the growth of our retail business. As of December 31, 2025, our sales and distribution network consisted of (i) online channels, including Tmall, JD.com, Douyin and other leading e-commerce platforms in China as well as our proprietary mobile app and mini-programs and (ii) our offline hotel network.

Online Channels

We primarily sell retail products through or to leading third-party e-commerce platforms in China, such as Tmall, JD.com and Douyin. We have also developed a comprehensive online sales platform that integrates e-commerce functions into our mobile app and mini-programs. In 2023, 2024 and 2025, approximately 80.3%, 90.7% and 93.1% of GMV of our retail business was generated online, respectively. Through online channels, we generally sell products directly to end customers, which allows us to directly engage with a wide customer base, ensure data transparency and maintain full control over user experience, pricing and inventory.

Offline Channels

In addition to online distribution, we have established a differentiated scenario-based retail model fully integrated into our hotel network. Guest rooms at our hotel are a fully immersive product experience space, allowing guests to explore and try our retail products during their stay, which in turn strengthens brand loyalty. We equip certain types of hotel rooms with our Atour Planet deep sleep products and allow guests to choose these products for a sleep trial as part of the APLUS service. Guests can personally experience our retail products during their stays at our hotels. In addition, all of our hotel lobbies come with a display area, where guests can view and select the deep sleep products. By offering various thoughtfully designed sleep-related products at the customers’ choice in a hotel setting, we create a hotel environment optimized for rest and recovery and delivers sleep-centered experiential services to its hotel customers. In 2023, 2024 and 2025, approximately 19.7%, 9.3% and 6.9% of GMV of our retail business was generated from our offline channels, respectively.

Pricing and Return Policy

We determine the pricing of our retail products considering various factors like functionality, design quality, emotional value and user experience. We maintain consistent price for the same product across all sales channels to ensure transparency and consumer trust. We may strategically use promotional campaigns and member-exclusive discounts to stimulate purchase without undermining perceived product value.

We offer a standard 7-day unconditional return policy for most retail products sold through online channels, in compliance with relevant e-commerce regulations in China. For key products such as pillows and comforters, we provide detailed size information and usage guidance to reduce mismatch-related returns. Returned items undergo quality inspection, and customers are refunded or allowed to exchange based on product condition and return reason. Our return policy is designed to strike a balance between user flexibility and operational efficiency, while protecting product hygiene standards for deeply personal items.

Our Loyalty Program

ACARD Loyalty Program

Our ACARD loyalty program is a tier-based, fully digitized loyalty program. The ACARD members may earn loyalty points with each stay at our hotels and each purchase of our retail products and use such loyalty points to redeem rewards including coupons and lifestyle products. The ACARD members are also entitled to different classes of member benefits, privileges and rewards, including discounts of room rates, free breakfast, travel support and many more, corresponding to their membership tiers. We provide a special benefit to ACARD members booking through our Atour mobile app and mini-programs, under which any eligible post-booking rate reduction before check-out is automatically refunded or credited as points. Our ACARD members increased by 41.2% from 63.4 million as of December 31, 2023 to 89.5 million as of December 31, 2024, and further increased by 25.2% to 112.0 million as of December 31, 2025.

Member Acquisition and Operation

Guided by our experience-driven approach, we acquire and engage ACARD members through multiple channels. Guests are invited to enroll in our ACARD loyalty program upon check-in or via in-room touchpoints during their stay at our hotels, while users can register as ACARD members, track member benefits and access personalized promotions on our mobile app and mini programs. Following the integration of hotel and retail memberships, consumers purchasing our retail products can also directly join our ACARD loyalty program on our collaborating e-commerce platforms. In addition, we have partnered with selected brands in other industries and sectors, such as travel, fitness and online streaming, to introduce collaboration membership programs, which allow us to tap into adjacent customer bases and drive quality traffic into our ACARD membership program. Meanwhile, we adopt data-driven, tier-based engagement strategies to nurture member loyalty. Through personalized communication, dynamic benefit upgrades and member-exclusive initiatives such as seasonal promotions or sleep-focused campaigns, we enhance member stickiness across both hotel and retail businesses.

Upgrade and Integration

We continuously engage our customers to enhance customer loyalty through our ACARD loyalty program. We have initiated a comprehensive upgrade of our ACARD membership ecosystem, seamlessly integrating membership identities and benefits across our hotel and retail businesses. Such integration reinforces the synergy between accommodation and retail experiences, and thereby, drives customer acquisition and enhances customer loyalty. The upgrade allows us to provide membership benefits to both hotel and retail members across different platforms, enabling us to create a closed-loop service experience. The ACARD members can now enjoy exclusive discounts on accommodations while accessing special retail promotions, enhancing overall customer satisfaction and loyalty.

APLUS Customer Service Program

To further improve user experience and enhance customer loyalty, we have introduced the APLUS customer service program. Through the APLUS program, hotel guests can customize their stay by selecting from a curated suite of services that can be pre-arranged prior to their arrival. As of December 31, 2025, our APLUS program offers over 20 personalized services to further elevate user experience, including pillow trial, facial cleansing kit, disposable clothing and good-night milk, among others. Since its launch, our APLUS program has been widely recognized among our hotel guests.

Technology and Digitalization

Driven by our commitment to user experience and as part of our strategy to enhance operational efficiency, we have built a fully cloud-based digital management system that covers all core business functions. According to Frost & Sullivan, we were one of the first hoteliers in the hospitality industry to adopt a fully cloud-based digital management system in China.

We have successfully developed and implemented a wide arrange of IT systems that cover all core business functions. On top of these IT systems, we have been dedicated to utilizing advanced technologies to support our business. In this regard, we have applied an AI-powered analysis system for customer reviews to further enhance our experience-driven model, and a data-driven site selection tool to optimize our manachise model.

Atour Mobile App and Mini-programs

Our self-developed Atour mobile app and mini-programs serve as a digital channel, enhancing CRS functionality, streamlining the check-in experience, and strengthening member engagement and retention. Through the app, guests can request in-room amenities, enjoying a contact-free and efficient experience, along with access to the APLUS personalized service. Our ACARD membership ecosystem is also embedded within the app, offering a tiered loyalty program where guests accumulate status through their stays, unlocking exclusive benefits such as complimentary breakfast, room upgrades, and late check-out privileges. The flexible point redemption system allows members to use accumulated points for both hotel stays and retail purchases. In addition, the app supports mobile check-out, eliminating traditional front desk procedures for a seamless experience. Users can also access real-time nationwide hotel availability, apply room filters, and view dynamic pricing.

We also operate an independent and dedicated mini-program, “Atour Planet”, for our retail business. Retail customers can access “Atour Planet” mini-program directly or be redirected seamlessly from our Atour mobile app or mini-program for hotel services, enabling integrated access to both hotel and retail offerings within our digital ecosystem. Through “Atour Planet” mini-program, customers can browse and purchase our retail products, access promotional campaigns and participate in interactive brand activities.

Central Reservation System (CRS)

We have adopted a self-developed, cloud-based, all-channel, real-time CRS available 24 hours a day, seven days a week. Our CRS is fully integrated with all of our booking channels, including mobile app, mini programs, third-party platforms and other reservation partners. This effectively allows us to manage room inventories, prices and reservations instantly across all major channels. The real-time inventory management module of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes profitability. The price management module allows us to set up rates at different levels (including property, market segments, booking channels and hotel brands) and distributes price adjustments and promotional offers to all major channels simultaneously, which greatly increases efficiency in managing all booking channels and enhances our ability to optimize total profit. In addition, the CRS comes with an embedded business intelligence module, which allows hotel staff to monitor and analyze the core operational metrics and make well-informed business decisions in time. In 2023, 2024 and 2025, room nights reserved through our core CRS channels, including total room nights sold (i) through our own channels to our individual members and (ii) to corporate customers, accounted for 63.4%, 63.0% and 62.9% of our total room nights for the same periods, respectively. Such a high percentage of booking through CRS enables us to achieve higher operating efficiency compared to hotels that rely heavily on travel intermediaries such as OTA platforms.

Customer Relationship Management System (CRM)

Our self-developed CRM serves multiple critical functions. It enables seamless customer lifecycle management from initial acquisition to long-term retention, while also automating sales and marketing processes to improve operational efficiency. The system integrates customer service functions to enhance guest interactions and ensures that every touchpoint aligns with our service standards. Its business value lies in improving customer loyalty, increasing repeat bookings, optimizing operations, reducing operational costs, driving revenue growth, and ensuring regulatory compliance.

Property Management System (PMS)

Our self-developed PMS enables each hotel within the network to accurately and cost-effectively manage its room inventory and reservations on its own in real time. It also allows the submission of price adjustment requests through an Internet browser, which in turn optimizes each hotel’s occupancy rate, ADR and RevPAR. The system is designed to enhance our profitability and competitiveness by integrating with the CRS and CRM. The main functions of the PMS cover the full lifecycle of accommodation orders management, including pre-stay, during-stay, and post-stay processes. Before check-in, it manages room status and reservation orders to ensure operational readiness, including room availability, pricing adjustments, and maintenance scheduling. During the stay, the system handles order processing, room assignments, task coordination, billing, and night audits. After check-out, it manages guest profile data, corporate account handling, and detailed financial reporting. The PMS enables us to more effectively assess the performance of our hotels in a timely manner, efficiently allocate resources, and identify and refine specific market and sales targets.

Hotel Lifecycle Management System (HLM)

Our self-developed HLM is an end-to-end digital management platform that covers the full lifecycle of hotel development, from site evaluation, approval, contract signing, pre- opening execution (including standard implementation, construction progress tracking and procurement coordination), to opening procedures (such as license and permit processing, staff training and opening countdown). With standardized workflows, visual dashboards and transparent data integration, HLM systematically addresses the pain points in hotel development such as prolonged cycles, fragmented information and uncontrolled costs, and significantly improves the efficiency of opening new hotels while ensuring the consistent quality standard in newly opened hotels, which maximizes the value of our assets.

Intelligent Tools

We have adopted and applied several intelligent tools in business operations to improve customer satisfaction while enhancing operational efficiency. For example, we adopted an AI-powered semantic analysis system to extract insights from customers’ reviews, which helps identify customer behavioral trends, refine features of its services and products and enhance personalized experience. We have also adopted self-developed data driven technologies to assist franchisees with hotel site selection, and an automated decision reporting system to optimize the hotel development process.

Data Privacy and Protection

We place a strong emphasis on data security. We have in place extensive policies, processes, network architecture, and software to protect customer data.

We collect personal information of our guests customarily required for their hotel booking, check-ins and check-outs, including their names, ID numbers and mobile phone numbers. In addition, we collect personal information of our loyalty members to provide membership services. For instance, we collect members’ mobile phone numbers to facilitate their completion of membership registration; we collect members’ ID information to bind their identity to their membership accounts, and based on this, provide membership benefits such as points accumulation. Members may also voluntarily provide us with personal information not required for registration, such as gender and date of birth, to enjoy membership services such as birthday privileges. We also collect consumers’ personal information under our retail business operations — for example, we collect consumers’ contact name, phone number, and delivery address to fulfill product delivery, complete order transactions, and provide customer service. We stored personal information in data centers deployed within the territory of the PRC, and we did not have any cross-border transfer of personal information during our daily business operations. To ensure the confidentiality and integrity of our guests’ data, we maintain comprehensive and rigorous data security measures. We de-identify and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authorization. Our manachised hotels use our operation systems to collect the guests’ data, and the data are then stored on the highly secured server that we rent from third-party cloud service providers. Only authorized staff of our manachised hotels can read and record the data, and our systems keep records of their access to the data. We have also implemented measures restricting data access and prohibiting data exporting for those hotels.

In the course of our daily business operations, our franchisees use PMS and other relevant systems uniformly operated and maintained by us to process guests’ order data. We share guests’ order data with franchisees through such systems in order to ensure that they can assist guests in completing service processes including hotel booking, check-in, check-out and other related processes. We have adopted strict data security and internal control measures to safeguard the security of personal information during such sharing. For instance, we require franchisees to comply with data security and personal information protection obligations through contractual clauses such as confidentiality agreements and data processing agreements signed with them. Furthermore, the front-end of our PMS system has implemented desensitization processing for personal information such as guests’ names, phone numbers, and ID details, and is equipped with strict access control mechanisms, which ensures that only a limited number of authorized personnel of the franchisees can access guests’ personal information when necessary for business operations.

We have complied with the applicable laws and regulations in PRC relating to data security, personal information and privacy protection in all material aspects. Up to the date of this annual report, (i) we have not experienced any material incident of data leakage, data loss or breach incidents, and (ii) we had not been subject to (a) any material administrative penalties, or other sanctions imposed by any relevant competent authorities in respect of cybersecurity, data security and personal information protection, and (b) any infringement of third-party rights, and there were no material disputes, conflicts, litigation, arbitration, or claims in connection therewith. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We may be liable for improper collection, use or appropriation of personal information provided by our customers.”

Intellectual Property

We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements and license agreements to protect our intellectual property. We have implemented an intellectual property management policy, which covers the registration, maintenance, enforcement and protection of our intellectual property rights. Our employees are subject to confidentiality and proprietary information obligations under our internal policies, while consultants and other third parties are required to comply with confidentiality and proprietary information requirements as set forth in their engagement or other relevant agreements with us. As of December 31, 2025, we had 42 issued patents, 31 pending patent applications, 79 registered copyrights, 1,612 registered trademarks (including but not limited to “Atour,” “Atour Light,” and “Atour Planet”), and 65 domain names under our name in China. As of the same date, we had 102 registered trademarks overseas. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Any failure to protect our trademarks, patents and other intellectual property rights could have a negative impact on our business.”

Branding and Marketing

Brand building lies at the heart of our marketing efforts. Our marketing strategy is designed to enhance our brand recognition and strengthen customer loyalty. Anchored in our experience-driven business model and people-serving philosophy, we strategically focus on our long-term positioning as a lifestyle brand, aiming to build and differentiate the brand image of each of our hotel and retail products.

We focus our marketing campaigns on both online platforms and offline channels, enabling broader and more targeted audience engagement. We have created a large volume of sleep-related content on leading social media platforms in China to build brand recognition in online communities and also worked with key opinion influencers to increase exposure and gain positive word-of-mouth referrals. For our hotel business, we target the distinct guest segments served by each of our hotel brands and implement branding strategies based on data insights, customer behavior and touchpoint design. We have strengthened our marketing strategies for retail business by developing and launching blockbuster products. These are supported by themed campaigns for specific contexts that reinforce the link between our products and consumers’ emotional needs. In addition, we are actively exploring new marketing approaches. We held our first “Deep Sleep Conference” in Lijiang, Yunnan Province in October 2024. The “Deep Sleep Conference” was a well-orchestrated marketing campaign that blended immersive experiences, product storytelling, and brand strategy. In the future, we plan to make “Deep Sleep Conference” an ongoing brand-building initiative and develop it as a platform to communicate our product philosophy, showcase our latest research and development achievements, share our exploration into the science of deep sleep and introduce new sleep-related products.

Supply Chain Management

To ensure operational consistency and mitigate supply chain risks, we have deployed a proprietary digital supply chain system that enables end-to-end online management across procurement, inventory and logistics. The system integrates several quality management tools, including on-site data entry modules, remote analytics, and real-time monitoring dashboards powered by business intelligence and big data technologies. These tools allow us to track supplier performance metrics, monitor defect rates by batch, and conduct variance analysis across different production lines and locations.

We have also implemented an intelligent tracking system that enables full traceability of core SKUs from production through to final delivery, which significantly improves return handling, strengthens quality assurance, and enhances supplier accountability.

Production

We outsourced the production of hotel supplies, construction materials and our retail products to third party manufacturers. We procure hotel supplies and construction materials directly from qualified suppliers, and adopt an original equipment manufacturer (“OEM”) model for our retail products, cooperating with experienced manufacturers in China with extensive expertise in the retail sector. We operate under an asset-light production model and do not have our own production lines.

Hotel Business

For hotel-related goods, including linens, bedding, in-room amenities, operating supplies and equipment, and construction and renovation materials, we primarily adopt a traditional direct procurement model. We select suppliers for hotel business through tendering or price comparison procedures, and conduct supplier qualification reviews and on-site inspections before entering into agreements with selected suppliers. Pursuant to such agreements, we then place procurement orders through our centralized system. We assign purchase orders automatically or manually to approved suppliers only, and we require each hotel in our network to conduct final acceptance upon delivery. Through this process, we ensure compliance with our internal procurement guidelines, maintain consistent quality and timely delivery of hotel supplies, and reduce the risks of supply disruption or construction delays.

Retail Business

For our retail products, we leverage our strong in-house design and product development capabilities to work closely with OEM partners throughout the production process. Our product design team is actively involved in material selection, ergonomic design, production process specification, tooling development and quality benchmarking to ensure that our products maintain a high degree of consistency in terms of design, performance and user experience across different manufacturers. To facilitate standardized and scalable production, we provide each OEM partner with detailed standard operating procedures (SOPs), technical specifications and reference samples, and conduct both in-process and post-production inspections, including regular on-site audits to verify compliance with our production requirements and quality standards.

Quality Control

We have stringent quality assurance and control procedures in place to ensure supplier compliance with our product safety and quality standards. All suppliers are required to undergo on-boarding procedures with a rigorous quality screening process before we begin working with them. In addition, our framework agreements with suppliers have clauses that ensure a baseline quality of the products produced by the suppliers, including those related to technical specification, quality specification, inspection standards and defective product handling.

Upon receipt of product shipments, we conduct inspections on appearance, quantity and specifications in accordance with our SOPs. For hotel-related goods, each hotel carries out inspections before acceptance. For retail products, our designated warehouse acceptance personnel perform the inspections. Our quality control teams also conduct regular site visits to suppliers’ production facilities to assess compliance with our operational standards and verify the condition of equipment, production environments and finished goods.

Retail Inventory Management

For our retail business, we operate a centralized, data-driven system that integrates demand forecasting, procurement and warehousing to optimize inventory turnover and product traceability. We generate monthly rolling forecasts at the SKU level based on real-time omni-channel sales data. Based on these forecasts, we submit procurement applications and place purchase orders with, or issue customized processing contracts to, our OEM partners. Once the production of retail products we ordered is completed, we and our OEM partners conduct multi-step quality inspections before admitting the products into third-party warehouses. To efficiently manage the inventory level, we have deployed a warehouse management system that enables us to monitor inventory turnover, in-transit stock and sell-through performance, maintain safety stock for key SKUs, and dynamically adjust replenishment based on real-time demand. We have also implemented end-to-end SKU traceability, covering factory production, warehouse delivery and returns, thereby enhancing supplier accountability and return efficiency.

Distribution and Delivery

Our distribution and delivery system is designed to support timely and demand- responsive fulfillment across both our hotel and retail businesses. Suppliers are generally responsible for delivering products either to our warehouses or, for certain hotel-related goods, directly to hotel sites, depending on the order type and contractual arrangement.

For hotel business, procurement of construction materials and routine replenishment of operational supplies is generally made directly from suppliers to our hotels in accordance with established replenishment schedules and usage thresholds.

For our retail business, we operate a distribution and delivery network supported by four regional warehouses. Inbound shipments are allocated to designated warehouses based on sales forecasts, and orders are dispatched from the warehouse nearest to the end customers or points of sale to ensure timely fulfilment. This arrangement allows us to reduce logistics costs and efficiently support both online and offline sales channels. For online orders, retail products are shipped directly from our warehouses to end customers, while for offline channels, goods are delivered to our hotels or other points of sale in accordance with our arrangements with franchisees and channel partners.

To enhance logistics transparency and service quality, we have implemented digital tracking functions for selected retail SKUs. These tools enable greater visibility over the movement of goods, assist with exception handling, and support coordination between internal teams and logistics service providers.

Our Environmental, Social and Governance (ESG) Initiatives

We place significant emphasis on sustainable development, incorporating the principles of environmental, social and governance (“ESG”) into our corporate mission of “creating an intimate ambiance where people can warmly connect.” We have implemented six ESG commitments, namely “responsible governance, customer first, growing with employees, sharing values, safeguarding nature and staying true to original aspirations.”

ESG Governance

To support our sustainable development, we have established a three-tier ESG governance structure, consisting of our board of directors, an executive committee, and an ESG working group. Our board of directors serves as the highest supervisory body for our ESG governance, overseeing all ESG-related matters, providing supervision and guidance, approving ESG-related policies, and evaluating ESG performance. The executive committee is directly accountable for our ESG initiatives and responsible for strategic planning, goal assessment, and risk management, including water and energy management strategies and performance. The ESG working group coordinates ESG-related works across departments and business units focusing on project planning, overall coordination, and implementation of ESG initiatives.

In order to minimize the environmental impact of our operations and actively fulfill our environmental protection responsibilities, we have also implemented an environmental policy as the guiding framework for our environmental initiatives.

Environmental Protection

We deeply integrate the concept of sustainable development into hotel operations and retail business, putting environmental protection responsibilities into practice through concrete actions. We require all business departments to stay abreast of updates and changes in relevant environmental regulations to ensure full compliance in all operational activities. In addition, we conduct regular performance assessments of environmental management practices across departments. For any identified issues, we promptly implement corrective measures and continuously improve our environmental compliance management.

Eco-friendly Hotel Operation

We integrate holistic environmental management into every aspect of our hotel operations. From the initial design and material procurement stages, we prioritize sustainable and durable building materials, and employ modular construction methods to minimize the environmental impacts on our projects. Prior to opening, each hotel undergoes stringent testing across key environmental indicators to ensure full compliance with national and local environmental regulations. Throughout our daily operations, we maintain rigorous environmental management across key areas to ensure systematic and effective implementation. In terms of energy consumption, we have installed high-efficiency equipment across our hotels and continuously monitor and analyze energy usage data. Based on such analysis, we implement targeted improvements, including equipment upgrades and operational optimization, to enhance energy efficiency. We are also actively introducing solar power generation systems to facilitate the transition toward renewable energy sources. With respect to water resources, we have equipped our hotels with water-saving fixtures and implemented routine maintenance and inspection programs for water-related equipment and pipelines to prevent leaks and minimize water loss. Water usage is accurately metered and monitored in real time to reduce waste. In addition, we use environmentally compliant cleaning agents and treat wastewater in strict accordance with applicable national regulations. For waste management, we have established a comprehensive waste sorting system across our hotels, including standardized temporary storage of different waste categories. We engage qualified third parties or local municipal sanitation authorities for the sorting and disposal of waste, ensuring compliance with all applicable regulatory requirements.

Guided by the principle of green development, we continue to explore environment-friendly development paths by integrating sustainability into every business practice, from product design, selection of building materials, to equipment procurement and the development of consumables.

We insist on promoting the use of modular design in our hotel business, increasing the proportion of modular design in every hotel product models. By integrating energy saving and low-carbon concepts from the outset, we outline our practical actions to promote and popularize green construction in the hotel industry. Our design approach follows the principle of “80% standardization + 20% personalization,” ensuring consistency in the overall design style while allowing for customization based on individual property conditions and local culture. Modular design and assembly play an important role in improving construction efficiency and effectively mitigating environmental impact within the hotel industry.

We also prioritize the environmental sustainability and durability of building materials and are committed to sourcing high quality, cost-effective options. Through our supply chain purchasing platform, Atour Market, we have successfully introduced and promoted a variety of environmentally friendly building materials, including bamboo fiber wallcovering materials and ENF-grade eco-friendly wall panels, across all our hotels. The bamboo fiber wallcovering materials adopted at our hotels have a formaldehyde emission level of less than 0.1 mg/L, significantly exceeding China’s highest environmental protection standard (0.5 mg/L). We will continue to explore and develop new sustainable materials.

With these eco-friendly offerings we are well-positioned to deliver a greener and more exceptional accommodation experience to customers.

Green Retail Products

We have implemented comprehensive green control for our retail business. In terms of raw materials, we prioritize the use of eco-friendly materials whenever possible and regularly audit the environmental performance of our raw material suppliers to ensure strict compliance with environmental standards throughout the production process. In terms of packaging, we actively adopt recyclable and biodegradable materials and work closely with suppliers to develop lightweight designs that significantly reduce packaging material usage.

Our retail business also exemplifies our commitment to sustainable development. We use sustainable materials in a number of Atour Planet products to optimize the package design and improve the “recyclability” of these products. While delivering comfort and warmth to customers, we remain mindful of minimizing environmental impact throughout the production and usage process. In material selection for Atour Planet products, we adhere to strict sustainability principles, prioritizing the use of environmentally friendly materials. For example, one of our blockbuster products, the Deep Sleep Thermo-Regulating Comforter Pro series, uses Naia™ Acetate Fiber (made from wood pulp in sustainably managed forests and plantations) and EcoCosy Cellulosic Fiber (derived from natural wood sources harvested from planted forests) in both the moisture-wicking layer and the skin adhesive fabric. Both materials are bio-based cellulose fibers, which are natural, safe and skin-friendly and have also been certified by several external authorities.

Social Responsibility

Public Welfare and Social Contributions

We are also committed to giving back to our society and communities. Yaduo village served as an inspiration for establishing our Atour Group. Our management team returned to Yaduo Village in 2017 and decided to uplift the village via the development of the tea industry. In 2018, we partnered with the local government to establish a dedicated tea farmers’ cooperative and pioneered a “Tea Farmer + Cooperative + Enterprise” business model to address tea sales challenges. Since then, all our hotels have been offering complimentary “Atour Tea” in certain room types to guests during their stay. Meanwhile, we have also made “Atour Tea” available through our online retail channels. In 2019, we established a standardized tea production base in Yaduo Village, following a standard factory model. This base enhanced production standards, created more job opportunities, and helped to lifting Yaduo village out of poverty. As of December 31, 2025, the tea plantation area covered approximately 2,800 acres. The cumulative purchase of finished tea leaves exceeded 318,000 kilograms, with a total value exceeding RMB76 million. Such initiatives not only help increase income of villagers in Yaduo Village and surrounding areas, but also extends warmth and the power of our original spirit to every customer.

While promoting the economic and cultural development of Yaduo village, we also aimed to contribute to the region’s ecological and environmental protection. Yaduo Village, nestled against the Gaoligong Mountains, is home to the Skywalker Hoolock Gibbon, a rare and endangered species unique to China. We launched the “Yuan Meng Project” in partnership with a nonprofit organization to help protect the critically endangered Skywalker Hoolock Gibbon. We are calling on the public to join us in safeguarding this endangered species through a series of campaigns, leveraging our brand influence to encourage greater participation in biodiversity conservation. We also launched charity merchandise sales on our mobile app and mini-programs, with all profits donated to gibbon conservation efforts.

In 2025, the Atour Charity Foundation was officially established. Committed to supporting disadvantaged groups, advancing public welfare, and fulfilling our corporate social responsibility, the Foundation serves as a platform for spreading humanistic care and uniting positive forces for good. It currently oversees three projects: Love Fitting Rooms, which continues to provide seasonal clothing to residents of Yaduo Village and neighboring communities; Reading Under the Moon Mountain, offering educational support to outstanding students from financially disadvantaged families in Yaduo Village and Shiyueliang Town; and Atour Community Care Station, dedicated to delivering daily care and assistance to local elderly individuals living alone. Through the Foundation, Atour transforms goodwill into lasting support, turning one-time donations into sustained impact and ensuring that warmth and care truly reach those in need.

Employee Support

We view our employees as partners who walk alongside us, moving forward together. We are committed to treating them with respect, care, and support. While ensuring the protection of their basic rights and interests, we place strong emphasis on employee career development and well-being. Through various initiatives, such as training, honor-based incentives, and welfare benefits, we strive to foster the mutual growth of both our employees and the organization, promoting our culture of care and warmth.

Competition

China’s hotel industry is highly fragmented, comprising a large number of independent hotels alongside a relatively small number of hotel chains. Our principal competitors for the hotel business include other branded and independent hotel operating companies, national and international hotel brands and ownership companies. Particularly, our properties and brands compete with other hotels, resorts, motels and inns in their respective geographic markets or customer segments, including facilities owned by local interests, individuals, national and international chains, institutions, and investment and pension funds.

We also compete in China’s sleep-related home textile market, the largest sector of the sleep-related product retail industry. Our principal competitors for the retail business include other retailers of the sleep-related products that we are offering, such as home textile retailers.

We believe that (i) our position as a multi-branded manager and franchisor of hotels, combined with our growing presence in the retail industry, helps us succeed as one of the largest and most innovative hospitality companies in China, (ii) our retail business is positioned favorably in market competition as a result of our strong market research, product development, supply chain management, marketing and customer service capabilities, and (iii) our ability to integrate retail into our hotel experience — allowing guests to try and purchase products in an immersive setting — provides us with a unique advantage over traditional retail brands.

Insurance

We believe that our hotels are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China in accordance with our standards, including but not limited to property, employer’s liability and public liability insurance, as well as construction-related insurance prior to hotel opening, which is in line with industry practice. Such insurance policies must remain valid throughout the operation period of any manachised hotel, and the franchisees are required to name us as an additional insured party and provide proof of coverage upon request to ensure continuous protection of both the franchisees’ and our interests. For our leased hotels, we maintain comprehensive insurance coverage throughout the construction and operation stages, including but not limited to construction all-risk, property all-risk, employer’s liability and public liability insurance, fidelity insurance, business interruption insurance and cash insurance. Moreover, we also require our franchisees to carry adequate property and liability insurance policies. We carry property insurance that covers the assets that we own at our hotels. As a result, our Directors are of the view that our insurance coverage is adequate and sufficient to cover the major risks associated with our business operations. Although we require our franchisees to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits, our financial condition may be materially and adversely affected. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — We have limited insurance coverage.”

Regulation

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

The hospitality industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC are the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2024) issued on September 6, 2024, which became effective on November 1, 2024 and the Industry Guidelines on Encouraged Foreign Investment (Edition 2025) issued on December 15, 2025, which became effective as of February 1, 2026, both of which were promulgated by the PRC Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NRDC. Pursuant to these regulations, there are no restrictions on foreign investment in limited-service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hospitality industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC laws and regulations currently relevant to our business and operations.

Regulations on Hotel Operation

The Ministry of Public Security issued the Measures for the Control of Security in the Hospitality Industry in November 1987, which were amended in January 2011, November 2020 and March 2022, and the State Council promulgated the Decision of the State Council on Establishing Administrative License for Necessarily Retained Items Requiring Administrative Examination and Approval in June 2004 and amended it in January 2009 and August 2016, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hospitality Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hospitality Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to the Law of the PRC on Penalties for the Violation of Public Security Administration promulgated in August 2005 and amended in October 2012 and June 2025, and various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines. Operators of hotel businesses who have obtained the special industry license but violate applicable administrative regulations may also be subject to revocation of such licenses in serious circumstances.

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016, April 2019 and December 2024, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 1991, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was most recently amended in December 2017, according to which hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021 and September 2025, according to which any hotel that provides food must obtain a license. In June 2023, the State Administration for Market Regulation promulgated the Administrative Measures for Food Operation Licensing and Record-filing, which came into effect in December 2023 and replaced the Administrative Measures on Administration of Food Business Licensing which was enacted in August 2015 and amended in November 2017. According to the Administrative Measures for Food Operation Licensing and Record-Filing, any entity involving sales of food or food services must obtain a food business license. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008, April 2019 and April 2021, respectively, by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, amended and promulgated on April 30, 2009 and effective as of May 1, 2009 and most recently amended on July 17, 2012 by the Ministry of Public Security, and the Interim Provisions on Administration of Review and Examination of Fire Prevention Design of Construction Projects promulgated on April 1, 2020, effective as of June 1, 2020 and amended on August 21, 2023 by the Ministry of Housing and Urban-rural Construction require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural development authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural development authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

On November 27, 2023, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2023), which became effective on March 1, 2024. Under Classification and Accreditation for Star-rated Tourist Hotels, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for five years.

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

Regulations on Leasing

Under the Law of the PRC on Administration of Urban Real Estate promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007, August 2009 and August 2019, respectively, and the Administrative Measures on Leasing of Commodity House promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest may be subordinated to an interested third party acting in good faith.

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

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended on October 25, 2013. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

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

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and last amended on April 23, 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The National Intellectual Property Administration (Trademark Office) handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark license agreements must be filed with the Trademark Office.

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

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and Hong Kong entered into between Chinese Mainland and the Hong Kong Special Administrative Region on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the State Administration of Taxation or the SAT on February 20, 2009 and which came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018 and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

The Provisional Regulations on Value-added Tax, which was promulgated on December 13, 1993, came into effect on January 1, 1994, and last amended on November 19, 2017, and the Detailed Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated on December 25, 1993 and came into effect on the same date, and was amended on December 15, 2008 and October 28, 2011, came into effect on November 1, 2011 set out that all taxpayers selling goods or providing processing, repairing or replacement services, sales of services, intangible assets and immovable assets and importing goods in China shall pay a value-added tax. On December 25, 2024, the Value-Added Tax Law of the PRC was promulgated by SCNPC and came into effect on January 1, 2026, superseding the Provisional Regulations on Value-added Tax. According to this law, entities and individuals (including individual businesses) that sell goods, services, intangible assets, or immovable property within the territory of the PRC, or import goods, are VAT taxpayers and shall pay value-added tax in accordance with regulations.

On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued on April 4, 2018 and became effective on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have value added tax, taxable sales activities, or imported goods are adjusted to 16% and 10%, respectively. According to the Announcement on Policies for Deepening the Value-added Tax Reform issued by the Ministry of Finance, the SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, the value added tax rate was reduced to 13% and 9%, respectively.

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

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on December 25, 2006 and January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later amended on May 29, 2016 and on March 23, 2023. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On February 15, 2012, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or stock option plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.

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

Regulations on Merger and Acquisition and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, through which to purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals who also control such PRC domestic companies, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

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

The Cybersecurity Law of the PRC promulgated in November 2016 by SCNPC and last amended on October 28, 2025 and came into effect on January 1, 2026 absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB500,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

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

Regulations on Employee Share Option Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, issued by the SAFE in February 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. See “Item 4. Information on The Company — 4.B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

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

According to the Measures for the Investigation and Treatment of Internet Food Safety Violations promulgated by China Food and Drug Administration on July 14, 2016, which became effective on October 1, 2016 and was amended by SAMR on April 2, 2021 and March 18, 2025, SAMR is responsible for supervising and guiding the investigation and treatment of Internet food safety violations nationwide, and local market regulatory departments at or above the county level are responsible for their administrative areas Internal network food safety violations investigation. Food producers and distributors who engage in food trade on their own network platform should also file with the market regulatory departments at or above the county level to get the record number.

4.C.	Organizational Structure

The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Transfer of Funds and Other Assets through Our Organization

We are a holding company with no business operations of our own. We conduct all of our operations through our indirectly owned subsidiaries in China, and a substantial portion of our assets are located in China. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriations to the other two reserve funds are at the discretion of our subsidiaries. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund from 2023 to 2025. The PRC reserve fund of our PRC subsidiaries totaled RMB286.7 million and RMB 375.5 million (US$53.7 million) as of December 31, 2024 and 2025, respectively. See “Item 4. Information on The Company — 4.B. Business Overview — Regulations — Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Taxation — Chinese Mainland” for more details.

In August 2024, we announced a three-year annual dividend policy, under which we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing 2024. The exact dividend amount will be determined at the Board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors. In August 2024, May 2025 and November 2025, we distributed cash dividends of approximately RMB436.0 million, RMB418.2 million (US$59.8 million) and RMB353.8 million (US$50.6 million), respectively.

In 2025, with cash generated from operating activities in the PRC by Atour Shanghai and its subsidiaries, Atour Shanghai distributed RMB800.0 million (US$114.4 million) to Atour Hong Kong. Our subsidiaries in the PRC generate cash from operating activities, which may be reinvested in our business or used to fund share repurchases and dividend distributions. In the future, cash proceeds raised from overseas financing activities may be transferred by us through our Hong Kong subsidiaries to their respective PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsequently, these PRC subsidiaries will transfer funds to their own subsidiaries to meet the capital needs of our business operations.

4.D.	Property, Plants and Equipment

We are headquartered in Shanghai, China. As of December 31, 2025, we had leased a total of 37 properties for commercial uses, with 19 properties used for the operations of our leased hotels and 18 properties for other commercial uses, such as our headquarters and office premises. The gross floor area of our leased properties for commercial uses reaches up to 230,779.2 square meters. All our leased properties are located in the PRC, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

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

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations are subject to general economic conditions and conditions affecting the industries we operate in general, which include, among others:

●Changes in the national, regional or local economic conditions in China.   Our financial performance is closely tied to macroeconomic conditions and is significantly affected by fluctuations in discretionary spending by individuals and businesses. Moreover, events such as natural disasters, geopolitical tensions, or the recurrence of contagious diseases could suppress travel and in-person consumption, negatively impacting both customer demands for our business. For example, the COVID-19 pandemic had a substantial adverse impact on our operations, though we have seen a sustained recovery in both sectors since late 2022.
●PRC government policies and regulations.   Our business is subject to various compliance and operational requirements under PRC laws. For details, see “Item 4. Information on The Company — 4.B. Business Overview — Regulation.” Any changes to the existing laws and regulations in the future may increase our compliance efforts at significant cost.
●Industry competition.   The hospitality and retail industries in China are highly competitive. In the hospitality sector, we compete primarily with both domestic and international branded hotel chains and independent hotels. In the retail sector, we face competition from a wide range of home textile brands. Competition in the hospitality industry is generally focused on hotel room rates, quality of accommodations, brand recognitions, convenience of locations, geographic coverages, quality and range of services, other lifestyle offerings and guest amenities. Competition in the retail industry is generally driven by product quality, design, pricing, brand strength, sales channels, marketing capabilities and customer loyalty.

●Seasonality.   The hospitality industry and retail industries are subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their locations, types of property and competitive mix within the specific locations. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. July and August typically represent peak season months, during which we benefit from higher room rates and increased revenue due to heightened travel activity. In addition, certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels. Based on historical results, we generally expect our hotel revenues for each hotel to be higher in the remaining three quarters of each year than in each of the first quarter due to general travel and consumption patterns in China. Our historical retail revenues also exhibit seasonality, with higher sales typically recorded during the second and fourth quarters due to major e-commerce promotional events and holiday-related spending.

Specific Factors Affecting Our Results of Operations

While our business is affected by factors relating to general economic conditions and the hospitality and retail industries in China, we believe that our results of operations are also affected by company-specific factors, including, among others:

●The total number of hotels and hotel rooms in our hotel network. Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. We mainly adopt a “manachise” model to operate the vast majority of the hotels in our hotel network. As a result, whether we can successfully increase the number of hotels and hotel rooms in our hotel network is largely affected by our ability to franchise additional hotel properties at desirable locations on commercially favorable terms, as well as to maintain the quality of service, hotel facilities, and guest rooms across our hotels, and to preserve the value of our brand.
●The scale and operational efficiency of our retail business. Our retail business, anchored by in-room experiences and digital commerce, has become an increasingly significant revenue contributor to us. Growth and profitability in this business depend on our ability to continuously curate relevant offerings, manage product development and supply chains efficiently, and capture demand both through hotel channels and direct-to-consumer platforms. As our product mix and channel reach evolve, retail performance will remain a key driver of our overall financial results.
●The fixed-cost nature of our business. A significant portion of our operating costs and expenses associated with our hotel operations and franchise model, including rent and base salary, is relatively fixed. Similarly, our retail operations involve fixed costs related to procurement, warehousing, and logistics. As a result, an increase in our revenues, no matter from higher RevPAR or increased retail sales, generally will result in higher profitability. Vice versa, a decrease in our revenues could result in a disproportionately larger decrease in our profits because our operating costs and expenses are unlikely to decrease proportionately.
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

	As of December 31,
	2023		2024		2025
		Percentage of		Percentage of		Percentage of
	Number	total hotels	Number of	total hotels in	Number	total hotels in
	of hotels	in the three stages	hotels	the three stages	of hotels	the three stages
Development stage	617	33.8%	741	31.4%	779	27.9%
Ramp-up stage	203	11.1%	280	11.9%	296	10.6%
Mature stage	1,007	55.1%	1,339	56.7%	1,719	61.5%

●The growth of our ACARD members and their levels of engagement. Our tier-based ACARD loyalty program is a fully digitized membership program that unites all our hotel and lifestyle brands. Our ACARD members contribute to a significant portion of our revenue. Our member base has been growing rapidly. As of December 31, 2025, our ACARD loyalty program had amassed 112.0 million registered individual members. If we are able to further grow the size of our member base and increase customer stickiness of our loyalty program, we will be able to further increase our revenue and reduce our customer acquisition expenses.

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

Increase in total hotels and hotel rooms. As we continue to scale our presence by leveraging our strong brand reputation, the total number of our hotels increased from 1,210 as of December 31, 2023 to 1,619 as of December 31, 2024, and further to 2,015 as of December 31, 2025. Similarly, the total number of our hotel rooms increased from 137,921 as of December 31, 2023 to 183,184 as of December 31, 2024, and further to 224,423 as of December 31, 2025. As of the same date, we had a total of 779 manachised hotels with a total of 85,901 rooms under development.

	As of December 31,
	2023	2024	2025
Total hotels
Manachised hotels	1,178	1,593	1,996
Leased hotels	32	26	19
All hotels	1,210	1,619	2,015
Hotel rooms
Manachised hotels	133,291	179,469	221,283
Leased hotels	4,630	3,715	3,140
All hotels	137,921	183,184	224,423

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

The following table sets forth the key performance indicators of our hotels for the years indicated.

	Years ended December 31,
	2023(1)	2024(1)	2025(1)
Occupancy rate(2) (in percentage)
Manachised hotels	77.6%	77.2%	75.8%
Leased hotels	83.6%	83.2%	82.2%
All hotels	77.8%	77.4%	75.9%
ADR(2) (in RMB)
Manachised hotels	457.8	433.0	429.0
Leased hotels	587.2	563.5	582.2
All hotels	463.6	436.8	431.9
RevPAR(2) (in RMB)
Manachised hotels	370.8	347.3	336.6
Leased hotels	517.2	495.0	504.8
All hotels	376.8	351.3	339.6

Notes:

(1)

Excludes, for purposes of calculating these key operating metrics, (i) approximately 308 thousand room-nights related to hotel rooms that were requisitioned by the government for quarantine needs in response to the COVID-19 pandemic or otherwise became unavailable due to temporary hotel closures in 2023; and (ii) approximately 252 thousand and 316 thousand room-nights related to hotel rooms that became unavailable due to temporary hotel closures in 2024 and 2025, respectively. Since the third quarter of 2023, no hotels have been requisitioned for quarantine needs. The ADR and RevPAR are calculated based on the tax-inclusive room rates.

(2)

Excludes hotel rooms that became unavailable due to temporary hotel closures resulting from various reasons, such as room maintenance or temporary suspension of hotel operations due to power outages or other facility-related issues. The ADR and RevPAR are calculated based on tax-inclusive room rates.

Moreover, we measure the operational performance of our hotels by comparing same-hotel occupancy rate, ADR and RevPAR. These same-hotel metrics provide a period-to-period comparison of the operational performance of hotels that have operated for more than 18 calendar months as of the 15th day (inclusive) of any month within a given period. The following table sets forth the details of our same-hotel performance for the years indicated.

	Years ended December 31,		Years ended December 31,		Years ended December 31,
	2022	2023	2023	2024	2024	2025
Number of same hotels
Manachised hotels	763		968		1,299
Leased hotels	33		30		23
All hotels	796		998		1,322

Same-hotel occupancy rate(1) (in percentage)
Manachised hotels	63.2%	78.7%	78.2%	78.9%	78.1%	76.4%
Leased hotels	65.8%	83.6%	83.7%	83.1%	83.2%	82.1%
All hotels	63.4%	79.0%	78.4%	79.0%	78.2%	76.5%

Same-hotel ADR(1) (in RMB)
Manachised hotels	385.9	460.2	459.1	439.9	435.4	426.8
Leased hotels	465.0	587.2	588.8	561.5	571.1	564.3
All hotels	390.9	467.4	464.6	444.6	438.9	429.9

Same-hotel RevPAR(1) (in RMB)
Manachised hotels	257.6	378.6	374.9	360.5	353.1	337.8
Leased hotels	330.6	517.2	519.6	492.5	501.3	489.1
All hotels	262.1	386.1	380.6	365.4	356.7	341.0

Note:

(1)

Excludes hotel rooms that became unavailable due to temporary hotel closures resulting from various reasons, such as room maintenance or temporary suspension of hotel operations due to power outages or other facility-related issues. The ADR and RevPAR are calculated based on tax-inclusive room rates.

Key Components of Results of Operations

Our financial key performance indicators consist of our net revenues, operating costs and expenses, EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) which are discussed in more detail in the following paragraphs and in “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Non-GAAP Financial Measures.”

Net revenues

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

	Years ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	USD	%

	(in thousands, except for percentages)
Revenues
Manachised hotels	2,705,609	58.0	4,148,752	57.3	5,308,864	759,157	54.2
Leased hotels	840,044	18.0	701,963	9.7	590,372	84,422	6.0
Retail	971,931	20.8	2,198,198	30.3	3,670,969	524,942	37.5
Others(1)	148,383	3.2	199,019	2.7	219,954	31,453	2.3
Total	4,665,967	100.0	7,247,932	100.0	9,790,159	1,399,974	100.0

Note:

(1)Primarily including our membership business.

Manachised hotels. In 2023, 2024 and 2025, we generated revenues of RMB2,705.6 million, RMB4,148.8 million and RMB5,308.9 million (US$759.2 million) from our manachised hotels, respectively, which accounted for 58.0%, 57.3% and 54.2% of our net revenues for the relevant years.

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

Our franchise and management agreements for our manachised hotels typically run for a fixed term of up to 20 years. We generally charge our franchisees an upfront franchise fee at a rate of approximately RMB4,000 to RMB8,000 per room, depending on the brand of the manachised hotel, discretionary promotion and discount arrangements, as well as fees related to pre-opening services, including information system installation service. After a manachised hotel opens, we generally charge the franchisee a monthly franchise and management fee of 5% to 8% of the gross revenues generated by each manachised hotel depending on the hotel brand and discretionary adjustments. Furthermore, we charge our franchisees a fixed monthly hotel managers fee, fees for purchase of hotel supplies and other products, and other ongoing service fees, such as system and accounting support fees. We do not expect any material franchise and management agreements to be terminated in the foreseeable future.

Leased hotels. In 2023, 2024 and 2025, we generated revenues of RMB840.0 million, RMB702.0 million and RMB590.4 million (US$84.4 million) from our leased hotels, respectively, which accounted for 18.0%, 9.7% and 6.0% of our net revenues for the relevant years.

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

Retail.   In 2023, 2024 and 2025, we generated revenues of RMB971.9 million, RMB2,198.2 million and RMB3,671.0 million (US$524.9 million) from retail business, respectively, which accounted for 20.8%, 30.3% and 37.5% of our net revenues for the relevant years.

We are the first hotel chain in China to integrate retail products into the guest experience through both online and offline channels. We focus on the sleep category, offering private label products under the “Atour Planet” line. Our products are available through our mobile app, mini-programs, third-party e-commerce platforms, hotel lobbies and guestrooms. In manachised hotels, products are sold by franchisees under our pricing guidance.

We oversee the full cycle of product development, from market research and design to quality control and supply chain management. Our strong execution and customer insights have enabled us to scale our retail business while maintaining high product and service standards.

Others. Besides the revenues discussed above, we generate a minor portion of revenues from our other business as we continue to diversify our monetization methods and drive customer spending, primarily including our membership business. In 2023, 2024 and 2025, we generated revenues of RMB148.4 million, RMB199.0 million and RMB220.0 million (US$31.5 million) from other business, respectively, which accounted for 3.2%, 2.7% and 2.3% of our net revenues for the relevant years.

Operating Costs and Expenses

Our operating costs and expenses consist of hotel operating costs, retail costs, other operating costs, selling and marketing expenses, general and administrative expenses and technology and development expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the years indicated.

	Years ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Net Revenues	4,665,967	100.0	7,247,932	100.0	9,790,159	1,399,974	100.0
Operating costs and expenses:
Hotel operating costs	2,240,890	47.9	3,108,158	42.9	3,716,236	531,415	38.0
Retail costs	513,326	11.0	1,083,709	15.0	1,741,233	248,993	17.8
Other operating costs	72,543	1.6	44,524	0.6	25,832	3,693	0.2
Selling and marketing expenses	469,595	10.1	972,863	13.4	1,489,682	213,022	15.2
General and administrative expenses	451,470	9.7	352,590	4.9	516,671	73,883	5.3
Technology and development expenses	77,288	1.7	134,017	1.8	177,917	25,442	1.8
Total operating costs and expenses	3,825,112	82.0	5,695,861	78.6	7,667,571	1,096,448	78.3

Hotel operating costs.   Our hotel operating costs account for a substantial majority of our total operating costs and expenses, which consist of costs and expenses directly attributable to the operation of our leased and manachised hotels.

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Hotel operating costs
Manachised hotels	1,533,326	2,502,081	3,202,206	457,910
Leased hotels	707,564	606,077	514,030	73,505
Total hotel operating costs	2,240,890	3,108,158	3,716,236	531,415

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

Singapore

Our subsidiary in Singapore is considered a Singapore tax resident company under Singapore tax laws, and is subject to Singapore corporate income tax at a rate of 17%.

Hong Kong, China

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on the taxable income generated from the operations in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

Chinese Mainland

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

Our PRC subsidiaries, Shanghai Chengduo Information Technology Co., Ltd. and Shanghai Dongduo Digital Intelligence Technology Co., Ltd., have been accredited as software enterprises since 2022 and 2025, respectively. They qualify for a tax holiday, which provides an exemption from enterprise income tax (“EIT”) for two years commencing from their first profit-making year, followed by a 50% reduction of EIT for the subsequent three years. The software enterprise qualification is subject to an annual assessment. In September 2025, Shanghai Chengduo Information Technology Co., Ltd. has obtained an updated software enterprise certificate, valid for one year, evidencing its continued qualification.

Additionally, our subsidiary, Shanghai Shengkuai Technology Co., Ltd., was certified as a High-and-New Technology Enterprise (“HNTE”) for a period of three years from 2025 to 2027. Accordingly, it is entitled to a preferential tax rate of 15%, provided that all certification criteria for the HNTE status are satisfied in the relevant years.

We are subject to VAT at a rate of 3%, 6%, 9%, or 13% on the services and products we provide and related surcharges. We are also subject to surcharges on VAT payments in accordance with PRC law.

The ultimate shareholder of our company is a Cayman Islands holding company. The direct shareholders of our subsidiaries in China, which are Hong Kong enterprises, may receive dividends from their respective PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Atour Hong Kong may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or our arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

The Organisation for Economic Co-operation and Development (OECD) developed the Global Anti-Base Erosion Rules (“Pillar Two”) to ensure that large multinational enterprises with consolidated revenue exceeding EUR750 million pay a global minimum tax of 15%. While we expect to be within the scope of Pillar Two starting in 2026, based on our internal analysis, we do not expect this legislation to have a material impact on our consolidated financial statements. We will continue to closely monitor the global implementation process of Pillar Two and continue to assess its potential impact on us and our subsidiaries.

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

	Years ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentage)
Revenues:
Manachised hotels	2,705,609	58.0	4,148,752	57.3	5,308,864	759,157	54.2
Leased hotels	840,044	18.0	701,963	9.7	590,372	84,422	6.0
Retail	971,931	20.8	2,198,198	30.3	3,670,969	524,942	37.5
Others	148,383	3.2	199,019	2.7	219,954	31,453	2.3
Net revenues	4,665,967	100.0	7,247,932	100.0	9,790,159	1,399,974	100.0
Operating costs and expenses:
Hotel operating costs	(2,240,890)	(47.9)	(3,108,158)	(42.9)	(3,716,236)	(531,415)	(38.0)
Retail costs	(513,326)	(11.0)	(1,083,709)	(15.0)	(1,741,233)	(248,993)	(17.8)
Other operating costs	(72,543)	(1.6)	(44,524)	(0.6)	(25,832)	(3,693)	(0.2)
Selling and marketing expenses	(469,595)	(10.1)	(972,863)	(13.4)	(1,489,682)	(213,022)	(15.2)
General and administrative expenses	(451,470)	(9.7)	(352,590)	(4.9)	(516,671)	(73,883)	(5.3)
Technology and development expenses	(77,288)	(1.7)	(134,017)	(1.8)	(177,917)	(25,442)	(1.8)
Total operating costs and expenses	(3,825,112)	(82.0)	(5,695,861)	(78.6)	(7,667,571)	(1,096,448)	(78.3)
Other operating income, net	83,179	1.8	70,231	1.0	184,089	26,324	1.9
Income from operation	924,034	19.8	1,622,302	22.4	2,306,677	329,850	23.6
Interest income	29,569	0.6	48,415	0.6	72,167	10,320	0.7
Gain from short-term investments	34,519	0.7	48,943	0.7	44,867	6,416	0.4
Interest expense	(5,005)	(0.1)	(3,110)	(0.0)	(4,249)	(608)	(0.0)
Other (expenses) income, net	(1,024)	(0.0)	2,465	0.0	(56,554)	(8,087)	(0.6)
Income before income tax	982,093	21.0	1,719,015	23.7	2,362,908	337,891	24.1
Income tax expense	(243,036)	(5.2)	(446,031)	(6.1)	(741,646)	(106,054)	(7.5)
Net income	739,057	15.8	1,272,984	17.6	1,621,262	231,837	16.6
Less: net income (loss) attributable to non-controlling interests	1,920	0.0	(2,364)	0.0	270	39	0.0
Net income attributable to the Company	737,137	15.8	1,275,348	17.6	1,620,992	231,798	16.6

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues. Our net revenues increased from RMB7,247.9 million in 2024 to RMB9,790.2 million (US$1,400.0 million) in 2025, driven by the growth in manachised hotel and retail businesses.

●	Manachised hotels. Revenues from our manachised hotels increased by 28.0% from RMB4,148.8 million in 2024 to RMB5,308.9 million (US$759.2 million) in 2025. The increase was primarily driven by our ongoing hotel network expansion. The total number of our manachised hotels increased from 1,593 as of December 31, 2024 to 1,996 as of December 31, 2025.

●	Leased hotels. Revenues from our leased hotels decreased by 15.9% from RMB702.0 million in 2024 to RMB590.4 million (US$84.4 million) in 2025. The decrease was primarily due to the decrease in the number of leased hotels, which was in line with our strategy to focus on expanding our asset-light manachised hotel operations. The total number of our leased hotels decreased from 26 as of December 31, 2024 to 19 as of December 31, 2025.
●	Retail. Our retail revenues increased by 67.0% from RMB2,198.2 million in 2024 to RMB3,671.0 million (US$524.9 million) in 2025. The increase was driven by the rising recognition of our retail brands and the success of our product innovation and development initiatives, as we continued to broaden our product portfolio with new models of pillows and comforters.
●	Others. Our other revenues increased by 10.5% from RMB199.0 million in 2024 to RMB220.0 million (US$31.5 million) in 2025. The increase was driven by our fast-growing membership business.

Operating Costs and Expenses. Our operating costs and expenses increased by 34.6% from RMB5,695.9 million in 2024 to RMB7,667.6 million (US$1,096.4 million) in 2025.

●	Hotel operating costs. Our hotel operating costs increased by 19.6% from RMB3,108.2 million in 2024 to RMB3,716.2 million (US$531.4 million) in 2025. The increase was mainly due to the increase in variable costs, such as supply chain costs and hotel manager costs, associated with our ongoing hotel network expansion.
●	Retail costs. Our retail costs increased by 60.7% from RMB1,083.7 million in 2024 to RMB1,741.2 million (US$249.0 million) in 2025. The increase was associated with the rapid growth of our retail business. Retail costs represented 47.4% of retail revenues in 2025, down from 49.3% in 2024.
●	Other operating costs. Our other operating costs decreased by 42.0% from RMB44.5 million in 2024 to RMB25.8 million (US$3.7 million) in 2025.
●	Selling and marketing expenses. Our selling and marketing expenses increased by 53.1% from RMB972.9 million in 2024 to RMB1,489.7 million (US$213.0 million) in 2025. The increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, aligned with the growth of our retail business.
●	General and administrative expenses. Our general and administrative expenses increased by 46.5% from RMB352.6 million in 2024 to RMB516.7 million (US$73.9 million) in 2025. The increase was primarily due to an increase in labor costs and share-based compensation expenses.
●	Technology and development expenses. Our technology and development expenses increased by 32.8% from RMB134.0 million in 2024 to RMB177.9 million (US$25.4 million) in 2025. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network, retail business and improve customer experience.

Other operating income, net. Our net other operating income primarily consists of income from government subsidies and value-added tax related benefits, offset by other operating expenses. Our net other operating income increased by 162.1% from RMB70.2 million in 2024 to RMB184.1 million (US$26.3 million) in 2025. The increase was mainly due to increase of income from government subsidies.

Income from operation. As a result of the foregoing, we had income from operation of RMB1,622.3 million and RMB2,306.7 million (US$329.9 million) in 2024 and 2025, respectively, representing an increase of 42.2%.

Interest income. Our interest income consists primarily of interest from our bank deposits. Our interest income increased by 49.1% from RMB48.4 million in 2024 to RMB72.2 million (US$10.3 million) in 2025, due to increased cash at bank in line with our business expansion and revenue growth.

Gain from short-term investments. Our gain from short-term investments decreased by 8.3% from RMB48.9 million in 2024 to RMB44.9 million (US$6.4 million) in 2025, due to a decrease in the yield of structured deposits we purchased.

Interest expense. Our interest expense consists primarily of interests related to our borrowings. Our interest expense increased by 36.6% from RMB3.1 million in 2024 to RMB4.2 million (US$0.6 million) in 2025, due to an increase in our borrowings.

Income tax expense. Our income tax expense increased by 66.3% from RMB446.0 million in 2024 to RMB741.6 million (US$106.0 million) in 2025. The increase in income tax expense was attributable to higher income before tax. The effective tax rate increased from 25.9% in 2024 to 31.4% in 2025, primarily due to non-deductible share-based compensation expenses and withholding tax on increased earnings distribution.

Net income. As a result of the foregoing, we had net income of RMB1,273.0 million and RMB1,621.3 million (US$231.8 million) in 2024 and 2025, respectively, representing an increase of 27.4%.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5.A. Operating Results — Results of Operations — Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 25, 2025.

Non-GAAP Financial Measures

To supplement our consolidated financial results presented in accordance with the U.S. GAAP extracted from our consolidated financial statements, we use the following non-GAAP measures: adjusted net income, which is defined as net income excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the U.S. GAAP.

We believe that EBITDA is widely used by other companies in the hospitality and retail industries and may be used by investors as a measure of the financial performance. Given the significant investments that we have made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding our performance by excluding share-based compensation expenses, as the investors can better understand our performance and compare business trends among different reporting periods on a consistent basis excluding share-based compensation expenses which are not expected to result in cash payment. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate our management’s internal comparisons to our historical performance. We believe these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by our management in financial and operational decision-making.

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

A reconciliation of net income which is the most directly comparable the U.S. GAAP measure to adjusted net income (non-GAAP measure), EBITDA (non-GAAP measure) and adjusted EBITDA (non-GAAP measure), is provided below:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net income	739,057	1,272,984	1,621,262	231,837
Share-based compensation expenses, net of tax effect of nil(1)	163,978	32,792	131,472	18,801
Adjusted Net income (Non-GAAP measure)	903,035	1,305,776	1,752,734	250,638

Net income	739,057	1,272,984	1,621,262	231,837
Interest income	(29,569)	(48,415)	(72,167)	(10,320)
Interest expense	5,005	3,110	4,249	608
Income tax expense	243,036	446,031	741,646	106,054
Depreciation and amortization	85,021	65,232	54,106	7,737
EBITDA (Non-GAAP measure)	1,042,550	1,738,942	2,349,096	335,916
Share-based compensation expenses	163,978	32,792	131,472	18,801
Adjusted EBITDA (Non-GAAP measure)	1,206,528	1,771,734	2,480,568	354,717

Note:

(1)

The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were nondeductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

5.B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity come from cash generated from operating activities, equity financing and bank loans. As of December 31, 2025, we had RMB3,303.9 million (US$472.5 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use.

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

The following table sets forth a summary of our cash flows for the years indicated:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	1,988,674	1,725,948	1,992,822	284,969
Net cash used in investing activities	(600,521)	(520,554)	(1,332,071)	(190,483)
Net cash used in financing activities	(146,916)	(426,595)	(924,887)	(132,257)
Net increase (decrease) in cash and cash equivalents and restricted cash	1,251,646	777,877	(299,458)	(42,822)
Cash and cash equivalents and restricted cash at the beginning of the year	1,590,107	2,841,753	3,619,630	517,600
Cash and cash equivalents and restricted cash at the end of the year	2,841,753	3,619,630	3,320,172	474,778

Operating Activities

Our net cash generated from operating activities decreased from RMB1,988.7 million in 2023 to RMB1,725.9 million in 2024, mainly due to the increase in net income, as adjusted by changes in working capital, including primarily the decrease in accrued expenses and other payables, deferred revenue and accounts payable.

In 2025, our net cash generated from operating activities was RMB1,992.8 million (US$285.0 million), which was primarily attributable to net income, adjusted for non-cash items and changes in working capital, which primarily include: (i) reduction in the carrying amount of ROU assets, (ii) share-based compensation, and (iii) impairment of inventories. The amount was further adjusted by changes in operating assets and liabilities, primarily including (i) prepayments and other current assets, (ii) deferred revenue, (iii) operating lease liabilities, and (iv) accrued expenses and other payables.

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased hotels, and investment in short-term financial products.

Our net cash used in investing activities decreased from RMB600.5 million in 2023 to RMB520.6 million in 2024, primarily due to the increase in proceeds from maturities of short-term investments.

In 2025, our net cash used in investing activities was RMB1,332.1 million (US$190.5 million), which was primarily attributable to (i) payment for purchases of short-term investments and (ii) payment for purchases of property and equipment; partially offset by (i) proceeds from maturities of short-term investments and (ii) proceeds from disposal of property and equipment.

Financing Activities

Our financing activities primarily consisted of net proceeds from initial public offering, bank borrowings, proceeds from employee stock option exercise, payment for dividends and payment for share repurchases.

Our net cash used in financing activities increased from RMB146.9 million in 2023 to RMB426.6 million in 2024, which was attributable to the increase in our cash dividend payment and decrease in proceeds from employee stock option exercise net off by the decrease in repayment of borrowings.

In 2025, our net cash used in financing activities was RMB924.9 million (US$132.3 million), which was primarily attributable to (i) payment for dividends, (ii) payment for share repurchases, and (iii) repayment of borrowings, and partially offset by (i) proceeds from borrowings and (ii) proceeds from stock option exercises.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our working capital and operating expenditure needs, capital expenditures, contractual obligations and outstanding indebtedness.

Other than the capital expenditures and contractual obligations, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures were RMB41.7 million, RMB58.2 million and RMB86.0 million (US$12.3 million) in 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will continue to meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

Payment Due by Period
		Less			More
		Than	1 – 3	3 – 5	Than
	Total	1 Year	Years	Years	5 Years

(RMB in thousands)
Operating lease obligations	1,460,686	279,099	466,597	402,029	312,961

Our operating lease obligations are primarily related to our obligations under lease agreements with lessors of business offices and certain hotels.

Outstanding Indebtedness

As of December 31, 2025, we had several credit facilities with third party banks under which we can borrow up to RMB780.0 million during the term of the facilities maturing from January 2026 to December 2026. The drawdown of the credit facilities is subject to the terms and conditions of each agreement. As of December 31, 2025, the unutilized credit facilities amounted to RMB530.0 million.

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

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our indirectly owned subsidiaries in China, and a substantial portion of our assets are located in China. This holding company structure involves unique risks to investors. For example, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds is at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The PRC reserve fund of our PRC subsidiaries totaled RMB286.7 million and RMB 375.5 million (US$53.7 million) as of December 31, 2024 and 2025, respectively. See “Item 4. Information on The Company-4.B. Business Overview-Regulation-Regulations on Dividend Distribution” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event Atour Lifestyle Holdings Limited is deemed as a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Taxation — Chinese Mainland” for more details.

In August 2024, we announced a three-year annual dividend policy, under which we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing 2024. The exact dividend amount will be determined at the Board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors. In August 2024, May 2025 and November 2025, we distributed cash dividends of approximately RMB436.0 million, RMB418.2 million (US$59.8 million) and RMB353.8 million (US$50.6 million), respectively.

In 2025, Atour Shanghai distributed RMB800.0 million (US$114.4 million) to Atour Hong Kong. Cash generated from operating activities by our PRC subsidiaries are primarily utilized for dividend distributions and share repurchases. Our subsidiaries in the PRC generate cash from operating activities, which may be reinvested in our business or used to fund share repurchases and dividend distributions. In the future, cash proceeds raised from overseas financing activities may be transferred by us through our Hong Kong subsidiaries to their respective PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsequently, these PRC subsidiaries will transfer funds to their own subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14. Material Modifications to The Rights of Security Holders and Use of Proceeds,” “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may restrict or delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 4. Information on The Company — 4.B. Business Overview — Regulation — Regulations on Offshore Financing.”

5.C.	Research and Development, Patents and Licenses, etc.

Research and development (“R&D”) is a significant contributor to our growth and market value, and constitutes one of our major activities and expenses. Our R&D activities mainly focus on digitalizing our business to further cater to customer demands and enhance user experience. Our R&D team is spearheaded by seasoned industry veterans with profound visions and insights in IT, product development, among others.

We have also been exploring collaborations with renowned universities and research institutes, including a leading university in Hong Kong, to further promote product innovation, establish product standards and enhance product quality. Our collaboration with the leading university in Hong Kong focuses on the research and testing on fabric finishing and filling materials for our Deep Sleep series products, as well as research projects relating to thermal-regulating and sensory-comfort properties of such materials.

We believe that the collaboration has further strengthened our research and development capabilities in material science and supported the development of proprietary formulations for our Deep Sleep series products. It has also enhanced the technological differentiation and competitiveness of our retail products.

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Impairment of long-lived assets

For the purposes of impairment testing of long-lived assets of leased hotel, we have concluded that an individual hotel is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there are circumstances that require the long-lived assets of a leased hotel be tested for possible impairment, we first compare undiscounted cash flows generated by the assets to their carrying amount. If the carrying amount of the long-lived assets is not recoverable based on an undiscounted cash flow, an impairment is recognized for the amount by which the asset’s carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Key assumptions in the undiscounted cash flows include the average daily rates and occupancy rates that are used to estimate the future cashflows of leased hotels. Estimates of future cash flows of leased hotels involve highly subjective judgments and can be significantly impacted by changes in the business or economic conditions.

The fair values of these assets primarily reflect the price a market participant would pay to sub-lease the operating lease right-of-use assets and acquire the remaining property and equipment, representing the highest and best use of these assets. Significant unobservable inputs used in the fair value measurement include future market rental prices, which were determined with the assistance of an independent valuation specialist.

We recognized impairment losses of RMB60.5 million, RMB54.7 million and RMB55.4 million related to leased hotels, which included RMB55.4 million, RMB48.5 million and RMB11.8 million for property and equipment and RMB5.1 million, RMB6.2 million and RMB43.6 million for operating lease right-of-use assets, recorded in hotel operating costs in our consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of March 31, 2026.

Directors and Executive Officers	Age	Position/Title
Haijun Wang	49	Founder, Chairman of Board of Directors, and Chief Executive Officer
Jianfeng Wu	39	Director, Co-Chief Financial Officer, and Executive Vice President
Shoudong Wang	48	Co-Chief Financial Officer
Lijun Gao	42	Director, Chief Compliance Officer
Shiwei Zhou	50	Director
Chao Zhang	49	Independent Director
Yingchun Song	42	Independent Director
Can Wang	46	Independent Director

Mr. Haijun Wang is our founder and has served as our chairman of the board and Chief Executive Officer since 2012. Prior to founding Atour, Mr. Wang served as the executive vice president of China Lodging Group, Limited, currently known as H World Group Limited, a company listed on Nasdaq (ticker symbol: HTHT) and the Hong Kong Stock Exchange (stock code: 1179) (“H World Group”). Prior to joining H World Group in 2005, Mr. Wang accumulated extensive experience in hotel development and management. From September 2001 to September 2003, he served as the development director at Shanghai Home Inn Hotel Management Co., Ltd. From June 2003 to October 2004, he was the development director at Shanghai Jinjiang Inn Investment and Management Co., Ltd. As the founder of our Group, which is the first upper midscale lifestyle hotel chain in China, Mr. Wang is a well-respected industry veteran with extensive hotel development and management experience. Mr. Wang has been recognized as a leader in various industry leadership lists, including the “List of the Most Innovative Business Figures in China in 2019” and the “List of 40 Leaders of China’s Hospitality Industry within the Past 40 Years.” Mr. Wang graduated with a bachelor’s degree in tourism management from Yanshan University in the PRC in July 1999 and received an executive master’s degree in business administration from the China Europe International Business School in the PRC in September 2009.

Mr. Jianfeng Wu has served as our co-chief financial officer since July 2023 and was appointed as executive vice president in June 2024, where he coordinates our Company’s hotel business management, directs strategic planning and implementation, oversees capital market affairs, and leads branding development and marketing initiatives. Mr. Wu was further appointed as a Director of the Group in July 2024. Prior to joining us, Mr. Wu worked at CMB International Capital Corporation Limited from July 2015 to July 2023, with his last position being managing director of the corporate finance department. Before that, he was a director of the global banking department at UBS Securities Co. Limited from July 2008 to August 2014. Mr. Wu obtained a bachelor’s degree in economics from Tsinghua University School of Economics and Management in the PRC in July 2008.

Mr. Shoudong Wang has served as our co-chief financial officer since December 2021, overseeing the financial reporting and related strategic, management, and operational matters of our company. Prior to joining us, Mr. Shoudong Wang served in various positions for TANSH Global Food Group Co., Ltd. (currently known as Shanghai XNG Holdings Limited) (“TANSH Global”), a company listed on the Hong Kong Stock Exchange (stock code: 3666). Mr. Shoudong Wang served as the chief financial officer of TANSH Global from March 2019 to April 2020. From June 2011 to September 2016, Mr. Shoudong Wang was in charge of the management of finance, legal affairs and internal audit at TANSH Global, and also served as the board secretary and joint company secretary of TANSH Global from July 2015 to February 2016. Mr. Shoudong Wang also served in the finance department of Best Buy Commercial (Shanghai) Co., Ltd. From July 1999 to January 2007, Mr. Shoudong Wang worked at the finance department of Dazhong Transportation (Group) Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600611). Mr. Shoudong Wang obtained a bachelor’s degree in accounting from Fudan University in the PRC in July 1999 and a master’s degree in business administration from Fudan University in January 2007.

Ms. Lijun Gao has served as our chief compliance officer since January 2023 and as a Director since March 2021. Ms. Gao joined us in April 2013, and has held various leadership roles within the Company. From April 2014 to January 2015, she served as corporate counsel, overseeing corporate legal affairs. Ms. Gao was our general counsel from January 2015 to October 2018, responsible for overseeing the Company’s legal matters. From January 2018 to December 2022, she served as vice president (legal), managing overall legal affairs for the Group and its subsidiaries. Ms. Gao contributes more than a decade of experience in the practice of law and is specialized in risk management, regulatory compliance, corporate governance, internal audit and control, and government relations. Before joining us, Ms. Gao accumulated significant legal experience in other organizations. From October 2010 to May 2012, she served as legal manager at H World Group, where she oversaw regional development projects and legal matters related to corporate investments and acquisitions. From April 2008 to July 2010, she worked as a lawyer at Shanghai Jinliang Law Firm, focusing on non-litigation legal services in foreign direct investment and real estate. Ms. Gao graduated with a bachelor’s degree in law from Shanghai Normal University in the PRC in July 2006.

Mr. Shiwei Zhou has served as our director since March 2021. In addition to his role within the Group, Mr. Zhou has held numerous senior leadership and directorship positions in various organizations. He has served as vice president of strategic investments at Ctrip Travel Information Technology (Shanghai) Co., Ltd. from November 2015 to November 2021, and at Trip.com Group Limited since November 2021, respectively. He has also been the general manager of Trip.com Investment (Shanghai) Co., Ltd. since December 2021, as well as an executive director and the general manager of Shanghai Kehui Venture Capital Co., Ltd. since November 2021. He has served as an executive director and financial officer at Shanghai Yecheng Information Technology Co., Ltd. since June 2024. Mr. Zhou received a bachelor’s degree in engineering from Tongji University in the PRC in July 1998, majoring in industrial and civil construction engineering within the department of construction engineering. He earned a master’s degree of science from Columbia University in the United States in May 1999 and a master’s degree of business administration from the University of Southern California in the United States in May 2005. Mr. Zhou is also a certified financial analyst; he was certified by the CFA Institute in September 2010.

Ms. Chao Zhang has served as our independent director since November 2022. Since 2006, Ms. Zhang has been with Beijing International Studies University, starting as a lecturer. She was promoted to a master’s degree supervisor in 2009 and also became a professor, where she has been involved in discipline development, talent cultivation, scientific research, and international collaboration. Ms. Zhang obtained a bachelor’s degree in tourism administration from Yanshan University in the PRC in July 1998. She earned a master’s degree in tourism administration from Nankai University in the PRC in July 2003 and a doctorate in regional economics from Peking University in the PRC in July 2006.

Mr. Yingchun Song has served as our independent director since November 2025. Mr. Song has extensive experience in the retail chain industry. He founded Wuhan Today Dream Trading Co., Ltd., which operates the “Today Convenience Store” brand, in July 2008, and has served as its chairman ever since, overseeing supply chain management and brand operations. Mr. Song has served as a director of the Alibaba Foundation since 2021. He currently also holds senior positions in business associations and has been serving as an executive director of China Chain Store & Franchise Association since 2023 and as the president of Wuhan Young Entrepreneurs Association since May 2023.

Mr. Can Wang has served as our independent director since November 2022. Mr. Can Wang previously served as the chief financial officer of New Hope Group Co., Ltd., and the chairman of New Hope Financial Co., Ltd. Mr. Can Wang has been an independent non-executive director of Clarity Medical Group Holding Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1406) since September 2024. He was also an independent non-executive director of Health and Happiness (H&H) International Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1112) from March 2020 to December 2022. Mr. Can Wang worked in the group of companies comprising Fosun International Limited (“Fosun International”), a company listed on the Hong Kong Stock Exchange (stock code: 0656), and its subsidiaries from time to time (“Fosun Group”) from November 2012 to January 2020. Mr. Can Wang once worked as the chief growth officer and the chief financial officer of Fosun Group. He was an executive director and senior vice president of Fosun International from March 2017 to January 2020, a non-executive director of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 2196) and the Shanghai Stock Exchange (stock code: 600916) from June 2016 to January 2020, a non-executive director of Fosun Tourism Group, a company listed on the Hong Kong Stock Exchange (delisted; previous stock code: 1992) from August 2018 to January 2020 and a director of Shanghai Ganglian E-commerce Holdings Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300226) from May 2017 to October 2019. Prior to joining the Fosun Group, Mr. Can Wang worked in Kingdee Software (China) Co., Ltd., PricewaterhouseCoopers Zhong Tian LLP, Standard Chartered Bank (China) Limited and H World Group. Mr. Can Wang obtained an associate degree in English from Anhui University in the PRC in June 1997 and an executive master’s degree of business administration from the China Europe International Business School in the PRC in August 2014. Mr. Can Wang has been a non-practising member of the Chinese Institute of Certified Public Accountants, a deputy president of the China Association of Chief Financial Officers since April 2021 and a fellow member of the Association of Chartered Certified Accountants since January 2024.

6.B. Compensation

In 2025, we paid an aggregate of RMB19.9 million (US$2.8 million) in cash to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees — 6. B. Compensation — Share Incentive Plans.”

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

Under the Public Company Plan, the maximum aggregate number of Shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 51,029,546 Class A ordinary shares, which have been reserved for issuance pursuant to the Public Company Plan accordingly. As of March 31, 2026, the number of underlying Class A ordinary shares pursuant to the outstanding share options granted under the Public Company Plan amounted to 7,029,645 shares. The relevant Class A ordinary shares are held by the depositary, which exercises the voting rights attached to such Class A ordinary shares based on the voting instructions from the vested share options grantees as ADSs holders in accordance with the provisions of the deposit agreement.

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

The following table summarizes, as of March 31, 2026, the number of Class A ordinary shares under outstanding share options that we granted to our directors and executive officers:

	Class A Ordinary
	Shares Underlying
	Equity Awards	Exercise Price	Date of	Date of
	Granted	(US$/Share)	Grant	Expiration
Executive Officers
Haijun Wang	5,063,409	0.01-3.01	March 30, 2023; and February 24, 2025	March 29, 2033; and February 23, 2035
Jianfeng Wu	585,629	0.01-5.01	July 20, 2023; and February 24, 2025	July 19, 2033; and February 23, 2035
Shoudong Wang	342,769	0.01-2.97	December 24, 2022; July 1, 2024; and February 24, 2025	December 23, 2032; June 30, 2034; and February 23, 2035
Lijun Gao	296,973	0.01-2.97	December 24, 2022; and February 24, 2025	December 23, 2032; and February 23, 2035
Non-Employee Directors
Shiwei Zhou	—	—	—	—
Chao Zhang	—	—	—	—
Yingchun Song	—	—	—	—
Can Wang	—	—	—	—
All directors and executive officers as a group	6,288,780	0.01-5.01

As of March 31, 2026, our employees and other qualified individuals other than members of our senior management as a group held outstanding share options to purchase a total of 740,865 Class A ordinary shares granted under the Public Company Plan.

For discussions of our accounting policies and estimates for awards granted pursuant to the Public Company Plan and the 2017 PRC Plan, see “Item 5. Operating and Financial Review and Prospects — 5.E. Critical Accounting Estimates — Share-based Compensation.”

6.C.	Board Practices

Board of Directors

Our board of directors consists of seven directors, including three independent directors within the meaning of Section 303A of the Corporate Governance Rules of the Nasdaq, namely Can Wang, Chao Zhang and Yingchun Song. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

Audit Committee. Our audit committee consists of Can Wang, Yingchun Song and Chao Zhang, and is chaired by Can Wang. We have determined that each of Can Wang, Yingchun Song and Chao Zhang satisfies the requirements of Section 303A of the Corporate Governance Rules of Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Can Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 7 of Form 20-F;
●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	periodically reviewing and reassessing the adequacy of the committee charter;
●	at least annually, approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	overseeing and evaluating the handling of complaints and whistleblowing;

●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Haijun Wang, Can Wang and Chao Zhang and is chaired by Haijun Wang. We have determined that each of Can Wang and Chao Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Haijun Wang, Yingchun Song and Chao Zhang, and is chaired by Haijun Wang. We have determined that each of Yingchun Song and Chao Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 4,248, 5,488 and 6,356 employees as of December 31, 2023, 2024 and 2025, respectively. All of our employees are based in Chinese Mainland and Hong Kong.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Number of
Function	Employees
Hotel Development	135
Hotel Management	5,423
Technology and Development	203
Retail and Supply Chain	221
Sales and Marketing	87
Others	287
Total	6,356

We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

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

The calculations in the table below are based on 334,448,671 Class A ordinary shares (excluding the 6,275,502 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan) and 73,680,917 Class B ordinary shares outstanding as of March 31, 2026. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate
	Shares	Shares	Ownership*	Voting Power**
Directors and Executive Officers:†
Mr. Haijun Wang(1)	6,542,138	73,680,917	19.4%	69.1%
Mr. Jianfeng Wu	609,423	—	0.1%	0.1%
Mr. Shoudong Wang	264,419	—	0.1%	0.0%
Ms. Lijun Gao	581,568	—	0.1%	0.1%
Mr. Shiwei Zhou(2)	—	—	—	—
Ms. Chao Zhang(3)	—	—	—	—
Mr. Yingchun Song(4)	—	—	—	—
Mr. Can Wang(5)	—	—	—	—
All Directors and Executive Officers as a Group	7,997,548	73,680,917	19.7%	69.2%
Principal Shareholders:
Sea Pearl Worldwide Holding Limited(1)	1,691,412	73,680,917	18.5%	68.9%
OLP Capital Management Limited(6)	25,969,482	—	6.4%	2.4%
Trip.com(7)	55,970,815	—	13.7%	5.2%
Express Ocean Universe Limited(1)	—	73,680,917	18.1%	68.8%
Norges Bank Investment Management (8)	22,234,836	—	5.4%	2.1%

Notes:

*

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 334,448,671 Class A ordinary shares (excluding the 6,275,502 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan), and 73,680,917 Class B ordinary shares outstanding as of March 31, 2026, and (ii) the number of Class A ordinary shares underlying the share options held by such person that are exercisable within 60 days after March 31, 2026.

**

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

(1)

Represents (i) 73,680,917 Class B ordinary shares held of record by Express Ocean Universe Limited, a company registered in British Virgin Islands, (ii) 1,691,412 Class A ordinary shares beneficially owned by Engine Holdings Limited and (iii) 4,850,726 share options granted to Haijun Wang under the Public Company Share Incentive Plan, which are exercisable within 60 days after March 31, 2026. Express Ocean Universe Limited is wholly owned by Dreamline Worldwide Ventures Limited, which is in turn wholly held by Trident Trust Company (HK) Limited as the trustee of Eternal River Trust, or the Trust. Haijun Wang is the sole director of Express Ocean Universe Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are Haijun Wang and Sea Pearl Worldwide Holding Limited, a company registered in the British Virgin Islands and wholly owned by Haijun Wang. Haijun Wang and Sea Pearl Worldwide Holding Limited exercise voting power over the 1,691,412 Class A ordinary shares beneficially owned by Engine Holdings Limited pursuant to certain irrevocable proxy and power of attorney with regard to those Class A ordinary shares. As such, each of Haijun Wang and Sea Pearl Worldwide Holding Limited may be deemed to share beneficial ownership of the foregoing Class A ordinary shares. Both of Haijun Wang and Sea Pearl Worldwide Holding Limited disclaim economic interests with respect to the foregoing Class A ordinary shares. The registered address of Sea Pearl Worldwide Holding Limited is P.O. Box 4301 Road Town, Tortola, British Virgin Islands.

(2)	The business address of Shiwei Zhou is 968 Jinzhong Road, Changning District, Shanghai, People’s Republic of China.

(3)	The business address of Chao Zhang is 1 Dingfuzhuang Nanli, Beijing International Studies University, College of Tourism Science, Chaoyang District, Beijing, People’s Republic of China.
(4)	The business address of Yingchun Song is Floor 46, One Corporate Avenue 1, 1505 Zhongshan Avenue, Jiang’an District, Wuhan, Hubei Province, People’s Republic of China.
(5)	The business address of Can Wang is Floor 18, Block A, Tower 3, Wangjing SOHO, 1 East Futong Avenue, Chaoyang District, Beijing, People’s Republic of China.
(6)

Represents 25,969,482 Class A ordinary shares represented by 8,656,494 ADSs beneficially owned by OLP Capital Management Limited, a company registered in Hong Kong. OLP Capital Management Limited, Richard Li and Di Fan Shen are the beneficial owner of the relevant Class A Ordinary Shares. The foregoing beneficial ownership information of OLP Capital Management Limited is based on the Schedule 13G jointly filed by OLP Capital Management Limited, Richard Li and Di Fan Shen with the SEC on November 13, 2025 and Form F13 filed by OLP Capital Management Limited with the SEC on February 13, 2026. The business address of OLP Capital Management Limited is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(7)

Represents 55,970,815 Class A ordinary shares held of record by Trip.com, a company registered in Singapore. The foregoing beneficial ownership information of Trip.com is based on Schedule 13G filed by Trip.com with the SEC on February 13, 2023. Trip.com is ultimately controlled by Trip.com Group Limited, a company registered in the Cayman Islands. The registered address of Trip.com is 30 Raffles Place, #29-01, Singapore (048622).

(8)

Represents 22,234,836 Class A Ordinary Shares held of record by Norges Bank Investment Management, a company registered in Norway. The foregoing beneficial ownership information of Norges Bank Investment Management is based on Schedule 13G filed by Norges Bank Investment Management with the SEC on January 27, 2026. The registered address of Norges Bank Investment Management is Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway.

To the best of our knowledge, as of March 31, 2026, 278,919,552 of our outstanding Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 68.0% of our total issued and outstanding ordinary shares on an as-converted basis (excluding the 6,275,502 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under our Public Company Share Incentive Plan) as of such date. None of our shareholders has informed us that it is affiliated with a member of the Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The table below sets forth the major related parties and their relationship with us as of and for the year ended December 31, 2025:

Name of related parties	Relationship with the Company
Trip.com Group Limited and its subsidiaries (collectively referred to as “Trip.com Group”)	Major shareholder of the Company

The table below sets forth our material related party transactions for the periods indicated:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Hotel reservation payments collected on behalf of the Company
Trip.com Group	1,441,229	1,741,238	2,138,540
Hotel reservation service fees
Trip.com Group	28,686	34,745	37,611
Corporate travel management service
Trip.com Group	—	23,211	24,541

We conduct transactions with Trip.com Group, the entities affiliated with a major shareholder of the Company, in the ordinary course of our business. Trip.com Group has rendered online travel agency reservation services to us in exchange for certain hotel reservation service fees and corporate travel management services for certain corporate travel management fees. Atour Shanghai entered into certain collaboration agreement (the “Collaboration Agreement”) with certain subsidiaries of Trip.com Group Limited (the “Trip.com Parties”) on January 1, 2018. The parties to the Collaboration Agreement have agreed to cooperate in various areas, including membership collaboration, online travel agency reservations and promotional services. Subject to certain exceptions, Atour Shanghai has agreed to pay the Trip.com Parties a commission fee for reservations made through online platforms operated by the Trip.com Parties. The terms of the Collaboration Agreement, including pricing terms, are customary compared with similar agreements entered into by hotels and major online travel agencies in China. The Collaboration Agreement shall remain effective until the execution of a new collaboration agreement among the parties.

The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Amounts due from related parties
Trip.com Group	115,900	146,120	192,289
Amounts due to related parties
Trip.com Group	1,104	2,101	2,886

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

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

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on The Company — 4.B. Business Overview — Regulation — Regulations on Dividend Distribution.” and “Risk Factors — Risks Related to Doing Business in China — Governmental regulations of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Any declaration and payment as well as the amount of dividends will be subject to our articles of association and the Companies Act (As Revised) of the Cayman Islands. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. As advised by our Cayman Islands legal adviser, under Cayman Islands law, a position of accumulated loss does not necessarily restrict our Company from declaring and paying dividends to our shareholders out of either our profit or our share premium account. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Item 10. Additional Information — 10.B. Memorandum and Articles of Association.”

On August 27, 2024, our board has approved a three-year annual dividend policy. Under the policy, we plan to declare and distribute dividends with an aggregate amount of no less than 50% of our net income for the preceding financial year in each of the three financial years commencing from 2024. The exact dividend amount will be determined at the board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors. In August 2024, May 2025 and November 2025, we distributed cash dividends of approximately RMB436.0 million, RMB418.2 million (US$59.8 million) and RMB353.8 million (US$50.6 million), respectively.

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

Exempted Company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of our offering, we have performed the procedure necessary to immediately update the register of members to record and given effect to the issuance of shares by us to the depositary bank (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

As described in “— People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on such disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. As discussed above under “—Taxation of Distributions,” the IRS released notices that provide relief from certain of their provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude them from claiming (or limit their ability to claim) a foreign tax credit. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of non-U.S. taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Based on the manner in which we currently conduct our business, the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2025 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill and other intangible assets (which may be determined, in part, by reference to our market capitalization, which could be volatile). Therefore, we may be or become a PFIC for any taxable year if our market capitalization declines while we hold a substantial amount of cash and financial investments. In addition, if in the future we change the type of services we provide with respect to our franchised hotels, our PFIC status for any taxable year may depend on whether and to what extent our income from franchised hotels will be treated as derived in the active conduct of a trade or business within the meaning of applicable Treasury regulations. Because of these uncertainties, there can be no assurance that we were not, or will not be, a PFIC for any of our past, current or future taxable years.

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

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on the Nasdaq, a U.S. Holder that owns ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs is traded on the Nasdaq on at least 15 days during each calendar quarter. If a U.S. Holder of ADSs makes the mark-to-market election, for each taxable year that we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of such U.S. Holder’s taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such U.S. Holder’s taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “-Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances in the case that we are a PFIC for any taxable year. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision in the Code or Treasury regulations that would enable a U.S. Holder to file a mark-to-market election with respect to any Lower-tier PFICs. In addition, because our ordinary shares are not publicly traded, a U.S. Holder that holds ordinary shares that are not represented by ADSs will generally not be eligible to make a mark-to-market election with respect to such shares.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes that status if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

Foreign Exchange Risk

As our principal activities are carried out in the PRC, our transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand.

Our management does not expect that there will be any significant currency risk for us.

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents of RMB2,621.3 million (US$374.8 million) U.S. dollar-denominated cash and cash equivalents of RMB682.5 million (US$97.6 million) and Hong Kong dollars-denominated cash and cash equivalents of RMB217 thousand (US$31 thousand).

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of 0.2%, 0.2% and nil, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Credit Risk

Our credit risk primarily arises from cash and cash equivalents, short-term investments, accounts receivable, and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

We expect that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable is unsecured and are primarily derived from revenue earned from manachised hotels and retail business. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

Amounts due from related parties are unsecured and are derived from the hotel reservation payment collected by the related parties on our behalf. We believe that it is not exposed to unusual risks as the related parties are reputable travel agencies.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-256881) as amended (the “IPO Registration Statement”), which registered 14,250,000 Class A ordinary shares represented by 4,750,000 ADSs issued and sold by us, and the underwriters’ exercise of their option to purchase from us 712,500 additional ADSs representing 2,137,500 Class A ordinary shares, at a public offering price of US$11.0 per ADS. The registration statement was declared effective by the SEC on November 10, 2022, for our initial public offering, which closed in November 2022. BofA Securities, Inc. and Citigroup Global Markets Inc. were the representatives of the underwriters.

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

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2025, we had not yet used the net proceeds received from the initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	16,100	15,080	22,650
Tax Fees(2)	—	—	50
Other Fees(3)	—	—	1,480
Total	16,100	15,080	24,180
(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC, and statutory audits of our certain subsidiaries.
(2)	Tax Fees. Tax fees mean the aggregate fees incurred from professional tax services rendered by our auditor.
(3)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees and Tax Fees.

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

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to The ADSs — As an exempted company with limited liability incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2025. We may, however, hold annual shareholders meetings in the future.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information – 3.D. Risk Factors-Risks Related to Our Business and Industry – We may be liable for improper collection, use or appropriation of personal information provided by our customers.”

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

2.3

Deposit Agreement among the Registrant, the depositary, owners and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-272434), as amended, initially filed with the SEC on June 5, 2023)

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
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256881), as amended, initially filed with the SEC on June 8, 2021)

11.2

Statement of Policy Concerning Trading in Company Securities (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-40540) filed with the SEC on April 25, 2025)

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

Date: April 17, 2026

ATOUR LIFESTYLE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Atour Lifestyle Holdings Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Atour Lifestyle Holdings Limited and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Evaluation of impairment of long-lived assets of leased hotels

As discussed in Notes 2(n), 4 and 5 to the consolidated financial statements, as of December 31, 2025, property and equipment, net and operating lease right-of-use assets were RMB225,603 thousand and RMB1,108,548 thousand, respectively, which primarily consists of the long-lived assets of the Company’s leased hotels. When there are circumstances that require the long-lived assets of a leased hotel be tested for possible impairment, the Company first compares undiscounted cash flows generated by the assets to their carrying amount. If the carrying amount of the long-lived assets is not recoverable based on undiscounted cash flows, an impairment is recognized for the amount by which the carrying amount exceeds the asset’s fair value. The fair values of these long-lived assets primarily reflect the price market participants would pay to sub-lease the operating lease right-of-use assets and acquire the remaining property and equipment assets, representing the highest and best use of these assets. The Company recognized RMB55,442 thousand of impairment losses related to leased hotels, which included RMB11,841 thousand for property and equipment and RMB43,601 thousand for operating lease right-of-use assets for the year ended December 31, 2025.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s long-lived assets impairment assessment process, including controls over the estimates of average daily rates, occupancy rates and market rentals. We evaluated the average daily rates and occupancy rates by comparing them to historical results and the Company’s operation plans for the respective hotels. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the market rentals the Company used in the estimates of the fair values of the operating lease right-of-use assets.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Shanghai, China

April 17, 2026

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2024	2025
		RMB	RMB	USD
				(Note 2(d))
Assets
Current assets
Cash and cash equivalents	2(e)	3,618,451	3,303,949	472,458
Short-term investments		1,266,061	2,562,745	366,468
Accounts receivable, net of allowance of RMB15,559 and RMB19,307 as of December 31, 2024 and 2025, respectively	12(b)	186,047	341,446	48,826
Prepayments and other current assets	3	331,632	675,974	96,663
Amounts due from related parties	17(b)	146,120	192,289	27,497
Inventories		167,436	278,802	39,868
Total current assets		5,715,747	7,355,205	1,051,780
Non-current assets
Restricted cash	2(f)	1,179	16,223	2,320
Contract costs	2(i)	119,408	134,268	19,200
Property and equipment, net	4	213,676	225,603	32,261
Operating lease right-of-use assets	5	1,502,891	1,108,548	158,520
Intangible assets, net		6,373	4,712	674
Goodwill	7	17,446	17,446	2,495
Other assets	6	71,217	51,905	7,422
Deferred tax assets	8(b)	230,877	253,596	36,264
Total non-current assets		2,163,067	1,812,301	259,156
Total assets		7,878,814	9,167,506	1,310,936

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2024	2025
		RMB	RMB	USD
				(Note 2(d))
Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	5	291,002	230,201	32,918
Accounts payable		693,783	821,997	117,543
Deferred revenue, current	12(b)	453,986	701,147	100,263
Salary and welfare payable		225,687	316,562	45,268
Accrued expenses and other payables	9	882,009	1,090,394	155,924
Income taxes payable		221,649	312,302	44,659
Short-term borrowings	10	60,000	250,000	35,750
Amounts due to related parties	17(b)	2,101	2,886	413
Total current liabilities		2,830,217	3,725,489	532,738
Non-current liabilities
Operating lease liabilities, non-current	5	1,379,811	1,042,719	149,107
Deferred revenue, non-current	12(b)	475,331	526,439	75,280
Long-term borrowings, non-current portion	10	2,000	2,000	286
Other non-current liabilities	11	245,568	290,058	41,478
Total non-current liabilities		2,102,710	1,861,216	266,151
Total liabilities		4,932,927	5,586,705	798,889

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of December 31,
	Note	2024	2025
		RMB	RMB	USD
				(Note 2(d))
Shareholders’ equity
Class A ordinary shares (USD0.0001 par value; 2,900,000,000 shares authorized; 345,669,034 and 347,904,787 shares issued as of December 31, 2024 and 2025, respectively; 340,876,937 and 338,699,969 shares outstanding as of December 31, 2024 and 2025, respectively)	15	245	246	35
Class B ordinary shares (USD0.0001 par value; 100,000,000 shares authorized; 73,680,917 shares issued and outstanding)	15	56	56	8
Treasury shares	15(c)	—	(326,400)	(46,675)
Additional paid in capital		1,608,017	1,758,365	251,443
Retained earnings		1,346,526	2,195,519	313,955
Accumulated other comprehensive income (loss)		1,386	(34,307)	(4,906)
Total equity attributable to shareholders of the Company		2,956,230	3,593,479	513,860
Non-controlling interests		(10,343)	(12,678)	(1,813)
Total shareholders’ equity		2,945,887	3,580,801	512,047
Commitments and contingencies	18	—	—	—
Total liabilities and shareholders’ equity		7,878,814	9,167,506	1,310,936

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2023	2024	2025	2025
		RMB	RMB	RMB	USD
					(Note 2(d))
Revenues:	12
Manachised hotels		2,705,609	4,148,752	5,308,864	759,157
Leased hotels		840,044	701,963	590,372	84,422
Retail		971,931	2,198,198	3,670,969	524,942
Others		148,383	199,019	219,954	31,453
Net revenues		4,665,967	7,247,932	9,790,159	1,399,974
Operating costs and expenses:
Hotel operating costs		(2,240,890)	(3,108,158)	(3,716,236)	(531,415)
Retail costs		(513,326)	(1,083,709)	(1,741,233)	(248,993)
Other operating costs		(72,543)	(44,524)	(25,832)	(3,693)
Selling and marketing expenses		(469,595)	(972,863)	(1,489,682)	(213,022)
General and administrative expenses		(451,470)	(352,590)	(516,671)	(73,883)
Technology and development expenses		(77,288)	(134,017)	(177,917)	(25,442)
Total operating costs and expenses		(3,825,112)	(5,695,861)	(7,667,571)	(1,096,448)
Other operating income, net		83,179	70,231	184,089	26,324
Income from operations		924,034	1,622,302	2,306,677	329,850
Interest income		29,569	48,415	72,167	10,320
Gain from short-term investments		34,519	48,943	44,867	6,416
Interest expense		(5,005)	(3,110)	(4,249)	(608)
Other (expenses) income, net		(1,024)	2,465	(56,554)	(8,087)
Income before income tax		982,093	1,719,015	2,362,908	337,891
Income tax expense	8	(243,036)	(446,031)	(741,646)	(106,054)
Net income		739,057	1,272,984	1,621,262	231,837
Less: net income (loss) attributable to non-controlling interests		1,920	(2,364)	270	39
Net income attributable to the Company		737,137	1,275,348	1,620,992	231,798

Net income		739,057	1,272,984	1,621,262	231,837
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes		15,634	(3,383)	(35,693)	(5,104)
Other comprehensive income (loss), net of income taxes		15,634	(3,383)	(35,693)	(5,104)
Total comprehensive income		754,691	1,269,601	1,585,569	226,733
Comprehensive income (loss) attributable to non-controlling interests		1,920	(2,364)	270	39
Comprehensive income attributable to the Company		752,771	1,271,965	1,585,299	226,694
Net income per ordinary share	13
—Basic		1.82	3.08	3.90	0.56
—Diluted		1.78	3.06	3.87	0.55
Weighted average ordinary shares used in calculating net income per ordinary share	13
—Basic		405,628,647	413,681,482	415,609,839	415,609,839
—Diluted		414,823,302	417,229,238	419,297,298	419,297,298

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except share data and per share data, or otherwise noted)

										(Accumulated	Accumulated	Total equity
									Additional	deficit)	other	attributable	Non-	Total
		Class A Ordinary			Class B Ordinary				paid-in	Retained	comprehensive	to shareholders	controlling	shareholders’
	Note	shares			shares		Treasury shares		capital	earnings	(loss) income	of the Company	interests	equity
		Number of			Number of		Number of
		Shares	RMB		Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022		319,677,037	229		73,680,917	56	—	—	1,286,189	(78,304)	(10,865)	1,197,305	(9,899)	1,187,406
Cumulative effect of the adoption of ASU 2016-13		—	—		—	—	—	—	—	(1,028)	—	(1,028)	—	(1,028)
Balance at January 1, 2023		319,677,037	229		73,680,917	56	—	—	1,286,189	(79,332)	(10,865)	1,196,277	(9,899)	1,186,378
Profit for the year		—	—		—	—	—	—	—	737,137	—	737,137	1,920	739,057
Other comprehensive income		—	—		—	—	—	—	—	—	15,634	15,634	—	15,634
Total comprehensive income		—	—		—	—	—	—	—	737,137	15,634	752,771	1,920	754,691
Exercise of stock options		19,427,760	15		—	—	—	—	105,606	—	—	105,621	—	105,621
Retirement of shares		(5)	—	*	—	—	—	—	—	—	—	—	—	—
Share based compensation expenses	14	—	—		—	—	—	—	163,978	—	—	163,978	—	163,978
Dividend distribution to shareholders	15(b)	—	—		—	—	—	—	—	(150,579)	—	(150,579)	—	(150,579)
Balance at December 31, 2023		339,104,792	244		73,680,917	56	—	—	1,555,773	507,226	4,769	2,068,068	(7,979)	2,060,089
Profit (loss) for the year		—	—		—	—	—	—	—	1,275,348	—	1,275,348	(2,364)	1,272,984
Other comprehensive loss		—	—		—	—	—	—	—	—	(3,383)	(3,383)	—	(3,383)
Total comprehensive income (loss)		—	—		—	—	—	—	—	1,275,348	(3,383)	1,271,965	(2,364)	1,269,601
Exercise of stock options		1,772,148	1		—	—	—	—	19,452	—	—	19,453	—	19,453
Retirement of shares		(3)	—	*	—	—	—	—	—	—	—	—	—	—
Share based compensation expenses	14	—	—		—	—	—	—	32,792	—	—	32,792	—	32,792
Dividend distribution to shareholders	15(b)	—	—		—	—	—	—	—	(436,048)	—	(436,048)	—	(436,048)
Balances at December 31, 2024		340,876,937	245		73,680,917	56	—	—	1,608,017	1,346,526	1,386	2,956,230	(10,343)	2,945,887
Profit for the year		—	—		—	—	—	—	—	1,620,992	—	1,620,992	270	1,621,262
Other comprehensive loss		—	—		—	—	—	—	—	—	(35,693)	(35,693)	—	(35,693)
Total comprehensive income (loss)		—	—		—	—	—	—	—	1,620,992	(35,693)	1,585,299	270	1,585,569
Exercise of stock options		1,359,084	1		—	—	—	—	18,876	—	—	18,877	—	18,877
Share based compensation expenses	14	—	—		—	—	—	—	131,472	—	—	131,472	—	131,472
Dividend distribution to shareholders	15(b)	—	—		—	—	—	—	—	(771,999)	—	(771,999)	—	(771,999)
Share repurchases	15(c)	(3,536,052)	—		—	—	3,536,052	(326,400)	—	—	—	(326,400)	—	(326,400)
Distribution to non-controlling interests		—	—		—	—	—	—	—	—	—	—	(1,714)	(1,714)
Disposal of a subsidiary		—	—		—	—	—	—	—	—	—	—	(891)	(891)
Balances at December 31, 2025		338,699,969	246		73,680,917	56	3,536,052	(326,400)	1,758,365	2,195,519	(34,307)	3,593,479	(12,678)	3,580,801

* The amount was less than RMB1.

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2(d))
Cash flows from operating activities:
Net income	739,057	1,272,984	1,621,262	231,837
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization	85,021	65,232	54,106	7,737
Impairment loss of long-lived assets	60,517	54,662	55,442	7,928
Inventory write-down	23,857	50,750	74,185	10,608
Reduction in the carrying amount of ROU assets	214,306	203,523	220,033	31,464
Gain from short-term investments	(34,519)	(48,943)	(44,867)	(6,416)
Net loss on disposal of property and equipment	578	—	3,598	515
Allowance for doubtful accounts	40,754	30,809	7,059	1,009
Deferred income tax benefit	(32,071)	(85,930)	(22,719)	(3,249)
Share-based compensation	163,978	32,792	131,472	18,801
Changes in operating assets and liabilities:
Accounts receivable	(42,708)	(29,702)	(159,262)	(22,774)
Prepayments and other current assets	(117,272)	(85,157)	(314,727)	(45,005)
Amounts due from related parties	(62,270)	(30,220)	(46,169)	(6,602)
Inventories	(85,475)	(99,108)	(185,551)	(26,533)
Contract costs	(30,950)	(21,188)	(14,860)	(2,125)
Other assets	12,043	4,933	22,908	3,276
Accounts payable	409,644	99,238	128,214	18,333
Salary and welfare payable	86,284	35,864	90,875	12,995
Accrued expenses and other payables	353,663	192,138	202,507	28,958
Income taxes payable	104,865	85,448	90,653	12,963
Amounts due to related parties	(1,900)	997	785	112
Deferred revenue	294,684	153,796	298,269	42,652
Operating lease liabilities	(246,101)	(208,086)	(264,881)	(37,877)
Other non-current liabilities	52,689	51,116	44,490	6,362
Net cash generated from operating activities	1,988,674	1,725,948	1,992,822	284,969

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2(d))
Cash flows from investing activities:
Payment for purchases of property and equipment	(41,724)	(56,238)	(85,775)	(12,266)
Proceeds from disposal of property and equipment	670	2,949	4,995	714
Payment for purchases of intangible assets	—	(1,941)	(254)	(36)
Payment for purchases of short-term investments	(9,427,210)	(20,015,100)	(15,929,970)	(2,277,955)
Proceeds from maturities of short-term investments	8,867,743	19,549,776	14,678,153	2,098,948
Proceeds from disposal of a subsidiary	—	—	780	112
Net cash used in investing activities	(600,521)	(520,554)	(1,332,071)	(190,483)
Cash flows from financing activities:
Proceeds from borrowings	40,000	60,000	255,000	36,465
Repayment of borrowings	(141,958)	(70,000)	(65,000)	(9,295)
Proceeds from stock option exercises	105,621	19,453	18,877	2,699
Payment for dividends	(150,579)	(436,048)	(771,999)	(110,394)
Payment for share repurchases	—	—	(329,896)	(47,175)
Distribution to non-controlling interests	—	—	(1,714)	(245)
Others	—	—	(30,155)	(4,312)
Net cash used in financing activities	(146,916)	(426,595)	(924,887)	(132,257)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	10,409	(922)	(35,322)	(5,051)
Net increase (decrease) in cash and cash equivalents and restricted cash	1,251,646	777,877	(299,458)	(42,822)
Cash and cash equivalents and restricted cash at the beginning of the year	1,590,107	2,841,753	3,619,630	517,600
Cash and cash equivalents and restricted cash at the end of the year	2,841,753	3,619,630	3,320,172	474,778
Supplemental disclosure of cash flow information:
Income tax paid	170,242	446,513	673,712	96,340
Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of property and equipment	16,079	22,049	27,199	3,889
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents	2,840,807	3,618,451	3,303,949	472,458
Restricted cash	946	1,179	16,223	2,320
Total cash and cash equivalents, and restricted cash	2,841,753	3,619,630	3,320,172	474,778

The accompanying notes are an integral part of these consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data and per share data, or otherwise noted)

1.	Description of the business and organization

(a) Description of the business

Atour Lifestyle Holdings Limited (“Atour” and, together with its subsidiaries, the “Company”), is a holding company incorporated in the Cayman Islands. The principal business activities of the Company are to develop lifestyle brands and operate both hospitality and retail businesses in the People’s Republic of China (the “PRC”). In November 2022, the Company completed its initial public offering on NASDAQ in the United States under the stock code “ATAT” (the “IPO”).

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

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU 2023-09”), requiring public business entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The Company adopted this standard on January 1, 2025, and applied the disclosure requirements retrospectively to all periods presented. See note 8 for further information.

(b)	Principles of consolidation

The Company’s consolidated financial statements include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Items subject to such estimates and assumptions include, but are not limited to, estimate of breakage for loyalty points, the fair value of share-based compensation awards, allowance for doubtful accounts, inventory write-down and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Functional currency and foreign currency translation

The Company’s reporting currency is RMB. RMB is the currency of the primary economic environment in which the Company primarily generates and expends cash. The functional currency of the subsidiaries in Cayman Islands, Hong Kong and Singapore is USD. The functional currency of the subsidiaries in Chinese Mainland is RMB.

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

The financial statements of entities using functional currency other than RMB are translated into RMB at the exchange rates as of the balance sheet date for assets and liabilities, the average daily exchange rate for each month for income and expense items and the historical exchange rates for equity accounts. Translation gains and losses are recorded in other comprehensive (loss) income and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

Convenience translation

Translations of balances in the consolidated financial statements from RMB into United States dollars (“USD”) as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.9931 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate. The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, and highly liquid investments. The Company considers highly liquid investments that are readily convertible into known amounts of cash and with a maturity of three months or less when purchased to be cash equivalents. The Company’s cash and cash equivalents are deposited in financial institutions at the following locations:

	As of December 31,
	2024	2025
	RMB	RMB
Financial institutions in the Chinese Mainland
—Denominated in RMB	2,496,135	2,586,715
—Denominated in USD	3,717	17,550
Total balances held at Chinese Mainland financial institutions	2,499,852	2,604,265
Hong Kong
—Denominated in RMB	9,919	940
—Denominated in HKD	—	217
—Denominated in USD	367,467	1,442
Total balances held at the Hong Kong financial institutions	377,386	2,599
Cayman Islands
—Denominated in RMB	600,273	33,625
—Denominated in USD	140,940	663,460
Total balances held at the Cayman Islands financial institutions	741,213	697,085
Total cash and cash equivalents balances held at financial institutions	3,618,451	3,303,949

(f)	Restricted cash

Restricted cash mainly consists of security deposits as requested by local government agencies, landlords and e-commence platforms. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement for the establishment.

(g)	Short-term investments

Short-term investments include wealth management products with original maturities less than one year when purchased, which are with variable return. These investments are placed with financial institutions and measured at fair value. The fair value change of the short-term investments was recorded in gain from short-term investments in the consolidated statements of comprehensive income.

(h)	Accounts receivable, net

Accounts receivable primarily consists of receivables from franchisees, corporate customers, travel agents and hotel guests, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted. As of December 31, 2024 and 2025, the Company does not have any off-balance-sheet credit exposure relate to its franchisees and other customers.

(i)	Contract costs

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

Contract costs capitalized as of December 31, 2024 and 2025 relate to the incremental sales commissions paid to the Company’s sales personnel whose selling activities resulted in customers entering into franchise and management agreements with the Company. Contract costs are recognized as part of selling and marketing expenses in the consolidated statements of comprehensive income in the period in which revenue from the franchise fees is recognized. The amount of capitalized costs recognized in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025 were RMB12,318, RMB18,365 and RMB22,155, respectively.

(j)	Inventories

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

(k)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment.

The estimated useful lives are presented below.

Leasehold improvements	Shorter of the lease term and the estimated useful lives of the assets
Equipment, fixtures and furniture, and other fixed assets	5 - 10 years

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

(l)	Intangible assets, net

Intangible assets consist primarily of software.

Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization period is as follows:

Purchased software	3 - 10 years

(m)	Leases

Contracts that have been determined to convey the right to use an identified asset are evaluated for classification as an operating or finance lease.

The lease term for all of the Company’s leases include the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

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

Right-of-use assets for operating leases are occasionally reduced by impairment losses. See Note 2(n).

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

As of December 31, 2024 and 2025, the Company does not have any material finance leases.

(n)	Impairment of long-lived assets

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

The Company recognized RMB60,517, RMB54,662 and RMB55,442 of impairment losses related to leased hotels, which included RMB55,403, RMB48,497 and RMB11,841 for property and equipment and RMB5,114, RMB6,165 and RMB43,601 for operating lease right of use assets, recorded in hotel operating costs in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively. The impairment losses recognized were due to the carrying amounts of these long-lived assets were not recoverable based on the undiscounted cash flows. The fair values of these long-lived assets primarily reflect the price market participant would pay to sub-lease the operating lease right of use assets and acquire remaining property and equipment assets, representing the highest and best use of these assets. Significant unobservable inputs used in the fair value measurement include future market rental prices, which were determined with the assistance of an independent valuation specialist.

(o)	Business combination

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

(p)	Goodwill

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

No impairment losses were recorded for goodwill for the years ended December 31, 2023, 2024 and 2025.

(q)	Value-added-tax (“VAT”)

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

(r)	Asset retirement costs

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

Asset retirement obligations are recorded in other non-current liabilities.

(s)	Revenue recognition

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

Retail revenues

Revenues from sales of lifestyle products through e-commerce platforms and hotel shops are recognized when the control of the goods is transferred to the customers.

In the arrangements with most of the e-commerce platforms, the platforms provide services to facilitate the transactions between the Company and end consumers. In those cases, the Company’s customers are the end consumers and not the platforms. The Company recognizes the revenues from sales of lifestyle products when the products are delivered to the end consumers and the end consumers have obtained the physical possession and the legal title of the products.

The Company also sells the lifestyle products to certain other e-commerce platforms. In those limited arrangements, such e-commerce platforms are the Company’s customers. The Company recognizes the revenues from sales of lifestyle products to such e-commerce platforms when the platforms become obliged to pay for the products and the Company has transferred the significant risks and rewards of the ownership of the products, which is when the platforms sell the products to the end consumers.

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

(t)	Contract assets and deferred revenue

Contract assets primarily represent revenue earned that is not yet billable based on the terms of the contracts. The amount of impairment losses of contract assets recognized in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025 were RMB28,819, RMB23,974 and RMB474, respectively.

Cash proceeds received from customers are recorded as deferred revenue before the Company satisfies the performance obligation under the contracts.

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

(u)	Government grant

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2023, 2024 and 2025, the Company received financial subsidies of RMB70,529, RMB79,209 and RMB186,683 respectively from various local PRC government authorities, respectively, which primarily consist of government subsidies for headquarter office and business development support. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income, net in the consolidated statements of comprehensive income, when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive any or similar subsidies in the future.

There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2023, 2024 and 2025.

(v)	Advertising and promotion expenses

Advertising and promotion related expenses primarily consist of advertising costs including production costs of marketing materials and the promotion related service fees of hotel and retail businesses, which are charged to the consolidated statements of comprehensive income as incurred and amounted to RMB302,459, RMB650,952 and RMB1,053,213 for the years ended December 31, 2023, 2024 and 2025, respectively.

(w)	Technology and development expenses

Technology and development expenses are expensed as incurred, mainly consist of (i) staff costs incurred for the self-developed hotel operation, reservation systems and other systems related to sales of hotel supplies and retail business, (ii) servers and cloud infrastructure costs, (iii) retail products development costs, (iv)other expenses related to technology and development functions.

(x) Employee benefits

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

Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB160,825, RMB229,162 and RMB313,600 for the years ended December 31, 2023, 2024 and 2025, respectively.

(y) Income taxes

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

(z) Share based compensation

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

(aa) Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is recorded in retained earnings.

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

As of December 31, 2024 and 2025, the PRC statutory reserve funds amounted to RMB286,721 and RMB375,495, respectively.

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

(ag) Recently issued accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires companies to disclose in the notes to the financial statements the disaggregation of certain expense categories included within the income statement expense captions. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 on a prospective basis with optional retrospective application. Early adoption is permitted. The Company expects the adoption of this standard will result in expanded disclosures related to expenses but will not impact the Company’s financial position or results of operations.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides the option to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The standard is effective for the Company from January 1, 2026, with early adoption permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which better aligns the accounting guidance to how software is developed by eliminating project stages from capitalization criteria, and further clarifies the threshold entities apply to begin capitalizing costs. The amendment also enhances the disclosure requirements for internal-use software. The standard is effective for the Company from January 1, 2028, with early adoption permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new standard leverages the principles in the accounting framework for government assistance in International Accounting Standard 20. The standard is effective for the Company for annual period from January 1, 2029, with early adoption permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

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

	Years ended December 31,
	2023	2024	2025
Vendor A	14%	15%	11%

3.	Prepayments and other current assets

Prepayments and other current assets consist of the following:

		As of December 31,
	Note	2024	2025
		RMB	RMB
Receivables on behalf of manachised hotels(i)		216,476	236,430
Receivables from financial institution(ii)		—	260,109
Prepayment for purchase of services		53,365	87,580
VAT recoverable		33,315	60,975
Deposits		9,652	14,267
Prepaid property management fees		3,281	2,997
Contract assets	12(b)	2,929	—
Prepayment for purchase of goods		2,926	2,277
Others		10,767	15,125
Subtotal		332,711	679,760
Less: allowance for doubtful accounts		(1,079)	(3,786)
Total		331,632	675,974

(i)The amount represents fees to be collected from corporate customers and travel agencies on behalf of franchisees.

(ii)The Company establishes escrow accounts at a bank to hold the cash received from hotel guests through the central reservation system.

Changes in the allowance for doubtful accounts are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
At the beginning of the year	3,124	1,079
Allowance made during the year	1,079	2,722
Allowance write-off during the year	(3,124)	(15)
At the end of the year	1,079	3,786

4.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Cost(i):
Leasehold improvements	365,328	322,485
Equipment, fixture and furniture, and other fixed assets	352,184	339,001
Total cost	717,512	661,486
Less: accumulated depreciation	(503,836)	(435,883)
Property and equipment, net	213,676	225,603
(i)During the years ended December 31, 2023, 2024 and 2025, the Company recognized impairment loss of RMB55,403, RMB48,497 and RMB11,841 respectively.

Depreciation expense recognized for the years ended December 31, 2023, 2024 and 2025 was RMB83,731, RMB64,021 and RMB52,192 respectively.

5.	Lease

As of December 31, 2025, the Company operated 19 leased hotels, leasing the underlying buildings. The Company generally enters into lease agreements with initial terms of 5 to 15 years. Some of the lease agreements contain renewal options. Such options are accounted for only when it is reasonably certain that the Company will exercise the options. The rent under current hotel lease agreements is generally payable in fixed rent. In addition to hotels leases, the Company also leases office spaces and logistics centers. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

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

Supplemental Balance Sheet

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Operating lease right-of-use assets	1,502,891	1,108,548
Liabilities
Current
Operating lease liabilities	291,002	230,201
Non-current
Operating lease liabilities	1,379,811	1,042,719
Total lease liabilities	1,670,813	1,272,920

Summary of Lease Cost

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	Account Classification
Operating lease cost	362,462	331,445	270,697	Hotel operating costs, Other operating costs, Retail costs and General and administrative expenses
Variable lease cost(i)	6,332	2,939	4,310	Hotel operating costs, Retail costs
Sublease income	(13,742)	(14,864)	(16,103)	Net revenues-Others
Total lease cost	355,052	319,520	258,904
(i)The Company was granted RMB6,722 in lease concessions from landlords related to the effects of the COVID-19 pandemic during the years ended December 31, 2023. The lease concessions were primarily in the form of rent reduction over the period during which the Company’s hotel business was adversely impacted. The Company applied the interpretive guidance in a FASB staff Q&A document issued in April 2020 and elected: (1) not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and (2) to assume such concession was contemplated as part of the existing lease contract with no contract modification. Such concession was recognized as negative adjustment to variable lease cost in the period the concession was granted.

Supplemental Cash Flow Information

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	402,308	344,120	312,282
Noncash activities that result in increase (decrease) to ROU assets and lease liabilities	51,559	56,767	(133,012)

	As of December 31,
	2024	2025
Lease term and discount rate
Weighted-average remaining lease term (years)
Operating leases	7.03	6.67
Weighted-average discount rate
Operating leases	4.34%	4.34%

Summary of Future Lease Payments and Lease Liabilities

Maturities of operating lease liabilities as of December 31, 2025 were as follows:

Total
RMB
For the year ending December 31, 2026	279,099
2027	236,613
2028	229,984
2029	224,297
2030	177,732
Thereafter	312,961
Total undiscounted lease payment	1,460,686
Less: imputed interest(i)	(187,766)
Present value of lease liabilities	1,272,920
(i)	As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the imputed interest and present value of lease payments.

6.Other assets

Other assets consist of the following:

		As of December 31,
	Note	2024	2025
		RMB	RMB
Long-term rental deposits		68,571	47,836
Contract assets	12(b)	33,926	31,754
Prepayments for purchase of property and equipment		—	4,069
Subtotal		102,497	83,659
Less: allowance for doubtful accounts	12(b)	(31,280)	(31,754)
Total		71,217	51,905

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
At the beginning of the year	28,819	31,280
Allowance made during the year	23,974	474
Allowance write-off during the year	(21,513)	—
At the end of the year	31,280	31,754

7.	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is not deductible for tax purposes and is assigned to the only reporting unit, which is the Atour Group.

The Company did not incur any impairment loss on goodwill for the years ended December 31, 2023, 2024 and 2025.

8.	Income tax
(a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

The Company’s subsidiary in Singapore is considered a Singapore tax resident company under Singapore tax laws, and is subject to Singapore corporate income tax at a rate of 17%.

Hong Kong, China

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on the taxable income generated from operations in Hong Kong. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at 8.25% and the remaining profits will be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

Chinese Mainland

Under the Law of the PRC on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, the Company’s PRC subsidiaries are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment.

The Company’s PRC subsidiaries, Shanghai Chengduo Information Technology Co., Ltd. and Shanghai Dongduo Digital Intelligence Technology Co., Ltd., have been accredited as a software enterprise company since 2022 and 2025, respectively. They qualify for the tax holiday during which they are entitled to an exemption from EIT for two years commencing from their first profit-making year of operation and then 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment.

One of the Company’s PRC subsidiaries, Shanghai Shengkuai Technology Co., Ltd., was certified as a High-and-New Technology Enterprise (“HNTE”) for a period of three years from 2025 to 2027. Accordingly, it is entitled to a preferential tax rate of 15% if all the certification criteria for HNTE is satisfied in the relevant years.

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

The Organisation for Economic Co-operation and Development (OECD) developed a Global Anti-Base Erosion Rules (Pillar Two) to ensure a 15% global minimum tax paid by large multinational enterprises with consolidated revenue over EUR 750 million. While the Company is expected to be in scope of Pillar Two starting from 2026, based on the Company’s analysis, the legislation is not expected to have a material impact on the consolidated financial statements of the Company going forward. The Company will continue to closely monitor Pillar Two global implementation process and assess the impact on the Company and its subsidiaries.

Income before income tax consists of the following:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Income before income tax	982,093	1,719,015	2,362,908
Cayman Islands	2,750	12,994	(1,765)
Singapore	—	—	—
Hong Kong, China	7,844	13,632	11,537
Chinese Mainland	971,499	1,692,389	2,353,136

Income tax expense consists of the following:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	275,107	531,961	764,365
Cayman Islands	—	—	—
Singapore	—	—	—
Hong Kong, China	—	—	—
Chinese Mainland	275,107	531,961	764,365
Deferred income tax benefit	(32,071)	(85,930)	(22,719)
Cayman Islands	—	—	—
Singapore	—	—	—
Hong Kong, China	—	—	—
Chinese Mainland	(32,071)	(85,930)	(22,719)
Total	243,036	446,031	741,646

The Company’s business operation is substantially based in Chinese Mainland. The reconciliation of income taxes at the PRC statutory income tax rate of 25% to provision for income taxes is as follows:

	Years ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Income taxes at the PRC statutory income tax rate of 25%	245,523	25.0%	429,754	25.0%	590,727	25.0%
Foreign tax effects	(2,649)	(0.3)%	(6,657)	(0.4)%	(2,443)	(0.1)%
Chinese Mainland
Withholding tax on distributable earnings	—	—	54,000	3.1%	195,967	8.3%
Tax holiday	(44,557)	(4.5)%	(39,445)	(2.3)%	(64,321)	(2.7)%
Preferential tax rate	—	—	—	—	(2,344)	(0.1)%
Non-deductible expenses	8,080	0.8%	7,189	0.4%	11,859	0.5%
Additional deduction for research and development expenses	(5,249)	(0.5)%	(9,472)	(0.6)%	(13,254)	(0.6)%
Share-based compensation	40,995	4.2%	8,198	0.5%	32,868	1.4%
Tax loss expiration	30	0.0%	3,885	0.2%	3	0.0%
Change in valuation allowance	(68)	(0.0)%	(2,522)	(0.1)%	(10,143)	(0.4)%
Others	931	0.0%	1,101	0.1%	2,727	0.1%
Total	243,036	24.7%	446,031	25.9%	741,646	31.4%

The effect of the tax holiday on the net income per ordinary share is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Effect of tax holiday	44,557	39,445	64,321
Net income per ordinary share – Basic	0.11	0.10	0.15
Net income per ordinary share – Diluted	0.11	0.09	0.15

The Company is subject to reviews, examinations and audits by PRC tax authorities with respect to income and non-income-based taxes. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

The income taxes paid were RMB170,242, RMB446,513 and RMB673,712, respectively for the years ended December 31, 2023, 2024 and 2025, all in Chinese Mainland.

(b)	Deferred taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) balances are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Tax losses carried forward	51,391	29,046
Allowance for doubtful accounts	11,980	13,712
Accrued payroll and other expenses	9,178	14,071
Inventory write-down	4,561	5,014
Deferred revenue	157,361	174,098
Operating lease liabilities	391,748	303,059
Property and equipment	47,337	41,005
Excessive advertising and promotional expenses	35,185	37,762
Others	2,562	11,240
Total gross deferred tax assets	711,303	629,007
Valuation allowance on deferred tax assets	(74,850)	(64,707)
Deferred tax assets, net of valuation allowance	636,453	564,300
Contract costs	(29,853)	(33,567)
Operating lease right-of-use assets	(375,723)	(277,137)
Deferred tax liabilities	(405,576)	(310,704)
Net deferred tax assets	230,877	253,596

Reported in consolidated balance sheets as:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets	230,877	253,596
Deferred tax liabilities	—	—
Net deferred tax assets	230,877	253,596

Except for the planned but yet to be distributed earnings (if any), the Company does not recognize deferred tax liabilities on the undistributed earnings of the PRC subsidiaries, which the Company intends to indefinitely reinvest in the PRC. As of December 31,2025, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB2.4 billion.

The movement of the valuation allowance is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	77,372	74,850
Addition (reversal)	1,363	(10,140)
Reduction as a result of expiry of net operating loss carried forward	(3,885)	(3)
Balance at the end of the year	74,850	64,707

The valuation allowance as of December 31, 2024 and 2025 was primarily provided for the deferred tax assets of certain PRC subsidiaries, which were in cumulative loss positions. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forward of the Company’s PRC subsidiaries amounted to RMB119,191 as of December 31, 2025, of which RMB41,096, RMB29,533, RMB3,668, RMB30,504 and RMB14,390 will expire if unused by December 31, 2026, 2027, 2028, 2029 and 2030, respectively.

9.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Payments received on behalf of manachised hotels(i)	575,502	720,937
Deposits	91,622	110,333
Service fee	78,129	84,688
VAT and other taxes payable	58,559	86,061
Payable for purchase of property and equipment	22,049	27,199
Others	56,148	61,176
Total	882,009	1,090,394
(i)	The amount represents the payments collected or to be collected from customers or travel agencies on behalf of the franchisees for the reservation of manachised hotels.

10.	Borrowings

Borrowings consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Short-term borrowings:
Bank loans(i)	60,000	250,000
Total	60,000	250,000
Long-term borrowings, non-current portion:
Loan from a third party	2,000	2,000
Total	2,000	2,000
(i)As of December 31, 2025, the Company had several credit facilities with third party banks under which the Company can borrow up to RMB780,000 during the term of the facilities maturing from January 2026 to December 2026. The drawdown of the credit facilities is subject to the terms and conditions of each agreement. As of December 31, 2025, the unutilized credit facilities amounted to RMB530,000.

The weighted average interest rates of borrowings as of December 31, 2024 and 2025 were 2.8% and 2.7% per annum, respectively.

Certain bank borrowings are subject to debt covenant requirements, including but not limited to the net assets, debt-to-asset ratio and net income. The Company met all of the debt covenant requirements as of December 31, 2025.

11.	Other non-current liabilities

Other non-current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits received from franchisees	235,080	279,430
Asset retirement obligations	4,132	4,272
Others	6,356	6,356
Total	245,568	290,058

12.	Revenues

(a)Disaggregation of revenues

Disaggregation of revenues by product/service is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Upfront franchise fees	46,831	68,211	82,859
Continuing franchise fees	1,362,654	1,904,264	2,462,861
Sales of hotel supplies and other products	1,179,686	2,011,940	2,555,137
Other transactions with the franchisees	116,438	164,337	208,007
Manachised hotels	2,705,609	4,148,752	5,308,864
Room	782,646	652,854	550,459
Food and beverage	51,583	43,838	35,207
Others	5,815	5,271	4,706
Leased hotels	840,044	701,963	590,372
Retail	971,931	2,198,198	3,670,969
Others	148,383	199,019	219,954
Total	4,665,967	7,247,932	9,790,159

Disaggregation of revenues by timing of revenue recognition is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Over time	2,411,710	2,923,306	3,438,585
At a point in time	2,254,257	4,324,626	6,351,574
Total	4,665,967	7,247,932	9,790,159

No geographical information is presented as the operations, customers and long-lived assets of the Company are all located in the PRC.

(b)Contract balances

i)The following table provides information about accounts receivable from contracts with customers:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	201,606	360,753
Less: allowance for doubtful accounts	(15,559)	(19,307)
Accounts receivable, net	186,047	341,446

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
At the beginning of the year	32,298	15,559
Allowance made during the year	5,756	3,863
Write off during the year	(22,495)	(115)
At the end of the year	15,559	19,307

ii)	The following table provides information about contract assets:

	As of December 31,
	2024	2025
	RMB	RMB
Current	2,929	—
Non-current	33,926	31,754
Subtotal	36,855	31,754
Less: allowance for doubtful accounts	(31,280)	(31,754)
Total contract assets	5,575	—

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
At the beginning of the year	28,819	31,280
Allowance made during the year	23,974	474
Write off during the year	(21,513)	—
At the end of the year	31,280	31,754

The Company recognized RMB23,974 and RMB474 credit loss allowance during the years ended December 31, 2024 and 2025, respectively, which was primarily related to certain franchisees after reassessment of the franchisee’s business forecast.

iii)The following table provides information about deferred revenue from contracts with customers:

	As of December 31,
	2024	2025
	RMB	RMB
Current	453,986	701,147
Non-current	475,331	526,439
Deferred revenue	929,317	1,227,586

The deferred revenue balances above as of December 31, 2024 and 2025 were comprised of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Upfront franchise fees	539,518	603,222
Advances from sales of hotel supplies and other products	267,220	485,243
Loyalty program	58,547	70,499
Others	64,032	68,622
Deferred revenue	929,317	1,227,586

The Company recognized revenues of RMB170,085, RMB357,230 and RMB392,586 during the years ended December 31, 2023, 2024 and 2025, which were included in deferred revenue balance at the beginning of each year.

(c)	Revenue allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2024 and 2025, the Company had RMB539,518 and RMB603,222 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods over 1 to 20 years.

The Company has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.

13.	Net income per ordinary share

Basic and diluted net income per ordinary share for the years ended December 31, 2023, 2024 and 2025 are calculated as follow:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income attributable to the Company	737,137	1,275,348	1,620,992
Denominator:
Weighted average number of ordinary shares outstanding (for basic calculation)	405,628,647	413,681,482	415,609,839
Effect of dilutive share-based awards(i)	9,194,655	3,547,756	3,687,459
Weighted average number of ordinary shares and dilutive potential ordinary shares outstanding (for diluted calculation)	414,823,302	417,229,238	419,297,298
Basic net income per ordinary share (in RMB)	1.82	3.08	3.90
Diluted net income per ordinary share (in RMB)	1.78	3.06	3.87

(i)For the years ended December 31, 2023, 2024 and 2025, 401,405, nil and nil share options were excluded from the calculation of diluted per ordinary share as their effects would have been anti-dilutive.

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

A summary of activities of the share options is presented below:

		Weighted		Aggregate
	Number of	average	Weighted remaining	intrinsic
	share options	exercise price per share	contractual years	value
		USD		USD
Outstanding at January 1, 2025	5,944,822	2.67	8.27	37,426
Grant	2,663,903	1.95
Forfeiture	(12,004)	1.58
Exercise	(1,359,084)	2.17
Outstanding at December 31, 2025	7,237,637	2.50	7.80	76,953
Exercisable as of December 31, 2025	5,668,864	2.79	7.54	58,659

As of December 31, 2025, RMB46,097 of unrecognized compensation expense related to unvested share options is expected to be recognized over a remaining weighted-average vesting period of approximately 1.07 years.

The weight average grant date fair value of the share options granted during the years ended December 2023, 2024 and 2025 was RMB34.78, RMB34.58 and RMB60.38, respectively.

The total fair value at grant date of share options that vested during the years ended December 31, 2023, 2024 and 2025 was RMB159,957, RMB36,964 and RMB110,247, respectively.

The total intrinsic value of share options exercised during the years ended December 31, 2023, 2024 and 2025 was RMB324,977, RMB87,190 and RMB101,064, respectively.

The fair value of the share options granted is estimated on the date of grant using the binomial option pricing model with the following assumptions used.

	2023	2024	2025
Risk-free rate of return(1)	3.4%-3.8%	4.2%-4.5%	4.0%-4.3%
Volatility(2)	40.2%-46.5%	46.1%-46.5%	45.5%-46.4%
Expected dividend yield(3)	0%	2%	1.9%
Fair value of ordinary share (in USD)(4)	5.9-8.7	5.6-6.2	9.9-13.0
Exercise Multiple(5)	2.2-2.8	2.2-2.8	2.2-2.8
Expected term(6)	10	10	10
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
(4)The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.
(5)The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely accepted academic research publication.
(6)The expected term is the contract life of the option from grant date.

A summary of share-based compensation expenses recognized is presented below:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Hotel operating costs	1,286	5,636	17,660
Selling and marketing expenses	391	2,724	6,546
General and administrative expenses	162,301	23,723	106,003
Technology and development expenses	—	709	1,263
Total	163,978	32,792	131,472

15.	Equity
(a)	Ordinary shares

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

In May and November 2025, the Company’s board of directors declared a cash dividend of US$0.14 and US$0.12 per ordinary share, or US$0.42 and US$0.36 per ADS, respectively. The total amount of RMB771,999 was distributed in 2025.

(c)Share repurchase program

The Company announced a three-year share repurchase program approved by the board of directors on May 22, 2025. Under the terms of the approved program, the Company may repurchase up to US$400 million in value of its ordinary shares and/or ADSs, from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

As of December 31, 2025, the Company repurchased 1,178,684 ADSs or 3,536,052 Class A ordinary shares for US$46.0 million (before transaction costs and excise tax).

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

Name of party	Relationship
Trip.com Group Ltd. and its subsidiaries (collectively referred to as “Trip.com Group”)	Major shareholder of the company

(a)	Major transactions with related parties

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Hotel reservation payments collected on behalf of the Company(1)
Trip.com Group	1,441,229	1,741,238	2,138,540
Hotel reservation service fees(2)
Trip.com Group	28,686	34,745	37,611
Corporate travel management service (3)
Trip.com Group	—	23,211	24,541
(1)	Hotel reservation payments collected on behalf of the Company are trade-in-nature and represent room charges net off travel agency reservation service fees of manachised hotels and room charges of leased hotels.
(2)	Hotel reservation service fees are trade-in-nature and represent travel agency reservation service fees of leased hotels.
(3)	Corporate travel management service is trade-in-nature and represents the amounts incurred for accommodation and transportation and the related service fees of the Company’s business travels reserved through the management platform.

(b)	Balances with related parties

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties
Trip.com Group	146,120	192,289
Amounts due to related parties
Trip.com Group	2,101	2,886

(1)	The balances with related parties are trade-in-nature, arising from trade-in-nature transactions with related parties.

18.	Contingencies
(a)	Capital commitments

As of December 31, 2025, the Company’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB2,546, which is expected to be incurred within one year.

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

19.	Parent company only condensed financial information

As of December 31, 2025, restricted net assets of consolidated subsidiaries amounted to RMB1,156,707, which exceed 25 percent of consolidated net assets. Pursuant to Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, condensed financial information as to the financial position, cash flows and results of operations of the parent company as of and for the same periods for which audited consolidated financial statements are required to be presented.

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

CONDENSED BALANCE SHEETS

	As of	As of
	December 31,	December 31,
	2024	2025
			USD
	RMB	RMB	(Note 2(d))
Assets
Current assets
Cash and cash equivalents	741,213	697,085	99,682
Prepayments and other current assets	—	33,651	4,812
Total current assets	741,213	730,736	104,494
Non-current assets
Investment in and amount due from subsidiaries	2,215,226	3,073,693	439,532
Total non-current assets	2,215,226	3,073,693	439,532
Total assets	2,956,439	3,804,429	544,026

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	—	210,120	30,047
Accrued expenses and other payables	209	830	119
Total current liabilities	209	210,950	30,166
Total liabilities	209	210,950	30,166
Shareholders’ equity
Class A ordinary shares (USD0.0001 par value; 2,900,000,000 shares authorized; 345,669,034 and 347,904,787 shares issued as of December 31, 2024 and 2025, respectively; 340,876,937 and 338,699,969 shares outstanding as of December 31, 2024 and 2025, respectively)	245	246	35
Class B ordinary shares (USD0.0001 par value; 100,000,000 shares authorized; 73,680,917 shares issued and outstanding)	56	56	8
Treasury shares	—	(326,400)	(46,675)
Additional paid in capital	1,608,017	1,758,365	251,443
Retained earnings	1,346,526	2,195,519	313,955
Accumulated other comprehensive income (loss)	1,386	(34,307)	(4,906)
Total shareholders’ equity	2,956,230	3,593,479	513,860
Total liabilities and shareholders’ equity	2,956,439	3,804,429	544,026

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
	2023	2024	2025	2025
				USD
	RMB	RMB	RMB	(Note 2(d))
Operating costs and expenses:
General and administrative expenses	(36,572)	(23,511)	(25,369)	(3,628)
Loss from operations	(36,572)	(23,511)	(25,369)	(3,628)
Interest income	7,937	8,334	35,222	5,037
Interest expense	—	—	(2,000)	(286)
Gain from short-term investments	1,175	—	—	—
Other (expenses) income, net	(2,102)	11,563	(21,885)	(3,130)
Income in investment in subsidiaries	766,699	1,278,962	1,635,024	233,805
Net income	737,137	1,275,348	1,620,992	231,798

Net income	737,137	1,275,348	1,620,992	231,798
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	15,634	(3,383)	(35,693)	(5,104)
Other comprehensive income (loss), net of income taxes	15,634	(3,383)	(35,693)	(5,104)
Total comprehensive income	752,771	1,271,965	1,585,299	226,694

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2023	2024	2025	2025
				USD
	RMB	RMB	RMB	(Note 2(d))
Net cash (used in) generated from operating activities	(251)	11,082	25,561	3,655
Net cash (used in) generated from investing activities	(22,417)	204,704	—	—
Net cash (used in) generated from financing activities	(44,958)	311,202	(41,310)	(5,907)
Effect of exchange rate changes on cash and cash equivalents	7,263	(4,750)	(28,379)	(4,058)
Net increase in cash and cash equivalents	(60,363)	522,238	(44,128)	(6,310)
Cash and cash equivalents at the beginning of the year	279,338	218,975	741,213	105,992
Cash and cash equivalents at the end of the year	218,975	741,213	697,085	99,682